Exhibit 99.1

Management Discussion & Analysis and Complete **Financial** Statements

2Q18

www.itau.com.br/investor-relations facebook.com/itauunibancori @itauunibanco_ri

Contents

Management Discussion & Analysis	03

Executive Summary	05

Income Statement and Balance Sheet Analysis	15

Managerial Financial Margin	16

Cost of Credit	17

Credit Quality	19

Commissions and Fees & Result from Insurance, Pension Plan and Premium Bonds	22

Insurance, Pension Plan and Premium Bonds Operations	25

Non-interest Expenses	28

Balance Sheet	30

Credit Portfolio	31

Funding	33

Balance Sheet by Currency	34

Risk and Capital Management	35

Results by Business Segments	37

Results by Region - Brazil and Latin America	40

Activities Abroad	41

Additional Information	45

Itaú Unibanco Shares	46

Disclosure Criteria	47

Report of Independent Auditors	48

Complete Financial Statements	49

Itaú

Management
Discussion &
Analysis

Management Discussion & Analysis and Complete Financial Statements

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Itaú Unibanco Holding S.A.	04

Management Discussion & Analysis	Executive Summary

Managerial Income Statement

We present below pro forma information and selected financial indicators of Itaú Unibanco.

In R$ millions (except where indicated), end of period	2Q18	1Q18	2Q17	1H18	1H17
Results
Recurring Net Income	6,382	6,419	6,169	12,801	12,345
Operating Revenues (1)	28,021	27,426	27,205	55,446	54,471
Managerial Financial Margin (2)	17,295	16,999	17,385	34,294	34,800
Performance
Recurring Return on Average Equity – Annualized (3)	21.6%	22.2%	21.5%	22.0%	21.8%
Recurring Return on Average Assets – Annualized (4)	1.7%	1.7%	1.7%	1.7%	1.7%
Nonperforming Loans Ratio (90 days overdue) - Total	2.8%	3.1%	3.2%	2.8%	3.2%
Nonperforming Loans Ratio (90 days overdue) - Brazil	3.4%	3.7%	3.9%	3.4%	3.9%
Nonperforming Loans Ratio (90 days overdue) - Latin America	1.5%	1.6%	1.2%	1.5%	1.2%
Coverage Ratio (Total Allowance/NPL 90 days overdue) (5)	248%	236%	243%	248%	243%
Efficiency Ratio (IE) (6)	47.1%	45.9%	45.7%	46.5%	44.6%
Risk-Adjusted Efficiency Ratio (RAER) (6)	61.0%	60.8%	63.4%	60.9%	63.9%
Shares
Recurring Net Income per Share (R$) (7)	0.98	0.99	0.95
Net Income per Share (R$) (7)	0.96	0.97	0.92
Number of Outstanding Shares at the end of period – in millions	6,476	6,488	6,499
Book Value per Share (R$)	18.80	18.27	18.22
Dividends and Interest on Own Capital net of Taxes (8)	3,066	2,247	2,467
Market Capitalization (9)	260,639	333,596	239,020
Market Capitalization (9) (US$ million)	67,597	100,366	72,251
Balance Sheet
Total Assets	1,542,684	1,524,354	1,448,335
Total Credit Portfolio, including Financial Guarantees Provided and Corporate Securities	623,256	601,056	587,335
Deposits + Debentures + Securities + Borrowings and Onlending (10)	666,635	664,674	649,603
Loan Portfolio/Funding (10)	77.8%	74.5%	73.9%
Stockholders’ Equity	121,758	118,511	118,379
Solvency Ratio - Prudential Conglomerate (BIS Ratio)	17.2%	16.6%	18.4%
Common Equity Tier I	15.1%	14.5%	15.7%
Estimated BIS III (Common Equity Tier I) (11)	13.2%	13.6%	13.5%
Liquidity Coverage Ratio (LCR)	169.5%	173.5%	201.7%
Other
Assets Under Administration	1,050,220	1,026,534	900,543
Total Number of Employees	99,914	99,618	95,065
Brazil	86,144	85,843	81,252
Abroad	13,770	13,775	13,813
Branches and CSBs – Client Service Branches	4,904	4,976	4,955
ATM – Automated Teller Machines (12)	47,650	47,086	46,572

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees, Other Operating Income and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed on Managerial Financial Margin section; (3) Annualized Return was calculated by dividing Recurring Net Income by Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends that has not yet been approved at shareholders’ or Board meetings, proposed after the balance sheet closing date; (4) Return was calculated by dividing Recurring Net Income by Average Assets; (5) Includes the balance of allowance for financial guarantees provided; (6) For further details on the calculation methodologies of both Efficiency and Risk-Adjusted Efficiency ratios, please refer to Non-Interest Expenses section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) Interest on own capital. Amounts paid/provisioned, declared and reserved in stockholders’ equity; (9) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (10) As detailed on the Balance section; (11) Includes impacts from schedule anticipation of deductions and the impact of the investment in XP Investimentos; (12) Includes ESBs (electronic service branches) and service points at third parties’ locations and Banco24Horas ATMs.

Itaú Unibanco Holding S.A.	05

Management Discussion & Analysis	Executive Summary

Net Income and Recurring Net Income

Non-Recurring Events Net of Tax Effects

In R$ millions	2Q18	1Q18	2Q17	1H18	1H17
Recurring Net Income	6,382	6,419	6,169	12,801	12,345
Non-Recurring Events	(138)	(139)	(155)	(277)	(278)
Impairment	(10)	(92)	(7)	(101)	(7)
∟ Adjustment to reflect the realization value of certain assets mainly related to technology
Goodwill Amortization	(150)	(146)	(123)	(296)	(248)
∟ Effect from the amortization of goodwill generated by acquisitions made by the conglomerate
Tax Contingencies and Legal Liabilities	(7)	2	-	(5)	(33)
∟ Mainly effects of our adherence to the program for the settlement or installment payment of federal, state and municipal taxes
Contingencies Provision	-	97	(22)	97	(40)
∟ Provisions for tax and social security lawsuits and losses from economic plans in effect in Brazil during the 1980’s and early 1990’s
Other	29	-	(2)	29	51
Net Income	6,244	6,280	6,014	12,524	12,066

Note: The impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements.

Managerial Income Statement

In this report, besides the adjustment of non-recurring events, we apply managerial criteria to present our income statement. In relation to the accounting statement, these criteria affect the breakdown of our income statement but not the net income. Among the managerial adjustments, we highlight the tax effects of the hedge of investments abroad - originally included in tax expenses (PIS and COFINS) and income tax and social contribution on net income, which are reclassified to the financial margin. These reclassifications enable us to carry out business analyses from the management viewpoint and are shown in the table on the following page (Accounting and Managerial Statements Reconciliation) of this report.

Our strategy for foreign exchange risk management of the capital invested abroad is aimed at mitigating, through financial instruments, the effects of foreign exchange variations and includes the impact of all tax effects. We present below the foreign exchange variation of the Brazilian real:

Itaú Unibanco Holding S.A.	06

Management Discussion & Analysis	Executive Summary

Accounting and Managerial Statements Reconciliation

Accounting and Managerial Financial Statements Reconciliation | 2nd quarter of 2018

In R$ millions	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	21,304	(40)	7,059	(301)	28,021
Managerial Financial Margin	10,112	-	7,059	125	17,295
Financial Margin with Clients	15,468	-	-	485	15,953
Financial Margin with the Market	(5,356)	-	7,059	(360)	1,342
Commissions and Fees	9,535	-	-	(809)	8,726
Result from Insurance, Pension Plan and Premium Bonds	1,345	(56)	-	710	1,999
Operations Before Retained Claims and Selling Expenses
Other Operating Income	210	-	-	(210)	-
Equity in Earnings of Affiliates and Other Investments	144	-	-	(144)	-
Non-operating Income	(43)	16	-	27	-
Cost of Credit	(2,708)	-	-	(893)	(3,601)
Provision for Loan Losses	(3,635)	-	-	(637)	(4,271)
Impairment	-	-	-	(1)	(1)
Discounts Granted	-	-	-	(273)	(273)
Recovery of Loans Written Off as Losses	927	-	-	18	945
Retained Claims	(335)	-	-	-	(335)
Other Operating Expenses	(14,709)	310	(662)	1,127	(13,934)
Non-interest Expenses	(13,789)	295	-	1,233	(12,261)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(901)	15	(662)	(106)	(1,654)
Insurance Selling Expenses	(19)	-	-	-	(19)
Income before Tax and Profit Sharing	3,552	270	6,396	(67)	10,151
Income Tax and Social Contribution	2,911	(18)	(6,396)	7	(3,496)
Profit Sharing Management Members - Statutory	(60)	-	-	60	-
Minority Interests	(159)	(114)	-	-	(273)
Net Income	6,244	138	-	-	6,382

Accounting and Managerial Financial Statements Reconciliation | 1st quarter of 2018

In R$ millions	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	26,823	2	415	186	27,426
Managerial Financial Margin	15,898	2	415	684	16,999
Financial Margin with Clients	14,551	2	-	708	15,261
Financial Margin with the Market	1,347	-	415	(24)	1,738
Commissions and Fees	9,305	-	-	(777)	8,528
Result from Insurance, Pension Plan and Premium Bonds	1,178	-	-	720	1,898
Operations Before Retained Claims and Selling Expenses
Other Operating Income	244	-	-	(244)	-
Equity in Earnings of Affiliates and Other Investments	136	-	-	(136)	-
Non-operating Income	63	-	-	(63)	-
Cost of Credit	(3,135)	-	-	(652)	(3,788)
Provision for Loan Losses	(3,911)	-	-	(200)	(4,111)
Impairment	-	-	-	(187)	(187)
Discounts Granted	-	-	-	(284)	(284)
Recovery of Loans Written Off as Losses	776	-	-	19	795
Retained Claims	(279)	-	-	-	(279)
Other Operating Expenses	(14,009)	266	(33)	393	(13,382)
Non-interest Expenses	(12,335)	266	-	392	(11,676)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,657)	-	(33)	1	(1,689)
Insurance Selling Expenses	(17)	-	-	-	(17)
Income before Tax and Profit Sharing	9,399	268	383	(73)	9,977
Income Tax and Social Contribution	(3,085)	(23)	(383)	29	(3,462)
Profit Sharing Management Members - Statutory	(44)	-	-	44	-
Minority Interests	11	(106)	-	-	(96)
Net Income	6,280	139	-	-	6,419

Itaú Unibanco Holding S.A.	07

Management Discussion & Analysis	Executive Summary

2nd quarter of 2018 Income Statement

Operating Revenues Perspective

The Operating Revenues is composed by the sum of the main accounts in which revenues from banking, insurance, pension plan and premium bonds operations are recorded.

In R$ millions	2Q18	1Q18	∆	2Q17	∆	1H18	1H17	∆
Operating Revenues	28,021	27,426	2.2%	27,205	3.0%	55,446	54,471	1.8%
Managerial Financial Margin	17,295	16,999	1.7%	17,385	-0.5%	34,294	34,800	-1.5%
Financial Margin with Clients	15,953	15,261	4.5%	15,762	1.2%	31,214	31,309	-0.3%
Financial Margin with the Market	1,342	1,738	-22.8%	1,623	-17.3%	3,080	3,491	-11.8%
Commissions and Fees	8,726	8,528	2.3%	8,037	8.6%	17,255	15,881	8.6%
Result from Insurance, Pension Plan and Premium Bonds	1,999	1,898	5.3%	1,783	12.1%	3,898	3,790	2.8%
Operations Before Retained Claims and Selling Expenses
Cost of Credit	(3,601)	(3,788)	-4.9%	(4,474)	-19.5%	(7,388)	(9,755)	-24.3%
Provision for Loan Losses	(4,271)	(4,111)	3.9%	(4,948)	-13.7%	(8,382)	(10,340)	-18.9%
Impairment	(1)	(187)	-99.3%	(105)	-98.8%	(188)	(550)	-65.7%
Discounts Granted	(273)	(284)	-3.9%	(254)	7.5%	(558)	(547)	1.8%
Recovery of Loans Written Off as Losses	945	795	18.9%	834	13.4%	1,740	1,682	3.4%
Retained Claims	(335)	(279)	19.9%	(261)	28.6%	(614)	(582)	5.7%
Other Operating Expenses	(13,934)	(13,382)	4.1%	(13,218)	5.4%	(27,316)	(25,912)	5.4%
Non-interest Expenses	(12,261)	(11,676)	5.0%	(11,551)	6.1%	(23,938)	(22,552)	6.1%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,654)	(1,689)	-2.1%	(1,606)	3.0%	(3,342)	(3,210)	4.1%
Insurance Selling Expenses	(19)	(17)	12.1%	(61)	-68.8%	(36)	(150)	-75.9%
Income before Tax and Minority Interests	10,151	9,977	1.7%	9,253	9.7%	20,127	18,222	10.5%
Income Tax and Social Contribution	(3,496)	(3,462)	1.0%	(2,892)	20.9%	(6,957)	(5,659)	22.9%
Minority Interests in Subsidiaries	(273)	(96)	184.9%	(191)	42.7%	(369)	(219)	68.7%
Recurring Net Income	6,382	6,419	-0.6%	6,169	3.4%	12,801	12,345	3.7%

Managerial Financial Margin Perspective

This perspective presents the income related to financial operations net of cost of credit.

In R$ millions	2Q18	1Q18	∆	2Q17	∆	1H18	1H17	∆
Managerial Financial Margin	17,295	16,999	1.7%	17,385	-0.5%	34,294	34,800	-1.5%
Financial Margin with Clients	15,953	15,261	4.5%	15,762	1.2%	31,214	31,309	-0.3%
Financial Margin with the Market	1,342	1,738	-22.8%	1,623	-17.3%	3,080	3,491	-11.8%
Cost of Credit	(3,601)	(3,788)	-4.9%	(4,474)	-19.5%	(7,388)	(9,755)	-24.3%
Provision for Loan Losses	(4,271)	(4,111)	3.9%	(4,948)	-13.7%	(8,382)	(10,340)	-18.9%
Impairment	(1)	(187)	-99.3%	(105)	-98.8%	(188)	(550)	-65.7%
Discounts Granted	(273)	(284)	-3.9%	(254)	7.5%	(558)	(547)	1.8%
Recovery of Loans Written Off as Losses	945	795	18.9%	834	13.4%	1,740	1,682	3.4%
Net Result from Financial Operations	13,694	13,212	3.7%	12,911	6.1%	26,906	25,044	7.4%
Other Operating Income/(Expenses)	(3,544)	(3,235)	9.6%	(3,658)	-3.1%	(6,779)	(6,822)	-0.6%
Commissions and Fees	8,726	8,528	2.3%	8,037	8.6%	17,255	15,881	8.6%
Result from Insurance, Pension Plan and Premium Bonds Operations	1,645	1,602	2.7%	1,461	12.6%	3,247	3,058	6.2%
Non-interest Expenses	(12,261)	(11,676)	5.0%	(11,551)	6.1%	(23,938)	(22,552)	6.1%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,654)	(1,689)	-2.1%	(1,606)	3.0%	(3,342)	(3,210)	4.1%
Income before Tax and Minority Interests	10,151	9,977	1.7%	9,253	9.7%	20,127	18,222	10.5%
Income Tax and Social Contribution	(3,496)	(3,462)	1.0%	(2,892)	20.9%	(6,957)	(5,659)	22.9%
Minority Interests in Subsidiaries	(273)	(96)	184.9%	(191)	42.7%	(369)	(219)	68.7%
Recurring Net Income	6,382	6,419	-0.6%	6,169	3.4%	12,801	12,345	3.7%

Itaú Unibanco Holding S.A.	08

Management Discussion & Analysis	Executive Summary

Digital Transformation

Promoting unique client experiences through technology

We strive to be a digital bank from inside out, and that is why we invest in initiatives that make life easier for our clients and employees and also generate more sustainable results. These frontlines cover actions that range from adopting groundbreaking technologies that anticipate our clients’ needs and intensify the use of data in business - such as blockchain, clouding, machine learning, and artificial intelligence - to platform evolution with integral digitization – from interactions with clients to back office activities. The way we operate has also been going through constant transformation. We have redesigned our people management strategy to encourage a collaborative working model, with teams from different functional origins and value deliveries.

Abreconta App

Launched in 2016, this app enables opening a current account on a fully online basis, speedily and with security, without the need to go to a brick and mortar branch.

New Accounts*

(in thousands)

* Number of current accounts opened through the app.

App Review

4.5 on Google Play 4.7 on Apple App Store on 07/16/2018

Use of Digital Channels 1

Individuals

Number of current account holders (in millions)

¹ Internet, mobile and SMS in the Retail Bank.

Companies

Number of current account holders (in millions)

Itaú Digital in numbers

One withdrawal a second without using any card	Biometrics enables clients to manage their accounts at ATMs in a speedier and more secure way by using biometrics ID.

114 new apps versions in 2018	We launched 2 to 3 versions for each app on App Stores every month. In 2017, we launched 153 app versions.

- 81% unavailability rate*	Speedier, simpler and more automatized tests and approvals > lower unavailability in digital channels.

- 35% time to market*	Reduced delivery cycles by using Lean and Agile methodologies > lower average project delivery time.

* Comparison between 2Q18 and 2Q17.

Recent Initiatives

We focus on providing increasingly full services in internet and mobile banking and continuing to improve the client experience in our digital channels to make them even more intuitive and accessible.

Itaú Keyboard Making cash transfers without exiting the app you’re using	Itaú + Apple and Samsung Pay Easy, fast and safe	Itaú Virtual Assistant with Artificial Intelligence

The Itaú Keyboard is the first tool to enable users to make cash transfers by mobile without having to exit the app they are currently using.	Itaú, Itaucard and Credicard clients can use their smartphones and smartwatches to make payments without using the physical credit card.	The Itaú virtual assistant was created with artificial intelligence technology aiming to answer doubts about our products and services. This tool has more than 700 thousand interactions per month with more than 80% rate in correct responses to users.

Itaú Unibanco Holding S.A.	09

Management Discussion & Analysis	Executive Summary

Results

Recurring Net Income

Income Before Tax and Minority Interests

Performance:

In the second quarter of 2018, our recurring net income remained relatively stable and reached R$6.4 billion, with a return on equity of 21.6%.

The performance in the quarter was due to the higher financial margin with clients and higher commissions and fees, in addition to the lower cost of credit. Higher non-interest expenses and lower financial margin with the market compensated these positive effects.

In the first half of 2018, we highlight a 10.5% increase in our income before taxes and minority interests, when compared to the same period of the previous year. This performance was due to the lower cost of credit and higher commissions and fees and was partially offset by the effect of tax collection at a rate of 45% and the recognition of deferred tax assets occurs at a rate of 40%, in line with the current legislation.

The loan portfolio grew 3.7% in the quarter and 6.1% year-on-year, and our delinquency ratios continue to improve.

Our tier I capital ratio fully loaded with Basel III rules reached 14.2% in June 2018, with a growth of 70 basis points compared to December 2017.

Events in the quarter

50% Stock Split

On July 27, 2018, an Extraordinary General Stockholders’ Meeting deliberated and approved the split in 50% of the current 6,536,090,232(*) book-entry shares with no par value that comprise the capital stock, 3,305,526,906 of which are common and 3,230,563,326 are preferred shares. Therefore, shareholders will receive one (1) new share for each two (2) shares of the same type they own. The monthly dividends will be maintained at R$ 0.015 per share so that the total amounts monthly paid by the Company to stockholders will be increased by fifty percent (50%) after the inclusion of the split shares in the stockholding position.

We will announce the base date of the right to the stock split to the market after the approval of the resolutions by the Central Bank of Brazil (“BACEN”). Accordingly, the Company shares will continue, until the date to be opportunely announced, to be traded with the right to the stock split and, only after such date, they will be traded ex-rights to the split.

In the international market, concurrently with the operation in the Brazilian market and in the same proportion, the securities traded on the U.S. market (ADR - American Depositary Receipt) will also be split by fifty percent (50%) so that investors will receive one (1) new ADR for every two (2) ADRs they hold on the base date. Accordingly, the ADRs will continue to be traded in the proportion of one (1) preferred share of the Company to one (1) ADR.

* Considers 6,475,505,937 outstanding shares and 60,584,295 treasury shares.

Share Buyback

In the first six months of 2018, we acquired 13,100,000 preferred shares in the total amount of R$509.5 million, at the average price of R$38.89 per share.

Credicard in the Merchant Acquiring Segment

In July 2018, we announced the entry of Credicard brand into the merchant acquiring segment, with a POS machine family that can be purchased through its website. The first machines launched are the POP Credicard and the Mega POP Credicard.

Besides selling POS machines, the strategy is to have a simpler commercial proposal, based on shorter payment terms to retailers and competitive rates for debit and credit cards transactions.

With this operation we aim at reaching self-employed individuals, microentrepreneurs and small companies. This initiative complements our product offering in the acquiring market.

Itaú Unibanco Holding S.A.	10

Management Discussion & Analysis	Executive Summary

Highlights in 2Q18

Financial Margin with Clients

In the quarter, resumed its growth due to the increase in volume of retail products with better spreads, in addition to the greater number of calendar days. There was also a growth in the financial margin with clients in our Latin America operations, related to the exchange rate variation of the period.

In the first six months, the better mix of products practically offset all the negative effect of the interbank interest rate decrease in our liabilities and working capital margins.

Further details on page 16

Cost of Credit

Reduction in the quarter in line with the improvement of the loan portfolio quality. As a result, we had lower impairment charges on corporate securities and increased recovery of loans at the Wholesale Bank in Brazil. These effects were partially offset by the increase in provision for loan losses, as a result of the growth of the credit portfolio in the Retail Bank in Brazil, as well as the impact of the foreign exchange variation in the period.

In the first six months, the reduction in the cost of credit is related to the improvement in delinquency ratios of the portfolio in Brazil, responsible for the lower provision for loan losses in the period.

Further details on pages 17-18

Commissions, Fees and Result from Insurance 1

The positive evolution in the quarter is related to higher asset management fees, both in terms of volume and of performance fees. In addition, we had higher revenues related to our investment banking business.

In the first half of 2018, the higher volume of assets under management, in addition to the increase in the number of current account holders, led to the growth of asset management fees and of current account fees, when compared to the same period of the previous year.

Further details on pages 22-27

Non-Interest Expenses

The growth in the quarter was due to higher marketing expenses related to the Soccer World Cup and the new payment methods Itaú + Samsung and Apple Pay, in addition to higher expenses in Latin America (ex-Brazil), impacted by the foreign exchange variation in the period.

In the first half of 2018, expenses from Brazil, excluding the impact of the retail operation acquired from Citibank, increased 0.5% when compared to the same period of the previous year, below the accumulated inflation in the period.

Further details on pages 28-29

Return on Equity

Efficiency Ratio (E.R.) and Risk-Adjusted Efficiency Ratio (R.A.E.R.)

Further details on page 29

¹ Result from insurance operations includes the result from insurance, pension plan and premium bonds, net of retained claims and selling expenses.

Itaú Unibanco Holding S.A.	11

Management Discussion & Analysis	Executive Summary

Highlights in 2Q18

Credit Portfolio with Financial Guarantees Provided and Corporate Securities

In the quarter, in addition to the portfolio for very small, small and middle-market companies, all credit portfolios for individuals increased. These positive performance were due to higher demand from clients in these segments.

The corporate loan portfolio remained stable in the quarter. However, excluding the effect of foreign exchange variation, the portfolio decreased 3.1% in the period, as a result from the low demand for credit in the segment.

In R$ billions, end of period	2Q18	1Q18	∆	2Q17	∆
Individuals	195.0	191.4	1.9%	179.4	8.7%
Credit Card Loans	66.1	65.0	1.7%	56.4	17.2%
Personal Loans	28.3	27.4	3.5%	25.9	9.6%
Payroll Loans [1]	45.4	44.7	1.6%	44.8	1.4%
Vehicle Loans	14.7	14.3	2.4%	14.1	3.9%
Mortgage Loans	40.5	40.0	1.3%	38.3	5.9%
Companies	228.1	225.0	1.4%	235.2	-3.0%
Corporate Loans	162.5	162.0	0.3%	175.4	-7.4%
Very Small, Small and Middle Market Loans [2]	65.6	63.0	4.1%	59.8	9.8%
Corporate Securities [3]	34.6	34.7	-0.2%	35.0	-1.0%
Total Brazil with Financial Guarantees Provided and Corporate	457.8	451.1	1.5%	449.6	1.8%
Latin America	165.5	150.0	10.3%	137.7	20.1%
Argentina	9.3	8.6	8.7%	6.7	38.0%
Chile	108.0	98.4	9.7%	90.4	19.4%
Colombia	30.3	27.4	10.7%	26.5	14.2%
Paraguay	7.7	6.8	13.1%	6.0	28.6%
Panama	1.4	1.1	31.3%	0.9	53.6%
Uruguay	8.9	7.8	13.3%	7.2	23.8%
Total with Financial Guarantees Provided and Corporate Securities	623.3	601.1	3.7%	587.3	6.1%
Total with Financial Guarantees Provided and Corporate Securities (ex-foreign exchange rate variation) [4]	623.3	621.0	0.4%	618.0	0.9%

(1) Include s operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, Certificates of Real Estate Receivables (CRI) and Commercial Paper. (4) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and Latin American currencies). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. Further details on pages 31 and 32.

NPL Ratio (%) | over 90 days

The long-term delinquency ratio improved, in line with the credit quality of the portfolio. A highlight was the reduction of 60 basis points in very small, small and middle market companies in Brazil. In the corporate segment in Brazil, the improvement is related to the renegotiation and subsequent sale of an active portfolio that in the previous quarter became 90 days overdue.

The decrease in Latin America was mainly related to the Chilean individuals and companies operations.

Further details on pages 19-21

Coverage Ratio | 90 days

Increased 1,200 basis points driven by the renegotiation and later sale of an active portfolio of a corporate segment client that in the previous quarter became more than 90 days overdue.

In the long-term, we expect the reduction of the coverage ratio due to the improvement of the credit risk of the corporate portfolio, but until this improvement materializes we will experience some volatility in the indicator.

Further details on pages 19-21

NPL Creation

The 24.8% decrease from the previous period was driven by the lower portfolio of loans more than 90 days overdue in the Wholesale Banking in Brazil since we renegotiated and later sold the active portfolio of a client which in the previous quarter became 90 days overdue.

Further details on pages 19-21

¹ Includes units abroad ex-Latin America. ² Excludes Brazil. ³ Calculated by dividing the total allowance by the balance of operations more than 90 days overdue and renegotiated operations, excluding double counting of renegotiated operations more than 90 days overdue.

Itaú Unibanco Holding S.A.	12

Management Discussion & Analysis	Executive Summary

2018 Forecast

We kept unchanged the ranges of our 2018 forecast. We present below our 2018 forecast including the effect of Citibank’s operations.

1) Includes units abroad ex-Latin America; 2) Includes financial guarantees provided and corporate securities;

3) Includes Result from Loan Losses, Impairment and Discounts Granted; 4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are diffito anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A.	13

Management Discussion & Analysis	Executive Summary

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Itaú Unibanco Holding S.A.	14

Income Statement and Balance Sheet

Analysis

Management Discussion & Analysis and
Complete Financial Statements

Management Discussion & Analysis	Income Statement Analysis

Managerial Financial Margin

Highlights

•	Financial margin with clients increased in the quarter driven by positive effects of the mix of products, higher number of calendar days and evolution in Latin America financial margin with clients related to foreign exchange variation in the quarter.

•	The reduction of the cost of credit led to an increase of 20 basis points in the risk-adjusted financial margin with clients average rate.

•	Lower gains from our trading book, in addition to the sale of B3 shares in the previous quarter that did not repeat this quarter, led to a lower financial margin with the market.

Managerial Financial Margin

Financial Margin with Clients
R$15,953 million	▲ + 4.5% (2Q18/1Q18)
▲ + 1.2% (2Q18/2Q17)

Financial Margin with the Market
R$1,342 million	▼ - 22.8% (2Q18/1Q18)
▼ - 17.3% (2Q18/2Q17)

Change in the Financial Margin with Clients Breakdown

(1) Change in the composition of assets with credit risk between periods. (2)Considers credit and private securities portfolio net of more than 60 days overdue balance. Balances do not include the effects of foreign exchange rate variations. (3) Spreads variation of assets with credit risk between periods.

Annualized average rate of financial margin with clients

	2Q18			1Q18
	Average	Financial	Average Rate	Average	Financial	Average Rate
In R$ millions, end of period	Balance	Margin	(p.a.)	Balance	Margin	(p.a.)
Financial Margin with Clients	665,879	15,953	9.9%	646,949	15,261	9.9%
Spread-Sensitive Operations	572,345	14,192	10.3%	546,440	13,417	10.3%
Working Capital and Other	93,534	1,762	7.7%	100,509	1,844	7.6%
Cost of Credit		(3,601)			(3,788)
Risk-Adjusted Financial Margin with Clients	665,879	12,353	7.6%	646,949	11,473	7.4%

Spread-Sensitive Operations:

—	0 bp

•	despite the increase in average rate in Brazil, the increase of the Latin America share led to the stability of the rate.

Working Capital and Other:

▲	+ 10 bps

•	the rise in the long-term yield curve in the last months have slightly affected our working capital and other rate.

Financial Margin with Clients:

—	0 bp

•	despite the increase in average rate in Brazil, the increase of the Latin America share led to the stability of the rate.

Risk-Adjusted Financial Margin with Clients:

▲	+ 20 bps

•	mainly driven by the reduction of the cost of credit.

Itaú Unibanco Holding S.A.	16

Management Discussion & Analysis	Income Statement Analysis

Cost of Credit

Highlights

•	The cost of credit decrease in the quarter was concentrated in the Wholesale Banking segment in Brazil, with lower impairment charges on corporate securities and higher income from recovery of loans written off as losses.

•	Provision for loan losses increased due to the growth of the portfolio of the Retail Banking segment and to the revision of pre-approved limits, mainly in credit cards, in addition to the impact of the foreign exchange variation in the period in Latin America (ex-Brazil).

•	Compared to the first half of 2017, cost of credit decreased by R$2,367 million, mainly driven by lower provision for loan losses both in the retail and wholesale banking segments in Brazil.

In R$ millions	2Q18	1Q18	Δ	2Q17	Δ	1H18	1H17	Δ
Provision for Loan Losses	(4,271)	(4,111)	3.9%	(4,948)	-13.7%	(8,382)	(10,340)	-18.9%
Recovery of Loans Written Off as Losses	945	795	18.9%	834	13.4%	1,740	1,682	3.4%
Result from Loan Losses	(3,326)	(3,316)	0.3%	(4,115)	-19.2%	(6,642)	(8,658)	-23.3%
Impairment	(1)	(187)	-99.3%	(105)	-98.8%	(188)	(550)	-65.7%
Discounts Granted	(273)	(284)	-3.9%	(254)	7.5%	(558)	(547)	1.8%
Cost of Credit	(3,601)	(3,788)	-4.9%	(4,474)	-19.5%	(7,388)	(9,755)	-24.3%

Compared to the previous quarter, the lower cost of credit was driven by the reduction of R$186 million in impairment charges on corporate securities and the increase of R$150 million in income from recovery of loans written off as losses, with both effects concentrated on the Wholesale Banking segment. Provision for loan losses increased in the Retail Banking segment in Brazil, in line with the growth of the loan portfolio of the segment and the revision of pre-approved limits, mainly in credit cards, in addition to the impact of the foreign exchange variation in the period in Latin America (ex-Brazil).

Comparing the first half of 2018 with the same period of the previous year, cost of credit decreased as a result of a R$1,958 million reduction in provision for loan losses in Brazil, both in the Retail Banking segment (R$634 million) and in the Wholesale Banking segment (R$1,469 million). These reductions are in line with the better credit quality of these portfolios. Additionally, impairment charges on corporate securities in the Wholesale Banking segment in Brazil decreased by R$361 million and income from recovery of loans written off as losses increased by R$58 million, mainly in the Wholesale Banking segment in Brazil.

The ratio of cost of credit over total risk reached 2.4%. This is the lowest level since 2014.

Cost of Credit

(*) Loan portfolio with financial guarantees provided and corporate securities. Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters.

Provision for Loan Losses by Segment

(*) Average balance of the loan portfolio, considering the last two quarters.

Note: Retail Banking includes loan loss provisions expenses of Corporation segment. In the business segments section, Latin America is part of the Wholesale Banking.

• Wholesale Banking - Brazil: a decrease of R$225 million in expenses in the quarter driven by the improvement of the credit risk ratings of clients of the segment.

• Retail Banking - Brazil: increase of R$318 million in expenses in the quarter due to the loan portfolio growth and to the revision of pre-approved limits, mainly in credit cards.

Recovery of Loan Written off as Losses

The increase of R$150 million was driven by the sale of R$7.4 billion of credits that had already been written off as losses. This operation had a positive impact of R$184 million on recovery of loans written off as losses and of R$101 million on recurring net income.

Itaú Unibanco Holding S.A.	17

Management Discussion & Analysis	Income Statement Analysis

Loan Portfolio by Risk Level

Allowance for Loan Losses and for Financial Guarantees Provided

There was a reduction of 1.5% in the allowance for loan losses and for financial guarantees provided compared to the end of March 2018.

This reduction was mainly driven by the allowance for loan losses of the Wholesale Banking segment in Brazil, as a consequence of the improvement of the credit risk ratings of clients of the segment, which was partially offset by the increase in allowance for loan losses in Latin America, as a result of the foreign exchange rate variation in the peri-od.

We present below the total allowance(*) allocation by type of risk:

Overdue Risk: Allowances for overdue loans, as required by the Brazilian Central Bank, related to the minimum provision required for overdue operations according to CMN Resolution No. 2,682/1999. We also present the amount for loans 100% provisioned and for loans that do not require 100% of provision.

Aggravated Risk: Allowances for overdue loans with aggravated risk ratings above the minimum required by the Brazilian Central Bank, and allowances for renegotiated loans. Regarding renegotiated loans, we segregate allowances over the minimum required by the Brazilian Central Bank for overdue operations and allowances for non-overdue operations.

Potential Risk: Allowances for expected losses related to Retail Banking operations and allowances for potential losses related to Wholesale Banking operations, which includes allowance for financial guarantees provided.

¹ Includes units abroad ex-Latin America. ² Excludes Brazil. ³ Allowance for potential losses includes the allowance for financial guarantees provided. (*) Total allowance includes the allowance for loan losses and the allowance for financial guarantees provided, which totaled R$1,810 million in June 2018 and is recorded in liabilities in accordance with CMN Resolution No. 4,512/16.

Itaú Unibanco Holding S.A.	18

Management Discussion & Analysis	Income Statement Analysis

Credit Quality

Highlights

•	Nonperforming loans 90 days overdue ratio (NPL 90) decreased both in Brazil and in Latin America. In Brazil, the ratio decreased 10 bps for individuals, 80 bps for corporate and 60 bps for very small, small and middle-market companies.

•	NPL 15 to 90 days overdue ratio for the corporate segment in Brazil increased in the quarter in clients that were already adequately provisioned.

•	In Latin America, we recorded decreases in the NPL Ratio 15 to 90 days and in the NPL 90 days.

Nonperforming Loans

• Nonperforming loans - 90 days - Total: decreased 5.3% from the same period of the previous year, driven by better credit quality of both individuals and companies in Brazil.

NPL Ratio (%) | over 90 days

Analysis of the quarterly change in NPL 90 (%) | Credit Quality x Volume

• Consolidated: decreased from the previous quarter both in Brazil and in Latin America.

• Brazil1: the ratio improved from the previous quarter and also from June 2017 due to lower delinquency rates for both individuals and companies. In this quarter, we renegotiated and later sold an active portfolio of a client in the corporate segment, which in the previous quarter was more than 90 days overdue.

• Latin America2: decreased in the quarter mainly driven by the growth in portfolios in Chile for both individuals and companies.

NPL Ratio - Brazil1 (%) | over 90 days

Analysis of the quarterly change in NPL 90 (%) | Credit Quality x Volume

• Individuals: decreased for the 9th consecutive quarter, reaching the lowest level since the merger between Itaú and Unibanco.

• Very small, small and middle-market companies: decreased for the 7th consecutive quarter, reaching the lowest level since the merger between Itaú and Unibanco, due to better quality of recent vintages.

• Corporate: decreased in the quarter, mainly driven by the renegotiation and later sale of an active portfolio of a client that in the previous quarter was more than 90 days overdue.

NPL Ratio (%) | 15 to 90 days

* Note: Total and Latin America NPL Ratio (15-90 days) prior to June 2016 do not include CorpBanca.

Analysis of the quarterly change in NPL 15-90 (%) | Credit Quality x Volume

• Consolidated: remained stable in the quarter, with an improvement in Brazil being offset by the Latin America portfolio.

• Brazil1: increased from the previous quarter, driven by the deterioration in the non-performing loans of the corporate segment.

• Latin America2: decreased in the quarter, mainly driven by lower delinquency rates for companies both in Chile and in Colombia. Delinquency rates also decreased for individuals in Chile, a result from the improvement in collection practices.

¹ Includes units abroad ex-Latin America.² Excludes Brazil.

Itaú Unibanco Holding S.A.	19

Management Discussion & Analysis	Income Statement Analysis

NPL Ratio - Brazil1 (%) | 15 to 90 days

Analysis of the quarterly change in NPL 15-90 (%) | Credit Quality x Volume

• Individuals: remained stable in the quarter, and it is worth mentioning the decrease in delinquency rates in personal, mortgage loans, and vehicles portfolios.

• Very small, small and middle-market companies: the ratio decreased and reached the lowest level of the last six years.

• Corporate: increased from the previous quarter in clients which were already adequately provisioned. There was no concentration on a specific client or sector.

Coverage Ratio | 90 days

(i) Excluding the exposure of a corporate cliente, the Total coverage ratio would have been 244% and the Wholesale Banking in Brazil coverage ratio would have been 845%.

• Consolidated: increased in the quarter, driven by the renegotiation and later sale of an active portfolio of a corporate segment client that in the previous quarter was more than 90 days overdue, in addition to the increase in provisions of Latin America.

¹ Includes units abroad ex-Latin America.

Loan Portfolio Write-Off

(*) Loan portfolio average balance for the previous two quarters.

Loan portfolio write-offs decreased 1.3% from the last quarter. The ratio of written-off operations to the average balance of the loan portfolio remains in line with the level in the last quarters.

NPL Creation

(i) Excluding the exposure of a corporate cliente, the Total NPL Creation would have been R$4,471 million and the Wholesale Banking in Brazil NPL Creation would have been R$578 million.

Note: The NPL Creation is the balance of loans that became overdue for more than 90 days in the quarter.

• Consolidated: decreased from the previous quarter, mainly driven by the reduction in the NPL 90 in the Wholesale Banking segment in Brazil, due to the renegotiation and later sale of an active portfolio of a client that in the previous quarter became more than 90 days overdue.

NPL Creation Coverage

Note: NPL Creation coverage ratio is calculated from the division of provision for loan losses by NPL Creation in the quarter.

In the second quarter of 2018, total NPL Creation coverage reached 113% due to the NPL Creation decrease and the provision for loan losses increase in the quarter, noting that the expected loss model includes provisions for operations that have not incurred in loss yet and not only for operations with incurred loss.

• Retail Segment - Brazil: the NPL Creation coverage level reached 100%, in line with the historical levels.

• Wholesale segment - Brazil: the NPL Creation coverage ratio was impacted by the renegotiation and later sale of the portfolio of a corporate client that in the previous quarter became more than 90 days overdue.

Itaú Unibanco Holding S.A.	20

Management Discussion & Analysis	Income Statement Analysis

Renegotiated Loans Operations

Renegotiated loans are all types of renegotiation, either overdue, non overdue or from loans written off as losses.

Highlights

•	Renegotiated loans operations remained stable compared to the previous quarter.

•	Non-performing loans more than 90 days overdue decreased mainly driven by the migration of a corporate client that in the previous quarter was overdue for over 90 days in the renegotiated loans portfolio.

R$27.5 billion as of June 30, 2018

▼ - 0.5% (vs. Mar-18)

▲ + 4.1% (vs. Jun-17)

By overdue period

measured at the moment of renegotiation

Brazil 1

1Includes units abroad ex-Latin America.

NPL of Renegotiated Loans Operations

Renegotiated Loans Coverage

as of June 30, 2018

R$ billions

* Measured at the moment of renegotiation.

Sale of Financial Assets

In the second quarter of 2018, we recorded sales of assets with no risk retention to non-related companies with face value of R$608 million. This operation had positive impacts of R$6 million on the cost of credit and of R$3 million on net income. In addition, we sold active portfolios of our Latin America operation with face value of R$123 million, which had positive impacts of R$7 million on the cost of credit and of R$4 million on net income. These operation had no significant impact on NPL ratios.

We recorded sales of assets already written off as losses, with no risk retention, with face value of R$7.4 billion, with impact of R$101 million on net income. These sales of assets already written off as losses had no impact on NPL ratios.

In R$ millions (except where indicated)	2Q18	2Q18 (Ex Sale of Assets)	Δ
Income Statement
Operating Revenues	28,021	28,021	-
Cost of Credit	(3,601)	(3,797)	196
Provision for Loan Losses	(4,271)	(4,289)	18
Impairment	(1)	(1)	-
Discounts Granted	(273)	(268)	(6)
Recovery of Loans Written Off as Losses	945	761	184
Other Operating Expense and Other [1]	(14,542)	(14,542)	-
Income Tax and Social Contribution	(3,496)	(3,408)	(88)
Recurring Net Income	6,382	6,274	108

1 includes Other Operating Expenses, retained claims and minority interests in subsidiaries

Itaú Unibanco Holding S.A.	21

Management Discussion & Analysis	Income Statement Analysis

Commissions and Fees and Result from Insurance Operations1

Highlights

•	Compared to the last quarter, income from financial advisory services and fund management fees contributed to the increase of R$198 million in the quarter.

•	The R$1,373 million increase from the 1H17 was mainly due to: (i) fund management fees, due to the increase in the balance of investment funds and managed portfolios; (ii) current account services, due to the increase in the number of current account holders; and (iii) credit card fees, due to the higher number of clients and increased transaction volume.

•	Result from insurance operations increased 6.2% from the first half of 2017 due to the positive effect with the Liability Adequacy Test occurred in 2Q18.

In R$ millions	2Q18	1Q18	Δ	2Q17	Δ	1H18	1H17	Δ
Credit Cards	3,050	3,139	-2.8%	3,018	1.1%	6,189	5,965	3.7%
Current Account Services	1,819	1,818	0.1%	1,679	8.4%	3,637	3,330	9.2%
Asset Management	1,106	1,014	9.1%	824	34.2%	2,119	1,677	26.4%
Fund Management Fees	942	858	9.8%	670	40.6%	1,799	1,366	31.7%
Consortia Administration Fees	164	156	5.1%	154	6.5%	320	310	3.0%
Credit Operations and Guarantees Provided	847	845	0.2%	825	2.6%	1,692	1,664	1.7%
Credit Operations	474	481	-1.4%	454	4.5%	956	930	2.8%
Guarantees Provided	372	364	2.3%	371	0.3%	736	734	0.3%
Collection Services	483	457	5.7%	419	15.4%	940	836	12.5%
Advisory Services and Brokerage	418	321	29.9%	321	30.1%	739	588	25.8%
Other	285	264	7.9%	320	-11.1%	548	580	-5.4%
Foreign Exchange Services	38	35	9.2%	28	36.8%	73	55	31.8%
Custody Service and Portfolio Management	90	87	3.5%	82	9.1%	176	165	6.8%
Other Services	157	142	10.2%	210	-25.4%	299	359	-16.7%
Latin America (ex-Brazil)	719	670	7.3%	631	13.9%	1,390	1,243	11.8%
Commissions and Fees	8,726	8,528	2.3%	8,037	8.6%	17,255	15,881	8.6%
Result from Insurance Operations¹	1,645	1,602	2.7%	1,461	12.6%	3,247	3,058	6.2%
Total	10,371	10,130	2.4%	9,498	9.2%	20,501	18,940	8.2%

Breakdown of Commissions and Fees and Result from Insurance Operations1

Operational Coverage Ratio

The operational coverage ratio represents the extent to which non-interest expenses were covered by the commissions and fees added to the result from insurance1. This ratio reached 84.6% in the quarter.

¹ Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses; ² Operating Revenues including the Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses.

Itaú Unibanco Holding S.A.	22

Management Discussion & Analysis	Income Statement Analysis

Credit Cards

Credit card revenues decreased R$89 million from the previous quarter, due to higher expenses of the rewards programs, and lower revenues from machinery rental and from MDR (Merchant Discount Rate).

In the 1H18, credit card revenues reached R$6.2 billion, up 3.7% compared to 1H17, mainly driven by higher revenues from annuity fees, interchange and the incorporation of Citibank´s retail operations in Brazil.

Revenues | Acquiring and Issuance Services

New Developments—Acquiring

REDE started to fully capture Elo and Amex brands in 2017, seeking to better serve its clients in a more comprehensive way and to expand business.

The synergy agenda with Banco Itaú was intensified, resulting in differentiated offers to current account holders by means of products included in the current account package.

Additionally, we strengthened our operations in the non-current account market by expanding commercial teams and partnerships and seeking an increasingly closer contact with clients and their needs.

We further expanded our offering of products and services by launching the Credicard brand to meet a specific demand of both our clients and the market. We implemented the card machine sale and offer model with a

T + 2 settlement cycle.

•	Card Issuance Activities

We are the leading player in the Brazilian credit card market, totaling approximately 31.1 million (in number of accounts) credit cards and 26.9 million (in number of accounts) debit cards. We operate through Itaucard, Hipercard, Hiper, Credicard, joint ventures and commercial agreements with leading companies in sectors such as telecom, vehicles, retail and aviation operating in the Brazilian market.

Note: Debit cards include account holders only.

•	Acquiring Activities

Our merchant acquiring business comprises the process of capturing transactions through affliation, management and relationship with merchants.

In the second quarter of 2018, the volume of credit and debit card transactions increased 2.8% from the previous quarter. Compared to the same period of the previous year, there was a 8.3% increase.

The reduction in the equipment base is related to several factors, among which we can highlight the migration to non-POS solutions and the competition increase in the segment, influenced by the market opening, which allowed acquiring companies to capture all brands.

Itaú Unibanco Holding S.A.	23

Management Discussion & Analysis	Income Statement Analysis

Current Account Services

Revenues from current account services remained stable from the previous quarter.

Compared to the first half of 2017, these revenues increased 9.2% driven by higher number of current-account holders, in addition to the incorporation of Citibank´s retail operations.

Asset Management

• Fund Management

Fund management fees increased R$84 million in the quarter, due to the 2.3% increase in assets under administration, higher revenues with performance fees and number of business days.

Compared to the first half of 2017, fund management fees grew R$433 million, mainly driven by an 16.1% increase in AuM and higher revenues with performance fees.

According to ANBIMA, in June 2018 we ranked second in fund management and managed portfolio*, with a 22.5% market share.

* Includes Itaú Unibanco and Intrag.

Portfolio Managed and Investment Fund

Note: Does not include Latin America (ex-Brazil). As from the third quarter of 2017, we deconsolidated managed portfolios from the Itaú group, and, for comparison purposes, the previous quarters were reprocessed.

• Consortia Administration Fees

In June 2018, we reached approximately 398 thousand active contracts, down 0.1% from the previous quarter. Installments receivable totaled R$11.4 billion at the end of the period, with increases of 1.7% from March 2018 and of 4.7% from June 2017.

Loan Operations and Financial Guarantees Provided

These revenues remained relatively stable from the previous quarter. Compared to the first half of 2017, revenues increased R$28 million, driven by the larger volume of origination of credit in 2018.

In the chart below, we show the annualized ratio of revenues from loan operations to the loan portfolio and of revenues from guarantees provided to the financial guarantees provided portfolio.

¹ Includes units abroad ex-Latin America. (*) Loan portfolio and financial guarantees provided average balances for the previous two quarters.

Collection Services

The higher volume of collection services, pricing and number of business days have led to an increase of 5.7% in collection services revenues compared to the previous quarter.

Compared to the first half of 2017, these revenues grew R$104 million, mainly driven by higher volume, pricing, increased offer and expansion of collection services due to the issuance and management of receivables in the mobile channel.

Advisory Services and Brokerage

The largest volume of operations in the second quarter of 2018 contributed to an increase of R$96 millions in revenues from advisory services and brokerage in the quarter.

Compared to the first half of 2017, these revenues increased R$152 million, driven by a higher volume of investment banking operations, related to the increase in capital markets activities in the first half of 2018.

Fixed Income: we took part in local operations with debentures, promissory notes and securitization, which totaled R$11.9 billion up to May 2018, reaching the leadership position in the ANBIMA ranking.

Equities: We carried out two offerings in South America in the first half of 2018, totaling US$0.4 billion.

Mergers and Acquisitions: in the first half of 2018, we provided financial advisory on 15 transactions in South America, totaling US$21.6 billion and reaching the leadership position in the Dealogic ranking.

Itaú Unibanco Holding S.A.	24

Management Discussion and Analysis	Itaú Insurance, Pension Plan and Premium Bonds

Itaú Insurance, Pension Plan and Premium Bonds

Highlights

•	Net income from recurring activities of Itaú´s Insurance, Pension Plan and Premium Bonds remained practically stable in the quarter. We had a positive impact of R$106 million with the liability adequacy test in pension plans, that was offset by the higher number of claim notices in the quarter.

As from the first quarter of 2018, we have disclosed the breakdown of Recurring Activities and Other Activities in Results from Itaú Insurance, Pension Plan and Premium Bonds. Major changes were the inclusion of IRB earnings in Recurring Activities and the reclassification of group life and credit life insurance portfolios distributed by brokers to Other Activities, since these portfolios are in run off.

Pro Forma Income Statement of Insurance Operations

	2Q18
		Recurring	Other	Recurring Activities
In R$ millions	Total	Activities	Activities	1Q18	Δ		2Q17	Δ
Earned Premiums	1,002	917	85	893	2.7%		899	2.0%
Revenues from Pension Plan and Premium Bonds	308	308	-	203	51.5%		230	34.3%
Retained Claims	(335)	(241)	(94)	(200)	20.4%		(165)	46.1%
Selling Expenses	(19)	(1)	(18)	(3)	-49.2%		(5)	-71.9%
Result from Insurance, Pension Plan and Premium Bonds	956	982	(26)	893	10.0%		959	2.5%
Managerial Financial Margin	120	68	53	49	39.3%		50	35.5%
Commissions and Fees	528	524	4	548	-4.3%		484	8.2%
Earnings of Affiliates	104	104	-	95	8.9%		94	9.7%
Non-interest Expenses	(509)	(487)	(22)	(467)	4.3%		(420)	16.0%
Tax Expenses for ISS, PIS and Cofins and other taxes	(87)	(85)	(2)	(87)	-2.3%		(73)	17.1%
Income before Tax and Minority Interests	1,112	1,106	6	1,031	7.3%		1,095	1.0%
Income Tax/Social Contribution and Minority Interests	(475)	(472)	(3)	(399)	18.1%		(468)	0.8%
Recurring Net Income	638	634	4	631	0.4%		627	1.1%

Allocated Capital	1,590	1,561	30	1,316	18.6%		1,344	16.2%
Average Allocated Capital	1,467	1,438	29	1,344	7.0%		1,783	-19.3%
Recurring Return on Average Allocated Capital	173.8%	176.3%	49.8%	187.9%	-1,160	bps	140.6%	3,570	bps
Efficiency Ratio (ER)	31.4%	30.6%	78.2%	31.2%	-60	bps	27.7%	290	bps
Combined Ratio	66.1%	57.5%	158.8%	53.3%	420	bps	43.9%	1,360	bps

Note: Combined Ratio for insurance activities. Non-interest Expenses considers Personnel Expenses, Other Administrative Expenses and Other Operating Expenses.

Recurring Activities

Recurring activities consist of the offering of bancassurance products related to Life, Property, Credit, Pension Plan and Premium Bonds, and our interest in Porto Seguro and in IRB.

Other Activities Other activities correspond to Extended warranty, Health insurance and other discontinued insurance lines, whose portfolios are in run off.

Bankline/internet, mobile, ATMs, teller terminals and bankfone remain our key insurance and premium bonds products sales channels to account holders in the quarter, following our strategy to serve clients through the most efficient channels. In the second quarter of 2018, the amount of sales of insurance products and premium bonds to Digital Branches clients accounted for 19.0% of total sales.

We concentrate efforts on distribution through our own channels and on the expansion of the offer of insurance policies via an open platform, through which we provide products from partner insurance companies to our clients.

Itaú Unibanco Holding S.A.	25

Management Discussion and Analysis	Itaú Insurance, Pension Plan and Premium Bonds

Insurance (Recurring Activities)

Our recurring insurance activities consist of the offering of bancassurance products related to life, property, credit life, and our interest in Porto Seguro and in IRB. We offer these products in synergy with retail channels – our branch network, partnership with retailers, credit card clients, real estate and vehicle financing and personal loans - and the wholesale channel. They have characteristics such as low volatility in result and less use of capital, making them strategic and relevant to the diversification of the conglomerate’s revenues.

54% share in the recurring net income of Itaú Insurance, Pension Plan and Premium Bonds

Pro Forma Income Statement of the Insurance Segment

In R$ millions	2Q18	1Q18	Δ		2Q17	Δ
Earned Premiums	917	893	2.7%[1]		899	2.0%
Retained Claims	(229)	(190)	20.8%[2]		(150)	52.5%
Selling Expenses	(1)	(2)	-65.8%		(4)	-83.7%
Underwriting Margin	687	701	-2.1%		745	-7.8%
Managerial Financial Margin	(14)	(8)	86.0%		9	-253.8%
Commissions and Fees	106	125	-14.8%[3]		82 [4]	29.2%
Earnings of Affiliates	104	95	8.9%		94 [5]	9.7%
Non-interest Expenses	(255)	(237)	8.0%		(198)	29.1%
Tax Expenses for ISS, PIS and Cofins and other taxes	(42)	(48)	-13.0%		(42)	-1.0%
Income before Tax and Minority Interests	585	629	-7.0%		691	-15.3%
Income Tax/Social Contribution and Minority Interests	(241)	(231)	4.2%		(288)	-16.5%
Recurring Net Income	344	398	-13.4%		402	-14.4%
Efficiency Ratio (ER)	30.4%	27.3%	310	bps	22.3%	810	bps

Highlight:

1. increase in earned premiums driven by higher sales, especially in credit-related insurance products;

2. higher number of claim notices in life and credit-related insurance portfolios;

3. lower revenues due to a decrease in the portfolio of retail operations acquired from Citibank in Brazil;

4. higher commissions and fees due to the incorporation of Citibank´s operations;

5. higher non-interest expenses driven by the incorporation of Citibank´s operations and by the improvement of the managerial cost allocation model of the operation in 2018.

Earned Premiums Breakdown

Underwriting Margin

Note: the underwriting margin is the sum of earned premiums, retained claims and selling expenses.

Retained Claims Breakdown

Combined Ratio

It reflects the operating cost as a percentage of income from earned premiums.

Increase in ratio driven by higher volume of retained claims especially in life and credit life insurance portfolios.

Note: The combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes divided by earned premiums.

The extended combined ratio is the sum of these same expenses divided by the sum of earned premiums, managerial financial margin and commissions and fees.

Itaú Unibanco Holding S.A.	26

Management Discussion and Analysis	Itaú Insurance, Pension Plan and Premium Bonds

Pension Plan

Product and advisory service innovation has played a significant role in the sustainable growth of pension plan operations for individuals. For companies, we offer specialized advisory services and develop customized solutions. We establish long-term partnerships with our corporate clients, adopting a communication strategy designed for the financial education of their employees.

39% share in the recurring net income of Itaú Insurance, Pension Plan and Premium Bonds

Pro Forma Income Statement of the Pension Plan Segment

In R$ millions	2Q18	1Q18	Δ		2Q17	Δ
Revenues from Pension Plan	180	78	130.5%[1]		75	140.4%
Selling Expenses	(1)	(1)	-6.1%		(1)	-11.7%
Result from Pension Plan	179	77	131.8%		74	142.0%
Managerial Financial Margin	56	30	86.4%		(13)	-523.0%
Commissions and Fees	418	424	-1.2%[2]		403	3.8%
Non-interest Expenses	(164)	(166)	-1.1%		(151)	8.8%
Tax Expenses for ISS, PIS and Cofins and other taxes	(37)	(33)	12.3%		(24)	59.0%
Income before Tax and Minority Interests	451	331	36.3%		289	56.0%
Income Tax/Social Contribution and Minority Interests	(200)	(137)	46.5%		(128)	56.3%
Recurring Net Income	251	195	29.1%		161	55.7%
Efficiency Ratio (ER)	26.7%	33.4%	-670	bps	34.3%	-760	bps

Highlight:

1. increase of R$106 million due to the liability adequacy test carried out in the quarter;

2. decrease driven by new products of pension plan with lower carrying rate.

Pension Plan Contribution

Note: Total pension plan contributions = Contributions (+) Portability requests accepted. Net pension plan contributions = Contributions (+) Portability requests accepted (-) Redemptions (-) Portability requests assigned.

Technical Provisions

Note: Redemption Rate = Redemptions/Balance of Technical Provisions for Pension Plan

Market Share *

Technical Provisions

Total

23.2%	▲	+ 30 bps
(12 months)

Plans for Individuals

24.0%	▲	+ 50 bps
(12 months)

* according to the National Federation of Pension and Life Insurance (FENAPREVI), in May 2018.

Premium Bonds

The PIC Premium Bonds product is targeted to clients who are interested in competing for prizes. This product can be purchased through single payment or monthly payment modality, in accordance with the profile and segment of each client.

6% share in the recurring net income of Itaú Insurance, Pension Plan and Premium Bonds

Pro Forma Income Statement of the Premium Bonds Segment

In R$ millions	2Q18	1Q18	Δ		2Q17	Δ
Revenues from Premium Bonds	117	115	1.5%		140	-16.7%[1]
Managerial Financial Margin	26	26	-0.1%		54	-50.8%[2]
Non-interest Expenses	(67)	(64)	4.7%		(71)	-5.3%
Tax Expenses for ISS, PIS and Cofins and other taxes	(6)	(6)	2.4%		(7)	-14.3%
Income before Tax and Minority Interests	69	71	-2.0%		115	-39.6%
Income Tax/Social Contribution and Minority Interests	(31)	(32)	-2.0%		(52)	-39.7%
Recurring Net Income	38	39	-2.0%		63	-39.6%
Efficiency Ratio (ER)	49.1%	47.5%	160	bps	38.1%	1,100	bps

Highlight:

1. due to lower revenues;

2. negative impact of the interbank deposit rate reduction on the remuneration of our assets.

• In the second quarter of 2018, we distributed prizes in the aggregate amount of R$11.5 million.

• We started the sale of premium bonds via mobile in December 2017. In the second quarter of 2018, this channel accounted for 8.1% of sales to current account holders.

13.1 million outstanding certificates

▲ + 0.9% (vs. 1Q18)

▲ + 2.7% (vs. 2Q17)

Itaú Unibanco Holding S.A.	27

Management Discussion & Analysis	Income Statement Analysis

Non-interest Expenses

Highlights

•	Non-interest expenses increased 5.0% in the quarter, driven by higher administrative expenses, as a result of higher expenses on marketing related to the Soccer World Cup and to the new payment methods Itaú + Samsung and Apple Pay, and third-party services related to the IT department, in addition to higher expenses in Latin America (ex-Brazil), affected by the foreign exchange variation in the period.

•	Compared to the first half of 2017, non-interest expenses increased 6.1%. Expenses from Brazil (ex-Citibank) increased 0.5%, below the inflation for the period (4.4% - IPCA).

In R$ millions	2Q18	1Q18	Δ	2Q17	Δ	1H18	1H17	Δ
Personnel Expenses	(5,193)	(5,083)	2.2%	(4,989)	4.1%	(10,277)	(9,769)	5.2%
Compensation, Charges and Social Benefits	(3,528)	(3,417)	3.3%	(3,284)	7.4%	(6,945)	(6,502)	6.8%
Management and Employees' Profit Sharing (*)	(1,103)	(1,114)	-1.0%	(946)	16.6%	(2,217)	(1,894)	17.0%
Employee Terminations and Labor Claims	(506)	(510)	-0.7%	(706)	-28.3%	(1,016)	(1,284)	-20.9%
Training	(56)	(43)	31.7%	(53)	6.7%	(99)	(89)	11.3%
Administrative Expenses	(4,153)	(3,879)	7.1%	(3,969)	4.7%	(8,033)	(7,756)	3.6%
Third-Party Services	(1,000)	(935)	7.0%	(983)	1.7%	(1,935)	(1,904)	1.6%
Data Processing and Telecommunications	(852)	(902)	-5.5%	(945)	-9.8%	(1,753)	(1,852)	-5.3%
Facilities	(685)	(651)	5.2%	(637)	7.6%	(1,336)	(1,255)	6.5%
Depreciation and Amortization	(536)	(537)	-0.2%	(480)	11.7%	(1,074)	(969)	10.9%
Advertising, Promotions and Publications	(381)	(224)	70.3%	(267)	42.8%	(604)	(466)	29.6%
Security	(169)	(173)	-2.2%	(161)	5.0%	(342)	(328)	4.2%
Financial System Services	(146)	(145)	1.0%	(165)	-11.2%	(291)	(320)	-9.0%
Transportation	(75)	(75)	0.2%	(73)	2.8%	(150)	(149)	0.7%
Materials	(64)	(68)	-5.0%	(69)	-6.7%	(132)	(137)	-3.2%
Travel	(56)	(41)	35.6%	(49)	14.4%	(97)	(88)	9.5%
Other	(189)	(130)	45.6%	(140)	34.3%	(318)	(288)	10.6%
Operating Expenses	(1,230)	(1,167)	5.4%	(1,257)	-2.1%	(2,397)	(2,322)	3.3%
Provision for Contingencies	(156)	(166)	-6.2%	(339)	-54.1%	(321)	(613)	-47.6%
Selling - Credit Cards	(545)	(555)	-1.9%	(441)	23.6%	(1,100)	(857)	28.4%
Claims	(77)	(74)	4.6%	(71)	8.4%	(151)	(144)	5.3%
Other	(452)	(372)	21.6%	(406)	11.6%	(825)	(708)	16.4%
Other Tax Expenses (**)	(80)	(77)	3.4%	(88)	-8.8%	(157)	(165)	-4.6%
Latin America (ex-Brazil) (***)	(1,605)	(1,469)	9.2%	(1,249)	28.4%	(3,074)	(2,540)	21.0%
Total	(12,261)	(11,676)	5.0%	(11,551)	6.1%	(23,938)	(22,552)	6.1%

(*) Includes variable compensation and stock option plans. (**) Does not include ISS, PIS and Cofins. (***) Does not consider overhead allocation.

The increase in non-interest expenses in the quarter was driven by (i) higher administrative expenses, mainly in advertising expenses related to marketing campaigns for the Soccer World Cup and to the new mobile payment methods Itaú + Samsung and Apple Pay, in addition to the increase in third-party services related to the IT department and (ii) higher expenses in Latin America (ex-Brazil), impacted by the foreign exchange variation in the period.

Compared to the first half of 2017, the 6.1% increase was basically driven by the incorporation of the retail operations acquired from Citibank. Additionally, we recorded higher expenses in Latin America (ex-Brazil) driven by foreign exchange variation and higher rental, IT and marketing expenses. In the second quarter of 2017, we had the refund of the fine paid to SBIF (Superintendencia de Bancos e Instituciones Financieras de Chile).

Compared to the first half of 2017, expenses from Brazil (ex-Citibank) increased 0.5% in the first half of 2018, below the inflation for the period (4.4% - IPCA).

Number of Employees - in thousands

99.9 thousand

employees at the end of the 2Q18

▲ + 0.3% (2Q18/1Q18)

▲ + 5.1% (2Q18/2Q17)

The retail operations acquired from Citibank in Brazil and the new employees hired for the branch network of the Retail Banking structure resulted in the expansion of our staff over the last 12 months. We are also hiring personnel to our technology area to speed up our digital transformation process.

Note: For companies under our control, 100% of the total number of employees is considered. No employees are considered for companies not controlled by us.

Itaú Unibanco Holding S.A.	28

Management Discussion & Analysis	Income Statement Analysis

Efficiency Ratio

We present the effciency ratio and the risk-adjusted effciency ratio, which includes the cost of credit (result from loan losses, impairment and discounts granted).

Risk-Adjusted	=	Non-Interest Expenses (Personnel Expenses + Administrative Expenses + Operating Expenses + Other Expenses) + Cost of Credit
Effciency Ratio		(Managerial Financial Margin + Commissions and Fees + Result of Insurance, Pension Plan and Premium Bonds + Tax Expenses for ISS, PIS, Cofins and Other Taxes)

Efficiency Ratio:

• 12-month period: increase of 190 basis points from the same period of the previous year. Non-interest expenses increased 3.4%, whereas inflation for the period was 4.4% (IPCA). On the other hand, revenues decreased 1.0%, mainly as a result of the impact from the lower interbank deposit rate on our financial margin.

Risk-Adjusted Efficiency Ratio:

• 12-month period: decrease of 390 basis points from the same period of the previous year driven by the 27.9% decrease in cost of credit, due to lower provisions for loan losses and lower impairment charges on corporate securities.

Distribution Network

Points of Service | Brazil and Abroad

The agreement with Tecban and its shareholders, announced on July 18, 2014, establishes the substitution of our external ATMs network for Banco24Horas ATMs. This agreement is enabling the increase in the total number of available ATMs.

Note: (i) Includes Banco Itaú Argentina and banks in Chile, Colombia, Paraguay and Uruguay; (ii) Includes ESBs (Electronic Service Branches) and points of service in third-parties’ establishments. (iii) Does not include points of sale.

Branches and Client Service Branches | Brazil and Abroad

In Brazil, the reduction in the number of brick and mortar branches is related to the synergies coming from the retail operations acquired from Citibank.

(i) Includes IBBA representative offces abroad. Note: Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Panama, Paraguay and Uruguay.

Geographical Distribution of Service Network(*)

Number of Branches and Client Service Branches

North	Northeast	Midwest	Southeast	South
116	335	313	2,937	670

(*) In June 2018. Does not include branches and CSBs in Latin America and Itaú BBA.

Itaú Unibanco Holding S.A.	29

Management Discussion & Analysis	Balance Sheet

Balance Sheet

Highlights

•	4.6% increase in the loan portfolio in this quarter, driven by the portfolios for individuals, very small, small and middle-market companies and Latin America.

•	Annual growth of 21.1% in deposits, especially time deposits, due to the partial migration of funds derived from repurchase agreements backed by debentures (a 7.0% decrease in deposits received under securities repurchase agreements).

Assets
In R$ millions, end of period	2Q18	1Q18	Δ	2Q17	Δ
Current and Long-term Assets	1,514,685	1,496,519	1.2%	1,422,005	6.5%
Cash and Cash Equivalents	25,402	25,444	-0.2%	22,700	11.9%
Interbank Investments	277,465	264,524	4.9%	288,333	-3.8%
Securities and Derivative Financial Instruments	449,462	451,167	-0.4%	389,593	15.4%
Interbank and Interbranch Accounts	119,863	131,618	-8.9%	117,856	1.7%
Loan, Lease and Other Loan Operations	518,510	495,484	4.6%	479,875	8.1%
(Allowance for Loan Losses)	(34,308)	(34,798)	-1.4%	(35,533)	-3.4%
Other Assets	158,292	163,081	-2.9%	159,182	-0.6%
Permanent Assets	27,999	27,835	0.6%	26,330	6.3%
Total Assets	1,542,684	1,524,354	1.2%	1,448,335	6.5%

Liabilities
In R$ millions, end of period	2Q18	1Q18	Δ	2Q17	Δ
Current and Long-Term Liabilities	1,405,008	1,391,216	1.0%	1,315,971	6.8%
Deposits	426,595	407,949	4.6%	352,327	21.1%
Deposits Received under Securities Repurchase Agreements	315,554	310,609	1.6%	339,123	-7.0%
Fund from Acceptances and Issue of Securities	115,008	115,237	-0.2%	108,076	6.4%
Interbank and Interbranch Accounts	42,871	42,506	0.9%	36,126	18.7%
Borrowings and Onlendings	61,872	63,230	-2.1%	69,530	-11.0%
Derivative Financial Instruments	31,655	34,355	-7.9%	20,727	52.7%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	191,765	188,827	1.6%	169,747	13.0%
Other Liabilities	219,688	228,503	-3.9%	220,314	-0.3%
Deferred Income	2,678	2,408	11.2%	2,181	22.8%
Minority Interest in Subsidiaries	13,240	12,219	8.4%	11,804	12.2%
Stockholders' Equity	121,758	118,511	2.7%	118,379	2.9%
Total Liabilities and Equity	1,542,684	1,524,354	1.2%	1,448,335	6.5%

Itaú Unibanco Holding S.A.	30

Management Discussion & Analysis	Balance Sheet

Credit Portfolio

Highlights

•	In the quarter, all portfolios for individuals increased, except for rural loans. The portfolio for very small, small and middle-market companies increased 3.9%. These positive performances were due to higher demand from clients in these segments.

•	The corporate loan portfolio remained stable in the quarter; however, excluding the effect of foreign exchange variation, the portfolio decreased 2.2% in the period, as a result from the low demand for credit in the segment.

Credit Portfolio by Product

In R$ billions, end of period	2Q18	1Q18	∆	2Q17	∆
Individuals - Brazil (1)	194.1	190.5	1.9%	179.1	8.4%
Credit Card Loans	66.1	65.0	1.7%	56.4	17.2%
Personal Loans	27.3	26.4	3.5%	25.4	7.6%
Payroll Loans (2)	45.4	44.7	1.6%	44.8	1.4%
Vehicle Loans	14.7	14.3	2.4%	14.1	3.9%
Mortgage Loans	40.5	40.0	1.3%	38.3	5.9%
Rural Loans	0.1	0.1	-7.2%	0.2	-28.5%
Companies - Brazil (1)	169.8	164.4	3.3%	171.6	-1.1%
Working Capital (3)	86.1	82.9	3.9%	90.2	-4.5%
BNDES/Onlending	19.3	20.7	-7.1%	28.8	-33.1%
Export / Import Financing	45.6	41.3	10.6%	30.2	51.2%
Vehicle Loans	3.2	2.8	11.8%	2.3	35.7%
Mortgage Loans	7.1	7.8	-8.7%	9.5	-25.7%
Rural Loans	8.5	8.9	-4.4%	10.6	-19.9%
Latin America (4)	154.6	140.6	10.0%	129.2	19.7%
Total without Financial Guarantees Provided	518.5	495.5	4.6%	479.9	8.1%
Financial Guarantees Provided	70.1	70.9	-1.1%	72.5	-3.2%
Total with Financial Guarantees Provided	588.6	566.4	3.9%	552.3	6.6%
Corporate Securities (5)	34.6	34.7	-0.2%	35.0	-1.0%
Total Risk	623.3	601.1	3.7%	587.3	6.1%

(1) Includes units abroad ex-Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other. (4) Includes Argentina, Chile, Colombia, Panama, Paraguay, Peru and Uruguay. (5) Includes Debentures, Certificates of Real Estate Receivables (CRI) and Commercial Paper.

Credit Concentration

As of June 30, 2018

Only 17.1% of the credit risk is concentrated on the 100 largest debtors.

		% of total	% of total
In R$ billions	Risk*	credits	Assets
Largest Debtor	5.5	0.9	0.4
10 Largest Debtors	31.6	5.4	2.0
20 Largest Debtors	48.1	8.2	3.1
50 Largest Debtors	74.1	12.6	4.8
100 Largest Debtors	100.5	17.1	6.5

* Including financial guarantees provided

Credit Portfolio without Financial Guarantees Provided by Vintage

Companies Credit Portfolio by Business Sector

With Financial Guarantees Provided

In R$ billions, end of period	2Q18	1Q18	∆
Public Sector	5.4	5.2	3.7%
Private Sector | Companies	326.6	313.8	4.1%
Real Estate	21.5	21.1	2.2%
Food and beverage	18.3	17.8	2.8%
Agribusiness and fertilizers	17.2	17.1	1.1%
Energy and water treatment	16.1	16.1	0.0%
Transportation	15.8	13.8	14.6%
Vehicles and auto parts	15.3	15.1	1.5%
Infrastructure work	11.7	11.0	6.5%
Banks and other financial institutions	10.9	10.8	0.8%
Petrochemical and chemical	10.1	8.8	14.0%
Mining	9.7	8.8	10.5%
Steel and metallurgy	9.6	9.1	4.9%
Telecommunications	9.5	8.9	6.7%
Pharmaceutical and cosmetics	7.7	7.3	5.6%
Sugar and Alcohol	6.7	6.9	-2.9%
Oil and gas	6.6	6.4	2.0%
Capital Assets	6.5	6.6	-2.5%
Electronic and IT	6.3	6.5	-2.9%
Construction Material	6.2	5.8	7.1%
Clothing and footwear	5.2	4.9	6.4%
Services - Other	41.9	38.8	8.1%
Commerce - Other	18.6	17.5	6.4%
Industry - Other	9.1	8.4	9.5%
Other	46.0	46.3	-0.8%
Total	332.0	319.0	4.1%

Itaú Unibanco Holding S.A.	31

Management Discussion & Analysis	Balance Sheet

Credit Portfolio1 (Individuals and Companies) - Brazil

Loan Portfolio Mix— Individuals

Jun-18
7.6%
34.1%
14.1%
20.9%
23.4%
Jun-13
29.6%
27.2%
17.5%
13.6%
12.1%
Vehicles
Credit Card
Personal Loans
Mortgage Loans
Payroll Loans

Loan Portfolio Mix—Companies

Jun-18
37.1%
62.9%
Jun-13
38.8%
61.2%
Very Small, Small and Middle Market Loans
Corporate Loans

Payroll Loans

R$45.4 billion as of June 30, 2018

▲ + **1.6%** (vs. Mar-18) ▲ + **1.4%** (vs. Jun-17)

The payroll loans portfolio for INSS pensioners grew 3.2% in the quarter.

Portfolio 2Q18

By origination (%)

41%
59%
Branches
Itaú Consignado S.A.

By Sector (R$ billions)

4.9
5.9
34.6
INSS
Public Sector
Private Sector

Mortgage loans[2]

R$47.6 billion as of June 30, 2018

▼ - **0.3%** (vs. Mar-18) ▼ - **0.4%** (vs. Jun-17)

85% of the mortgage portfolio is Individuals

99.8% guaranteed by fiduciary alienation

Originations in 2Q18

92.9% of total credit mortgage is done by borrowers

R$2.4 billion ▲ + **41.7%** (vs. 2Q17)

Loan-to-Value

Ratio of the amount of the financing to the value of the real estate property

Vintage (quarterly average)	Portfolio
57.3%	39.9%

Corporate

R$106.8 billion as of June 30, 2018

▲ + **2.9%** (vs. Mar-18) ▼ - **6.7%** (vs. Jun-17)

The decrease in the loan portfolio in the twelve-month period is related to the deleveraging of large companies, although it is worth noting that part of these loans have migrated to the capital markets where we are also present, providing services to our clients.

Excluding the effect of foreign exchange variation, the loan portfolio for the corporate segment would have decreased 2.2% in the quarter and 11.2% in the 12-month period.

Credit Cards

R$66.1 billion as of June 30, 2018

▲ + **1.7%** (vs. Mar-18) ▲ + **17.2%** (vs.Jun-17)

9.1%
6.9%
84.0%
Dec-17
9.7%
7.5%
82.9%
Mar-18
9.7%
7.6%
82.7%
Jun-18
Revolving Credit + Overdue Loans[1]
Installment with Interest
Transactor[2]

(1) Includes nonperforming loans more than 1 day overdue;
(2) includes installment without interest.

Vehicle Financing[2]

R$17.8 billion as of June 30, 2018

▲ + **3.9%** (vs. Mar-18) ▲ + **8.4%** (vs. Jun-17)

Originations in 2Q18

R$3.5 billion ▲ + **53.6%** (vs. 2Q17)

Average Term	% Average Down Payment	Average Ticket *
41 months	39%	R$31.8 thousand

(*) Individuals

Loan-to-Value

Vintage (quarterly average)	Portfolio
63.3%	59.2%

Very Small, Small and Middle Market

R$63.1 billion as of June 30, 2018

▲ + **3.9%** (vs. Mar-18) ▲ + **10.2%** (vs. Jun-17)

In the first half of 2018, the origination[3] of credits for very small, small and middle-market companies increased approximately 20% from the same period of the previous year.

(1) Without financial guarantees provided. (2) Includes Individuals and Companies. (3) Average origination per working day in the quarter.

Note: For further information on products, please see to our Institutional Presentation, available on our Investor Relations website.

Itaú Unibanco Holding S.A.	32

Management Discussion & Analysis	Balance Sheet

Funding

Highlights

•	Due to the regulatory changes, the migration trend from debentures to funds from bills and time deposits continues in this quarter.

•	Compared to the second quarter of 2017, time deposits growth is partially related to the migration of funds from debentures linked to repurchase agreements and also to the incorporation of deposits from Citibank clients.

•	Savings deposits increased 4.0% in the quarter and 16.3% when compared to the same period of the previous year.

After being purchased by the bank (the Conglomerate’s leading company, the debentures issued by the Conglomerate’s leasing companies are traded with characteristics similar to those of CDs and other time deposits, although they are classified as deposits received under securities repurchase agreements.

In R$ millions, end of period	2Q18	1Q18	∆	2Q17	∆
Demand Deposits	70,646	66,430	6.3%	63,989	10.4%
Savings Deposits	127,342	122,412	4.0%	109,517	16.3%
Time Deposits	225,762	215,743	4.6%	176,133	28.2%
Debentures (Linked to Repurchase Agreements and Third Parties’ Operations)	35,392	45,030	-21.4%	89,814	-60.6%
Funds from Bills (1) and Structured Operations Certificates	71,540	73,821	-3.1%	66,387	7.8%
(1) Total - Funding from Account Holders and Institutional Clients	530,682	523,436	1.4%	505,840	4.9%
Onlending	20,221	21,893	-7.6%	27,193	-25.6%
(2) Total – Funding from Clients	550,902	545,329	1.0%	533,033	3.4%
Assets Under Administration	1,050,220	1,026,534	2.3%	900,543	16.6%
Technical Provisions for Insurance, Pension Plan and Premium Bonds	191,765	188,827	1.6%	169,747	13.0%
(3) Total – Clients	1,792,887	1,760,690	1.8%	1,603,324	11.8%
Interbank deposits	2,843	3,361	-15.4%	2,686	5.8%
Funds from Acceptance and Issuance of Securities	43,468	41,416	5.0%	41,689	4.3%
Total Funds from Clients + Interbank Deposits	1,839,198	1,805,467	1.9%	1,647,699	11.6%

Working Capital and Other	549,245	533,414	3.0%	513,054	7.1%
Repurchase Agreements (2)	280,162	265,579	5.5%	249,309	12.4%
Borrowings	41,652	41,337	0.8%	42,337	-1.6%
Foreign Exchange Portfolio	61,963	66,743	-7.2%	61,472	0.8%
Subordinated Debt	53,925	52,241	3.2%	52,104	3.5%
Collection and Payment of Taxes and Contributions	4,544	4,618	-1.6%	3,979	14.2%
Working Capital (3)	106,999	102,895	4.0%	103,853	3.0%
Total Funds (Working Capital, Raised and Managed Assets)	2,388,443	2,338,880	2.1%	2,160,753	10.5%

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Does not include own issued debentures classified as funding. (3) Stockholders’ Equity + Non-Controlling Interest – Permanent Assets.

Loans to Funding Ratio

In R$ millions, end of period	2Q18	1Q18	∆		2Q17	∆
Funding from Clients	550,902	545,329	1.0%		533,033	3.4%
Funds from Acceptance and Issuance of Securities Abroad	43,468	41,416	5.0%		41,689	4.3%
Borrowings	41,652	41,337	0.8%		42,337	-1.6%
Other (1)	30,613	36,592	-16.3%		32,543	-5.9%
Total (A)	666,635	664,674	0.3%		649,603	2.6%
(-) Reserve Required by Brazilian Central Bank	(93,008)	(99,132)	-6.2%		(92,465)	0.6%
(-) Cash (Currency) (2)	(25,402)	(25,444)	-0.2%		(22,700)	11.9%
Total (B)	548,225	540,097	1.5%		534,438	2.6%
Loan Portfolio (C) (3)	518,510	495,484	4.6%		479,875	8.1%
Loan Portfolio / Gross Funding (C/A)	77.8%	74.5%	320	bps	73.9%	390	bps
Loan Portfolio / Net Funding (C/B)	94.6%	91.7%	280	bps	89.8%	480	bps

(1) Includes installments of subordinated debt that are not included in the Tier II Referential Equity.

(2) Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency.

(3) The loan portfolio balance does not include financial guarantees provided.

Itaú Unibanco Holding S.A.	33

Management Discussion & Analysis	Balance Sheet by Currency

Balance Sheet by Currency

We have a foreign exchange risk management policy associated with our asset and liability positions, primarily intended to mitigate impacts from fluctuations in foreign exchange rates on consolidated results.

Brazilian tax legislation determines that gains and losses from exchange rate variation on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses arising from financial instruments used to hedge such asset positions are affected by tax effects. Therefore, in order not to expose net income to exchange rate variations, a liability position must be built at a higher volume than the hedged assets.

Assets | As of June 30, 2018

		Business in	Local	Foreign	Business
In R$ millions, end of period	Consolidated	Brazil	Currency	Currency	Abroad
Cash and Cash Equivalents	25,402	11,636	7,331	4,305	13,806
Short - Term Interbank Investments	277,465	259,110	259,110	0	18,354
Securities and Derivative Instruments	449,462	368,516	365,460	3,057	146,405
Loans, Leases and Other Loan Operations	484,201	295,527	281,423	14,104	208,944
Loans	518,510	322,310	308,206	14,104	216,470
(Allowance for Loan Losses)	(34,308)	(26,783)	(26,783)	0	(7,525)
Other Assets	278,155	236,444	213,725	22,718	80,321
Foreign Exchange Portfolio	62,309	35,679	13,296	22,383	64,911
Other	215,846	200,765	200,429	336	15,410
Permanent Assets	27,999	79,672	18,392	61,279	9,566
Total Assets	1,542,684	1,250,904	1,145,442	105,462	477,397
Derivatives - Purchased Positions				250,868
Total Assets After Adjustments (a)				356,330

Liabilities | As of June 30, 2018

		Business in	Local	Foreign	Business
In R$ millions, end of period	Consolidated	Brazil	Currency	Currency	Abroad
Deposits	426,595	272,699	272,060	639	153,935
Funds Received under Securities Repurchase Agreements	315,554	285,628	285,628	0	29,926
Funds from Acceptances and Issue of Securities	115,008	139,122	72,471	66,652	38,437
Borrowings and Onlendings	61,872	42,405	21,176	21,229	39,734
Interbank and Interbranch Accounts	42,871	42,034	38,648	3,386	837
Derivative Financial Instruments	31,655	17,254	17,254	-	14,401
Other Liabilities	219,688	135,514	116,817	18,697	125,695
Foreign Exchange Portfolio	61,963	35,368	16,813	18,556	64,876
Other	157,725	100,145	100,004	141	60,820
Technical Provisions of Insurance, Pension Plan and Premium Bonds	191,765	191,542	191,542	-	222
Deferred Income	2,678	2,155	1,323	832	523
Minority Interest in Subsidiaries	13,240	814	814	-	12,426
Stockholders' Equity of Parent Company	121,758	121,737	121,737	-	61,261
Capital Stock and Reserves	109,233	110,756	110,756	-	59,905
Net Income	12,524	10,980	10,980	-	1,355
Total Liabilities and Equity	1,542,684	1,250,904	1,139,469	111,435	477,397
Derivatives - Sold Positions				288,502
Total Liabilities and Equity After Adjustments (b)				399,937
Net Foreign Exchange Sold Position Itaú Unibanco (c = a - b)				(43,607)
Net Foreign Exchange Sold Position Itaú Unibanco (c) in US$				(11,309)

Note: Does not include eliminations of operations between local and foreign units.

Assets and liabilities denominated in foreign currencies

In R$ millions, end of period	2Q18	1Q18	∆
Investments Abroad	61,279	78,795	-22.2%
Net Foreign Exchange Position (Except Investments Abroad)	(104,886)	(137,932)	-24.0%
Total	(43,607)	(59,137)	-26.3%
Total in US$	(11,309)	(17,792)	-36.4%

The net foreign exchange position includes not only hedge positions of our investments abroad, but also directional positions in foreign currencies.

Itaú Unibanco Holding S.A.	34

Management Discussion & Analysis	Risk and Capital Management

Risk and Capital Management

We believe risk management is an essential tool to optimize the use of resources and select the best business opportunities to maximize value creation for shareholders. In this context, the risk appetite defines the nature and the level of risks acceptable and the risk culture guides the attitudes required to manage them.

With the aim of strengthening our values and aligning our employees' behavior with the guidelines established in risk management, we have adopted a number of initiatives to disseminate the risk culture. It strengthens the individual and collective responsibility of all employees in the management of the risks inherent to the performed activities, respecting our ethical way of doing business.

We take a prospective stance in relation to capital management and, through our Internal Capital Adequacy Assessment Process (ICAAP), we assess the adequacy of our capital to face the incurred risks, composed by credit, market, operational risks and to face other material risks. The result of the last ICAAP - dated as of December 2017 – showed that, in addition to having enough capital to face all material risks, we have a significant cushion, thus ensuring the soundness of our equity position.

Our risk management process includes:

•	Identification and measurement of existing and potential risks in our operations.

•	Alignment of institutional policies for risk management control, procedures and methodologies according to the guidelines of the Board of Directors and our corporate strategies.

•	Management of our portfolio seeking optimal risk-return ratios.

For further information on the risk and capital management structure, please refer to the Investor Relations website at www.itau.com.br/investor-relations > Corporate Governance > Risk and Capital Management – Pillar 3.

Liquidity Coverage Ratio

(LCR)

In R$ millions	2Q18	1Q18
HQLA*	172,178	192,158
Potential Cash Outflows	101,584	110,756
LCR (%)	169.5%	173.5%

For 2018, the minimum required by the Brazilian Central Bank is 90%.

Values are calculated based on the methodology defined by the Brazilian Central Bank, which is in line with Basel III international guidelines.

*HQLA - High quality liquid assets: balance in the stock, which in certain cases weighted by a discount factor, of assets that remain liquid in the markets during a stress period, which can be easily converted into cash and that pose low risk.

Note: Potential Cash Outflows calculated in standardized stress, determined by Circular No. 3,749.

Value at Risk - VaR 1,2

It is a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions.

In R$ millions, end of period	2Q18(2)	1Q18(2)
VaR by Risk Factor
Brazilian Interest Rates	912.4	882.6
Currency	16.4	17.3
Shares of Stock Exchange	27.3	32.1
Commodities	1.0	1.8
Diversification Effect	-466.0	-549.9
Total VaR	491.1	383.9
Maximum VaR in the quarter	603.6	525.0
Average VaR in the quarter	431.0	432.7
Minimum VaR in the quarter	317.2	369.2

(1)	Values represented above consider a 1-day time horizon and a 99% confidence level.

(2)	The VaR by risk factors includes foreign units.

Evolution of Itaú Unibanco’s VaR

Itaú Unibanco Holding S.A.	35

Management Discussion & Analysis	Risk and Capital Management

Capital

Highlights

•	On June 30, 2018, our CET1 fully loaded with Basel III rules and considering the impact of the investment in XP reached 13.2% and our Tier I capital ratio fully loaded reached 14.2%.

Capital Requirements

Our minimum capital requirements follow the set of rules disclosed by the Brazilian Central Bank, which implement the Basel III global capital requirements standards in Brazil. These requirements are expressed as ratios of available capital - stated by the Referential Equity, or of Total Capital, composed of Tier I Capital and Tier II Capital - and the risk-weighted assets, or RWA.

The following table presents the schedule for phased-in implementation by the Central Bank of the capital adequacy and liquidity coverage ratio requirements under Basel III, as applicable to Itaú Unibanco Holding.

	From January 1,
Basel III Schedule (%)	2015	2016	2017	2018	2019
Common Equity Tier I	4.5	4.5	4.5	4.5	4.5
Tier I Capital	6.0	6.0	6.0	6.0	6.0
Total Regulatory Capital	11.0	9.875	9.25	8.625	8.0
Additional Common Equity Tier I (ACP)	-	0.625	1.5	2.375	3.5
conservation buffer	-	0.625	1.25	1.875	2.5
countercyclical buffer¹	-	-	-	-	-
systemic	-	-	0.25	0.5	1.0
Common Equity Tier I + ACP	4.5	5.1	6.0	6.9	8.0
Total Regulatory Capital + ACP	11.0	10.5	10.75	11.0	11.5
Liquidity Coverage Ratio	60	70	80	90	100
Prudential adjustments deductions	40	60	80	100	100

¹ According to circular No.3,769 of Central Bank and the announcement No. 31,752/18, required ACP countercyclical is zero.

Solvency Ratios

In R$ millions, end of period	2Q18	1Q18
Consolidated stockholders’ equity (BACEN)	135,734	131,812
Deductions from Core Capital	(25,277)	(21,477)
Core Capital	110,457	110,336
Additional Capital	7,746	75
Tier I	118,203	110,410
Tier II	15,869	15,868
Referential Equity (Tier I and Tier II)	134,072	126,278
Required Referential Equity	67,338	65,562
ACPRequired	18,542	18,053

Total Risk-weighted Exposure (RWA)	780,728	760,139
Credit Risk-weighted Assets (RWACPAD)	685,245	665,358
Operational Risk-weighted Assets (RWAOPAD)	70,468	70,468
Market Risk-weighted Assets (RWAMINT)	25,015	24,313

Tier I (Core Capital + Additional Capital)	15.1%	14.5%
Tier II	2.0%	2.1%
BIS (Referential Equity / Total Risk-weighted
Exposure)	17.2%	16.6%

Main changes in the quarter:

Referential Equity: Increased 6.2% due to approval by the Central Bank of Brazil for the perpetual subordinated notes to compose Additional Tier I Capital.

RWA: Increase of R$20,589 million, mainly due to the higher exposure of credit risk-weighted assets (RWACPAD) driven by the increase in our credit portfolio and by the exchange rate variation in the period.

BIS ratio: Increased 60 basis points due to the increase in our Additional Tier I Capital.

Note: Includes financial institutions, consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and benefits.

Capital Ratio according to Full Basel III Rules

On June 30, 2018, our CET1 fully loaded with Basel III rules and considering the impact of the investment in XP reached 13.2% and our Tier I capital ratio fully loaded reached 14.2%.

(1) The 0.6% impact represents AT1 issued. (2) Includes deductions of Goodwill, Intangible Assets (generated before and after October 2013), Tax Credits from Temporary Differences and Tax Loss Carryforwards, Pension Fund Assets, Equity Investments in Financial Institutions, Insurance and similar companies, the increase of the multiplier of the amounts of market risk, operational risk and certain credit risk accounts. This multiplier is 11.6 nowadays and will be 12.5 in 2019. (3) Based on preliminary information. (4) Includes the 10 basis points impact from the exchange rate variation over the Additional Tier I Capital perpetual notes.

Itaú Unibanco Holding S.A.	36

Management Discussion and Analysis	Segment Analysis

Results by Business Segment

The Pro Forma financial statements of Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below are based on managerial information derived from internal models to more accurately reflect the activities of the business units.

2nd quarter of 2018

Pro Forma Income Statement by Segment

			Activities with
In R$ millions	Retail Banking	Wholesale Banking	the Market + Corporation	Itaú Unibanco
Operating Revenues	18,112	7,454	2,454	28,021
Managerial Financial Margin	10,072	4,821	2,402	17,295
Financial Margin with Clients	10,072	4,821	1,060	15,953
Financial Margin with the Market	-	-	1,342	1,342
Commissions and Fees	6,236	2,470	20	8,726
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,803	163	33	1,999
Cost of Credit	(3,111)	(490)	1	(3,601)
Provision for Loan Losses	(3,483)	(789)	1	(4,271)
Impairment	-	(1)	-	(1)
Discounts Granted	(254)	(19)	-	(273)
Recovery of Loans Written Off as Losses	626	319	-	945
Retained Claims	(317)	(18)	-	(335)
Other Operating Expenses	(10,025)	(3,754)	(155)	(13,934)
Non-interest Expenses	(8,831)	(3,404)	(27)	(12,261)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,183)	(347)	(123)	(1,654)
Insurance Selling Expenses	(11)	(3)	(4)	(19)
Income before Tax and Minority Interests	4,659	3,192	2,300	10,151
Income Tax and Social Contribution	(1,747)	(996)	(753)	(3,496)
Minority Interests in Subsidiaries	(43)	(222)	(8)	(273)
Recurring Net Income	2,868	1,973	1,540	6,382
Recurring Return on Average Allocated Capital	31.1%	15.6%	20.1%	21.6%
Efficiency Ratio (ER)	53.2%	48.0%	1.2%	47.1%
Risk-Adjusted Efficiency Ratio (RAER)	71.9%	55.0%	1.1%	61.0%

Note: Non-interest Expenses includes Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Loan and Capital by Segment

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Loan, Lease and Other Credit Operations	224,907	293,603	-	518,510
(Allowance for Loan Losses)	(14,672)	(12,050)	-	(26,723)
(Complementary Expected Loss Provisions)	-	-	(7,586)	(7,586)
Economic Allocated Capital - Tier I (*)	35,961	50,657	35,139	121,758

(*) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution in order to arrive at the accounting net equity.

Itaú Unibanco Holding S.A.	37

Management Discussion and Analysis	Segment Analysis

Results by Business Segment

1st quarter of 2018

Pro Forma Income Statement by Segment

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Operating Revenues	17,692	6,821	2,913	27,426
Managerial Financial Margin	9,715	4,432	2,852	16,999
Financial Margin with Clients	9,715	4,432	1,114	15,261
Financial Margin with the Market	-	-	1,738	1,738
Commissions and Fees	6,234	2,273	21	8,528
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,742	116	40	1,898
Cost of Credit	(2,780)	(1,007)	(0)	(3,788)
Provision for Loan Losses	(3,164)	(946)	(0)	(4,111)
Impairment	-	(187)	-	(187)
Discounts Granted	(275)	(9)	(0)	(284)
Recovery of Loans Written Off as Losses	659	136	-	795
Retained Claims	(260)	(19)	-	(279)
Other Operating Expenses	(9,513)	(3,656)	(213)	(13,382)
Non-interest Expenses	(8,310)	(3,338)	(28)	(11,676)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,192)	(316)	(181)	(1,689)
Insurance Selling Expenses	(12)	(2)	(3)	(17)
Income before Tax and Minority Interests	5,139	2,138	2,700	9,977
Income Tax and Social Contribution	(1,922)	(588)	(952)	(3,462)
Minority Interests in Subsidiaries	(44)	(43)	(9)	(96)
Recurring Net Income	3,173	1,508	1,739	6,419
Recurring Return on Average Allocated Capital	35.1%	12.6%	22.1%	22.2%
Efficiency Ratio (ER)	51.2%	51.5%	1.0%	45.9%
Risk-Adjusted Efficiency Ratio (RAER)	68.3%	67.0%	1.1%	60.8%

Note: Non-interest Expenses includes Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Loan and Capital by Segment

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Loan, Lease and Other Credit Operations	221,077	274,407	-	495,484
(Allowance for Loan Losses)	(14,944)	(11,896)	-	(26,840)
(Complementary Expected Loss Provisions)	-	-	(7,958)	(7,958)
Economic Allocated Capital - Tier I (*)	37,768	50,517	30,226	118,511

(*) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution in order to arrive at the accounting net equity.

Itaú Unibanco Holding S.A.	38

Management Discussion and Analysis	Segment Analysis

Retail Banking

Highlights

•	In the second quarter of 2018, net income decreased 9.6% from the previous quarter mainly due to (i) the increase in the provision for loan losses, driven by the increase in the loan portfolio, (ii) higher expenses related to marketing campaigns for the soccer World Cup and the new mobile payment methods Itaú + Apple and Samsung Pay and (iii) the increase in the number of employees.
•	On the other hand, the financial margin with clients increased of R$357 million as a result of the better mix of products and higher number of calendar days in the second quarter of 2018.

Retail banking comprises banking products and services to both current account and non-current account holders. Offered products and services include: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and premium bond products, and acquiring services, among others.

Profile of clients served:

The client´s profiles determines the segment, which enables us to be closer to them and understand their needs, in addition to offer the most proper products to meet their requirements:

Retail (income up to R$4,000)

Uniclass (income between R$4,000 to R$10,000)

Personnalité (income above R$10,000 or holding investments over R$100,000)

Itaú Empresas (very small and small companies, revenues up to R$30 million)

Segment´s highlight

Products

Focus on the value proposal for the client:

•	Expasion of insurance offer via an open platform, in which we offer products from partner insurance companies to our clients;

•	Launching the Credicard Pop card machine the Credicard Black card.

Clients

In April 2018, we had around 48 million clients in the Retail Bank.

Wholesale Banking

Highlights

Net income for the Wholesale Banking segment was up 30.9% from the first quarter of 2018, driven by:

•	a 51.3% decrease in cost of credit driven by lower impairment charges and higher income from recovery of loans;

•	an 8.8% increase in financial margin with clients, favored by the margin with clients in Latin America, better mix of products and higher number of calendar days;

•	an 8.7% increase in commissions and fees, driven by a higher volume of operations in the capital markets.

Wholesale Banking comprises: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, ii) the activities of our units abroad, and iii) the products and services offered to high-net worth clients (Private Banking) and to middle market companies and institutional clients.

Profile of clients served and areas of operation:

Middle-Market Companies 30,000 clients (economic groups) with revenues between R$30 million and R$200 million.

Corporate Approximately 5,900 large business groups and over 190 financial institutions with revenues over R$200 million.

Investment Banking Our activities help companies raise funds through fixed income instruments and equities in public and private capital markets, comprising mergers and acquisitions advisory services. We provide advisory services to companies, equities funds and investors willing to invest in variable income products and engage in mergers and acquisitions.

Private Banking With a full global wealth management platform, we are market leaders in Brazil and one of the main players in Latin America.

Asset Management Itaú Asset Management is specialized in managing clients’ assets. In June 2018, it held R$632.4* billion in managed assets, a market share of 14.6%.

Capital Market Solutions Our business units offer local custody, fiduciary, international custody services and corporate solutions.

Activities Abroad

Information on our activities abroad is presented on next pages.

(*) Source: ANBIMA (Brazilian Financial and Capital Markets Association) Management Ranking – June 2018. Includes Itaú Unibanco and Intrag.

Activities with the Market + Corporation

The Activities with the Market + Corporation column presents the result from capital surplus, excess subordinated debt and the net balance of tax assets and liabilities. It also shows financial margin with the market, costs of Treasury operations, the equity pickup of companies not linked to each segment and our interest in Porto Seguro.

Itaú Unibanco Holding S.A.	39

Management Discussion and Analysis	Brazil and Latin America

Results by Region (Brazil and Latin America)

We present below the income statement segregated between our operations in Brazil, which include units abroad excluding Latin America, and our operations in Latin America excluding Brazil.

Additional information on our activities abroad is available on next pages.

Quarterly Income Statement

	2Q18			1Q18			∆
			Latin			Latin			Latin
In R$ millions	Consolidated	Brazil [1]	America (ex-Brazil)	Consolidated	Brazil [1]	America (ex-Brazil)	Consolidated	Brazil [1]	America (ex-Brazil)
Operating Revenues	28,021	25,068	2,952	27,426	24,946	2,480	2.2%	0.5%	19.0%
Managerial Financial Margin	17,295	15,105	2,190	16,999	15,223	1,777	1.7%	-0.8%	23.3%
Financial Margin with Clients	15,953	14,220	1,733	15,261	13,792	1,469	4.5%	3.1%	18.0%
Financial Margin with the Market	1,342	885	457	1,738	1,431	307	-22.8%	-38.1%	48.6%
Commissions and Fees	8,726	8,007	719	8,528	7,858	670	2.3%	1.9%	7.3%
Result from Insurance [2]	1,999	1,956	43	1,898	1,865	33	5.3%	4.9%	28.9%
Cost of Credit	(3,601)	(3,068)	(533)	(3,788)	(3,282)	(505)	-4.9%	-6.5%	5.3%
Provision for Loan Losses	(4,271)	(3,650)	(621)	(4,111)	(3,557)	(554)	3.9%	2.6%	12.2%
Impairment	(1)	(1)	-	(187)	(187)	-	-99.3%	-99.3%	-
Discounts Granted	(273)	(270)	(3)	(284)	(283)	(1)	-3.9%	-4.6%	166.1%
Recovery of Loans Written Off as Losses	945	853	92	795	746	49	18.9%	14.5%	86.0%
Retained Claims	(335)	(319)	(16)	(279)	(261)	(19)	19.9%	22.5%	-14.8%
Other Operating Expenses	(13,934)	(12,214)	(1,720)	(13,382)	(11,724)	(1,658)	4.1%	4.2%	3.8%
Non-interest Expenses	(12,261)	(10,538)	(1,724)	(11,676)	(10,068)	(1,608)	5.0%	4.7%	7.2%
Tax Expenses and Other [3]	(1,673)	(1,676)	3	(1,706)	(1,657)	(49)	-1.9%	1.2%	-107.1%
Income before Tax and Minority Interests	10,151	9,467	684	9,977	9,679	298	1.7%	-2.2%	129.0%
Income Tax and Social Contribution	(3,496)	(3,349)	(147)	(3,462)	(3,405)	(57)	1.0%	-1.6%	158.7%
Minority Interests in Subsidiaries	(273)	(51)	(222)	(96)	(53)	(43)	184.9%	-5.0%	422.8%
Recurring Net Income	6,382	6,067	315	6,419	6,220	199	-0.6%	-2.5%	57.8%

Year-to-date Income Statement

	1H18			1H17			∆
			Latin			Latin			Latin
In R$ millions	Consolidated	Brazil [1]	America (ex-Brazil)	Consolidated	Brazil [1]	America (ex-Brazil)	Consolidated	Brazil [1]	America (ex-Brazil)
Operating Revenues	55,446	50,014	5,433	54,471	50,053	4,419	1.8%	-0.1%	22.9%
Managerial Financial Margin	34,294	30,328	3,966	34,800	31,685	3,114	-1.5%	-4.3%	27.4%
Financial Margin with Clients	31,214	28,012	3,202	31,309	28,673	2,636	-0.3%	-2.3%	21.5%
Financial Margin with the Market	3,080	2,316	764	3,491	3,013	478	-11.8%	-23.1%	59.8%
Commissions and Fees	17,255	15,865	1,390	15,881	14,639	1,243	8.6%	8.4%	11.8%
Result from Insurance [2]	3,898	3,821	77	3,790	3,729	62	2.8%	2.5%	24.2%
Cost of Credit	(7,388)	(6,350)	(1,038)	(9,755)	(8,788)	(967)	-24.3%	-27.7%	7.3%
Provision for Loan Losses	(8,382)	(7,207)	(1,175)	(10,340)	(9,310)	(1,030)	-18.9%	-22.6%	14.0%
Impairment	(188)	(188)	-	(550)	(550)	-	-65.7%	-65.7%	-
Discounts Granted	(558)	(554)	(4)	(547)	(524)	(23)	1.8%	5.6%	-82.5%
Recovery of Loans Written Off as Losses	1,740	1,599	141	1,682	1,596	86	3.4%	0.2%	63.9%
Retained Claims	(614)	(580)	(35)	(582)	(563)	(18)	5.7%	2.9%	89.4%
Other Operating Expenses	(27,316)	(23,938)	(3,378)	(25,912)	(23,051)	(2,861)	5.4%	3.8%	18.1%
Non-interest Expenses	(23,938)	(20,605)	(3,332)	(22,552)	(19,759)	(2,793)	6.1%	4.3%	19.3%
Tax Expenses and Other [3]	(3,379)	(3,333)	(46)	(3,360)	(3,292)	(68)	0.5%	1.2%	-33.1%
Income before Tax and Minority Interests	20,127	19,146	982	18,222	17,650	572	10.5%	8.5%	71.7%
Income Tax and Social Contribution	(6,957)	(6,754)	(203)	(5,659)	(5,597)	(62)	22.9%	20.7%	225.7%
Minority Interests in Subsidiaries	(369)	(104)	(265)	(219)	(105)	(114)	68.7%	-1.0%	133.3%
Recurring Net Income	12,801	12,287	514	12,345	11,949	396	3.7%	2.8%	29.7%

1 Includes units abroad ex-Latin America.

2 Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

3 Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Note: Latin America information is presented in nominal currency.

Itaú Unibanco Holding S.A.	40

Management Discussion & Analysis	Activities Abroad

Global Footprint

Latin America

Latin America is a priority for our international expansion due to geographic and cultural proximity to Brazil. Our purpose is to be recognized as the “Latin American Bank”, becoming a reference in the region for all financial services provided to individuals or companies.

Over the past years, we consolidated our presence in Argentina, Chile, Paraguay and Uruguay. In these countries, we operate in retail, companies, corporate and treasury segments, with commercial banking as our main focus. With the recent merger between Banco Itaú Chile and CorpBanca, which assured our presence in Colombia and Panama, we expanded even more our operations in the region. In Peru, we operate in the corporate segment through a representative office. In Mexico, we are present through an office dedicated to equity research activities.

Itaú CorpBanca

In Chile, Colombia and Panama we operate through Itaú CorpBanca, from which results have been consolidated since the second quarter of 2016.

This operation represents an important step in our strategy to expand our presence in Latin America, diversifying our operations in the region.

+ more information on the next page

Other Countries

Additionally, we have operations in Europe (Portugal, United Kingdom, Spain, France, Germany and Switzerland), in the United States (Miami and New York), in the Caribbean (Cayman Islands and Bahamas), in the Middle East (Dubai), and in Asia (Tokyo), mainly serving institutional clients, investment banking, corporate and private banking

Itaú BBA International

In 2016, Moody’s assigned to, for the first time, Itau BBA International plc (domiciled in the United Kingdom) an investment grade, long-term deposit and issuer ratings of A3. In assigning the ratings, Moody’s recognized the strength of Itau BBA International plc’s strong macro profile and balance sheet.

Other operations

Our international units offer a variety of financial products through its branches. Fund raising can be conducted by our branches located in the Cayman Islands, Bahamas and New York. These offices also enhance our ability to manage our international liquidity.

Itaú Unibanco Holding S.A.	41

Management Discussion & Analysis	Activities Abroad

We present the results of Latin American countries in constant currency, thus eliminating the effect of exchange rate variation and hedge adjustments, and in managerial concept, which considers Brazilian accounting criteria, in addition to the allocation of Brazil’s cost structure, the impact of Brazilian income tax and social contribution and the allocation of the tax benefit of interest on own capital.

Itaú CorpBanca

The table below shows results obtained by Itaú CorpBanca in Chile, Colombia and Panama. Focused on medium companies, corporate and retail, Itaú CorpBanca offers a wide range of banking products.

In Chile, Itaú CorpBanca is the 4th largest private bank in terms of loans. Branches migration and client segmentation were completed in December, 2017. In Colombia, as from May 2017, we have operated under the “Itaú” brand.

In R$ millions (in constant currency)	2Q18	1Q18	Δ
Operating Revenues	1,843	1,625	13.4%
Managerial Financial Margin	1,487	1,279	16.3%[1]
Financial Margin with Clients	1,182	1,110	6.5%
Financial Margin with the Market	305	169	80.8%
Commissions and Fees	355	347	2.5%
Cost of Credit	(384)	(493)	-22.1%[2]
Provision for Loan Losses	(463)	(542)	-14.7%
Discounts Granted	(1)	(1)	-24.5%
Recovery of Loans Written Off as Losses	80	51	57.6%
Other Operating Expenses	(1,118)	(1,087)	2.8%
Non-Interest Expenses	(1,115)	(1,084)	3.0%[3]
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(3)	(3)	3.0%
Income before Tax and Minority Interests	341	45	649.8%
Income Tax and Social Contribution	(37)	25	-247.0%
Minority Interests in Subsidiaries	(225)	(46)	387.4%[4]
Recurring Net Income	79	24	225.0%
Return on Average Equity - Annualized	4.6%	1.4%	320	bps
Efficiency Ratio	60.6%	66.8%	-620	bps

1.	Higher margin with the market, mainly driven by the volatility of foreign exchange rates and by the marking to market of securities in Chile, and higher margin with clients, driven by the gain from commercial derivatives.

2.	Decrease mainly driven by lower provisions in the corporate segment in Chile;

3.	Increase mainly driven by higher personnel expenses, seasonally lower in the first quarter of the year;

4.	Minority interests are calculated based on the accounting figures of the operation in BRGAAP.

Banco Itaú Argentina

We offer products and services for corporate, small and middle-market companies and retail segments, focused on large companies that have trade relations with Brazil.

In R$ millions (in constant currency)	2Q18	1Q18	Δ
Operating Revenues	357	274	30.5%
Managerial Financial Margin	260	180	44.6%
Financial Margin with Clients	221	164	34.8%[1]
Financial Margin with the Market	39	16	145.5%
Commissions and Fees	97	94	3.5%
Cost of Credit	(33)	(13)	144.8%
Provision for Loan Losses	(34)	(14)	138.1%[2]
Discounts Granted	-	-	-
Recovery of Loans Written Off as Losses	1	1	-
Other Operating Expenses	(221)	(209)	5.4%
Non-Interest Expenses	(192)	(187)	2.7%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(29)	(23)	27.6%
Income before Tax and Minority Interests	104	51	103.5%
Income Tax and Social Contribution	(36)	(12)	194.8%
Recurring Net Income	68	39	74.5%
Return on Average Equity - Annualized	18.2%	11.7%	650	bps
Efficiency Ratio	58.4%	74.3%	-1,590	bps

1.	Increase mainly driven by higher funding margin by both volume and spread;

2.	Increase driven by higher provisions for the corporate segment;

Itaú Unibanco Holding S.A.	42

Management Discussion & Analysis	Activities Abroad

Banco Itaú Paraguai

In Paraguay, we offer products and services for small and medium companies, agribusiness and corporate segments, institutional clients and retail clients. The main sources of revenues in Paraguay are retail products, especially credit cards. In the corporate segment, we are a reference in agribusiness.

In R$ millions (in constant currency)	2Q18	1Q18	Δ
Operating Revenues	249	227	9.9%
Managerial Financial Margin	183	162	13.0%
Financial Margin with Clients	152	139	8.9%[1]
Financial Margin with the Market	31	23	38.5%
Commissions and Fees	66	65	2.1%
Cost of Credit	(8)	(25)	-67.9%[2]
Provision for Loan Losses	(17)	(26)	-34.0%
Discounts Granted	(2)	-	-
Recovery of Loans Written Off as Losses	12	2	592.8%
Other Operating Expenses	(115)	(118)	-2.0%
Non-Interest Expenses	(115)	(117)	-2.0%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1)	(1)	-
Income before Tax and Minority Interests	126	85	49.0%
Income Tax and Social Contribution	(48)	(29)	67.3%
Recurring Net Income	77	56	39.4%
Return on Average Equity - Annualized	24.9%	18.2%	670	bps
Efficiency Ratio	46.1%	51.7%	-560	bps

1.	Increase driven by higher spread in loan operations.

2.	Decrease driven by lower provisions, in addition to gains from credit sale.

Banco Itaú Uruguai

We operate in the corporate, small and middle-market companies and retail segment, targeting medium and high-income clients. Through the OCA credit card company, more focused on the mass market, we complement our strategy of serving a wide range of clients through customized financial solutions.

In R$ millions (in constant currency)	2Q18	1Q18	Δ
Operating Revenues	419	399	5.0%
Managerial Financial Margin	221	204	8.4%
Financial Margin with Clients	182	167	8.8%[1]
Financial Margin with the Market	39	37	6.6%
Commissions and Fees	198	195	1.4%
Cost of Credit	(12)	(26)	-54.6%
Provision for Loan Losses	(12)	(27)	-53.2%
Recovery of Loans Written Off as Losses	1	1	-
Other Operating Expenses	(264)	(256)	3.1%
Non-Interest Expenses	(263)	(255)	3.1%[2]
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1)	(1)	-
Income before Tax and Minority Interests	143	117	22.4%
Income Tax and Social Contribution	(56)	(44)	27.3%
Recurring Net Income	87	73	19.4%
Return on Average Equity - Annualized	25.2%	22.4%	280	bps
Efficiency Ratio	63.0%	64.2%	-120	bps

1.	Increase, mainly driven by higher spread in loan operations, in addition to higher funding margin by both volume and spread;

2.	Increase mainly driven by higher administrative expenses with card processing.

Itaú Unibanco Holding S.A.	43

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Itaú Unibanco Holding S.A.	44

Itaú

Additional
Information

Management Discussion & Analysis and
Complete Financial Statements

Management Discussion & Analysis	Our Shares

Our Shares

Our capital stock is comprised of common shares (ITUB3) and non-voting shares (ITUB4), both traded on B3 (São Paulo stock exchange). Non-voting shares are also traded as depositary receipts - ADRs - on the NYSE (New York Stock Exchange).

Market Capitalization

R$261 billion │ US$68 billion

Market capitalization is the total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period.

Market Consensus (ITUB4)

Corporate Structure Chart and Free Float Participation

Strengths of our structure

•	Family controlling ownership ensuring a long-term view

•	Professional management team

•	Broad shareholder base (52.74% of our shares in free float)

•	Strong corporate governance

Performance in the Capital Market

	(R$)	(R$)	(US$)
	ITUB4	ITUB3	ITUB
Price and Volume	(PN Shares)	(ON Shares)	(ADR)
Closing Price at 6/29/2018	40.34	35.90	10.38
Maximum price in the quarter	52.27	45.70	15.76
Average price in the quarter	45.81	40.36	12.81
Minimum price in the quarter	37.26	33.50	9.92
Closing Price at 3/29/2018	51.31	45.13	15.60
Closing price at 6/30/2017	36.75	32.54	11.05
Change in the 2Q18	-21.4%	-20.5%	-33.5%
Change in the last 12 months	9.8%	10.3%	-6.1%
Average daily trading financial volume in 12 months - million	534.7	17.4	137.3
Average Daily Trading Volume in 2Q18 - million	620.4	4.8	142.0

Shareholder Base and Indicators	06/30/18	03/31/18	06/30/17
Number of Shares - million	6,536	6,536	6,582
Common Shares (ON) - million	3,306	3,306	3,352
Non-Voting Shares (PN) - million	3,231	3,231	3,231
Treasury Shares - million	60.6	48.4	83.7
Number of Outstanding Shares - million	6,476	6,488	6,499
Recurring Net Income per Share in the Quarter (R$)	0.98	0.99	0.95
Net Income per Share in the Quarter (R$)	0.96	0.97	0.92
Book Value per Share (R$)	18.80	18.27	18.22
Price/Earnings (P/E) (1)	10.72	13.78	10.41
Price/Book Value (P/B) (2)	2.15	2.81	2.02

(1)	Closing price of non-voting share at the period end/earnings per share. For calculation purposes, the retained earnings of the last 12 months were included;

(2)	Closing price of non-voting share at the period-end/Book value per share at the period end.

Shareholders’ Remuneration

Shares Buyback Program

In the first half of 2018, we acquired 13.1 million preferred shares of own issue at the average price of R$38.89 per share. Including buybacks already carried out, our current program allows the acquisition of up to 14,195,517 common shares and up to 36.9 million preferred shares of own issue, and may be carried out up to June 19, 2019.

Stock Split

The Board of Directors approved in Extraordinary General Stockholders’ Meeting held on July 27, 2018 the split of 50% of book-entry shares with no par value. Therefore, stockholders will receive one (1) new share for each two (2) shares of the same type they own. The monthly dividends will be maintained at R$ 0.015 per share so that the total amounts monthly paid by the Company to stockholders will be increased by fifty percent (50%) after the inclusion of the split shares in the stockholding position. We believe that trading our shares at a more accessible level combined with a larger number of outstanding shares will generate potentially more business and a higher financial volume.

For more information about our share buyback program and stock split, please refer to our Investor Relations website.

Itaú Unibanco Holding S.A.	46

Management Discussion & Analysis	Disclosure Criteria

Disclosure Criteria

General

Managerial financial statements relating to prior periods may have been reclassified for comparison purposes.

The tables in this report show the figures in millions or billions. Variations and totals, however, are calculated in units. Therefore, there may be differences due to rounding.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others).

Managerial Financial Margin

Spread-Sensitive Operations: consists of the results from credit assets, non-credit interest-bearing assets and liabilities.

Financial Margin with the market: consists basically of treasury transactions that include Asset and Liability Management (ALM) and proprietary trading operations.

Coverage and Extended Coverage Ratio

Coverage ratio is calculated by dividing the total allowance balance by the balance of operations more than 90 days overdue. The extended coverage ratio is calculated by dividing the total allowance balance by the balance of operations more than 90 days overdue and renegotiated operations, excluding double counting of renegotiated operations more than 90 days overdue. Total allowance includes the allowance for financial guarantees provided, which totaled R$1,810 million in June 2018 and is recorded in liabilities in accordance with CMN Resolution No. 4,512/16.

Itaú Insurance, Pension Plan and Premium Bonds

The combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes divided by earned premiums.

The extended combined ratio is the sum of these same expenses divided by the sum of earned premiums, managerial financial margin and commissions and fees.

VaR (Value at Risk)

The Consolidated VaR of Itaú Unibanco is calculated based on the Historical Simulation methodology, which fully reprices all its positions based on historical series of asset prices. In the third quarter of 2016, we started to calculate VaR of the regulatory portfolio based on internal models approved by the Brazilian Central Bank. Therefore, the breakdown of risk factors was standardized to comply with Circular No. 3,646 of the Brazilian Central Bank.

Business Analysis

Pro Forma Adjustments - Adjustments made to the balance sheet and income statement for the year are based on managerial information from the business units.

The financial statements were adjusted in order to replace the accounting stockholders’ equity with funding at market prices. Subsequently, the financial statements were adjusted to include revenues linked to allocated capital at each segment. The cost of subordinated debt and the respective remuneration at market prices were allocated to segments on a pro rata basis, in accordance with the economic allocated capital.

Impacts related to capital allocation are included in the Pro Forma financial statements. To this end, adjustments were made to the financial statements, using a proprietary model.

Allocated Capital - The economic allocated capital model (EAC) was adopted for the Pro Forma financial statements by segment and, as of 2015, we changed our calculation methodology. In addition to the Tier I allocated capital, the EAC model includes the effects of the calculated expected loan losses, complementary to that required by the Brazilian Central Bank through CMN Circular No. 2,682/99.

Accordingly, the allocated capital includes the following components: credit risk (including expected losses), operational risk, market risk, and insurance underwriting risk.

Based on Tier I capital measure we determined the Return on Allocated Capital, which corresponds to an operational performance ratio consistently adjusted to the required capital needed to support the risks of the financial positions assumed in accordance with our risk appetite.

As of the first quarter of 2016, we have adopted the Basel III rules in our managerial capital allocation model.

Income Tax Rate - We adopt the full income tax rate, net of the tax effect of payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation segments. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated in the column Activities with the Market + Corporation.

Itaú Unibanco Holding S.A.	47

(A free translation of the original in Portuguese)

Report of independent auditors on
supplementary information

To the Board of Directors and Stockholders
Itaú Unihanco Holding S.A.

Introduction

In connection with our review of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiary companies (Consolidated) as of June 30, 2018, on which we issued an unqualified opinion dated July 30, 2018, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Unibanco Holding S.A. and its subsidiaries for the six month period ended June 30, 2018.

Scope of the Review

We conducted our review in accordance with Brazilian standards issued by the Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at June 30, 2018, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, July 30, 2018

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti

Contador CRC 1SP172940/O-6

2 of 2

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 61005,

T: +55 (11) 3674 2000, www.pwc.com.br

Itaú Unibanco Holding S.A.	48

Itaú

Complete
Financial Statements

June 30, 2018

Management Discussion & Analysis and
Complete Financial Statements

MANAGEMENT REPORT – January to June 2018

The Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco or Company) and its subsidiaries for the period from January to June 2018 follow the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), the National Council of Private Insurance (CNSP), the National Superintendence of Supplementary Pension (PREVIC), and the recommendations of the International Accounting Standards Board (IASB).

1	Economic Environment

1.1) Domestic Scenario

The Central Bank of Brazil started a cycle of cuts in interest rates in October 2016 and, since then, the Selic rate was reduced to current 6.50% per year from 14.25%. Inflation for the 12-month period, measured by IPCA, reached 4.4% in June.

GDP increased 1.0% in 2017 and 1.3% in the twelve-month period up to March 2018. This result is an improvement from the perfomance recorded between 2015 and 2016, a period overshadowed by economic downturn.

According to data from BACEN, loans granted increased 4.9% in actual terms in the 12-month period up to May 2018. Inventory of actual loans fell 1.5% in May, considering the annual comparison, from a decrease of 6.0% in the same period of 2017. In the same comparison, the inventory of loans as a proportion of GDP fell to 46.6% in 2018 from 47.9% in 2017. The default rate reduced 80 bps over the last 12 months and is now at 3.3%.

At the end of the first half of 2018, the Brazilian real was priced at R$3.86 against the U.S. dollar, compared to R$3.31 at the end of 2017. The short position in BACEN foreign exchange swaps is US$67 billion. On the other hand, the volume of foreign exchange reserves closed June 2018 at US$379.5 billion.

1.2) Latin America Scenario (ex-Brazil)

The economic activity has been recovering in Chile, Colombia and Peru, driven by higher commodities prices and a more robust growth of the world economy. Economic expansion remains strong in Paraguay, supported by the growth of the agricultural production. On the other hand, in view of more adverse external financial conditions, Argentina has experienced a severe economic downturn, also impacted by the effects of the drought gripping that country. The activity in Uruguay has slowed down, in line with the slower growth in Argentina and Brazil.

Central banks are adopting a more conservative approach. Chile, Colombia and Peru are signaling that there is no more room for interest cuts, and Paraguay has kept interest rates stable considering that its inflation is under control. Argentina and Uruguay, in turn, have increased interest rates.

1.3) International Scenario

The U.S. economy grew 2.3% in 2017 and 2.5% in the twelve-month period up to March 2018. In this recent period, job creation has remained on a strong pace, higher than 200,000 by month, and unemployment rate fell to 4.0% in June 2018 from 4.1% in December 2017.

In the Euro zone, the growth of the economic activity has remained robust, boosted by domestic demand and a more accommodative policy adopted by the European Central Bank. After a 2.4% growth in 2017, the 12-month growth calculated for the first quarter of 2018 was 2.7%.

China grew 6.8% in the first quarter of 2018. However, China’s economy has shown signs of a gradual slowdown, as a result of slightly more restrictive policies.

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2	Itaú Unibanco Highlights

2.1) Corporate Governance

Fiscal Council

A permanent council reinforces our corporate governance

The Extraordinary General Stockholders’ Meeting of July 27 approved the permanent operation of our Fiscal

Council, which works independently from the Board of Directors, our external auditors and the Audit Committee. It is worth mentioning that the Fiscal Council has been established annually and continuously since 2000. Its main responsibilities are:

•	inspecting the activities carried out by our Management; and
•	reviewing and providing an opinion on our financial statements.

Reference Form

Available on our Investor Relations website, this document includes a number of significant information on the bank

In May, we filed with CVM the 2017 Reference Form, which addresses a number of significant information, such as the Company’s economic and financial position, risk factors, management structure, capital structure, and securities issued, among others. This is a regulatory document issued annually, which must be updated whenever significant changes occur over the year, in accordance with CVM Instruction No. 480.

In this edition, chapters on risks and compensation were restated, and we adopted the IFRS as the standard approach for this document. To access the Reference Form, visit website https://www.itau.com.br/investor-relations > Financial Information > CVM Filings.

Audit Committee

Election of a new member keeps its composition independence

At a meeting of the Board of Directors held in April, Antonio Carlos Barbosa de Oliveira was elected as a new member of the Audit Committee, replacing Geraldo Travaglia Filho, who has reached the maximum number of terms of office permitted (5 years).

Additionally, Committee’s Chairman Gustavo Jorge Laboissière Loyola and members Antonio Francisco de

Lima Neto, Diego Fresco Gutierrez1, Maria Helena dos Santos Fernandes de Santana, and Rogério Paulo Calderón Peres were reelected.

All members of the Audit Committee are deemed independent members, as defined by the Central Bank of Brazil.

1 Financial expert: a member with proven knowledge in accounting and auditing areas.

2.2) Strategic Frontlines

Seeking excellence and the creation of differentiated value for our stockholders and stakeholders, we have defined six strategic priorities with medium and long-term prospects, which have guided our management, as follows: client centricity, digital transformation, people management, risk management, sustainable profitability, and internationalization. Corporate governance and sustainability pervade all these frontlines.

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We highlight some significant initiatives in connection with this strategic agenda:

Digital Transformation

Samsung Pay

A simple, safe and private way to make payments and shop at stores, by apps or the Internet

We have continuously invested in new groundbreaking products and services. As of the first quarter of 2018, our clients were able to use Apple Pay (with a three-month exclusivity) and Samsung Pay as of June. Both tools are new ways for clients to make payments in the retail and e-commerce segments, enabling shopping with their iPhone, Apple Watch, iPad or Macbook (Apple Pay) or Samsung Smartphones and Smartwatch Gear (Samsung Pay), in a simple, safe and private way, without the need to use a plastic card.

People Management

New Dress Code

A new way to dress was implemented for all employees

In June, we launched the “Vou como Sou” campaign, aimed at providing employees with more freedom and comfort to dress to work, in addition to encouraging a diversity of styles within the organization. Based on surveys with employees and clients, this campaign aims at providing flexibility to our dress code, highlighting the importance of using common sense and respecting the environment scenario and the schedule of appointments in the day-to-day when choosing what to wear.

Diversity

Significant progress towards equal opportunities

In order to build up an increasingly fair company free from prejudice, we announced that the performance of our employees in maternity leave will be evaluated based on the period they worked in, with their profit sharing, nevertheless, being fully paid.

Accordingly, we have adjusted some issues that impacted exclusively and directly our women employees, thus making headway towards equal opportunities for all employees.

2.3) Return to Stockholders

Dividends and Interest on Capital

Stockholders with shareholding position on August 17, 2018 will be entitled to receive R$0.73042 per share, net of income tax

On July 30, 2018, the Board of Directors approved the payment of R$4.7 billion in dividends and interest on capital, net of income tax, to be credited on August 30, 2018, based on the shareholding position on August 17, 2018.

Up to June 30, 2018, we paid, provided or identified in the Stockholders’ Equity R$5.3 billion in dividends and interest on capital, net of income tax.

Share Buyback

Amount bought back from January to June 2018 totaled R$509.5 million

In the period from January to June 2018, we acquired 13.1 million preferred shares of own issue in the total amount of R$509.5 million at the average price of R$38.89 per share. It is worth mentioning that, including buybacks already carried out, our current program allows the acquisition of up to 14,195,517 common shares and up to 36.9 million preferred shares of own issue, and operations may be carried out up to June 19, 2019.

Accordingly, on June 30, 2018, our treasury stock totaled 60,584,295 preferred shares.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	53

This share buyback program aims at: (i) maximizing the capital allocation through the efficient application of available funds, (ii) arranging for the delivery of shares to employees and management members of the Company and its subsidiaries under the scope of remuneration models and long-term incentive plans; (iii) using the shares acquired if business opportunities arise in the future, and (iv) cancel them, eventually, increasing the individual share of each stockholder.

50% Stock Split

With a resulting 50% increase in dividends paid monthly

The Extraordinary General Stockholders’ Meeting of July 27 approved the 50% split of our shares and American Depositary Receipts (ADRs). Therefore, our stockholders will receive one new share for each two shares of the same type they own.

We believe that trading our shares at a more accessible level combined with a larger number of outstanding shares will generate potentially more business and a higher financial volume, which may create value to our stockholders.

After obtaining approval from the Central Bank of Brazil, we will disclose to the market the dates and other operational procedures to be carried out within the split operational scope.

2.4) Sustainability

Vigeo Eiris Best Emerging Market Performers Ranking

Making up this index for the sixth consecutive time

We once again make up the Vigeo Eiris Best Emerging Market Performers Ranking, composed of 101 companies from 20 countries with the best scores in indicators such as human rights, decent work practices, environment protection, corporate governance, business ethics, and contribution for economic and social development in the areas where they operate.

2.5) Regulatory Environment

Banking regulation is essential for the soundness and efficiency of the financial system. When amended, it may have direct impact on the bank’s results. We highlight below the main changes in this quarter:

Credit Cards

In April 2018, the Central Bank of Brazil disclosed new credit cards rules, which came into force on June 1, 2018, according to which financial institutions are barred from charging different interest rates for revolving credit for clients who pay at least the minimum amount of the bill and for those clients who are in default. The only difference permitted is that the bank may charge the latter with additional fine and interest in arrears. Additionally, the minimum percentage for payment of the bill (previously set at 15%) may be established by each institution individually, based on its own credit policy and the clients’ profile.

Since September 2017, Itaú Unibanco has equalized the rate for both audiences in order to be in conformity with Resolution No. 4,558, which, in the institution’s viewpoint, already imposed that condition to the card market.

Overdrafts

New self-regulation guidelines on the use of overdraft protection, announced in April by Febraban, came into force on July 1, 2018. Among these guidelines, we highlight the offer to pay the debit balance in installments for consumers who use this product on a non-emergency situation, that is, whenever they compromise at least 15% of the overdraft limit available during 30 consecutive days.

This initiative from Febraban is an important hallmark in the sector to make headway and encourage people to have a healthier financial management and make a more conscious use of this product. This is a measure designed inside the banking self-regulation environment, which should contribute to boost the credit activity in Brazil.

Accordingly, Itaú Unibanco has adopted the following practices:

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	54

•	alerting the client whenever he or she uses the overdraft protection;
•	providing the client, at any moment, with a credit line for making payments in installments, at lower interest rates;
•	whenever the client uses the overdraft limit on a non-emergency situation, the bank will offer a cheaper credit line more adequate to his or her needs, such as consumer credit, payroll loans or customized credit;
•	Information will be stated separately in the bank statement, making it easier for clients to monitor the balance and the overdraft limit available;
•	agreements will be updated, emphasizing the emergency nature of this product.

The overdraft area on the website was redesigned, bringing, in addition to a simpler and more user-friendly language, videos to guide the use of this product and a calculator that enables the client to make simulations of the fees to be charged when using the overdraft protection.

Additionally, based on improved credit and default indicators and the successive reductions of the Selic rate, Itaú Unibanco has reduced interest rates in overdrafts in the last months.

For further information, please access: https://www.itau.com.br/creditos-financiamentos/cheque-especial/.

3	Awards, Recognition and Certifications

In the second quarter of 2018, we received recognition that contributed to strengthen our reputation. We list below the main awards received in the period:

Awards and Recognition

Segurador Brasil 2018 (Brazil Insurer 2018) Award (Segurador Brasil Magazine - April 2018)	Itaú Unibanco was the winner in “Sales Growth” and “Market Share Evolution” in the private pension plan category. The bank also won with the "Best Performance" in the extended warranty category.
Empresa Legal (Legally Cool Company) (Padrão Group / CIP – April 2018)	Itaú Unibanco was recognized as a Legally Cool Company, that is, it is a company recognized for engaging in settling conflicts through dialogue.
SP De Bike ao Trabalho 2018 (SP commuting by bike 2018) Award (Bike Anjo / Instituto Ethos / GCCA – Global Call for Climate Action – May 2018)	Itaú Unibanco was awarded in the Large Companies category for the impact and diversification of its actions.
Marcas Mais Amadas pelos Millennials (brands most beloved by millenials) award (Padrão Group / CIP - May 2018)	Itaú Unibanco was deemed the most beloved brand in the Banks segment.
Excelência em Serviços ao Cliente (Excellence in Customer Service) Award (Consumidor Moderno – May 2018)	Itaú Unibanco was the winner in the Banks and Cards categories, with ITAUCARD.
Efinance Award (Executivos Financeiros magazine - May 2018)	Itaú Unibanco was the winner in the Mobile Banking category with the “Depositing cheques on mobile” and "Essence of Personnalité service on Mobile" cases, and in the Education & Training category with the “Virtual Reality in Personnalité Features” case.
Euromoney FX Survey 2018 (Euromoney magazine - May 2018)	Banco Itaú Paraguay was the winner in the Paraguay’s best bank category.
Marcas Mais (brands most) (Estado Group - June 2018)	Itaú Unibanco ranked first in the Banks category and Itaú Seguros/Sulamerica ranked third in the Insurance Companies category.
Euromoney for Excellence (Euromoney magazine - June 2018)	Itaú Unibanco won as the best bank in Latin America, the best bank in Paraguay, and the best bank in Brazil.

Certifications

ISO 14001	Itaú Unibanco Business Center (local acronym IUCE) located at the Conceição district was certified for the first time, and Tatuapé Administrative Center was certified for the fourth consecutive time. ISO 14001 certification recognizes the bank's commitment to reduce environmental impact and promote the conscious use of natural resources.

ISO 27001	Itaú Unibanco holds the ISO 27001 certification, an international information security benchmark.

LEED	The Faria Lima 3500 building was recognized by the LEED operation and maintenance certification. This body assesses buildings with the best performance in connection with natural resources.

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4	Selected Financial Information

We offer a comprehensive range of banking services to a wide variety of market segments, including individuals and companies. We segregate our operations into wholesale and retail and we are structured to meet all our clients’ needs, either credit, investment, insurance or financial services in general. We present below a summary of our financial information:

	jun/30/2018	jun/30/2017
Profitability
Net Income (R$ billion)	12.5	12.1
Recurring Net Income (R$ billion)	12.8	12.3
Recurring Return on Average Equity - Annualized	22.0%	21.8%
Gross Income Related to Financial Operations (R$ billion)	20.2	24.5
Assets
Total Assets (R$ billion)	1,542.7	1,448.3
Total Credit Portfolio, including Financial Guarantees Provided (R$ billion)	588.6	552.3
Assets - Latin America (R$ billion)	212.7	180.1
Loan Portfolio/Funding(1)	77.8%	73.9%
Stockholders' Equity (R$ billion)	121.8	118.4
Funding
Demand, Savings, and Time Deposits (R$ billion)	423.7	349.6
Debentures (Linked to Repurchase Agreemens and Third Parties' Operations) (R$ billion)	35.4	89.8
Funds from Bills and Structured Operations Certificates (R$ billion)	71.5	66.4
Free, Raised and Managed Assets (R$ billion)	2,388.4	2,160.8
Capital and Liquidity
Solvency Ratio - Prudential Conglomerate (BIS Ratio)	17.2%	18.4%
Fixed Asset Ratio	21.4%	24.0%
Total High-Quality Liquid Assets(2)(3) (R$ billion)	172.2	185.3
Liquidity Coverage Ratio (LCR)(3)	169.5%	201.7%
Customer Service Network
Total Number of Employees (individuals)	99,914	95,065
Brazil	86,144	81,252
Abroad	13,770	13,813
Branches and Client Service Branches (CSBs) – units	4,904	4,955
Digital Branches	160	154
Branches - Brazil(4)	3,531	3,523
CSBs - Brazil	697	736
Branches + CSBs - Latin America	516	542
Automated Teller Machines (ATMs) – units(5)	47,650	46,572

(1)  The loan portfolio does not include financial guarantees provided.

(2)  Correspond to weighted inventories of assets that remain liquid in the market even in periods of stress, which can easily be converted into cash and are classified as low risk. Used for LCR calculation.

(3)  We monitor the Liquidity Coverage Ratio (LCR), as it refers to free and highly liquid assets and net cash outflows over a 30-day period and is calculated based on the methodology defined by Circular No. 3,749, of the Central Bank of Brazil, in line with international guidelines. BACEN minimum requirement is 90% for 2018.

(4)  Includes IBBA representative offices abroad.

(5)  Includes CSBs (Client Service Branches), points of services in third parties’ establishments and Banco24horas ATMs.

From January to June 2018, net income was R$12.5 billion, up 3.8% from the same period of the previous year. Gross income related to financial operations was adversely impacted by the tax effect of our foreign investments hedge, which was offset in the tax lines of our statement of income. This income was also negatively impacted by the cycle of reductions in the Selic rate started in October 2016, which was offset by lower provisions for loan losses.

Our personnel, administrative and operating expenses increased 7.5% between the first six months of 2017 and 2018, mainly driven by an increase in compensation and benefits and in credit card selling expenses. Our risk-adjusted efficiency ratio was 60.9%, down 300 basis points from the same period of 2017.

Itaú Unibanco is present in 19 countries with a team totaling 99.9 thousand employees on June 30, 2018, whose work is customer-satisfaction oriented accordingly. Employees’ fixed compensation plus charges and benefits totaled R$8.2 billion in the first six months of 2018.

In this six-month period, we highlight the 8.9% increase in commissions and fees from the first half of 2017, mainly those related to fund management, service packages, and credit cards.

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Loan portfolio reached R$588.6 billion at the end of June 2018, up 6.6% from the same period in 2017. In the first half of 2018, we recorded an increase in the portfolios for individuals and very small, small and middle-market companies.

We highlight below our loan portfolio with financial guarantees provided at the end of June 2018:

The strategic credit risk management supports the quality of our loan portfolio, and nonperforming loans over 90 days overdue closed the first half of 2018 at 2.8%, down 40 basis points from the same period of the previous year.

4.1) Capital Management and Distribution of Profits

Aimed at ensuring soundness and capital availability to support our business growth, regulatory capital levels were kept above those required by the Central Bank of Brazil, as evidenced by the Common Equity Tier I, Tier I, and BIS ratios. We intend to maintain the minimum level, established by the Board of Directors, of 13.5% for Tier 1 Capital, which must be composed of at least 12% Common Equity Tier I. For further information, see to Risk and Capital Management Report – Pillar 3” report on our website www.itau.com.br/investor-relations > Corporate Governance.

The minimum capital requirement, either regulatory levels and those established by the Board of Directors, is directly associated with the percentage of dividends and interest on capital to be distributed to stockholders. This amount is determined based on: profitability in the year, the prospective use of capital based on the expected business growth, share buyback programs, mergers and acquisitions and regulatory changes that may modify capital requirements, and changes in tax legislation. Therefore, the percentage to be distributed may change every year based on the company’s profitability and capital demands, and always takes into account the minimum distribution set forth in the Bylaws.

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Itaú Unibanco remunerates its stockholders by means of monthly and complementary payments, and the latter have historically occurred twice a year and are equally distributed regardless of the type of share. The Stockholders Remuneration Policy is available on our Investor Relations website www.itau.com.br/investor-relations > Corporate Governance > Rules and Policies.

At the end of June 2018, the BIS ratio reached 17.2%, of which: (i) 15.1% related to Tier I Capital, which comprises Common Equity and Additional Tier I Capital, and (ii) 2.0% related to Tier II Capital. These indicators provide evidence of our effective capacity of absorbing unexpected losses. The amount of subordinated debt, which is part of our Tier II regulatory capital, reached R$15.8 billion on June 30, 2018.

•	Perpetual Subordinated Notes – In March 2018, we accessed the international debt market by issuing perpetual subordinated notes/AT1[1] in the amount of US$750 million. We had already issued US$1.25 billion in these notes in December 2017.

In May 2018, the Central Bank of Brazil approved the inclusion of this debt, as from the issue date, in the bank’s Reference Equity as Additional Tier I Capital, adding approximately 38 basis points2 to the bank’s Tier I Capital ratio. It is worth mentioning that in April 2018, the Central Bank of Brazil had already approved the issue carried out in December 2017, which composed approximately 60 basis points of the ratio.

Therefore, the total impact of these two AT1 issues on our Tier 1 capital ratio was 98 basis points2.

1 These notes have a fixed rate of 6.5%, applicable until the fifth anniversary of the date of issue. Thereafter, the coupon will be reset every five years, based on the prevailing interest rate for U.S. Treasury bonds for the same period. Itaú Unibanco may repurchase these notes on the fifth anniversary of the issue date or on any subsequent interest payment date, subject to prior approval from Brazilian authorities, including the Central Bank of Brazil.

2 Takes into account the foreign exchange rate on June 30 at R$3.86.

5	Capital Markets

Itaú Unibanco is the largest private bank in Latin America, with market value of R$260.6 billion. We are ranked by Bloomberg among the 20 largest financial institutions in the world. We are deemed Brazil’s most valued brand by publications such as Interbrand, among other relevant recognition.

		R$	%
Shares	June 30, 2018	June 30, 2017	Change
Recurring net income per share(1)	1.98	1.90	4.2
Net income per share(1)	1.93	1.85	4.3
Book value per share(1)	18.80	18.22	3.2
Number of outstanding shares (in millions)	6,475.5	6,498.6	(0.4)
Price of preferred share (ITUB4)(2)	40.25	36.78	9.4
Price of common share (ITUB3)(2)	35.81	32.48	10.3
Price of preferred share (PN)(2)/Recurring net income per share	10.16	9.68	5.0
Price of preferred share (PN)(2)/Book value per share	2.14	2.02	6.1
Average Daily Trading Volume (in millions)	1,203.2	932.1	29.1
B3 Volume (in millions)	673.7	454.5	48.2
NYSE Volume (in millions)	529.4	477.6	10.9
Market value (in billions)(3)(4)	260.6	239.0	9.0

(1) Calculated based on the weighted average of the number of shares.

(2) Based on the average quotation on the last day of the period.

(3) Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average preferred multiplied by the number of outstanding shares at the end of the period).

(4) Taking into account the closing price of common and preferred shares multiplied by total outstanding shares of each type of shares, the market value reached R$246.5 billion on June 30, 2018 and R$ 224.7 billion on June 30, 2017, resulting in a variation of 9.7%.

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21 Years’ Worth of History on NYSE

A historical hallmark in the U.S. stock market

We are celebrating the 21st anniversary of our listing on the New York Stock Exchange, the largest in terms of business volume. To celebrate this date, we were honored at the Closing Bell, a traditional ceremony that marks the end of the trading day in this U.S. stock exchange. This occasion counted on the presence of members of the Executive Committee and Board of Directors.

Our shares are traded in the U.S. as ADRs with the ticker ITUB, with one ADR equivalent to one preferred share. In the first half of 2018, Itaú Unibanco shares traded daily on the NYSE amounted to an average of R$529.4 million (US$152.3 million).

APIMEC Cycle 2018

Commitment to transparency

Over 2018, we held 15 APIMEC meetings with the attendance of 1,770 participants. At these events we carried out presentations on the macroeconomic scenario and our results, strategies and outlooks. We responded to all the questions posted in these events, and the most recurring topics were the impact of interest rates on our results, capital and dividends, and competition in the digital market.

All presentations are available on our Investor Relations website and were submitted to capital markets regulators.

We invite you all to attend our Apimec meeting in the city of São Paulo on September 12. The event will be broadcast live and with simultaneous translation on our IR website.

Additionally, we took part in 12 conferences and two road shows in Brazil and abroad and held quarterly conference calls in English and Portuguese.

6	Regulation

6.1) INDEPENDENT AUDITORS – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by us, including our subsidiaries and parent company, to contract non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of its client.

In the period from January to June 2018, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the non-audit services provided and related dates:

•	January 11 - review of compliance with transfer pricing policies;
•	February 1 and April 3 - review of tax-accounting bookkeeping; and
•	February 15 and May 23 -acquisition of technical materials.

Independent Auditors’ justification – PricewaterhouseCoopers

The provision of the non-audit services described above does not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were observed in the provision of the referred services, including the approval from Itaú Unibanco’s Audit Committee.

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6.2) BACEN – Circular No. 3,068/01

We hereby represent to have the financial capacity and the intention to hold to maturity securities classified in the “held-to-maturity securities” category in the balance sheet, in the amount of R$40.9 billion, corresponding to 9.1% of total securities and derivative financial instruments held in June 2018.

6.3) International Financial Reporting Standards (IFRS)

We disclosed the complete financial statements in accordance with the International Financial Reporting Standards (IFRS) at the same date of this publication, pursuant to CVM/SEP Circular Letter No. 01/13. The complete financial statements are available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Financial Information).

7	Information and Acknowledgments

The information presented in this material is available on the Investor Relations’ website of Itaú Unibanco (www.itau.com.br/investor-relations > Financial Information) and on the websites of CVM and of the Securities and Exchange Commission (SEC). Our results may also be accessed on mobile devices and tablets, and through our “Itaú RI” (app), respectively.

We thank our employees for their dedication and skills, which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their trust (Approved at the Board of Directors' Meeting of July 30, 2018).

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ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	BOARD OF EXECUTIVE OFFICERS
Co-Chairmen	Chief Executive Officer
Pedro Moreira Salles	Candido Botelho Bracher
Roberto Egydio Setubal

Members	Director-Generals
Alfredo Egydio Setubal	Eduardo Mazzilli de Vassimon
Amos Genish	Márcio de Andrade Schettini
Ana Lúcia de Mattos Barretto Villela (1)
Fábio Colletti Barbosa
Gustavo Jorge Laboissière Loyola
João Moreira Salles
José Galló	Executive Vice-Presidents
Marco Ambrogio Crespi Bonomi	André Sapoznik
Pedro Luiz Bodin de Moraes	Caio Ibrahim David
Ricardo Villela Marino	Claudia Politanski

AUDIT COMMITTEE	Executive Officers
Chairman	Alexsandro Broedel Lopes (*)
Gustavo Jorge Laboissière Loyola	Fernando Barçante Tostes Malta
Leila Cristiane Barboza Braga de Melo
Paulo Sergio Miron
Members
Antonio Carlos Barbosa de Oliveira
Antonio Francisco de Lima Neto
Diego Fresco Gutierrez	Officers
Maria Helena dos Santos Fernandes de Santana	Álvaro Felipe Rizzi Rodrigues
Rogério Paulo Calderón Peres	Andre Balestrin Cestare
Emerson Macedo Bortoloto
Gilberto Frussa
FISCAL COUNCIL	José Virgilio Vita Neto
Chairman	Matias Granata
José Caruso Cruz Henriques	Renato Barbosa do Nascimento
Rodrigo Luis Rosa Couto
Sergio Mychkis Goldstein
Members	Tatiana Grecco
Alkimar Ribeiro Moura	Tom Gouvêa Gerth
Carlos Roberto de Albuquerque Sá

(*) Group Executive Finance Director and Head of Investor Relations
(1) elected at the A/ESM of 4/25/2018, in phase of approval by BACEN.

Accountant

Arnaldo Alves dos Santos

CRC - 1SP - 210.058/O-3

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	61

ITAÚ UNIBANCO S.A.

Director-Generals
Eduardo Mazzilli de Vassimon	Officers (continued)
Márcio de Andrade Schettini	Fernando Julião de Souza Amaral
Fernando Mattar Beyruti
Flávio Delfino Júnior
Flavio Ribeiro Iglesias
Executive Vice-Presidents	Francisco Vieira Cordeiro Neto
Alberto Fernandes	Gabriel Guedes Pinto Teixeira
André Sapoznik	Gabriela Rodrigues Ferreira
Caio Ibrahim David	Gilberto Frussa
Claudia Politanski	Gustavo Trovisco Lopes
João Antonio Dantas Bezerra Leite
Jorge Luiz Viegas Ramalho
José de Castro Araújo Rudge Filho
José Virgilio Vita Neto
Laila Regina de Oliveira Pena de Antonio
Executive Officers	Leon Gottlieb
Alexsandro Broedel Lopes	Lineu Carlos Ferraz de Andrade
André Luis Texeira Rodrigues	Livia Martines Chanes
Carlos Eduardo Monico	Luís Fernando Staub
Christian George Egan	Luís Tadeu Mantovani Sassi
Fernando Barçante Tostes Malta	Luiz Felipe Monteiro Arcuri Trevisan
Fernando Marsella Chacon Ruiz	Luiz Fernando Butori Reis Santos
Flávio Augusto Aguiar de Souza	Luiz Severiano Ribeiro
João Marcos Pequeno de Biase	Manoela Varanda
Leila Cristiane Barboza Braga de Melo	Marcello Siniscalchi
Luís Eduardo Gross Siqueira Cunha	Marcio Luis Domingues da Silva
Luiz Eduardo Loureiro Veloso	Marco Antonio Sudano
Marcelo Kopel	Mário Lúcio Gurgel Pires
Marcos Antônio Vaz de Magalhães	Mario Magalhães Carvalho Mesquita
Ricardo Ribeiro Mandacaru Guerra	Matias Granata
Sergio Guillinet Fajerman	Milena de Castilho Lefon Martins
Wagner Bettini Sanches	Pedro Barros Barreto Fernandes
Renato Cesar Mansur
Ricardo Nuno Delgado Gonçalves
Officers	Ricardo Urquijo Lazcano
Adriana Maria dos Santos	Rodnei Bernardino de Souza
Adriano Cabral Volpini	Rodrigo Jorge Dantas de Oliveira
Adriano Maciel Pedroti	Rodrigo Luís Rosa Couto
Alessandro Anastasi	Rodrigo Rodrigues Baia
Álvaro Felipe Rizzi Rodrigues	Rogerio Narle Elmais
Ana Lúcia Gomes De Sá Drumond Pardo	Rogerio Vasconcelos Costa
Andre Balestrin Cestare	Sergio Mychkis Goldstein
André Carvalho Whyte Gailey	Tatiana Grecco
André Henrique Caldeira Daré	Thales Ferreira Silva
Andrea Carpes Blanco	Thiago Luiz Charnet Ellero
Andréa Matteucci Pinotti	Valéria Aparecida Marretto
Atilio Luiz Magila Albiero Junior	Vanessa Lopes Reisner
Badi Maani Shaikhzadeh
Bruno Machado Ferreira
Carlos Eduardo Mori Peyser
Carlos Henrique Donegá Aidar
Carlos Rodrigo Formigari (*)
Carlos Orestes Vanzo
Cesar Ming Pereira da Silva
Cesar Padovan
Cícero Marcus de Araújo
Cintia Carbonieri Fleury de Camargo
Claudio César Sanches
Cláudio José Coutinho Arromatte
Cristiane Magalhães Teixeira Portella
Cristiano Guimarães Duarte
Cristiano Rogério Cagne
Eduardo Cardoso Armonia
Eduardo Corsetti
Eduardo Esteban Mato Amorin
Eduardo Hiroyuki Miyaki
Eduardo Queiroz Tracanella
Emerson Savi Junqueira
Emilio Pedro Borsari Filho
Eric André Altafim
Estevão Carcioffi Lazanha
Fabiana Pascon Bastos
Fabiano Meira Dourado Nunes
Felipe de Souza Wey
Felipe Weil Wilberg
Fernando Della Torre Chagas

(*) Elected at the ESM of 06/05/2018, awaiting approval from BACEN.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	62

BANCO ITAÚ BBA S.A.

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer

Eduardo Mazzilli de Vassimon

Executive Vice-President

Alberto Fernandes

Executive Officers

Christian George Egan

Luís Eduardo Gross Siqueira Cunha

Officers

Adriano Cabral Volpini

André Luís Teixeira Rodrigues (*)

Badi Maani Shaikhzadeh (*)

Carlos Eduardo Mori Peyser

Carlos Henrique Donegá Aidar

Cristiano Guimarães Duarte

Cristiano Rogério Cagne

Eduardo Hiroyuki Miyaki

Eric André Altafim

Felipe Weil Wilberg

Flávio Delfino Júnior

Gabriel Guedes Pinto Teixeira

Gilberto Frussa

Ricardo Nuno Delgado Gonçalves (*)

Roderick Sinclair Greenlees

Rodrigo Luís Rosa Couto

Sergio Mychkis Goldstein

Vanessa Lopes Reisner

(*) Elected at the ESM of 04/30/2018, awaiting approval from BACEN.

ITAÚ SEGUROS S.A.

Chief Executive Officer

Luiz Eduardo Loureiro Veloso

Officers

Adriano Cabral Volpini

Badi Maani Shaikhzadeh

Carlos Henrique Donegá Aidar

Eduardo Hiroyuki Miyaki

Luiz Fernando Butori Reis Santos

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	63

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Assets	Note	06/30/2018	06/30/2017
Current assets		1,092,054,413	1,034,263,560
Cash and cash equivalents		25,401,913	22,699,562
Interbank investments	4b and 6	276,207,374	286,781,880
Money market		249,976,996	256,532,891
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	3,471,309	2,983,076
Interbank deposits		22,759,069	27,265,913
Securities and derivative financial instruments	4c, 4d and 7	320,190,798	279,896,808
Own portfolio		79,590,639	92,097,133
Subject to repurchase commitments		29,742,056	4,664,488
Pledged in guarantee		6,408,235	5,657,884
Securities under resale agreements with free movement		500,925	4,158,979
Deposited with the Central Bank		7,453,239	3,857,989
Derivative financial instruments		16,408,910	10,224,870
Assets guaranteeing technical provisions - PGBL / VGBL fund quotas	11b	176,994,586	155,598,087
Assets guaranteeing technical provisions – other securities	11b	3,092,208	3,637,378
Interbank accounts		119,546,512	117,801,570
Pending settlement		34,354,460	29,006,118
Central Bank deposits		84,799,879	88,607,045
National Housing System (SFH)		5,984	6,399
Correspondents		24,255	34,783
Interbank onlending		361,934	147,225
Interbranch accounts		269,659	49,322
Loan, lease and other credit operations	8	254,611,505	232,872,402
Operations with credit granting characteristics	4e	270,540,664	248,946,296
(Allowance for loan losses)	4f	(15,929,159)	(16,073,894)
Other receivables		93,615,822	91,841,218
Foreign exchange portfolio	9	46,453,775	43,789,110
Income receivable		2,990,811	2,685,533
Receivables from insurance and reinsurance operations	4m I and 11b	922,794	1,210,884
Negotiation and intermediation of securities		10,495,079	6,735,979
Deferred tax assets	14b I	20,391,583	25,663,704
Escrow deposits - Civil, Labor, Tax and Social lawsuits	12b and 12d	1,537,642	1,443,353
Sundry	13a	10,824,138	10,312,655
Other assets	4g	2,210,830	2,320,798
Assets held for sale		1,334,116	981,544
(Valuation allowance)		(602,402)	(382,953)
Unearned reinsurance premiums	4m I	8,410	15,117
Prepaid expenses	4g and 13b	1,470,706	1,707,090
Long term receivables		422,630,457	387,741,773
Interbank investments	4b and 6	1,257,351	1,550,712
Money market		287,706	103,479
Interbank deposits		969,645	1,447,233
Securities and derivative financial instruments	4c, 4d and 7	129,271,168	109,696,361
Own portfolio		45,862,109	65,773,971
Subject to repurchase commitments		24,018,759	5,276,261
Pledged in guarantee		7,881,665	7,150,657
Securities under resale agreements with free movement		30,975,783	14,848,615
Deposited with the Central Bank		755,160	-
Derivative financial instruments		11,323,327	8,834,093
Assets guaranteeing technical provisions – other securities	11b	8,454,365	7,812,764
Interbank accounts		46,515	4,661
Pending settlement		42,348	-
National Housing System (SFH)		4,167	4,661
Loan, lease and other credit operations	8	229,589,891	211,469,562
Operations with credit granting characteristics	4e	247,969,060	230,928,600
(Allowance for loan losses)	4f	(18,379,169)	(19,459,038)
Other receivables		61,955,724	64,501,141
Foreign exchange portfolio	9	15,855,054	17,082,571
Receivables from insurance and reinsurance operations	4m I and 11b	338,192	10,363
Deferred tax assets	14b I	25,764,140	27,492,026
Escrow deposits - Civil, Labor, Tax and Social lawsuits	12b and 12d	11,932,920	12,058,756
Sundry	13a	8,065,418	7,857,425
Other assets - Prepaid Expenses	4g and 13b	509,808	519,336
Permanent assets		27,999,220	26,329,890
Investments	4h, 15a Il and III	5,373,124	5,025,152
Investments in affiliates and jointly controlled entities		5,057,337	4,498,937
Other investments		524,635	735,065
(Allowance for losses)		(208,848)	(208,850)
Real estate in use	4i and 15b l	6,280,373	6,512,631
Real estate in use		4,329,796	4,276,598
Other fixed assets		13,619,430	12,634,230
(Accumulated depreciation)		(11,668,853)	(10,398,197)
Goodwill	4j and 15b ll	1,369,556	1,296,024
Intangible assets	4k and 15b lll	14,976,167	13,496,083
Acquisition of rights to credit payroll		1,132,761	1,004,035
Other intangible assets		22,426,049	18,078,917
(Accumulated amortization)		(8,582,643)	(5,586,869)
Total assets		1,542,684,090	1,448,335,223

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	64

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Liabilities	Note	06/30/2018	06/30/2017
Current liabilities		805,374,848	766,145,395
Deposits	4b and 10b	283,825,616	250,728,184
Demand deposits		70,645,868	63,988,668
Savings deposits		127,341,701	109,517,027
Interbank deposits		2,790,566	2,453,451
Time deposits		83,044,833	74,766,918
Other deposits		2,648	2,120
Deposits received under securities repurchase agreements	4b and 10c	241,472,806	250,431,555
Own portfolio		74,556,877	53,042,847
Third-party portfolio		155,282,912	182,994,666
Free portfolio		11,633,017	14,394,042
Funds from acceptances and issuance of securities	4b and 10d	44,385,379	47,673,595
Real estate, mortgage, credit and similar notes		34,513,491	31,649,889
Foreign borrowing through securities		6,436,483	15,406,585
Structured operations certificates		3,435,405	617,121
Interbank accounts		37,469,550	30,145,278
Pending settlement		35,803,171	28,282,580
Correspondents		1,666,379	1,862,698
Interbranch accounts		5,401,054	5,980,393
Third-party funds in transit		5,376,457	5,966,688
Internal transfer of funds		24,597	13,705
Borrowing and onlending	4b and 10e	39,738,844	41,733,361
Borrowing		33,012,084	32,774,406
Onlending		6,726,760	8,958,955
Derivative financial instruments	4d and 7f	17,948,408	8,288,681
Technical provision for insurance, pension plan and capitalization	4m II and 11a	3,292,827	3,443,876
Other liabilities		131,840,364	127,720,472
Collection and payment of taxes and contributions		4,543,617	3,978,817
Foreign exchange portfolio	9	46,002,233	44,416,348
Social and statutory	16b II	4,382,012	4,376,639
Tax and social security contributions	4n, 4o and 14c	5,429,673	5,195,177
Negotiation and intermediation of securities		7,904,693	6,550,095
Subordinated debt	10f	5,072,214	11,848,641
Provisions for contingent liabilities	12b	4,776,845	4,417,473
Sundry	13c	53,729,077	46,937,282
Long term liabilities		599,633,186	549,825,905
Deposits	4b and 10b	142,769,809	101,599,208
Interbank deposits		52,454	232,940
Time deposits		142,717,355	101,366,268
Deposits received under securities repurchase agreements	4b and 10c	74,081,096	88,691,431
Own portfolio		12,728,076	46,892,335
Free portfolio		61,353,020	41,799,096
Funds from acceptances and issuance of securities	4b and 10d	70,623,052	60,402,532
Real estate, mortgage, credit and similar notes		32,633,622	30,518,385
Foreign borrowing through securities		37,031,786	26,282,543
Structured Operations Certificates		957,644	3,601,604
Borrowing and onlending	4b and 10e	22,133,636	27,796,898
Borrowing		8,639,624	9,562,626
Onlending		13,494,012	18,234,272
Derivative financial instruments	4d and 7f	13,706,211	12,438,355
Technical provision for insurance, pension plan and capitalization	4m II and 11a	188,471,714	166,303,539
Other liabilities		87,847,668	92,593,942
Foreign exchange portfolio	9	15,961,051	17,055,453
Tax and social security contributions	4n, 4o and 14c	9,170,197	17,081,720
Subordinated debt	10f	41,189,311	40,255,569
Provisions for contingent liabilities	12b	9,909,063	12,236,521
Debt instruments eligible as capital	10f	7,663,805	-
Sundry	13c	3,954,241	5,964,679
Deferred income	4p	2,678,023	2,180,916
Non-controlling interests	16f	13,240,322	11,803,551
Stockholders' equity	16	121,757,711	118,379,456
Capital		97,148,000	97,148,000
Capital reserves		1,586,364	1,352,881
Revenue reserves		28,892,966	25,613,491
Asset valuation adjustment	4c, 4d and 16e	(3,891,887)	(3,163,851)
(Treasury shares)		(1,977,732)	(2,571,065)
Total liabilities and stockholders' equity		1,542,684,090	1,448,335,223

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	65

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income (Note 2a)

(In thousands of Reais)

		01/01 to	01/01 to
	Note	06/30/2018	06/30/2017
Income related to financial operations		70,065,244	79,029,038
Loan, lease and other credit operations		37,372,466	38,047,421
Securities and derivative financial instruments		24,092,995	28,440,838
Financial income related to insurance, pension plan and capitalization operations	11c	4,357,779	8,181,962
Foreign exchange operations		1,711,284	529,889
Compulsory deposits		2,530,720	3,828,928
Expenses related to financial operations		(44,055,926)	(45,940,928)
Money market		(32,950,970)	(35,157,612)
Financial expenses on technical provisions for insurance, pension plan and capitalization	11c	(4,074,058)	(7,845,060)
Borrowing and onlending	10e	(7,030,898)	(2,938,256)
Income related to financial operations before loan and losses		26,009,318	33,088,110
Result of allowance for loan losses	8	(5,842,830)	(8,581,656)
Expenses for allowance for loan losses		(7,545,575)	(10,485,647)
Income related to recovery of credits written off as loss		1,702,745	1,903,991
Gross income related to financial operations		20,166,488	24,506,454
Other operating revenues (expenses)		(7,235,784)	(7,474,230)
Banking service fees	13d	12,601,341	11,552,022
Income related to bank charges	13e	6,239,084	5,744,511
Result from insurance, pension plan and capitalization operations	11c	1,872,137	1,715,799
Personnel expenses	13f	(11,331,252)	(10,781,694)
Other administrative expenses	13g	(9,561,475)	(8,928,605)
Tax expenses	4p and 14a II	(2,976,027)	(3,432,328)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a II and lll	279,812	288,446
Other operating revenues	13h	453,748	546,588
Other operating expenses	13i	(4,813,152)	(4,178,969)
Operating income		12,930,704	17,032,224
Non-operating income		19,879	(178,498)
Income before taxes on income and profit sharing		12,950,583	16,853,726
Income tax and social contribution	4p and 14a I	(173,800)	(4,529,382)
Due on operations for the period		(4,304,805)	(3,321,420)
Related to temporary differences		4,131,005	(1,207,962)
Profit sharing – Management Members - Statutory		(104,253)	(97,885)
Non-controlling interests	16f	(148,122)	(160,004)
Net income		12,524,408	12,066,455
Weighted average of the number of outstanding shares	16a	6,480,105,394	6,510,663,755
Net income per share – R$		1.93	1.85
Book value per share - R$ (outstanding at 06/30)		18.80	18.22

Supplementary information

Exclusion of non recurring effects		276,724	278,090
Net income without non recurring effects		12,801,132	12,344,545
Net income per share – R$		1.98	1.90

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	66

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In thousands of Reais)

		01/01 to	01/01 to
	Note	06/30/2018	06/30/2017
Adjusted net income		22,382,432	37,481,871
Net income		12,524,408	12,066,455
Adjustments to net income:		9,858,024	25,415,416
Granted options recognized and share-based payment – variable compensation		(520,538)	(212,827)
Adjustment to market value of securities and derivative financial instruments (assets / liabilities)		321,438	2,662,220
Effects of changes in exchange rates on cash and cash equivalents		(2,283,954)	866,175
Allowance for loan losses	8c	7,545,575	10,485,647
Interest and foreign exchange expenses related to operations with subordinated debt		7,335,550	2,697,701
Financial expenses on technical provisions for pension plan and capitalization		4,074,058	7,845,060
Depreciation and amortization	15b	2,056,924	1,862,665
Interest expenses related to provision for contingent and legal liabilities	12b	505,540	761,599
Provision for contingent and legal liabilities	12b	1,084,122	1,719,069
Interest income related to escrow deposits	12b	(82,839)	(174,206)
Deferred taxes (excluding hedge tax effects)		3,342,573	2,429,601
Equity in earnings of affiliates, jointly controlled entities and other investments	15a ll and III	(279,812)	(288,446)
Interest and foreign exchange income related to available-for-sale securities		(9,377,621)	(4,576,904)
Interest and foreign exchange income related to held-to-maturity securities		(3,155,722)	(717,473)
(Gain) loss on sale of available-for-sale financial assets		(319,774)	(257,189)
(Gain) loss on sale of investments		(88,145)	1,297
(Gain) loss on sale of foreclosed assets		140,547	237,593
(Gain) loss on sale of fixed assets		15,596	(5,807)
Non-controlling interests		148,122	160,004
Other		(603,616)	(80,363)
Change in assets and liabilities		(15,498,475)	(54,879,510)
(Increase) decrease in assets		(26,393,789)	(67,247,664)
Interbank investments		(12,099,444)	(34,755,296)
Securities and derivative financial instruments (assets / liabilities)		262,398	(20,099,579)
Compulsory deposits with the Central Bank of Brazil		14,037,062	(2,906,583)
Interbank and interbranch accounts (assets / liabilities)		2,637,081	(1,336,067)
Loan, lease and other credit operations		(33,730,535)	(1,361,167)
Other receivables and other assets		4,402,714	(2,981,580)
Foreign exchange portfolio and negotiation and intermediation of securities (assets / liabilities)		(1,903,065)	(3,807,392)
(Decrease) increase in liabilities		10,895,314	12,368,155
Deposits		23,657,518	22,913,398
Deposits received under securities repurchase agreements		(8,356,104)	(26,914,851)
Funds for issuance of securities		7,427,407	14,365,285
Borrowing and onlending		(1,568,560)	(6,083,672)
Technical provision for insurance, pension plan and capitalization		3,917,521	5,347,124
Collection and payment of taxes and contributions		4,237,898	3,701,259
Other liabilities		(16,074,319)	1,882,496
Deferred income		244,553	134,973
Payment of income tax and social contribution		(2,590,600)	(2,977,857)
Net cash provided by (used in) operating activities		6,883,957	(17,397,639)
Interest on capital / dividends received from affiliated companies		373,427	337,485
Funds received from sale of available-for-sale securities		(7,638,818)	11,449,005
Funds received from redemption of held-to-maturity securities		11,666,626	2,216,099
Disposal of assets not for own use		64,385	(68,805)
Disposal of investments		94,636	(1,223)
Sale of fixed assets		47,417	28,767
Termination of intangible asset agreements		1,458	18,329
Purchase of available-for-sale securities		7,970,396	(6,715,709)
Purchase of held-to-maturity securities		(533,446)	(95,580)
Purchase of investments	2c	(15,974)	(1,302)
Disposal (Purchase) of fixed assets	15b	(516,772)	(376,785)
Disposal (Purchase) of intangible assets	15b	(642,572)	(555,472)
Net cash provided by (used in) investment activities		10,870,763	6,234,809
Increase in subordinated debt		2,891,850	-
Decrease in subordinated debt		(8,997,945)	(8,013,566)
Change in non-controlling interests	16f	1,174,193	169,389
Granting of stock options		1,114,213	569,745
Purchase of treasury shares		(510,308)	(1,282,092)
Dividends and interest on capital paid to non-controlling interests		(95,727)	(150,794)
Dividends and interest on capital paid		(14,851,252)	(7,567,167)
Net cash provided by (used in) financing activities		(19,274,976)	(16,274,485)

Net increase (decrease) in cash and cash equivalents		(1,520,256)	(27,437,315)

Cash and cash equivalents at the beginning of the period		71,235,353	96,048,488
Effects of changes in exchange rates on cash and cash equivalents		2,283,954	(866,175)
Cash and cash equivalents at the end of the period	4a and 5	71,999,051	67,744,998

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	67

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In thousands of Reais)

		01/01 to		01/01 to
	Note	06/30/2018		06/30/2017
Income		85,408,603		89,827,804
Financial operations		70,065,244		79,029,038
Banking services		18,840,425		17,296,533
Result from insurance, pension plan and capitalization operations		1,872,137		1,715,799
Result from loan losses	8	(5,842,830)		(8,581,656)
Other		473,627		368,090
Expenses		(48,869,078)		(50,119,897)
Financial operations		(44,055,926)		(45,940,928)
Other		(4,813,152)		(4,178,969)
Inputs purchased from third parties		(7,492,439)		(7,087,383)
Materials, energy and others	13g	(155,929)		(155,800)
Third-party services	13g	(2,115,733)		(2,056,554)
Other		(5,220,777)		(4,875,029)
Data processing and telecommunications	13g	(2,063,418)		(2,012,074)
Advertising, promotions and publication	13g	(653,483)		(507,839)
Installations		(820,166)		(783,808)
Transportation	13g	(167,430)		(166,626)
Security	13g	(380,232)		(363,730)
Travel expenses	13g	(107,217)		(97,228)
Other		(1,028,831)		(943,724)
Gross added value		29,047,086		32,620,524
Depreciation and amortization	13g	(1,276,260)		(1,096,681)
Net added value produced by the company		27,770,826		31,523,843
Added value received through transfer	15a II and lll	279,812		288,446
Total added value to be distributed		28,050,638		31,812,289
Distribution of added value		28,050,638		31,812,289
Personnel		10,138,868	36.1%	9,748,891	30.6%
Compensation		7,739,410	27.6%	7,557,502	23.8%
Benefits		1,934,365	6.9%	1,766,701	5.6%
FGTS – government severance pay fund		465,093	1.7%	424,688	1.3%
Taxes, fees and contributions		4,446,464	15.9%	9,092,398	28.6%
Federal		3,728,468	13.3%	8,495,137	26.7%
State		269	0.0%	1,079	0.0%
Municipal		717,727	2.6%	596,182	1.9%
Return on third parties’ assets - Rent		792,776	2.8%	744,541	2.3%
Return on own assets		12,672,530	45.2%	12,226,459	38.4%
Dividends and interest on capital		5,434,711	19.4%	5,466,640	9.1%
Retained earnings (loss) for the period		7,089,697	25.3%	6,599,815	28.8%
Minority interest in retained earnings		148,122	0.5%	160,004	0.5%

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	68

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In thousands of Reais)

Assets	Note	06/30/2018	06/30/2017
Current assets		12,151,492	10,677,104
Cash and cash equivalents		636,018	587,416
Interbank investments	4b and 6	86,198	4,260,439
Money market		86,198	787,370
Interbank deposits		-	3,473,069
Securities and derivative financial instruments	4c, 4d and 7	10,069,637	4,318,328
Own portfolio		10,004,677	4,313,074
Pledged in guarantee		64,960	5,254
Other receivables		1,348,317	1,501,279
Income receivable	15a I	28,725	2,649
Deferred tax assets	14b I	459,441	798,832
Escrow deposits - Civil, Labor, Tax and Social lawsuits		340	379
Sundry	13a	859,811	699,419
Other assets – prepaid expenses	4g	11,322	9,642
Long term receivables		75,601,863	67,929,291
Interbank investments – interbank deposits	4b and 6	70,034,925	65,542,925
Securities and derivative financial instruments	4c, 4d and 7	2,072,092	1,465
Own portfolio		-	1,465
Derivative Financial Instruments		2,072,092	-
Other receivables		3,494,846	2,384,901
Deferred tax assets	14b I	1,648,859	808,951
Escrow deposits - Civil, Labor, Tax and Social lawsuits		17,019	16,621
Sundry	13a	1,828,968	1,559,329
Permanent assets		105,166,362	92,382,896
Investments - Investments in subsidiaries	4h and 15a I	105,166,115	92,382,858
Real estate in use	4i	247	38
Total assets		192,919,717	170,989,291
Liabilities

Current liabilities		24,130,937	15,871,088
Deposits	4b and 10b	19,363,501	8,292,948
Demand deposits		13,510,406	-
Interbank deposits		5,853,095	8,292,948
Funds from acceptance and issuance of securities	4b and 10d	31,420	3,530,996
Derivative Financial Instruments	4d and 7f	2,008,975	1,248,265
Other liabilities		2,727,041	2,798,879
Social and statutory	16b II	2,209,928	2,540,604
Tax and social security contributions	4n, 4p and 14c	416,843	227,323
Provisions for contingent liabilities		-	89
Sundry		100,270	30,863
Long term liabilities		46,167,136	34,438,945
Deposits - Interbank deposits	4b and 10b	7,509,763	4,974,201
Funds from acceptance and issuance of securities	4b and 10d	77,070	-
Derivative Financial Instruments	4d and 7f	506	3,072,824
Other liabilities		38,579,797	26,391,920
Tax and social security contributions	4n, 4p and 14c	144,242	81,177
Subordinated debt	10f	30,551,819	26,100,387
Provisions for contingent liabilities		199,807	190,277
Debt instruments eligible as capital	10f	7,663,805	-
Sundry		20,124	20,079
Stockholders' equity	16	122,621,644	120,679,258
Capital		97,148,000	97,148,000
Capital reserves		1,586,364	1,352,881
Revenue reserves		27,063,438	27,263,502
Asset valuation adjustment	4c and 4d	(1,198,426)	(2,514,060)
(Treasury shares)		(1,977,732)	(2,571,065)
Total liabilities and stockholders' equity		192,919,717	170,989,291

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	69

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In thousands of Reais)

		01/01 to	01/01 to
	Note	06/30/2018	06/30/2017
Income related to financial operations		5,852,064	2,440,859
Securities and derivative financial instruments		5,852,064	2,440,859
Expenses related to financial operations		(5,128,109)	(1,192,501)
Money market	10d	(5,128,109)	(1,192,501)
Gross income related to financial operations		723,955	1,248,358
Other operating revenues (expenses)		7,617,120	8,037,686
Personnel expenses		(58,759)	(82,651)
Other administrative expenses		(71,540)	(41,572)
Tax expenses	14a II	(145,436)	(186,799)
Equity in earnings of subsidiaries	15a I	7,915,675	8,372,223
Other operating revenues (expenses)		(22,820)	(23,515)
Operating income		8,341,075	9,286,044
Non-operating income		11,052	15,815
Income before taxes on income and profit sharing		8,352,127	9,301,859
Income tax and social contribution	4p	1,594,574	1,459,157
Due on operations for the period		(167,805)	66,191
Related to temporary differences		1,762,379	1,392,966
Profit sharing – Management Members - Statutory		(861)	(17,900)
Net income		9,945,840	10,743,116
Weighted average of the number of outstanding shares	16a	6,480,105,394	6,510,663,755
Net income per share – R$		1.53	1.65
Book value per share - R$ (outstanding at 06/30)		18.94	18.57

Supplementary information

Exclusion of non recurring effects	2a and 22k	276,724	278,090
Net income without non recurring effects		10,222,564	11,021,206
Net income per share – R$		1.58	1.69

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	70

ITAÚ UNIBANCO HOLDING S.A.

Statement of Changes in Stockholders’ Equity (Note 16)

(In thousands of Reais)

		Capital		Asset valuation	Retained	(Treasury
	Capital	reserves	Revenue reserves	adjustment	earnings	shares)	Total
Balance at 01/01/2017	97,148,000	1,589,343	24,687,292	(2,975,797)		(1,882,353)	118,566,485
Purchase of treasury shares	-	-	-	-	-	(1,282,092)	(1,282,092)
Granting of stock options	-	(23,635)	-	-	-	593,380	569,745
Granting of options recognized	-	(46,256)	-	-	-	-	(46,256)
Share-based payment – variable compensation	-	(166,571)	-	-	-	-	(166,571)
Payment of interest on capital on 03/03/2017 – declared after 12/31/2016 - R$ 0.6591 per share	-	-	(5,047,692)	-	-	-	(5,047,692)
Financial guarantees provided - CMN Resolution nº 4,512 (Note 8c)	-	-	-	-	(220,902)	-	(220,902)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	116,553	-	-	116,553
Remeasurements in liabilities of post-employment benefits	-	-	-	(66,856)	-	-	(66,856)
Foreign exchange variation on investments abroad/ Hedge of net investment in foreign operations	-	-	-	412,040	-	-	412,040
Net income	-	-	-	-	10,743,116	-	10,743,116
Appropriations:
Legal reserve	-	-	537,156	-	(537,156)	-	-
Statutory reserves	-	-	4,518,418	-	(4,518,418)	-	-
Dividends and interest on capital	-	-	2,568,328	-	(5,466,640)	-	(2,898,312)
Balance at 06/30/2017	97,148,000	1,352,881	27,263,502	(2,514,060)	-	(2,571,065)	120,679,258
Changes in the period	-	(236,462)	2,576,210	461,737	-	(688,712)	2,112,773
Balance at 01/01/2018	97,148,000	1,733,611	33,806,424	(1,437,328)	-	(2,742,767)	128,507,940
Purchase of treasury shares	-	-	-	-	-	(510,308)	(510,308)
Granting of stock options	-	373,291	-	-	-	740,922	1,114,213
Cancellation of Shares – Meeting of the Board of Directors at February 22, 2018	-	-	(534,421)	-	-	534,421	-
Granting of options recognized	-	(364,654)	-	-	-	-	(364,654)
Share-based payment – variable compensation	-	(155,884)	-	-	-	-	(155,884)
Payment of interest on capital on 03/07/2018 – declared after 12/31/2017 - R$ 2.1126 per share	-	-	(13,672,862)	-	-	-	(13,672,862)
Unclaimed dividends	-	-	-	-	2,175	-	2,175
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	(1,359,843)	-	-	(1,359,843)
Remeasurements in liabilities of post-employment benefits	-	-	-	(3,301)	-	-	(3,301)
Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations	-	-	-	1,602,046	-	-	1,602,046
Net income	-	-	-	-	9,945,840	-	9,945,840
Appropriations:
Legal reserve	-	-	497,292	-	(497,292)	-	-
Statutory reserves	-	-	4,016,012	-	(4,016,012)	-	-
Dividends and interest on capital	-	-	2,950,993	-	(5,434,711)	-	(2,483,718)
Balance at 06/30/2018	97,148,000	1,586,364	27,063,438	(1,198,426)	-	(1,977,732)	122,621,644
Changes in the period	-	(147,247)	(6,742,986)	238,902	-	765,035	(5,886,296)

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	71

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In thousands of Reais)

		01/01 to	01/01 to
	Note	06/30/2018	06/30/2017
Adjusted net income		4,956,612	1,911,337
Net income		9,945,840	10,743,116
Adjustments to net income:		(4,989,228)	(8,831,779)
Granted options recognized and share-based payment – variable compensation		(520,538)	(212,827)
Interest and foreign exchange expense related to operations with subordinated debt		5,177,555	1,126,933
Deferred taxes		(1,762,379)	(1,392,966)
Equity in earnings of subsidiaries	15a I	(7,915,675)	(8,372,223)
Amortization of goodwill		25,747	25,747
Effects of changes in exchange rates on cash and cash equivalents		6,050	(6,450)
Other		12	7
Change in assets and liabilities		25,774,873	(1,761,373)
(Increase) decrease in interbank investments		12,531,341	(4,293,117)
(Increase) decrease in securities and derivative financial instruments (assets / liabilities)		5,954,780	(3,766,629)
(Increase) decrease in other receivables and other assets		321,956	7,266,607
Increase (decrease) in deposits		3,954,419	155,905
(Decrease) increase in other liabilities		2,993,691	(1,163,233)
Payment of income tax and social contribution		18,686	39,094
Net cash provided by (used in) operating activities		30,731,485	149,964
Interest on capital / dividends received		2,124,963	5,225,455
(Purchase) sale of investments		(14,499,995)	416,806
(Purchase) sale of fixed assets		(212)	-
Net cash provided by (used in) investment activities		(12,375,244)	5,642,261
Decrease in subordinated debt		(730,795)	(729,561)
(Decrease) increase in funds for issuance of securities		(3,392,899)	99,922
Granting of stock options		1,114,213	569,745
Purchase of treasury shares		(510,308)	(1,282,092)
Dividends and interest on capital paid		(14,851,252)	(7,567,167)
Net cash provided by (used in) financing activities		(18,371,041)	(8,909,153)

Net increase (decrease) in cash and cash equivalents		(14,800)	(3,116,928)

Cash and cash equivalents at the beginning of the period		743,066	4,485,264
Effects of changes in exchange rates on cash and cash equivalents		(6,050)	6,450
Cash and cash equivalents at the end of the period	4a and 5	722,216	1,374,786

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	72

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In thousands of Reais)

		01/01 to	01/01 to
	Note	06/30/2018	06/30/2017
Income		7,661,181	3,938,430
Financial operations		5,852,064	2,440,859
Other		1,809,117	1,497,571
Expenses		(5,143,016)	(1,218,419)
Financial operations		(5,128,109)	(1,192,501)
Other		(14,907)	(25,918)
Inputs purchased from third parties		(71,165)	(41,197)
Third-party services		(9,444)	(16,237)
Advertising, promotions and publication		(22,197)	(15,222)
Expenses for financial system services		(21,824)	(3,324)
Other		(17,700)	(6,414)
Gross added value		2,447,000	2,678,814
Deprecitation and amortization		(25,758)	(25,755)
Net added value produced by the company		2,421,242	2,653,059
Added value received through transfer	15a I	7,915,675	8,372,223
Equity income		7,915,675	8,372,223
Total added value to be distributed		10,336,917	11,025,282
Distribution of added value		10,336,917	11,025,282
Personnel		30,815	82,273
Compensation		29,170	80,823
Benefits		1,463	1,266
FGTS – government severance pay fund		182	184
Taxes, fees and contributions		359,887	199,518
Federal		359,367	199,475
Municipal		520	43
Return on third parties’ assets - rent		375	375
Return on own assets		9,945,840	10,743,116
Dividends and interest on capital		5,434,711	5,466,640
Retained earnings (loss) for the period		4,511,129	5,276,476

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	73

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Financial Statements

Period from January 1 to June 30, 2018 and 2017

(In thousands of Reais)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its affiliated and subsidiaries companies, operates in Brazil and abroad in all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios and foreign exchange operations. By means of its subsidiaries, it directly or indirectly carries out many other activities, with an emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	74

Note 2 – Presentation and consolidation of the financial statements

a)	Presentation

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws nº. 11,638, of December 28, 2007, and nº. 11,941, of May 27, 2009 and in conformity, when applicable, with instructions issued by the National Monetary Council (CMN), Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pension – (PREVIC),which include the use of estimates deemed necessary to calculate the accounting provisions and the valuation of financial assets.

In order to enable the analysis of the net income, the heading “Net income without non recurring effects” is presented within the Consolidated Statement of Income, and this effect is shown under the heading “Exclusion of non recurring effects” (Note 22k).

As set forth in the sole paragraph of article 7 of BACEN Circular nº. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Consolidated Balance Sheet under Current Assets, regardless of their maturity dates.

Lease Operations are presented at present value in the Consolidated Balance Sheet, being that the related income and expenses, which represent the financial results of these operations, are presented, grouped together, under Loan, Lease and Other Credit Operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan operations. The foreign exchange result is presented on an adjusted basis, with reclassification of expenses and income, in order exclusively to represent the impact of variations and differences in rates on the balance sheet accounts denominated in foreign currencies.

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular nº. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED include the consolidation of its foreign branches and subsidiaries.

Intercompany transactions, intercompany balances and intercompany results have been eliminated on consolidation. The investment funds of which ITAÚ UNIBANCO HOLDING CONSOLIDATED companies are the main beneficiaries or holders of principal obligations are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, based on the same categories to which these securities were originally allocated. The effects of foreign exchange variations on investments abroad are classified under the heading Securities and derivative financial instruments in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Asset valuation adjustment for subsidiaries with a functional currency different from that of the parent company (Note 4t).

The difference in Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the adoption of different criteria for the amortization of goodwill originating from purchases of investments, from the recording of transactions with minority stockholders where there is no change of control (Note 4r), and in the record of exchange variations on investments abroad, and hedges of these investments where the functional currency is different from that of the parent company, net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly acquisition by minority stockholders of REDE, is amortized based on the expected future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, from January 1st, 2010, the goodwill originating from the purchase of investments is no longer fully amortized as part of the consolidated financial statements (Note 4j). By December 31, 2009, the goodwill generated had been fully amortized in the periods in which investments were made.

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The consolidated financial statements cover ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries. We present below the main companies which together represent over 95% of total consolidated assets:

					Interest in voting		Interest in total
			Country of		capital at		capital at
		Functional currency	Incorporation	Activity	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Domestic
Banco Itaú BBA S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização			Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil			Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento			Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.			Brazil	Insurance	99.99%	99.99%	99.99%	99.99%
Itaú Corretora de Valores S.A.			Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.			Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.			Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento			Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.			Brazil	Acquier	100.00%	100.00%	100.00%	100.00%
Foreign
Itaú Corpbanca Colombia S.A.	(Note 2c)	Colombian Peso	Colombia	Financial institution	23.90%	23.67%	23.90%	23.67%
Banco Itaú (Suisse) SA		Swiss Franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.		Argentine Peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.		Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA Colombia S.A. Corporacion Financiera		Colombian Peso	Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.		Real	United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca	(Note 2c)	Chilean Peso	Chile	Financial institution	36.06%	35.71%	36.06%	35.71%

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	76

c)	Business development

Citibank’s Retail Operations

On October 08, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED entered, by means of its subsidiaries Itaú Unibanco S.A. (ITAÚ UNIBANCO) and Itaú Corretora de Valores S.A., into a share purchase and sale agreement with Banco Citibank S.A. and with other companies of its conglomerate (CITIBANK) for the acquisition of the retail banking activities carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, assets under management and insurance brokerage, as well as the equity investments held by CITIBANK in TECBAN – Tecnologia Bancária S.A. (representing 5.64% of its capital) and in CIBRASEC – Companhia Brasileira de Securitização (representing 3.60% of its capital), for R$ 627,795.

The operation was structured in three phases:

i.	Acquisition of retail operations, cards and insurance brokerage on October 31, 2017;

ii.	Acquisition of securities brokerage on December 1st, 2017;

iii.	Acquisition of ownership interest in TECBAN and CIBRASEC on December 26, 2017.

The difference between the amount paid and net assets acquired resulted in the recognition of goodwill due to expected future profitability on the acquisition date of R$ 630,629.

Gestora de Inteligência de Crédito S.A.

On January 21, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITAÚ UNIBANCO, executing a non-binding Memorandum of Understanding with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal, aiming at the creation of a credit intelligence bureau that will develop a databank with the purpose of aggregating, reconciling and addressing master file and credit data of individuals and legal entities.

Gestora de Inteligência de Crédito S.A., located in the city of São Paulo, was organized as a corporation, and each of its shareholders will have a 20% interest in its capital.

After compliance with conditions precedent and approval by proper regulatory authorities, the operation was consummated on June 14, 2017. Ownership interest acquired will be assessed under the equity method.

Itaú CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Banco Itaú Chile S.A. (BIC), entered into a Transaction Agreement with CorpBanca (CORPBANCA) and its controlling stockholders (CORP GROUP), establishing the terms and conditions of the merger of operations of BIC and CORPBANCA in Chile and in the other jurisdictions in which CORPBANCA operates.

The parties closed the operation on April 1st, 2016, when they had full conditions for the corporate reorganization process.

The operation was consummated by means of:

I.	Increase in BIC’s capital in the amount of R$ 2,308,917 concluded on March 22, 2016;

II.	Merger of BIC into CORPBANCA, with the cancellation of BIC’s shares and issue of new shares by CORPBANCA, at the rate of 80,240 shares of CORPBANCA for one share of BIC, so that interests resulting from the merger, named Itaú CorpBanca (ITAÚ CORPBANCA), are 33.58% for ITAÚ UNIBANCO HOLDING CONSOLIDATED and 33.13% for CORP GROUP.

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The ITAÚ CORPBANCA is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING CONSOLIDATED. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with CORP GROUP, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and CORP GROUP to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired the following additional interests in the ITAU CORPBANCA’s capital:

•	On October 26, 2016 – 10,908,002,836 shares (2.13%) for the amount of R$ 288,108, then holding 35.71%; and

•	On September 14, 2017 – 1,800,000,000 shares (0.35%) for the amount of R$ 55,624, then holding 36.06%.

Said acquisitions gave rise to a repurchase option to CORP GROUP with a 5-year term counted as from each exercised option, being the first one until June 13, 2021 and the second one until August 4, 2022, pursuant to the shareholders’ agreement entered into between ITAÚ UNIBANCO HOLDING CONSOLIDATED and CORP GROUP and affiliates, on April 1st, 2016.

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Note 3 – Requirements regarding capital and fixed asset limits

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the requirements of the Central Bank of Brazil (BACEN), which determines minimum capital requirements, procedures to assess information on globally systemic important banks (G-SIB), fixed asset limits, loan limits, accounting practices and compulsory deposit requirements, thereby requiring banks to conform to the regulation based on the Basel Accord for capital adequacy purposes. Additionally, both the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP) issue regulations on capital requirements that impact our insurance operations, and private pension and capitalization plans.

Further details on the Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED, which are not an integral part of the financial statements, can be found on the website www.itau.com.br/investor-relations Corporate Governance / Risk and Capital Management – Pillar 3.

a)	Capital Requirements in Place and in Progress

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s minimum capital requirements comply with the set of BACEN resolutions and circulars, which established in Brazil the global capital requirement standards known as Basel III. They are expressed as indices obtained from the ratio between available capital - represented by Referential Equity (PR), or Total Capital, composed of Tier I Capital (which comprises Common Equity and Additional Tier I Capital) and Tier II Capital, and the Risk-Weighted Assets (RWA).

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk weighted asset amounts for credit, market, and operational risks. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the standardized approaches to calculate credit and operational risk-weighted asset amounts.

As from September 1, 2016, BACEN authorized ITAÚ UNIBANCO HOLDING CONSOLIDATED to use market risk internal models to determine the total amount of regulatory capital (RWAMINT), replacing the RWAMPAD portion, as set forth in BACEN Circular nº 3,646.

From January 1, 2018 to December 31, 2018, the minimum capital ratio required is 8.625%, and, following the gradual decrease schedule, it will be 8% on January 1, 2019.

The table below shows Basel III implementation calendar for Brazil, as defined by BACEN, in which the figures refer to the percentage of ITAÚ UNIBANCO HOLDING CONSOLIDATED risk-weighted assets.

	As from January 1st
Schedule for Basel III implementation	2017	2018	2019 (2)
Common Equity Tier I	4.5%	4.5%	4.5%
Tier I	6.0%	6.0%	6.0%
Total capital	9.25%	8.625%	8.0%
Additional Common Equity Tier I (ACP)	1.50%	2.375%	3.5%
ACPconservation	1.25%	1.875%	2.5%
ACPcountercyclical (1)	0%	0%	0%
ACPsystemic	0.25%	0.5%	1.0%
Common Equity Tier I + ACP	6.0%	6.875%	8.0%
Total capital + ACP	10.75%	11.0%	11.5%
Prudential adjustment deductions	80%	100%	100%

(1) ACP Countercyclical is triggered during the credit cycle expansion phase, and, currently, according to BACEN Circular 30,371, the amount required for the countercyclical capital is zero. Furthermore, in the event of increase in ACPCountercyclical, the new percentage will be effective only twelve months after it is announced.

(2) Petition valid after of January 1st, 2019.

Additionally, in March 2015, Circular nº 3,751, of March 19, 2015, of the BACEN came into force, it provides for the calculation of the relevant indicators for assessing the Global Systemically Important Banks (G-SIBs) of financial institutions in Brazil. Information on the values of the G-SIBs indicators, which are not part of its financial statements, can be found at www.itau.com.br/investor-relations, “Corporate Governance” section, “Global Systemically Important Banks”.

In March 2017, Additional Common Equity Tier I Capital of systemic importance (ACPSystemic) went into effect, regulated by BACEN Circular nº 3,768, of October 29, 2015. The purpose of ACPSystemic is to reduce the probability of insolvency of an institution systemically important in the domestic level (D-SIB: Domestic Systemically Important Bank) and the impact on the stability of the financial system and economy. The calculation of ACPSystemic associates the system importance, represented by the institution’s total exposure, with the Gross Domestic Product (GDP).

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Further details on ACPSystemic, which are not part of the financial statements, can be viewed on the website www.itau.com.br/investor-relations, “Corporate Governance” / Risk and Capital Management – Pillar 3.

b)	Capital management governance

The Board of Directors is the main body in the management of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s capital and it is responsible for approving the institutional capital management policy and guidelines for the institution’s capitalization level. The Board is also responsible for fully approving the ICAAP report (Internal Capital Adequacy Assessment Process), which is intended to assess the adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s capital.

The “Public Access Report – Capital Management“, which are not part of its financial statements, which provides the guidelines established in the institutional capital management policy can be accessed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies.

c)	Composition of capital

The Referential Equity (PR) used to monitor compliance with the operational limits imposed by BACEN is the sum of three items, namely:

•	Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments.
•	Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I.
•	Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, makes up Total Capital.

The table below presents the composition of the referential equity segregated into Common Equity Tier I, Additional Tier I Capital and Tier II Capital, taking into consideration their respective prudential adjustments, as required by current regulations.

Composition of Reference Equity	06/30/2018	06/30/2017
Stockholders’ equity of Itaú Unibanco Holding S.A. (Consolidated)	121,757,711	118,379,456
Non-controlling interests	13,166,959	11,745,788
Changes in Subsidiaries´ Interests in Capital Transactions	809,572	2,150,240
Consolidated stockholders’ equity (BACEN)	135,734,242	132,275,484
Common Equity Tier I prudential adjustments	(25,276,903)	(18,459,368)
Common Equity Tier I	110,457,339	113,816,116
Instruments Eligible to Comprise Additional Tier	7,663,805	0
Additional Tier I Prudential Adjustments	82,021	49,446
Additional Tier I Capital	7,745,826	49,446
Tier I (Common Equity Tier I + Additional Tier I Capital)	118,203,165	113,865,562
Instruments Eligible to Comprise Tier II	15,778,051	19,722,563
Tier II prudential adjustments	91,133	65,928
Tier II	15,869,184	19,788,491
Reference Equity (Tier I + Tier II)	134,072,349	133,654,053

d)	Risk-Weighted Assets (RWA)

According to CMN Resolution nº. 4,193, as amended, minimum capital requirements are calculated by the RWA amount, which is obtained by adding the terms listed below:

RWA = RWACPAD + RWAMINT + RWAOPAD

RWACPAD = portion related to exposures to credit risk, calculated using the standardized approach;

RWAMINT = portion related to capital required for market risk, compose of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars 3,646 and 3,674;

RWAOPAD = portion related to capital required for operational risk, calculated based on the standardized approach.

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The table below shows the amounts of risk weighted assets for Credit Risk (RWACPAD):

	06/30/2018 (1)	06/30/2017
Risk exposures
Exposure Weighted by Credit Risk (RWACPAD)	685,245,315	642,616,355
a) Per Weighting Factor (FPR):
FPR at 2%	128,452	203,693
FPR at 4%	247,503	-
FPR at 10%	314,633	-
FPR at 20%	7,337,930	7,005,351
FPR at 35%	16,621,540	13,114,680
FPR at 50%	48,365,652	44,900,790
FPR at 75%	150,817,311	137,414,645
FPR at 85%	72,244,199	88,141,327
FPR at 100%	331,648,267	305,162,634
FPR at 250%	41,421,502	32,718,795
FPR at 300%	-	4,407,893
FPR up to 1250%(2)	2,067,571	3,547,039
Derivatives - Changes in the Counterparty Credit Quality	4,766,036	5,999,508
Default Funds(3)	3,071	-
Securities (4)	9,261,648	-
b) Per Type:	685,245,315	642,616,355
Marketable securities	37,929,878	43,523,940
Loan operations – Retail	117,128,373	109,075,216
Loan operations – Non-retail	256,661,940	237,793,998
Joint Liabilities - Retail	149,219	186,221
Joint Liabilities - Non-Retail	45,261,996	44,901,854
Loan commitments – Retail	33,499,411	28,147,213
Loan commitments – Non-retail	10,870,987	8,977,310
Derivatives – Future potential gain (5)	4,294,222	5,669,189
Agency Transition	2,912,141	-
Other exposures	176,537,148	164,341,414

(1) As from the 4th quarter of 2017, retail business in Brazil of Citibank started to be fully consolidated in the financial statement of Itaú Unibanco.

(2) Considers the application of “F”» factor required by article 29 of BACEN Circular 3.644.

(3) As from the 1st quarter of 2018, balances related to Default Funds are being weighted in accordance with the calculation established in Art. 20-A of Circular 3.644 (amended by Circular 3.849), replacing FPR of 1250%.

(4) As from the 1st quarter of 2018, part of the balances related to Securitization are being weighted in accordance with the calculation established in Circular 3.848.

(5) Balances of Derivatives – Future Potential Gain are distributed into their respective FPRs.

The table below presents the market risk weighted assets (RWAMINT)

Composition of Market Risk-Weighted Assets (RWAMINT)

	06/30/2018(1)	06/30/2017(2)
Market Risk Weighted Assets - Standard Aproach (RWAMPAD)	31,268,579	30,499,541
Operations subject to interest rate variation	28,039,607	28,682,155
Fixed rate denominated in reais	3,469,107	4,373,818
Foreign exchange coupons	18,613,852	17,706,588
Price index coupon	5,956,647	6,601,746
Interest rate coupon	1	3
Operations subject to commodity price variation	854,249	331,241
Operations subject to stock price variation	355,444	272,856
Operations subject to risk exposures in gold, foreign currency and foreign	2,019,279	1,213,289
Minimum Market Risk Weighted Assets - Standard Aproach (RWAMPAD) (1) (2) (a)	25,014,863	27,449,587
Market Risk Weighted Assets calculated based on internal methodology (b)	18,593,453	22,630,423
Reduction of Market Risk Weighted Assets due to Internal Models Aproach (IMA)	(6,253,716)	(3,049,954)
Market Risk Weighted Assets (RWAMINT) - maximum of (a) and (b)	25,014,863	27,449,587

(1) Market risk weighted-assets calculated based on internal models, with maximum saving possibility of 20% of the standard model.

(2) Market risk weighted-assets calculated based on internal models, with maximum saving possibility of 10% of the standard model.

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At June 30, 2018, RWAMINT totaled R$ 25,014,863, which corresponds to 80% of RWAMPAD, higher than the capital calculated at internal models, which totaled R$ 18,593,453.

The table below presents the composition of the operational risk weighted assets (RWAOPAD):

	06/30/2018	06/30/2017
Operational Risk-Weighted Assets (RWAOPAD)	70,467,968	54,417,146
Retail	12,789,549	11,252,291
Commercial	26,375,036	24,549,209
Corporate finance	2,799,191	2,581,300
Negotiation and sales	10,013,515	4,135,005
Payments and settlements	8,195,799	3,667,021
Financial agent services	4,279,591	3,729,326
Asset management	5,994,084	4,487,685
Retail brokerage	21,203	15,309

e)	Capital Adequacy

ITAÚ UNIBANCO HOLDING CONSOLIDATED, through the ICAAP, assesses the adequacy of its capital to face the incurred risks, for ICAAP, capital is composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks.

In order to ensure the soundness of ITAÚ UNIBANCO HOLDING CONSOLIDATED and the availability of capital to support business growth, the institution maintains PR levels above the minimum level required to face risks, as evidenced by the Common Equity, Tier I Capital and Basel ratios.

Composition of Referential Equity (PR)	06/30/2018	06/30/2017
Tier I	118,203,165	113,865,562
Common Equity Tier I	110,457,339	113,816,116
Additional Tier I Capital	7,745,826	49,446
Tier II	15,869,184	19,788,491
Deductions	-	-
Reference Equity	134,072,349	133,654,053
Minimum Referential Equity Required	67,337,802	67,014,686
Surplus Capital in relation to the Minimum Referential Equity Required	66,734,547	66,639,367
Additional Common Equity Tier I Required (ACPRequired)	18,542,293	10,867,246
Reference equity calculated for covering the interest rate risk of operations not classified in the trading portfolio (RBAN)	2,387,642	2,366,093

The table below shows the Basel and Fixed Asset Ratios:

	06/30/2018	06/30/2017
Basel Ratio	17.2%	18.4%
Tier I	15.1%	15.7%
Common Equity Tier I	14.1%	15.7%
Additional Tier I Capital	1.0%	0.0%
Tier II	2.0%	2.7%
Fixed Asset Ratio	21.4%	24.0%
Surplus Capital in Relation to Fixed Assets	38,331,944	34,772,638

f)	Capital for insurance activity

In December 2017, the National Council of Private Insurance (CNSP) issued CNSP Resolution nº. 321 and subsequent changes reported at Resolutions 343 and 360, which, among other things, addresses the minimum capital requirements for underwriting, credit, operational and market risks for insurers, open private pension entities, capitalization companies and reinsurers.

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Note 4 – Summary of the main accounting practices

a)	Cash and cash equivalents - For the purposes of the Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading Cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded positions that have original maturities of up to 90 days.

b)	Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed remuneration and charges are accounted for at present value. Operations with post-fixed or floating remuneration and charges are accounted for at the adjusted principal amount. Operations subject to foreign exchange variation are accounted for at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, when relevant, calculated pro rate die.

c)	Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular nº. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – Securities acquired to be actively and frequently traded, and adjusted to market value, with a counter-entry to the results for the period;

•	Available-for-sale securities – Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are adjusted to their market value, with a counter-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – Securities, except for non-redeemable shares, which the bank has the financial condition and intend, or is required to hold in the portfolio to maturity, are recorded at the cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through maturity, and are not adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized on the trade date in the statement of income, with a counter-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary causes, are recorded in the results as realized losses.

d)	Derivative financial instruments - These are classified on the date of their acquisition, according to whether or not management intends to use them either as a hedge, according to BACEN Circular nº. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at the client’s request, on their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value closely related with those of the items being protected at the beginning and throughout the duration of the contract, and which are found to be effective reducing the risk related to the exposure being protected against, are classified as hedges, in accordance with their nature:

•	Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income;

•	Cash Flow Hedge - The effective amounts of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income;

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•	Net Investment Hedge of Foreign Operations - Accounted for similarly to cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period.

e)	Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated pro rata die based on the variation of the contracted index and interest rate, and are recorded on basis until the 60th day overdue in financial companies, according to the estimates of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. Funds corresponding to these amounts to be paid to the accrediting organization are in liabilities, in the heading Interbank Accounts – Receipts and Payments Pending Settlement.

f)	Allowance for loan losses - The balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution nº. 2,682 of December 21, 1999, which are as follows are:

•	Provisions are recorded from the date on which loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Taking into account default exclusively, the write-off as losses occurs 360 days after the credits have matured or after 540 days for operations that mature after a period of 36 months.

The criterion adopted for recognition of a provision for Financial Guarantees pledged was based on the Expected Loss model.

g)	Other assets - These assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through a provision, according to current regulations, unearned reinsurance premiums (Note 4m I); and prepaid expenses, corresponding to disbursements, the benefits of which will be felt in future exercises.

From January 1st, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED has adopted the option provided in BACEN Circular nº. 3,693, of December 20, 2013, which establishes accounting procedures for the compensation of local correspondents in connection with credit origination. These compensation amounts for local correspondents in connection with transactions originated after January 1st, 2017 will be fully recorded as expenses for the period.

h)	Investments – Investments in subsidiary and affiliated companies are accounted for based on the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by making a provision in accordance with current standards.

i)	Fixed assets - As provided for in CMN Resolution nº. 4,535, of November 24, 2016, these correspond to proprietary tangible assets and leasehold improvements, provided that they were used to carry out the company`s activities for a period of time longer than one year, and they should be recorded at fair value and adjusted for impairment, if applicable. Fair value comprises the purchase or construction price on demand, plus any import taxes and taxes not recoverable upon purchase, directly attributable costs required for the operation, and the initial estimate of costs of disassembling and removal of the asset and restoration of the place it is located, if the institution agrees to bear such costs at the asset purchase date. Monthly recognized depreciation takes into account the systematic allocation of the depreciated amount over the useful life of the asset.

j)	Goodwill – Corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is tested semiannually for impairment.

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k)	Intangible assets – Corresponds to non-monetary assets identified as intangible, purchased or developed by ITAÚ UNIBANCO HOLDING CONSOLIDATED, intended to be held by the company or exercised with that purpose, as provided for by CMN Resolution nº. 4,534, of November 24, 2016. It is composed of:
(i)	The goodwill amount paid on the acquisition of the company, transferred to intangible assets in view of the transfer of the acquirer’s equity by the acquired, as set forth by Law nº. 9,532, of December 10, 1997, to be amortized based on the period defined in the appraisal reports;
(ii)	Usage rights and rights acquired to credit payrolls and partnership agreements, amortized over the terms of the contracts or to the extent that the economic benefits flow to the company; and
(iii)	Software and customer portfolios, amortized over terms varying from five to ten years.

l)	Impairment of assets – A loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

m)	Insurance, pension plan and capitalization operations - Insurance premiums, accepted coinsurances and selling expenses are accounted for by issuing an insurance policy or in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from insurance premiums installments is accounted for as incurred. Revenues from social security contributions, gross revenue from premium bonds and respective technical provisions are recognized upon receipt.

I -	Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•	Reinsurance recoverable amounts – Refer to claims paid to the insured party while recovery of these paid amounts is pending from the Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance, classified in assets in accordance with the criteria established by CNSP and SUSEP legislation in force;

•	Unearned reinsurance premiums – Recognized to determine the portion of unearned reinsurance premiums, calculated pro rata die, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP and SUSEP legislation in force.

II -	The technical provisions for insurance, pension plan and capitalization are recognized in accordance with the technical notes approved by SUSEP and the criteria established by the current legislation.

II.I-	Insurance and pension plan:

•	Provision for unearned premiums – This provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred, throughout their terms to maturity, in connection with the risks assumed at the calculation base date. The calculation is performed on the level of policies or endorsement of agreements in force, on a pro rata die basis. The provision includes an estimate for effective and not issued risks;

•	Provision for unsettled claims – This provision is recognized for the coverage of amounts payable related to lump-sum payments and income overdue from claims reported up to the calculation base date, but not yet paid. The provision covers administrative and legal claims, gross of accepted coinsurance operations and reinsurance operations and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to final settlement;

•	Provision for claims incurred and not reported – This provision is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, gross of accepted coinsurance operations and reinsurance operations, and net of ceded coinsurance operations;

•	Mathematical provisions for benefits to be granted - Recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred. The provision is calculated in accordance with the methodology approved in the actuarial technical note to the product;

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•	Mathematical provisions for granted benefits - Recognized after the event triggering the benefit occurs, for the coverage of the commitments assumed to the participants or insured parties, based on the assumptions established in the agreement. The provision is calculated in accordance with the methodologies approved in the technical actuarial note on the product;

•	Provision for financial surplus – Recognized to ensure the amounts intended for the distribution of a financial surplus, in accordance with the regulations in force, in the event that it is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product;

•	Supplemental Coverage Reserve - Recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, which follows specific provisions in the prevailing regulation. ITAÚ UNIBANCO HOLDING CONSOLIDATED deducts the portion corresponding to the difference between the fair value and the carrying amount, at the base date, from securities pledged as collateral of technical reserves, classified in “Held-to-maturity securities”, up to the limit of the amount determined;

•	Provision for redemptions and other amounts to be regularize – Includes amounts related to redemptions to regularize, returns on premiums or funds, transfers requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and where premiums have been received but not quoted;

•	Provision for related expenses - Recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred and will occur.

II.II -	Capitalization:

•	Mathematical provision for capitalization – Recognized until the event triggering the benefit occurs, and comprised of the portion of the amounts collected for capitalization. It includes monetary restatement and interest, from the beginning of the validity date;

•	Provision for redemption – Recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received;

•	Provision for raffles unrealized – Comprises the portion of the amounts collected for raffles for each tickets, which have been funded but, at the recognition date, have not yet been realized;

•	Provision for raffles payable – Recognized from the date when the raffle is drawn until the date of financial settlement, or the date when the evidence of payment of the obligation is received, or in conformity with other cases provided by law;

•	Supplementary provision for raffles – Recognized to supplement the provision for raffles unrealized, and is used for coverage of possible shortfall related to the expected amount of raffles to be drawn;

•	Provision for administrative expenses - Recognized for the coverage of the expected amounts of administrative expenses for the capitalization plans.

n)	Contingent assets and liabilities and legal liabilities – tax and social security - Assessed, recognized and disclosed according to the provisions set forth in CMN Resolution nº. 3,823 of December 16, 2009, and BACEN Circular Letter nº. 3,429 of February 11, 2010.

I -	Contingent assets and liabilities

Refer to potential rights and obligations arising from past events for which materialization depends on uncertain future events:

•	Contingent assets - Not recognized, except where there is evidence of a high likelihood level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or through offsetting against another liability;

•	Contingent liabilities - Basically arise from administrative proceedings and lawsuits inherent in the normal course of business filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated on a conservative basis, usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required to settle the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow adequate measurement, in spite of the uncertainty of their terms and amounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	86

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with the simultaneous recognition of receivables, without any effect on results.

II -	Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

o)	Provision for Financial Guarantees Provided – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. As of January 1st, 2017, it is recorded in liabilities with a counter-entry to income for the period, in accordance with CMN Resolution nº. 4,512 of July 28, 2016. Any adjustments arising from the initial application of said resolution were recorded with a counter-entry to Stockholders’ Equity.

p)	Taxes - these provisions are calculated in accordance with current legislation at the rates shown below, using the respective calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	20.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS up to	5.00%

(1)	On October 06, 2015, law nº. 13,169, a conversion of provisional measure nº. 675, which increased the Social Contribution tax rate from 15.00% to 20.00% until December 31, 2018, for financial institutions, insurance companies and credit card management companies, was introduced. For the other companies, the tax rate remains at 9.00%;

(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

q)	Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

r)	Transactions with Non-Controlling Stockholders – Changes in ownership interest in subsidiaries, which do not result in loss of ownership control, are recorded as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recorded in the Consolidated Stockholders` Equity.

s)	Post-employments benefits

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the Consolidated statement of income:

•	current service cost is defined as the increase in the present value of obligations resulting from employee service in the current period;

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	87

Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects of changes in these assumptions. Gains and losses are fully recognized in Equity Valuation adjustments.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as expenses when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING CONSOLIDATED over the past few years were sponsors of post-employment healthcare benefit plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED is contractually committed to maintaining these benefits over specific periods, as well as the benefits granted based on judicial rulings.

Similarly to the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in Equity asset valuation adjustment in the period in which they occur.

t)	Foreign currency translation

I-	Functional and presentation currency

The Consolidated financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING CONSOLIDATED defined the functional currency, as provided for in CMN Resolution Nº 4,524, of September 29, 2016.

The assets and liabilities of subsidiaries are translated as follows:

•	Assets and liabilities are translated at the closing rate at the balance sheet date;
•	Income and expenses are translated at monthly average exchange rates.

Equity in the earnings of subsidiaries abroad is recognized as follows:

•	For those with functional currency equal to Real: Income for the period;
•	For those with functional currency different to Real:
a)	Income for the period; Portion related to the subsidiary’s effective income; and
b)	Stockholders’ equity: Portion related to foreign exchange adjustments arising from the translation process, net of tax effects.

II - Foreign Currency Transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of securities and derivative financial instruments.

For subsidiaries abroad, any operations carried out in a currency other than their respective functional currencies will be translated at the foreign currency rates of the respective trial balance or balance sheet of ITAÚ UNIBANCO HOLDING CONSOLIDATED for monetary items, assets and liabilities recognized at fair or market value and for items not classified as monetary, provided that the subsidiary’s functional currency is equal to the Real. For other cases, operations are translated at the foreign exchange rate at the transaction date.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	88

Note 5 - Cash and cash equivalents

For the purposes of the Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	06/30/2018	06/30/2017
Cash and cash equivalents	25,401,913	22,699,562
Interbank deposits	3,207,000	20,207,861
Securities purchased under agreements to resell – Funded position	43,390,138	24,837,575
Total	71,999,051	67,744,998

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	06/30/2018	06/30/2017
Cash and cash equivalents	636,018	587,416
Securities purchased under agreements to resell – Funded position	86,198	787,370
Total	722,216	1,374,786

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	89

Note 6 - Interbank investments

	06/30/2018						06/30/2017
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	138,585,973	84,986,310	26,404,713	287,706	250,264,702	90.1	256,636,370	89.0
Funded position (1)	34,472,252	11,053,597	3,302,486	287,706	49,116,041	17.7	44,281,054	15.4
Financed position	102,766,322	52,310,410	2,908,611	-	157,985,343	56.8	179,557,030	62.2
With free movement	24,197,999	31,088,395	2,908,611	-	58,195,005	20.9	13,799,360	4.8
Without free movement	78,568,323	21,222,015	-	-	99,790,338	35.9	165,757,670	57.4
Short position	1,347,399	21,622,303	20,193,616	-	43,163,318	15.6	32,798,286	11.4
Money market – Assets Guaranteeing Technical Provisions - SUSEP (Note 11b)	3,263,036	208,273	-	-	3,471,309	1.3	2,983,076	1.0
Interbank deposits (2)	16,120,903	4,428,881	2,209,285	969,645	23,728,714	8.6	28,713,146	10.0
Total	157,969,912	89,623,464	28,613,998	1,257,351	277,464,725	100.0	288,332,592	100.0
% per maturity term	56.9	32.3	10.3	0.5	100.0
Total – 06/30/2017	223,500,238	62,070,896	1,210,746	1,550,712	288,332,592
% per maturity term	77.6	21.5	0.4	0.5	100.0

(1)	Includes R$ 3,684,112 (R$ 3,574,712 at 06/30/2017) related to money market with free movement, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and the Central Bank of Brazil (BACEN);

(2)	Includes R$ 11,983,045 related to Compulsory Deposits with Central Banks of other countries.

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Funded position falling due in up to 30 days amounting to R$ 86,198 (R$ 787,370 at 06/30/2017), Interbank deposits with maturity of 181 to 365 days amounting (R$ 3,473,069 at 06/30/2017) and over 365 days amounting to R$ 70,034,925 (R$ 65,542,925 at 06/30/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	90

Note 7 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	06/30/2018											06/30/2017
		Adjustment to market value reflected in:
	Cost	Results	Stockholders’ equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	156,085,009	(536,866)	(523,381)	155,024,762	34.5	743,225	10,039,169	944,740	8,396,579	11,444,597	123,456,452	133,736,414
Financial treasury bills	34,937,535	(703)	(18)	34,936,814	7.8	-	1,539,668	-	932,256	1,114,927	31,349,963	34,538,031
National treasury bills	25,586,536	(218,774)	45,466	25,413,228	5.7	727,157	-	920,708	1,244,111	8,019,904	14,501,348	28,793,901
National treasury notes	60,233,669	(419,296)	(71,974)	59,742,399	13.3	10,178	8,494,283	24,011	3,449,877	138,869	47,625,181	40,290,484
National treasury/securitization	186,510	(230)	18,007	204,287	0.0	54	92	21	74	173	203,873	226,520
Brazilian external debt bonds	35,140,759	102,137	(514,862)	34,728,034	7.7	5,836	5,126	-	2,770,261	2,170,724	29,776,087	29,887,478
Government securities - abroad	30,682,826	16,072	(103,942)	30,594,956	6.8	2,988,504	1,868,144	4,549,836	4,012,585	6,758,977	10,416,910	23,280,420
Argentina	483,230	16,659	(697)	499,192	0.1	100,379	173,280	120,561	35,038	1,741	68,193	1,516,305
Chile	9,807,363	(101)	(12,435)	9,794,827	2.2	1,045,836	712,247	36,760	35,467	1,980,027	5,984,490	5,980,831
Colombia	7,855,384	(155)	9,043	7,864,272	1.7	44,225	555,671	230,833	656,072	2,632,034	3,745,437	3,761,311
Korea	1,442,735	-	-	1,442,735	0.3	-	-	1,442,735	-	-	-	2,954,496
Denmark	492,413	-	-	492,413	0.1	-	-	492,413	-	-	-	2,281,906
Spain	3,081,582	-	(1)	3,081,581	0.7	863,110	-	671,476	316,525	1,230,470	-	2,940,948
United States	2,148,500	33	(23,765)	2,124,768	0.5	366,314	-	-	913,037	401,067	444,350	1,664,761
Mexico	2,735,591	(75)	(658)	2,734,858	0.6	421,124	375,436	1,048,748	856,971	25	32,554	9,489
Paraguay	1,661,457	(211)	(74,539)	1,586,707	0.4	13,018	13,167	395,512	734,197	425,116	5,697	1,709,521
Peru	12,091	(7)	-	12,084	0.0	-	-	-	-	-	12,084	-
Uruguay	962,217	(71)	(890)	961,256	0.2	134,498	38,343	110,798	465,278	88,466	123,873	460,130
Other	263	-	-	263	0.0	-	-	-	-	31	232	722
Corporate securities	60,851,238	(504,562)	(1,231,251)	59,115,425	13.1	7,044,237	2,179,955	2,801,188	5,395,622	10,128,823	31,565,600	57,919,285
Shares	4,112,205	(468,488)	32,307	3,676,024	0.8	3,676,024	-	-	-	-	-	2,510,454
Rural product note	3,912,565	-	(23,566)	3,888,999	0.9	163,590	312,222	221,654	545,903	294,088	2,351,542	1,526,962
Bank deposit certificates	651,409	(67)	(18)	651,324	0.1	316,848	221,548	41,127	69,205	-	2,596	1,097,829
Securitized real estate loans	13,355,593	149	(7,502)	13,348,240	3.0	371	-	38,498	455,410	133,661	12,720,300	15,613,744
Fund quotas	2,059,481	(15,754)	-	2,043,727	0.5	2,043,727	-	-	-	-	-	1,351,109
Credit rights	273,474	-	-	273,474	0.1	273,474	-	-	-	-	-	20,677
Fixed income	1,073,487	(24,983)	-	1,048,504	0.2	1,048,504	-	-	-	-	-	1,147,475
Variable income	712,520	9,229	-	721,749	0.2	721,749	-	-	-	-	-	182,957
Debentures	24,280,026	(2,424)	(1,182,733)	23,094,869	5.1	90,312	56,541	360,511	1,888,636	7,207,462	13,491,407	21,820,394
Eurobonds and others	6,931,321	(17,928)	(61,136)	6,852,257	1.5	239,705	780,491	757,830	1,722,767	1,265,102	2,086,362	7,215,463
Financial bills	2,699,034	(312)	(318)	2,698,404	0.6	280,751	331,349	788,921	512,708	557,357	227,318	3,707,232
Promissory notes	1,040,012	-	8,584	1,048,596	0.2	-	156,387	159,444	48,874	620,612	63,279	2,165,138
Other	1,809,592	262	3,131	1,812,985	0.4	232,909	321,417	433,203	152,119	50,541	622,796	910,960
PGBL / VGBL fund quotas (1)	176,994,586	-	-	176,994,586	39.4	176,994,586	-	-	-	-	-	155,598,087
Subtotal - securities	424,613,659	(1,025,356)	(1,858,574)	421,729,729	93.8	187,770,552	14,087,268	8,295,764	17,804,786	28,332,397	165,438,962	370,534,206
Trading securities	280,978,898	(1,025,356)	-	279,953,542	62.3	182,893,174	10,269,662	1,874,370	9,092,818	6,190,734	69,632,784	243,442,280
Available-for-sale securities	102,756,018	-	(1,858,574)	100,897,444	22.4	4,599,914	3,507,383	5,811,481	7,895,458	20,914,528	58,168,680	87,999,735
Held-to-maturity securities (2)	40,878,743	-	-	40,878,743	9.1	277,464	310,223	609,913	816,510	1,227,135	37,637,498	39,092,191
Derivative financial instruments	18,299,714	9,432,523	-	27,732,237	6.2	7,762,577	2,603,134	1,834,277	4,208,922	2,984,993	8,338,334	19,058,963
Total securities and derivative financial instruments	442,913,373	8,407,167	(1,858,574)	449,461,966	100.0	195,533,129	16,690,402	10,130,041	22,013,708	31,317,390	173,777,296	389,593,169

Derivative financial instruments (liabilities)	(24,082,950)	(7,571,669)	-	(31,654,619)	100.0	(6,982,091)	(2,556,351)	(2,720,870)	(5,689,096)	(5,244,925)	(8,461,286)	(20,727,036)

(1)	The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a counter-entry to long term liabilities in Pension Plan Technical Provisions account (Note 11a);

(2)	Unrecorded adjustment to market value in the amount of R$ 817,813 (R$ 1,267,924 at 06/30/2017), according to Note 7e.

During the period ended June 30, 2018, ITAÚ UNIBANCO HOLDING recognized R$ 796,356 of impairment losses, of which R$ 676,803 of available-for-sale financial assets and R$ 119,553 of held-to-maturity assets. Net reversal loss totaled R$ 56,160 recorded in the statement of income in the heading “Securities and Derivative Financial Instruments”.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	91

b) Summary by portfolio

	06/30/2018
		Restricted to
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions (Note 11b)	Total
Government securities - domestic	56,123,082	45,479,048	31,200,753	4,637,458	8,208,399	-	9,376,022	155,024,762
Financial treasury bills	25,010,091	5,248,075	-	3,652,792	210,691	-	815,165	34,936,814
National treasury bills	7,274,532	18,052,598	-	86,098	-	-	-	25,413,228
National treasury notes	20,540,846	22,178,375	-	464,613	7,997,708	-	8,560,857	59,742,399
National treasury / Securitization	204,287	-	-	-	-	-	-	204,287
Brazilian external debt bonds	3,093,326	-	31,200,753	433,955	-	-	-	34,728,034
Government securities - abroad	24,652,092	176,583	-	5,766,281	-	-	-	30,594,956
Argentina	440,231	-	-	58,961	-	-	-	499,192
Chile	9,597,573	169,805	-	27,449	-	-	-	9,794,827
Colombia	4,234,888	-	-	3,629,384	-	-	-	7,864,272
Korea	788,205	-	-	654,530	-	-	-	1,442,735
Denmark	147,724	-	-	344,689	-	-	-	492,413
Spain	2,353,697	-	-	727,884	-	-	-	3,081,581
United States	1,808,918	-	-	315,850	-	-	-	2,124,768
Mexico	2,734,858	-	-	-	-	-	-	2,734,858
Paraguay	1,573,691	6,778	-	6,238	-	-	-	1,586,707
Peru	12,084	-	-	-	-	-	-	12,084
Uruguay	959,960	-	-	1,296	-	-	-	961,256
Other	263	-	-	-	-	-	-	263
Corporate securities	44,677,574	8,105,184	275,955	3,886,161	-	-	2,170,551	59,115,425
Shares	3,676,024	-	-	-	-	-	-	3,676,024
Rural product note	3,888,999	-	-	-	-	-	-	3,888,999
Bank deposit certificates	468,364	-	-	588	-	-	182,372	651,324
Securitized real estate loans	13,348,240	-	-	-	-	-	-	13,348,240
Fund quotas	1,820,652	-	-	106,099	-	-	116,976	2,043,727
Credit rights	273,474	-	-	-	-	-	-	273,474
Fixed income	825,429	-	-	106,099	-	-	116,976	1,048,504
Variable income	721,749	-	-	-	-	-	-	721,749
Debentures	10,884,366	8,105,184	-	3,758,452	-	-	346,867	23,094,869
Eurobonds and other	6,555,280	-	275,955	21,022	-	-	-	6,852,257
Financial bills	1,214,447	-	-	-	-	-	1,483,957	2,698,404
Promissory notes	1,048,596	-	-	-	-	-	-	1,048,596
Other	1,772,606	-	-	-	-	-	40,379	1,812,985
PGBL / VGBL fund quotas	-	-	-	-	-	-	176,994,586	176,994,586
Subtotal - securities	125,452,748	53,760,815	31,476,708	14,289,900	8,208,399	-	188,541,159	421,729,729
Trading securities	58,994,155	28,603,011	462,151	4,460,684	7,453,239	-	179,980,302	279,953,542
Available-for-sale securities	51,377,494	21,464,519	11,886,387	9,829,211	755,160	-	5,584,673	100,897,444
Held-to-maturity securities	15,081,099	3,693,285	19,128,170	5	-	-	2,976,184	40,878,743
Derivative financial instruments	-	-	-	-	-	27,732,237	-	27,732,237
Total securities and derivative financial instruments (assets)	125,452,748	53,760,815	31,476,708	14,289,900	8,208,399	27,732,237	188,541,159	449,461,966
Total securities and derivative financial instruments (assets) – 06/30/2017	157,871,104	9,940,749	19,007,594	12,808,541	3,857,989	19,058,963	167,048,229	389,593,169

(*) Represent securities deposited with Contingent Liabilities (Note 12d), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	92

c)	Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	06/30/2018										06/30/2017
		Adjustment
	Cost	to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	92,415,059	(536,866)	91,878,193	32.8	743,225	9,676,963	772,494	8,222,465	5,180,274	67,282,772	75,570,124
Financial treasury bills	34,708,990	(703)	34,708,287	12.5	-	1,539,668	-	932,256	902,541	31,333,822	33,986,609
National treasury bills	14,626,689	(218,774)	14,407,915	5.1	727,157	-	748,494	1,244,111	4,103,114	7,585,039	13,622,592
National treasury notes	39,736,788	(419,296)	39,317,492	14.0	10,178	8,132,077	23,979	3,294,293	138,869	27,718,096	21,185,106
National treasury / Securitization	798	(230)	568	0.0	54	92	21	74	173	154	1,072
Brazilian external debt bonds	3,341,794	102,137	3,443,931	1.2	5,836	5,126	-	2,751,731	35,577	645,661	6,774,745
Government securities - abroad	1,274,960	16,072	1,291,032	0.5	136,766	153,878	136,141	266,217	191,981	406,049	3,408,727
Argentina	454,625	16,659	471,284	0.2	100,379	145,372	120,561	35,038	1,741	68,193	1,516,082
Chile	257,877	(101)	257,776	0.1	1,606	-	-	2,247	67,437	186,486	185,160
Colombia	233,868	(155)	233,713	0.1	46	-	3,409	134,570	281	95,407	1,530,076
United States	116,134	33	116,167	0.0	-	-	-	-	116,167	-	79,595
Mexico	32,654	(75)	32,579	0.0	-	-	-	-	25	32,554	9,489
Paraguay	5,908	(211)	5,697	0.0	-	-	-	-	-	5,697	-
Peru	12,091	(7)	12,084	0.0	-	-	-	-	-	12,084	-
Uruguay	161,793	(71)	161,722	0.1	34,735	8,506	12,171	94,362	6,330	5,618	87,814
Other	10	-	10	0.0	-	-	-	-	-	10	511
Corporate securities	10,294,293	(504,562)	9,789,731	3.5	5,018,597	438,821	965,735	604,136	818,479	1,943,963	8,865,342
Shares	3,697,810	(468,488)	3,229,322	1.2	3,229,322	-	-	-	-	-	1,938,036
Bank deposit certificates	312,731	(67)	312,664	0.1	46,150	209,062	15,787	41,406	-	259	507,988
Securitized real estate loans	34,354	149	34,503	0.0	-	-	-	-	-	34,503	34,203
Fund quotas	1,740,227	(15,754)	1,724,473	0.7	1,724,473	-	-	-	-	-	1,163,432
Credit rights	273,474	-	273,474	0.1	273,474	-	-	-	-	-	20,677
Fixed income	754,233	(24,983)	729,250	0.3	729,250	-	-	-	-	-	959,798
Variable income	712,520	9,229	721,749	0.3	721,749	-	-	-	-	-	182,957
Debentures	1,510,939	(2,424)	1,508,515	0.5	8,809	1,908	93,562	100,062	194,943	1,109,231	1,305,133
Eurobonds and other	813,193	(17,928)	795,265	0.3	-	94	159,771	58,862	42,461	534,077	758,270
Financial bills	2,090,066	(312)	2,089,754	0.7	9,843	227,757	694,892	399,410	530,534	227,318	3,066,717
Others	94,973	262	95,235	0.0	-	-	1,723	4,396	50,541	38,575	91,563
PGBL / VGBL fund quotas	176,994,586	-	176,994,586	63.2	176,994,586	-	-	-	-	-	155,598,087
Total	280,978,898	(1,025,356)	279,953,542	100.0	182,893,174	10,269,662	1,874,370	9,092,818	6,190,734	69,632,784	243,442,280
% per maturity term					65.3	3.7	0.7	3.2	2.2	24.9
Total – 06/30/2017	243,033,049	409,231	243,442,280	100.0	163,273,377	1,380,716	1,589,514	5,830,431	16,251,609	55,116,633
% per maturity term					67.0	0.6	0.7	2.4	6.7	22.6

At 06/30/2018, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Fund quotas fixed income R$ 5,633 without maturity (R$ 5,254 at 06/30/2017), Financial treasury bills income R$ 3,638,001 (R$ 4,313,074 at 06/30/2017) over 365 days and National treasury bills income R$ 6,423,326 over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	93

d)	Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	06/30/2018										06/30/2017
		Adjustments to
	Cost	market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	36,118,873	(523,381)	35,595,492	35.3	-	362,206	172,246	174,114	5,170,880	29,716,046	33,675,974
Financial treasury bills	228,545	(18)	228,527	0.2	-	-	-	-	212,386	16,141	551,422
National treasury bills	7,252,358	45,466	7,297,824	7.2	-	-	172,214	-	3,916,790	3,208,820	6,480,937
National treasury notes	15,782,831	(71,974)	15,710,857	15.7	-	362,206	32	155,584	-	15,193,035	14,543,756
National treasury / Securitization	185,712	18,007	203,719	0.2	-	-	-	-	-	203,719	225,448
Brazilian external debt bonds	12,669,427	(514,862)	12,154,565	12.0	-	-	-	18,530	1,041,704	11,094,331	11,874,411
Government securities - abroad	28,969,487	(103,942)	28,865,545	28.7	2,807,559	1,714,266	4,247,819	3,532,991	6,566,965	9,995,945	19,430,722
Argentina	28,605	(697)	27,908	0.0	-	27,908	-	-	-	-	223
Chile	9,549,486	(12,435)	9,537,051	9.5	1,044,230	712,247	36,760	33,220	1,912,590	5,798,004	5,795,671
Colombia	7,198,084	9,043	7,207,127	7.1	-	555,671	61,548	308,125	2,631,753	3,650,030	1,803,018
Korea	1,442,735	-	1,442,735	1.4	-	-	1,442,735	-	-	-	2,954,496
Denmark	492,413	-	492,413	0.5	-	-	492,413	-	-	-	2,281,906
Spain	3,081,582	(1)	3,081,581	3.1	863,110	-	671,476	316,525	1,230,470	-	2,940,948
United States	2,032,366	(23,765)	2,008,601	2.0	366,314	-	-	913,037	284,900	444,350	1,585,166
Mexico	2,702,937	(658)	2,702,279	2.7	421,124	375,436	1,048,748	856,971	-	-	-
Paraguay	1,655,549	(74,539)	1,581,010	1.6	13,018	13,167	395,512	734,197	425,116	-	1,709,521
Uruguay	785,508	(890)	784,618	0.8	99,763	29,837	98,627	370,916	82,136	103,339	359,586
Other	222	-	222	0.0	-	-	-	-	-	222	187
Corporate securities	37,667,658	(1,231,251)	36,436,407	36.0	1,792,355	1,430,911	1,391,416	4,188,353	9,176,683	18,456,689	34,893,039
Shares	414,395	32,307	446,702	0.4	446,702	-	-	-	-	-	572,418
Rural product note	3,912,565	(23,566)	3,888,999	3.9	163,590	312,222	221,654	545,903	294,088	2,351,542	1,526,962
Bank deposit certificate	338,673	(18)	338,655	0.3	270,693	12,486	25,340	27,799	-	2,337	589,837
Securitized real estate loans	1,539,461	(7,502)	1,531,959	1.5	-	-	-	-	-	1,531,959	1,992,006
Fund quotas	319,254	-	319,254	0.3	319,254	-	-	-	-	-	187,677
Debentures	22,762,426	(1,182,733)	21,579,693	21.4	81,503	54,633	266,949	1,788,574	7,012,519	12,375,515	20,505,332
Eurobonds and other	6,115,080	(61,136)	6,053,944	6.0	239,705	780,397	598,059	1,663,905	1,222,641	1,549,237	6,443,349
Financial bills	608,968	(318)	608,650	0.6	270,908	103,592	94,029	113,298	26,823	-	640,515
Promissory notes	1,040,012	8,584	1,048,596	1.0	-	156,387	159,444	48,874	620,612	63,279	2,165,138
Other	616,824	3,131	619,955	0.6	-	11,194	25,941	-	-	582,820	269,805
Total	102,756,018	(1,858,574)	100,897,444	100.0	4,599,914	3,507,383	5,811,481	7,895,458	20,914,528	58,168,680	87,999,735
% per maturity term					4.6	3.5	5.8	7.8	20.7	57.6
Total – 06/30/2017	88,286,658	(286,923)	87,999,735	100.0	2,630,325	1,900,406	4,562,011	7,049,680	15,718,072	56,139,241
% per maturity term					3.0	2.2	5.2	8.0	17.9	63.7

At June 30, 2018, at ITAÚ UNIBANCO HOLDING the portfolio is composed of Eurobonds, in the amount of R$ 2,677 (R$ 1,465 at 06/30/2017) from 181 to 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	94

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at 06/30/2018, not considered in results, is an impairment loss of R$ 393,189 (R$ 455,561 at 06/30/2017).

	06/30/2018									06/30/2017
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value	Carrying value	Market value
Government securities - domestic (1)	27,551,077	67.5	-	-	-	-	1,093,443	26,457,634	27,845,438	24,490,316	25,450,030
National treasury bills	3,707,489	9.1	-	-	-	-	-	3,707,489	3,688,010	8,690,372	8,828,914
National treasury notes	4,714,050	11.5	-	-	-	-	-	4,714,050	5,321,097	4,561,622	5,083,963
Brazilian external debt bonds	19,129,538	46.9	-	-	-	-	1,093,443	18,036,095	18,836,331	11,238,322	11,537,153
Government securities - abroad	438,379	1.0	44,179	-	165,876	213,377	31	14,916	435,423	440,971	446,545
Colombia	423,432	1.0	44,179	-	165,876	213,377	-	-	414,610	428,217	427,957
Uruguay	14,916	-	-	-	-	-	-	14,916	20,812	12,730	18,586
Other	31	-	-	-	-	-	31	-	1	24	2
Corporate securities	12,889,287	31.5	233,285	310,223	444,037	603,133	133,661	11,164,948	13,415,695	14,160,904	14,463,540
Bank deposit certificate	5	-	5	-	-	-	-	-	5	4	4
Securitized real estate loans	11,781,778	28.8	371	-	38,498	455,410	133,661	11,153,838	12,308,186	13,587,535	13,890,254
Debentures	6,661	0.0	-	-	-	-	-	6,661	6,661	9,929	9,929
Eurobonds and other	3,048	-	-	-	-	-	-	3,048	3,048	13,844	13,761
Other	1,097,795	2.7	232,909	310,223	405,539	147,723	-	1,401	1,097,795	549,592	549,592
Total (2)	40,878,743	100.0	277,464	310,223	609,913	816,510	1,227,135	37,637,498	41,696,556	39,092,191	40,360,115
% per maturity term			0.7	0.8	1.5	2.0	3.0	92.0
Total – 06/30/2017	39,092,191	100.0	359,109	378,088	342,519	9,007,520	2,779,776	26,225,179
% per maturity term			0.9	1.0	0.9	23.0	7.1	67.1

(1) Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 2,836,499 (R$ 2,734,569 at 06/30/2017).

(2) In order to reflect the current risk management strategy, in the period ended 06/30/2018, ITAÚ UNIBANCO HOLDING CONSOLIDATED changed the classification of Government Securities – Brazil, being R$ 3,707,489 for Available-for-Trading Securities and R$ 8,678,270 for Available-for-Sale Securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	95

f)	Derivative financial instruments

The globalization of the markets in recent years has resulted in a high level of sophistication of financial products used. As a result of this process, there has been increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAÚ UNIBANCO HOLDING CONSOLIDATED operate in the derivatives markets for meeting the growing needs of their clients, as well as enacting their risk management policy. This policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instrument business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING CONSOLIDATED with clients are neutralized in order to eliminate market risks.

The derivative contracts traded by the institution with clients in Brazil include swaps, forwards, options and futures contracts, which are registered at the B3 or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps mostly listed on the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded on stock exchanges.

The main risk factors of the derivatives, assumed at 06/30/2018, were related to the foreign exchange rate, interest rate, commodities, US Dollar coupon, Reference Rate coupon, LIBOR and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, through the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even in highly volatile situations.

Most derivatives included in the institution’s portfolio are traded on stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to the liquidity of a specific contract is identified. Derivatives typically valued in this way are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are valued based on this direct information. A substantial portion of the Brazilian government securities, highly-liquid international (public and private) securities and shares are in this situation.

For derivatives the prices of which are not directly disclosed by stock exchanges, fair prices are obtained based on pricing models which use market information, deducted based on the prices disclosed for higher liquidity assets. Interest and market volatility curves which provide input for the models are extracted from those prices. Over-the-counter derivatives, forward contracts and securities with limited liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 12,556,112 (R$ 7,101,927 at 06/30/2017) and was basically composed of government securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	96

I - Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	06/30/2018										06/30/2017
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Asset
Futures	-	-	-	0.0	-	-	-	-	-	-	132,025
Swaps - adjustment receivable	4,046,541	6,718,984	10,765,525	38.8	100,523	336,053	186,282	1,174,325	1,535,906	7,432,436	8,915,351
Option premiums	3,630,641	1,871,974	5,502,615	19.8	734,260	744,104	822,764	1,680,735	1,094,306	426,446	3,145,700
Forwards (onshore)	5,868,942	4,817	5,873,759	21.2	5,187,676	397,021	135,705	152,635	722	-	4,012,171
Credit derivatives - Financial institutions	81,900	63,803	145,703	0.6	-	538	2,744	2,576	8,967	130,878	254,233
NDF - Non Deliverable Forward	4,498,578	183,240	4,681,818	16.9	1,316,791	1,120,774	676,017	1,179,491	321,594	67,151	2,399,228
Target flow of swap - Companies	5,809	62,363	68,172	0.2	1,311	-	-	10,608	-	56,253	29,038
Other derivative financial instruments	167,303	527,342	694,645	2.5	422,016	4,644	10,765	8,552	23,498	225,170	171,217
Total	18,299,714	9,432,523	27,732,237	100.0	7,762,577	2,603,134	1,834,277	4,208,922	2,984,993	8,338,334	19,058,963
% per maturity term					28.0	9.4	6.6	15.2	10.8	30.0
Total - 06/30/2017	15,209,597	3,849,366	19,058,963	100.0	5,503,712	1,066,179	1,498,565	2,156,414	2,134,892	6,699,201
% per maturity term					28.9	5.6	7.9	11.3	11.2	35.1

	06/30/2018										06/30/2017
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Liabilities
Swaps - difference payable	(10,804,253)	(5,688,714)	(16,492,967)	52.1	(186,879)	(817,003)	(1,234,281)	(2,700,860)	(4,079,827)	(7,474,117)	(12,373,366)
Option premiums	(3,230,848)	(1,717,753)	(4,948,601)	15.6	(853,931)	(519,510)	(762,340)	(1,680,535)	(817,362)	(314,923)	(2,360,210)
Forwards (onshore)	(4,849,078)	(6,192)	(4,855,270)	15.4	(4,853,711)	(859)	(667)	(33)	-	-	(3,025,675)
Credit derivatives - Financial institutions	(111,514)	(27,663)	(139,177)	0.5	-	(76)	(52)	(716)	(4,372)	(133,961)	(183,822)
NDF - Non Deliverable Forward	(5,003,652)	(39,591)	(5,043,243)	15.9	(1,084,655)	(1,214,378)	(702,222)	(1,284,154)	(333,955)	(423,879)	(2,443,370)
Target flow of swap	(70,724)	(4,951)	(75,675)	0.2	(2,093)	-	-	(16,360)	-	(57,222)	(281,397)
Other derivative financial instruments	(12,881)	(86,805)	(99,686)	0.3	(822)	(4,525)	(21,308)	(6,438)	(9,409)	(57,184)	(59,196)
Total	(24,082,950)	(7,571,669)	(31,654,619)	100.0	(6,982,091)	(2,556,351)	(2,720,870)	(5,689,096)	(5,244,925)	(8,461,286)	(20,727,036)
% per maturity term					22.1	8.1	8.5	18.0	16.6	26.7
Total - 06/30/2017	(18,656,954)	(2,070,082)	(20,727,036)	100.0	(4,195,008)	(1,062,378)	(1,348,488)	(1,682,807)	(4,194,863)	(8,243,492)
% per maturity term					20.2	5.1	6.5	8.1	20.3	39.8

The result of derivative financial instruments in the period totals R$ (1,861,146) ( R$ 2,038,190 em 06/30/2017).

At ITAÚ UNIBANCO HOLDING, the market values related to Swap contract positions involving Interest totaled R$ (2,009,481) (R$ (4,320,123) at June 30, 2017), in liability position distributed R$ (2,008,975) (R$ (18,849) at June 30, 2017) from 31 to 180 days (R$ (1,248,265) at June 30, 2017) from 181 to 365 days R$ (506) (R$ (3,071,858) at June 30, 2017) and over 365 days, involving Foreign Currency, totaled R$ 1,993,510, in asset position distributed over 365 days. The market values related to the Derivative contract positions, involving Shares, totaled R$ 78,582 (R$ (966) at June 30, 2017), in the asset position distributed over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	97

II - Derivatives by index

			Balance sheet
			account receivable /	Adjustment to market
	Memorandum account /		(received) (payable) /	value (in results /
	Notional amount		Paid	stockholders' equity)	Market value
	06/30/2018	06/30/2017	06/30/2018	06/30/2018	06/30/2018	06/30/2017
Futures contracts	671,074,317	548,051,363	-	-	-	132,025
Purchase commitments	372,323,889	207,923,439	-	-	-	295,765
Shares	13,466,518	11,336,915	-	-	-	4,451
Commodities	266,233	103,858	-	-	-	241
Interest	317,816,393	161,292,247	-	-	-	106,336
Foreign currency	40,774,745	35,190,419	-	-	-	184,737
Commitments to sell	298,750,428	340,127,924	-	-	-	(163,740)
Shares	16,446,368	11,599,654	-	-	-	(4,558)
Commodities	236,359	213,058	-	-	-	(377)
Interest	246,859,271	275,561,264	-	-	-	(136,857)
Foreign currency	35,208,430	52,753,948	-	-	-	(21,948)
Swap contracts			(6,757,712)	1,030,270	(5,727,442)	(3,458,015)
Asset position	970,903,815	733,881,980	4,046,541	6,718,984	10,765,525	8,915,351
Shares	403,887	350,435	-	-	-	737
Commodities	12,168	-	130	72	202	-
Interest	960,541,727	721,074,484	2,789,652	6,629,336	9,418,988	7,742,229
Foreign currency	9,946,033	12,457,061	1,256,759	89,576	1,346,335	1,172,385
Liability position	970,903,815	733,881,980	(10,804,253)	(5,688,714)	(16,492,967)	(12,373,366)
Shares	475,503	350,817	(7,027)	802	(6,225)	(531)
Commodities	-	1,183	-	-	-	(3)
Interest	944,262,101	713,401,307	(7,811,701)	(5,904,331)	(13,716,032)	(11,585,539)
Foreign currency	26,166,211	20,128,673	(2,985,525)	214,815	(2,770,710)	(787,293)
Option contracts	2,221,819,217	751,071,797	399,793	154,221	554,014	785,490
Purchase commitments - long position	362,985,533	167,230,688	1,870,531	2,106,987	3,977,518	972,995
Shares	9,683,327	6,852,258	327,800	540,289	868,089	493,194
Commodities	867,016	516,978	21,758	(1,194)	20,564	16,200
Interest	297,081,954	108,949,075	235,128	76,519	311,647	65,601
Foreign currency	55,353,236	50,912,377	1,285,845	1,491,373	2,777,218	398,000
Commitments to sell - long position	777,115,628	208,434,061	1,760,110	(235,013)	1,525,097	2,172,705
Shares	11,741,534	8,214,818	380,505	229,973	610,478	346,329
Commodities	914,246	292,843	23,839	(4,908)	18,931	8,133
Interest	728,821,739	167,485,433	444,079	178,026	622,105	204,489
Foreign currency	35,638,109	32,440,967	911,687	(638,104)	273,583	1,613,754
Purchase commitments - short position	219,044,960	154,669,645	(1,498,918)	(1,880,045)	(3,378,963)	(892,445)
Shares	9,048,340	5,423,675	(165,875)	(477,069)	(642,944)	(321,219)
Commodities	1,124,701	363,959	(33,401)	916	(32,485)	(10,092)
Interest	157,778,141	98,084,287	(157,825)	(34,414)	(192,239)	(30,085)
Foreign currency	51,093,778	50,797,724	(1,141,817)	(1,369,478)	(2,511,295)	(531,049)
Commitments to sell - short position	862,673,096	220,737,403	(1,731,930)	162,292	(1,569,638)	(1,467,765)
Shares	10,621,948	7,486,287	(282,351)	(204,817)	(487,168)	(319,019)
Commodities	516,606	309,507	(13,431)	3,561	(9,870)	(19,932)
Interest	817,429,970	183,008,668	(567,753)	(205,813)	(773,566)	(192,270)
Foreign currency	34,104,572	29,932,941	(868,395)	569,361	(299,034)	(936,544)
Forward contracts	29,554,774	8,046,240	1,019,864	(1,375)	1,018,489	986,496
Purchases receivable	1,342,046	1,024,876	1,353,772	424	1,354,196	1,025,341
Shares	26,485	105,228	26,485	(534)	25,951	103,987
Interest	1,315,561	919,648	1,327,287	958	1,328,245	921,354
Purchases payable	-	-	(1,327,290)	-	(1,327,290)	(926,492)
Shares	-	-	(2)	-	(2)	(5,441)
Interest	-	-	(1,327,288)	-	(1,327,288)	(921,051)
Sales receivable	8,040,730	4,553,714	4,515,170	4,393	4,519,563	2,986,830
Shares	8,040,730	2,487,269	1,003,650	4,393	1,008,043	894,261
Interest	-	2,066,445	3,511,520	-	3,511,520	2,092,569
Sales deliverable	20,171,998	2,467,650	(3,521,788)	(6,192)	(3,527,980)	(2,099,183)
Shares	16,730,361	2,467,650	(10,268)	(1,554)	(11,822)	(5,662)
Interest	3,441,637	-	(3,511,520)	(4,638)	(3,516,158)	(2,093,521)
Credit derivatives	8,251,235	13,047,596	(29,614)	36,140	6,526	70,411
Asset position	4,363,192	7,800,633	81,900	63,803	145,703	254,233
Shares	1,834,019	1,489,051	27,855	72,548	100,403	51,837
Interest	2,317,104	293,107	47,684	(10,776)	36,908	997
Foreign currency	212,069	6,018,475	6,361	2,031	8,392	201,399
Liability position	3,888,043	5,246,963	(111,514)	(27,663)	(139,177)	(183,822)
Shares	1,206,680	446,335	(40,906)	(29,468)	(70,374)	(11,158)
Interest	2,469,294	159,389	(63,883)	3,528	(60,355)	(5,561)
Foreign currency	212,069	4,641,239	(6,725)	(1,723)	(8,448)	(167,103)
NDF - Non Deliverable Forward	239,273,806	259,294,196	(505,074)	143,649	(361,425)	(44,142)
Asset position	117,353,667	126,981,834	4,498,578	183,240	4,681,818	2,399,228
Commodities	196,804	127,260	14,306	1,982	16,288	16,097
Foreign currency	117,156,863	126,854,574	4,484,272	181,258	4,665,530	2,383,131
Liability position	121,920,139	132,312,362	(5,003,652)	(39,591)	(5,043,243)	(2,443,370)
Commodities	124,914	184,397	(12,878)	2,469	(10,409)	(33,402)
Foreign currency	121,795,225	132,127,965	(4,990,774)	(42,060)	(5,032,834)	(2,409,968)
Target flow of swap	954,484	1,214,580	(64,915)	57,412	(7,503)	(252,359)
Asset position	126,904	754,580	5,809	62,363	68,172	29,038
Interest	-	-	-	56,253	56,253	-
Foreign currency	126,904	754,580	5,809	6,110	11,919	29,038
Liability position	827,580	460,000	(70,724)	(4,951)	(75,675)	(281,397)
Interest	442,000	460,000	(16,144)	(2,309)	(18,453)	(281,397)
Foreign currency	385,580	-	(54,580)	(2,642)	(57,222)	-
Other derivative financial instruments	5,051,444	4,609,325	154,422	440,537	594,959	112,021
Asset position	3,555,013	2,718,729	167,303	527,342	694,645	171,217
Shares	443,905	676,768	21,630	11,776	33,406	55,671
Interest	3,078,014	1,941,897	147,871	78,323	226,194	110,953
Foreign currency	33,094	100,064	(2,198)	437,243	435,045	4,593
Liability position	1,496,431	1,890,596	(12,881)	(86,805)	(99,686)	(59,196)
Shares	1,311,168	1,553,150	(11,710)	(55,652)	(67,362)	(56,137)
Interest	85,681	293,133	(1,568)	(7,661)	(9,229)	(2,128)
Foreign currency	99,582	44,313	397	(23,492)	(23,095)	(931)
		ASSET	18,299,714	9,432,523	27,732,237	19,058,963
		LIABILITY	(24,082,950)	(7,571,669)	(31,654,619)	(20,727,036)
		TOTAL	(5,783,236)	1,860,854	(3,922,382)	(1,668,073)

Derivatives contracts mature as follows (in days)

Memorandum account / notional amount	0 - 30	31 - 180	181 - 365	Over 365	06/30/2018	06/30/2017
Futures	152,810,432	301,400,988	101,498,726	115,364,171	671,074,317	548,051,363
Swaps	25,069,549	121,877,796	177,465,818	646,490,652	970,903,815	733,881,980
Options	268,067,418	972,511,023	775,619,970	205,620,806	2,221,819,217	751,071,797
Forwards (onshore)	12,133,390	16,880,527	540,052	805	29,554,774	8,046,240
Credit derivatives	-	1,733,460	615,270	5,902,505	8,251,235	13,047,596
NDF - Non Deliverable Forward	78,003,008	92,982,864	52,360,065	15,927,869	239,273,806	259,294,196
Target flow of swap	23,212	-	214,692	716,580	954,484	1,214,580
Other derivative financial instruments	6,584	917,388	434,462	3,693,010	5,051,444	4,609,325

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	98

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	06/30/2018
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	NDF - Non Deliverable Forward	Target flow of swap	Other derivative financial instruments
B3	497,378,682	23,704,361	2,072,067,148	24,787,304	-	55,407,637	-	-
Over-the-counter market	173,695,635	947,199,454	149,752,069	4,767,470	8,251,235	183,866,169	954,484	5,051,444
Financial institutions	173,265,327	698,833,026	111,298,286	10,212	8,251,235	119,057,962	-	2,358,697
Companies	430,308	138,241,710	38,220,987	4,757,258	-	64,480,293	954,484	2,692,747
Individuals	-	110,124,718	232,796	-	-	327,914	-	-
Total	671,074,317	970,903,815	2,221,819,217	29,554,774	8,251,235	239,273,806	954,484	5,051,444
Total – 06/30/2017	548,051,363	733,881,980	751,071,797	8,046,240	13,047,596	259,294,196	1,214,580	4,609,325

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	99

IV - Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

	06/30/2018			06/30/2017
	Notional amount	Notional amount of credit		Notional amount of	Notional amount of credit
	of credit	protection purchased with		credit protection	protection purchased with
	protection sold	identical underlying amount	Net position	sold	identical underlying amount	Net position
Credit swaps	(6,941,034)	1,310,201	(5,630,833)	(7,837,834)	5,209,762	(2,628,072)
Total	(6,941,034)	1,310,201	(5,630,833)	(7,837,834)	5,209,762	(2,628,072)

The effect on the reference equity (Note 3) was R$ 107,845 (R$ 65,943 at 06/30/2017).

During the period, there was no occurrence of a credit event as defined in the agreements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	100

V - Hedge accounting

The effectiveness computed for the hedge portfolio was in conformity with the provisions of BACEN Circular nº. 3,082 of January 30, 2002, and the following hedge accounting structures are established:

I)	Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Syndicated Loans / Assets Transactions / Funding and agreements to resell) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR/UF*/TPM*/Selic), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, LIBOR/ UF*/ TPM* / Selic and foreign exchange rate.

*UF (Chilean Unit of Account) / TPM (Monetary Policy Rate).

	06/30/2018			06/30/2017
	Hedge Instrument		Hedge assets	Hedge Instruments		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Nominal value	Adjustment to market value (*)	Book value
Hedge of deposits and securities purchased under agreements to resell	24,808,215	(2,971,700)	25,756,957	71,522,389	(3,639,747)	69,964,363
Hedge of syndicated loan	-	-	-	2,646,560	(8,824)	2,646,560
Hedge of highly probable forecast transactions	113,997	4,237	113,997	260,747	1,213	260,702
Hedge of assets transactions	8,312,193	247,827	8,064,241	22,775,621	616,271	22,159,018
Hedge of Asset-backed Securities under Repurchase Agreements	36,454,413	169,588	35,779,721	16,247,558	255,675	16,035,159
Hedge of UF - denominated assets	13,274,417	(47,851)	13,274,417	13,337,682	9,888	13,337,682
Hedge of funding	3,193,658	(9,753)	3,193,658	4,883,252	(23,685)	4,883,252
Hedge of loan operations	283,872	5,690	283,872	1,037,457	20,376	1,037,457
Total		(2,601,962)			(2,768,833)

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

Gains or losses related to the accounting hedge of cash flows that we expect to recognize in the following 12 months amount to R$ (1,627,142) (R$ (921,116) at 06/30/2017).In the period ended 06/30/2018, the amount of R$ (142,574) was recognized in result.

To hedge future cash flows of highly probable forecast transactions, arising from futures contracts in foreign currency, against exposure to future exchange rate, ITAÚ UNIBANCO HOLDING CONSOLIDATED negotiated DDI Futures contracts and Dollar Purchase Options on B3; NDF (Non Deliverable Forward) contracts and currency swaps traded in the over-the-counter market.

To hedge future cash flows of futures receipts and payments against exposure to variable interest rate (CDI / LIBOR / TPM / UF / Selic), ITAÚ UNIBANCO HOLDING CONSOLIDATED negotiated DI futures contracts on B3, interest rate swap and Euro-Dollar Futures on Chicago Stock Exchange.

II)	Market risk – The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates related to recognized assets and liabilities.

	06/30/2018
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Adjustment to market value (*)
Hedge of loan operations	17,770,429	(55,950)	17,770,429	55,368
Hedge of available-for-sale securities	943,800	(38,913)	943,800	34,314
Hedge of funding	165,297,050	(30,663)	165,297,050	27,653
Total		(125,526)		117,335

	06/30/2017
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Adjustment to market value (*)
Hedge of loan operations	3,291,118	(94,568)	3,291,118	94,925
Hedge of available-for-sale securities	472,410	(32,305)	472,410	33,769
Hedge of syndicated loan	795,064	(1,534)	795,064	1,667
Hedge of funding	11,081,876	(36,833)	11,081,876	22,037
Total		(165,240)		152,398

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

To protect against market risk variation upon receipt and payment of interest, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – CLF, and denominated in Euros and dollars, issued by subsidiaries in Chile, London and Colombia, respectively, maturing between 2018 and 2035.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	101

III)	Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED's strategy of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

	06/30/2018			06/30/2017
	Hedge instrument		Hedge assets	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Nominal value	Adjustment to market value (*)	Book value
Hedge of net investment in foreign operations (*)	27,806,294	(6,242,064)	14,743,782	21,624,382	(2,607,677)	12,397,245
Total		(6,242,064)			(2,607,677)

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses DDI Futures contracts traded on B3, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

IV)	We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investiment in foreign operations:

	06/30/2018
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	15,415,657	2,544,101	5,022,835	111,575	1,705,507	8,540	-	24,808,215
Hedge of highly probable anticipated transactions	97,712	16,285	-	-	-	-	-	113,997
Hedge of loans	7,011,873	-	1,300,320	-	-	-	-	8,312,193
Hedge of assets denominated in UF	11,227,126	1,988,810	-	58,481	-	-	-	13,274,417
Hedge of funding (Cash flow)	1,870,363	508,937	475,486	29,570	-	309,302	-	3,193,658
Hedge of loan operations (Cash flow)	-	29,570	23,656	201,076	29,570	-	-	283,872
Hedge of loan operations (Market risk)	165,658	285,671	799,380	1,977,559	1,211,989	12,089,418	1,240,754	17,770,429
Hedge of funding (Market risk)	140,427	13,431,383	1,690,997	963,702	4,130,709	75,906,660	69,033,172	165,297,050
Hedge of available-for-sale securities	-	369,600	265,320	-	-	308,880	-	943,800
Asset-backed securities under repurchase agreements	25,164,137	6,513,152	1,527,057	-	3,250,067	-	-	36,454,413
Hedge of net investment in foreign operations (*)	27,806,294	-	-	-	-	-	-	27,806,294
Total	88,899,247	25,687,509	11,105,051	3,341,963	10,327,842	88,622,800	70,273,926	298,258,338

(*) Classified as current, since instruments are frequently renewed.

	06/30/2017
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	33,456,257	15,136,015	7,822,144	13,299,196	131,878	1,676,899	-	71,522,389
Hedge of syndicated loan	2,646,560	-	-	-	-	-	-	2,646,560
Hedge of highly probable anticipated transactions	148,733	98,041	13,973	-	-	-	-	260,747
Hedge of loans	15,223,711	6,389,914	-	1,161,996	-	-	-	22,775,621
Hedge of assets denominated in UF	11,821,078	332,514	1,160,150	-	23,940	-	-	13,337,682
Hedge of funding (Cash flow)	1,420,582	798,579	396,047	879,384	556,661	831,999	-	4,883,252
Hedge of loan operations (Cash flow)	-	-	24,940	19,952	169,592	822,973	-	1,037,457
Hedge of loan operations (Market risk)	433,131	200,203	146,269	25,631	633,355	293,508	1,559,021	3,291,118
Hedge of loan operations (Market risk)	-	795,064	-	-	-	-	-	795,064
Hedge of funding (Market risk)	3,522,024	100,207	4,098,364	346,590	8,760	1,157,155	1,848,776	11,081,876
Hedge of available-for-sale securities	-	-	-	218,286	-	254,124	-	472,410
Asset-backed securities under repurchase agreements	28,182	10,988,574	4,581,168	649,634	-	-	-	16,247,558
Hedge of net investment in foreign operations (*)	21,624,382	-	-	-	-	-	-	21,624,382
Total	90,324,640	34,839,111	18,243,055	16,600,669	1,524,186	5,036,658	3,407,797	169,976,116

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	102

g)	Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction nº. 475, ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis by market risk factors considered relevant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, by providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are an evaluation of a static position of the portfolio exposure and, therefore, do not consider management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity to significant losses. In addition, the study's sole purpose is to disclose the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	06/30/2018 (*)
		Scenarios
Risk factors	Risk of variations in:	I	II	III
Interest Rate	Fixed Income Interest Rates in Reais	(549)	(276,240)	(585,888)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(691)	(70,823)	(142,145)
Foreign Exchange Rates	Prices of Foreign Currencies	(338)	233,788	725,087
Price Index Linked	Interest of Inflation coupon	(320)	(23,775)	(49,037)
TR	TR Linked Interest Rates	-	-	(1)
Equities	Prices of Equities	160	16,658	9,836
Other	Exposures that do not fall under the definitions above	98	(1,781)	(3,876)
Total		(1,640)	(122,173)	(46,024)

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	06/30/2018 (*)
		Scenarios
Risk factors	Risk of variations in:	I	II	III
Interest Rate	Fixed Income Interest Rates in Reais	(7,868)	(1,781,322)	(3,533,213)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(2,468)	(287,358)	(554,990)
Foreign Exchange Rates	Prices of Foreign Currencies	(1,975)	218,368	700,642
Price Index Linked	Interest of Inflation coupon	(2,106)	(211,797)	(405,437)
TR	TR Linked Interest Rates	366	(92,078)	(220,552)
Equities	Prices of Equities	2,953	(51,628)	(126,736)
Other	Exposures that do not fall under the definitions above	113	(6,990)	(13,409)
Total		(10,985)	(2,212,805)	(4,153,695)

(*) Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

•	Scenario I: Addition of 1 base point in interest fixed rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices;

•	Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, for both growth and decline, considering the highest possible resulting losses per risk factor;

•	Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, for both growth and decline, considering the highest possible resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	103

Note 8 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	06/30/2018										06/30/2017
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	221,746,686	106,499,844	44,714,558	22,211,746	10,066,576	4,544,202	6,435,747	6,470,999	9,805,856	432,496,214	404,484,689
Loans and discounted trade receivables	91,115,450	87,162,485	33,789,512	18,652,117	8,511,947	3,362,210	4,661,325	4,354,965	8,874,520	260,484,531	236,559,000
Financing	56,856,516	12,190,022	8,351,040	2,601,010	898,938	603,165	968,528	1,783,825	549,368	84,802,412	85,300,030
Farming and agribusiness financing	7,110,912	873,573	401,928	41,473	98,889	72,167	4,034	2,100	21,960	8,627,036	10,789,960
Real estate financing	66,663,808	6,273,764	2,172,078	917,146	556,802	506,660	801,860	330,109	360,008	78,582,235	71,835,699

Lease operations	1,855,060	4,278,919	1,233,271	294,170	214,175	103,914	169,515	39,815	148,525	8,337,364	7,936,095

Credit card operations	268,544	61,291,272	2,881,818	2,527,663	974,209	566,811	660,501	520,032	2,792,830	72,483,680	61,924,467

Advance on exchange contracts (1)	2,273,560	1,194,717	382,309	66,537	91,128	29,329	61,762	56,962	-	4,156,304	4,291,948

Other sundry receivables (2)	12,862	447,946	3,306	17,471	3,200	939	40,877	8,398	501,163	1,036,162	1,237,697

Total operations with credit granting characteristics	226,156,712	173,712,698	49,215,262	25,117,587	11,349,288	5,245,195	7,368,402	7,096,206	13,248,374	518,509,724	479,874,896
Financial Guarantees Provided (3)										70,119,982	72,474,849
Total with Financial Guarantees Provided	226,156,712	173,712,698	49,215,262	25,117,587	11,349,288	5,245,195	7,368,402	7,096,206	13,248,374	588,629,706	552,349,745
Total – 06/30/2017	204,780,738	162,001,051	46,542,241	20,485,131	11,384,023	8,134,903	7,747,679	4,728,943	14,070,187	479,874,896

(1)	Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);

(2)	Includes Securities and credits receivable, Debtors for purchase of assets and Financial Guarantees Provided paid;

(3)	Recorded in Memorandum Accounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	104

II – By maturity and risk level

	06/30/2018										06/30/2017
	AA	A	B	C	D	E	F	G	H	Total	Total
					Overdue Operations (1) (2)
Falling due installments	-	-	1,956,075	1,836,807	1,392,957	1,231,262	1,375,577	1,119,314	3,913,946	12,825,938	13,615,912
01 to 30	-	-	87,255	79,137	56,343	44,889	44,019	78,355	158,496	548,494	530,622
31 to 60	-	-	54,967	59,793	43,260	37,010	45,280	77,806	126,863	444,979	464,678
61 to 90	-	-	52,694	57,074	42,611	34,275	37,270	30,258	247,384	501,566	451,005
91 to 180	-	-	143,916	154,873	126,613	120,937	122,964	95,905	360,501	1,125,709	1,200,986
181 to 365	-	-	239,454	286,267	230,906	183,937	197,114	164,135	644,139	1,945,952	2,145,528
Over 365	-	-	1,377,789	1,199,663	893,224	810,214	928,930	672,855	2,376,563	8,259,238	8,823,093
Overdue installments	-	-	1,181,084	1,037,698	1,099,858	967,885	1,289,994	1,246,901	5,919,120	12,742,540	12,586,936
01 to 14	-	-	24,963	45,450	44,210	20,675	19,374	15,078	65,171	234,921	223,492
15 to 30	-	-	934,540	149,344	92,288	74,641	62,581	82,974	128,676	1,525,044	1,489,420
31 to 60	-	-	221,581	714,718	187,029	116,036	193,365	84,157	273,187	1,790,073	1,992,295
61 to 90	-	-	-	92,047	699,652	156,271	159,177	98,006	280,307	1,485,460	1,530,884
91 to 180	-	-	-	36,139	76,679	509,102	800,712	883,187	1,157,696	3,463,515	3,263,245
181 to 365	-	-	-	-	-	91,160	54,785	83,499	3,818,259	4,047,703	3,996,176
Over 365	-	-	-	-	-	-	-	-	195,824	195,824	91,424
Subtotal	-	-	3,137,159	2,874,505	2,492,815	2,199,147	2,665,571	2,366,215	9,833,066	25,568,478	26,202,848
Specific allowance	-	-	(31,372)	(86,235)	(249,282)	(659,744)	(1,332,785)	(1,656,350)	(9,833,066)	(13,848,834)	(14,385,370)
Subtotal - 06/30/2017	-	-	2,890,132	2,986,301	2,584,470	2,343,863	2,640,623	2,574,992	10,182,467	26,202,848
	Non-overdue operations
Falling due installments	225,352,429	172,156,097	45,685,634	21,713,856	8,687,561	2,997,504	4,637,831	4,653,775	3,367,407	489,252,094	450,450,182
01 to 30	17,426,409	38,818,779	6,157,341	3,305,806	1,230,857	447,671	346,536	197,577	468,637	68,399,613	61,847,928
31 to 60	18,265,215	16,427,951	3,443,273	1,058,692	539,148	152,214	101,708	61,784	181,129	40,231,114	35,656,139
61 to 90	8,480,060	11,150,873	2,662,973	860,521	286,952	165,342	95,955	66,012	292,734	24,061,422	23,570,710
91 to 180	22,180,608	20,986,146	5,197,903	1,655,360	793,514	328,174	261,954	1,153,049	298,043	52,854,751	49,580,939
181 to 365	28,686,544	22,397,945	7,753,737	2,555,824	942,067	344,938	373,393	397,743	543,181	63,995,372	57,688,959
Over 365	130,313,593	62,374,403	20,470,407	12,277,653	4,895,023	1,559,165	3,458,285	2,777,610	1,583,683	239,709,822	222,105,507
Overdue up to 14 days	804,283	1,556,601	392,469	529,226	168,912	48,544	65,000	76,216	47,901	3,689,152	3,221,866
Subtotal	226,156,712	173,712,698	46,078,103	22,243,082	8,856,473	3,046,048	4,702,831	4,729,991	3,415,308	492,941,246	453,672,048
Generic allowance	-	(868,563)	(460,781)	(667,293)	(885,647)	(913,814)	(2,351,416)	(3,310,994)	(3,415,308)	(12,873,816)	(12,337,772)
Subtotal - 06/30/2017	204,780,738	162,001,051	43,652,109	17,498,830	8,799,553	5,791,040	5,107,056	2,153,951	3,887,720	453,672,048
Grand total	226,156,712	173,712,698	49,215,262	25,117,587	11,349,288	5,245,195	7,368,402	7,096,206	13,248,374	518,509,724	479,874,896
Existing allowance	-	(868,563)	(492,153)	(753,528)	(1,134,929)	(3,347,620)	(7,367,665)	(7,095,496)	(13,248,374)	(36,118,342)	(37,417,334)
Minimum allowance required	-	(868,563)	(492,153)	(753,528)	(1,134,929)	(1,573,558)	(3,684,201)	(4,967,344)	(13,248,374)	(26,722,650)	(26,723,142)
Additional allowance included
Financial Guarantees Provided	-	-	-	-	-	(1,774,062)	(3,683,464)	(2,128,152)	-	(9,395,692)	(10,694,192)
Financial Guarantees Provided	-	-	-	-	-	-	-	-	-	(1,810,014)	(1,884,402)
Additional allowance (3)	-	-	-	-	-	(1,774,062)	(3,683,464)	(2,128,152)	-	(7,585,678)	(8,809,790)
Existing allowance	-	(868,563)	(492,153)	(753,528)	(1,134,929)	(5,157,634)	(7,367,665)	(7,095,496)	(13,248,374)	(36,118,342)	(37,417,334)
Provision - delay(4)	-	-	(31,372)	(75,278)	(174,218)	(398,526)	(756,922)	(1,085,352)	(7,477,574)	(9,999,242)	(10,325,085)
Provision - aggravated(5)	-	(14,605)	(11,544)	(92,271)	(431,276)	(783,118)	(2,206,540)	(2,094,955)	(4,390,189)	(10,024,498)	(9,934,448)
Provision - potencial(3)	-	(853,958)	(449,237)	(585,979)	(529,435)	(3,975,990)	(4,404,203)	(3,915,189)	(1,380,611)	(16,094,602)	(17,157,801)
Grand total - 06/30/2017	204,780,738	162,001,051	46,542,241	20,485,131	11,384,023	8,134,903	7,747,679	4,728,943	14,070,187	479,874,896
Existing allowance	-	(810,005)	(465,422)	(614,555)	(1,138,402)	(5,958,986)	(7,746,905)	(4,728,470)	(14,070,187)	(37,417,334)
Minimum allowance required	-	(810,005)	(465,422)	(614,555)	(1,138,402)	(2,440,471)	(3,873,840)	(3,310,260)	(14,070,187)	(26,723,142)
Additional allowance included
Financial Guarantees Provided	-	-	-	-	-	(3,518,515)	(3,873,065)	(1,418,210)	-	(10,694,192)
Financial Guarantees Provided (6)	-	-	-	-	-	-	-	-	-	(1,884,402)
Additional allowance (3)	-	-	-	-	-	(3,518,515)	(3,873,065)	(1,418,210)	-	(8,809,790)
Existing allowance	-	(810,005)	(465,422)	(614,555)	(1,138,402)	(7,843,388)	(7,746,905)	(4,728,470)	(14,070,187)	(37,417,334)
Provision - delay(4)	-	-	(28,901)	(79,788)	(184,299)	(409,256)	(810,533)	(1,223,751)	(7,588,557)	(10,325,085)
Provision - aggravated(5)	-	(17,013)	(11,648)	(97,625)	(305,802)	(943,985)	(1,976,988)	(1,363,358)	(5,218,029)	(9,934,448)
Provision - potencial(3)	-	(792,992)	(424,873)	(437,142)	(648,301)	(6,490,147)	(4,959,384)	(2,141,361)	(1,263,601)	(17,157,801)

(1)	Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy;

(2)	The balance of non-accrual operations amounts to R$ 17,975,644 (R$ 18,644,587 at 06/30/2017);

(3)	Related to expected and potential loss;

(4)	Provisions for delay, as required by BACEN, related to the minimum provision required for overdue operations, in accordance with CMN Resolution nº. 2,682/1999;

(5)	Provisions for credits with aggravation of risk above the minimum required by BACEN for overdue operations and also provisions for credits that were renegotiated;

(6)	Provision for financial guarantees provided, recorded in liabilities in accordance with Resolution nº. 4,512/2016 of the National Monetary Council (CMN) and Circular Letter nº. 3,782/2016.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	105

III – By business sector

	06/30/2018%		06/30/2017%
Public Sector	2,652,568	0.5%	1,970,206	0.4%
Energy	1,085,585	0.2%	71,781	0.0%
Petrochemical and chemical	1,195,596	0.2%	1,416,094	0.3%
Sundry	371,387	0.1%	482,331	0.1%
Private sector	515,857,156	99.5%	477,904,690	99.6%
Companies	260,302,646	50.2%	249,100,368	51.9%
Sugar and alcohol	6,172,873	1.2%	8,151,380	1.7%
Agribusiness and fertilizers	16,409,452	3.2%	15,179,066	3.2%
Food and beverage	13,368,818	2.6%	11,804,061	2.5%
Banks and other financial institutions	7,887,734	1.5%	9,114,671	1.9%
Capital assets	4,240,696	0.8%	4,476,083	0.9%
Pulp and paper	2,054,249	0.4%	2,952,890	0.6%
Publishing and printing	953,158	0.2%	937,044	0.2%
Electronic and IT	4,123,746	0.8%	4,011,082	0.8%
Packaging	2,330,797	0.4%	1,992,121	0.4%
Energy and sewage	9,032,661	1.7%	8,112,235	1.7%
Education	2,136,741	0.4%	1,943,787	0.4%
Pharmaceuticals and cosmetics	5,270,024	1.0%	4,237,505	0.9%
Real estate agents	19,532,251	3.8%	21,128,203	4.4%
Entertainment and tourism	4,629,420	0.9%	4,190,248	0.9%
Wood and furniture	2,799,838	0.5%	2,364,178	0.5%
Construction materials	4,687,740	0.9%	4,706,099	1.0%
Steel and metallurgy	7,710,391	1.5%	7,515,630	1.6%
Media	591,580	0.1%	621,549	0.1%
Mining	6,019,960	1.3%	5,319,105	1.1%
Infrastructure work	9,418,459	1.8%	8,915,140	1.9%
Oil and gas (*)	5,232,806	1.0%	4,458,685	0.9%
Petrochemical and chemical	7,957,060	1.5%	7,743,870	1.6%
Health care	2,409,620	0.5%	2,272,948	0.5%
Insurance, reinsurance and pension plans	33,672	0.0%	49,140	0.0%
Telecommucations	2,137,602	0.4%	1,570,090	0.3%
Third sector	2,142,326	0.4%	2,795,810	0.6%
Trading	1,982,400	0.4%	1,317,732	0.3%
Transportation	14,636,402	2.8%	13,014,878	2.7%
Domestic appliances	1,791,026	0.3%	1,715,457	0.4%
Vehicles and autoparts	11,327,611	2.2%	13,635,706	2.8%
Clothing and shoes	4,613,300	0.9%	4,194,936	0.9%
Commerce - sundry	16,109,941	3.1%	14,083,139	2.9%
Industry - sundry	8,861,766	1.7%	7,402,257	1.5%
Sundry services	37,933,951	7.3%	33,634,026	7.0%
Sundry	13,762,575	2.7%	13,539,617	2.8%
Individuals	255,554,510	49.3%	228,804,322	47.7%
Credit cards	71,528,025	13.8%	61,035,962	12.7%
Real estate financing	68,050,763	13.1%	59,678,532	12.4%
Consumer loans / overdraft	100,545,004	19.4%	92,875,546	19.4%
Vehicles	15,430,718	3.0%	15,214,282	3.2%
Grand total	518,509,724	100.0%	479,874,896	100.0%

(*) Comprises trade of fuel.

IV - Financial guarantees provided by type

	06/30/2018		06/30/2017
Type of guarantees	Portfolio	Provision	Portfolio	Provision
Endorsements or sureties pledged in legal and administrative tax proceedings	34,987,221	(942,083)	36,343,398	(854,690)
Sundry bank guarantees	23,126,333	(690,630)	24,373,193	(841,492)
Other financial guarantees provided	6,035,350	(106,513)	4,518,126	(110,046)
Tied to the distribution of marketable securities via a Public Offering	1,259,330	(5,883)	2,713,120	(1,137)
Restricted to bids, auctions, service provision or execution of works	3,843,912	(55,896)	3,715,888	(70,566)
Restricted to supply of goods	674,027	(7,482)	566,529	(5,654)
Restricted to international trade of goods	193,809	(1,527)	244,595	(817)
Total	70,119,982	(1,810,014)	72,474,849	(1,884,402)

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	106

b) Credit concentration

	06/30/2018		06/30/2017
Loan, lease and other credit operations (*)	Risk	% of total	Risk	% of total
Largest debtor	5,501,637	0.9	4,770,679	0.9
10 largest debtors	31,603,416	5.4	30,035,211	5.4
20 largest debtors	48,118,355	8.2	47,742,002	8.6
50 largest debtors	74,084,111	12.6	77,607,529	14.1
100 largest debtors	100,498,166	17.1	103,633,970	18.8

(*) Amounts include financial guarantees provided.

	06/30/2018		06/30/2017
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of total	Risk	% of total
Largest debtor	7,761,378	1.2	6,620,682	1.1
10 largest debtors	42,937,624	6.4	41,074,823	6.5
20 largest debtors	67,516,521	10.0	66,190,097	10.5
50 largest debtors	108,966,699	16.2	109,056,704	17.4
100 largest debtors	144,135,923	21.4	143,656,716	22.9

(*) Amounts include financial guarantees provided.

c)	Changes in allowance for loan losses and Provision for Financial Guarantees Pledged

	01/01 to	01/01 to
	06/30/2018	06/30/2017
Opening balance	(37,309,465)	(37,431,102)
Adjustments arising from the first-time adoption of Resolution nº. 4,512/16.	-	(401,640)
Net increase for the period	(7,545,575)	(10,485,647)
Required by Resolution nº. 2,682/99	(8,260,039)	(10,632,744)
Required by Resolution nº. 4,512/16	139,630	(37,317)
Additional allowance (1)	574,834	184,414
Others	-	6,707
Write-Off	9,493,450	10,818,949
Exchange variation	(756,752)	75,399
Closing balance (2)	(36,118,342)	(37,417,334)
Required by Resolution nº. 2,682/99	(26,722,650)	(26,723,142)
Specific allowance (3)	(13,848,834)	(14,385,370)
Generic allowance (4)	(12,873,816)	(12,337,772)
Additional allowance included Provision for Financial Guarantees Provided	(9,395,692)	(10,694,192)
Provision for Financial Guarantees Provided (5)	(1,810,014)	(1,884,402)
Additional allowance (1)	(7,585,678)	(8,809,790)
Existing allowance	(36,118,342)	(37,417,334)
Provision delay	(9,999,242)	(10,325,085)
Provision aggravated	(10,024,498)	(9,934,448)
Provision potential	(16,094,602)	(17,157,801)

(1)	Refers to the provision in excess of the minimum required percentage by CMN Resolution nº. 2,682 of December 21, 1999;

(2)	The allowance for loan losses related to the lease portfolio amounts to: R$ (356,297) (R$ (344,140) at 06/30/2017);

(3)	Operations with overdue installments for more than 14 days or under responsibility of administrators or companies in the process of declaring bankruptcy;

(4)	For operations not covered in the previous item due to the classification of the client or operation;

(5)	Provision for financial guarantees provided, recorded in liabilities in accordance with Resolution nº. 4,512/2016 of the National Monetary Council (CMN) and Circular Letter nº. 3,782/2016.

At 06/30/2018, the balance of the allowance in relation to the loan portfolio is equivalent to 7.0% (7.8% at 06/30/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	107

d)	Recovery and renegotiation of credits

	06/30/2018			06/30/2017
	Portfolio (1)	Allowance for Loan Losses	%	Portfolio (1)	Allowance for Loan Losses	%
Total renegotiated loans	27,457,500	(10,958,849)	39.9%	26,385,631	(10,872,877)	41.2%
(-) Renegotiated loans overdue up to 30 days(2)	(9,946,871)	2,321,790	23.3%	(8,499,416)	1,887,425	22.2%
Renegotiated loans overdue over 30 days(2)	17,510,629	(8,637,059)	49.3%	17,886,215	(8,985,452)	50.2%

(1)	The amounts related to renegotiated loans up to 30 days of the Lease Portfolio are: R$ 125,951 (R$ 153,077 at June 30, 2017);

(2)	Delays determined upon renegotiation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	108

e)	Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution nº. 2,921, of January 17, 2002.

	06/30/2018					01/01 to 06/30/2018	06/30/2017	01/01 to 06/30/2017
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Income (expenses)	Total	Income (expenses)
Restricted operations on assets
Loan operations	18,563	84,125	407,091	9,126,140	9,635,919	848,038	2,522,782	165,674
Liabilities - restricted operations on assets
Foreign borrowing through securities	18,563	84,125	-	9,434,379	9,537,067	(855,542)	2,522,766	(165,889)
Net revenue from restricted operations						(7,504)		(215)

At 06/30/2018 and 06/30/2017 there were no balances in default.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	109

f)	Operations of sale or transfers and acquisition of financial assets

I -	Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with the current regulations, together at that time with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not, the amount of whereby the bank assumes joint obligations, at 06/30/2018 where the entity substantially retained the related risks and benefits, is R$ 95,438 (R$ 120,188 at 06/30/2017), composed of real estate financing of R$ 87,205 (R$ 110,468 at 06/30/2017) and farming financing of R$ 8,233 (R$ 9,720 at 06/30/2017).

ll -	Beginning in January 2012, as provided for by CMN Resolution nº. 3,533/08, of January 31, 2008 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sales or transfers of financial assets.

The breakdown of financial assets sale or transfer transactions with risk and benefit retention is presented below.

	06/30/2018				06/30/2017
Nature of operation	Assets		Liabilities (1)		Assets		Liabilities (1)
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	2,103,033	2,018,831	2,096,250	2,012,048	2,623,983	2,645,438	2,621,809	2,643,264
Working capital	2,505,204	2,505,204	2,437,154	2,437,154	2,708,888	2,708,888	2,708,888	2,708,888
Vehicles (2)	-	-	1,803	1,803	-	-	3,146	3,146
Companies - loan (2)	-	-	3,351	3,351	-	-	5,843	5,843
Total	4,608,237	4,524,035	4,538,558	4,454,356	5,332,871	5,354,326	5,339,686	5,361,141

(1)	Under Other sundry liabilities;

(2)	Assignment of operations that had already been written down to losses.

The sale or transfer transactions involving financial assets that posted loss, with no retention of risk if benefits affected the result of the period by R$ 133,991 (R$ 29,901 from January 1 to June 30, 2017).

Sales or transfers of financial assets of the active portfolio, with no retention of risks and benefits the amount R$ 730,330 (R$ 222,194 at June 30 2017 ) with effect on the result R$ 12,291 (R$ 7,407 from January 1 to June 30, 2017), net of the Allowance for Loan Losses, were not carried out in this quarter.

During the period, financial assets were transferred without retention of risks and rewards between related companies in connection with those transactions whose likelihood of recovery was considered by Management as remote.

The portfolio transferred, in the amount of R$ 7,008,214 (R$ 10,556,672 at 06/30/2017) fully written down to losses, was realized for the amount of R$ 53,875 (R$ 141,565 at 06/30/2017) according to an external appraisal report. The transaction did not have impact on the consolidated results.

There were acquisitions of loan portfolios with the retention of assignor’s risks during the first semester of 2018 the amount R$ 140,714.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	110

Note 9 - Foreign exchange portfolio

	06/30/2018	06/30/2017
Assets - other receivables	62,308,829	60,871,681
Exchange purchase pending settlement – foreign currency	34,334,823	31,797,596
Bills of exchange and term documents – foreign currency	6,446	17,318
Exchange sale rights – local currency	28,394,208	29,630,518
(Advances received) – local currency	(426,648)	(573,751)
Liabilities – other liabilities (Note 2a)	61,963,284	61,471,801
Exchange sales pending settlement – foreign currency	28,185,191	30,200,253
Liabilities from purchase of foreign currency – local currency	33,570,465	31,093,434
Other	207,628	178,114
Memorandum accounts	1,820,101	1,371,365
Outstanding import credits – foreign currency	802,993	817,797
Confirmed export credits – foreign currency	1,017,108	553,568

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	111

Note 10 – Funding, borrowing and onlending

a)	Summary

	06/30/2018						06/30/2017
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Deposits	226,914,326	35,683,256	21,228,034	142,769,809	426,595,425	43.9	352,327,392	38.3
Deposits received under securities repurchase agreements	215,280,308	11,339,012	14,853,486	74,081,096	315,553,902	32.4	339,122,986	36.8
Funds from acceptance and issuance of securities	5,925,540	23,721,309	14,738,530	70,623,052	115,008,431	11.8	108,076,127	11.7
Borrowing and onlending	5,452,463	19,842,257	14,444,124	22,133,636	61,872,480	6.4	69,530,259	7.5
Subordinated debt	217,176	4,537,909	317,129	48,853,116	53,925,330	5.5	52,104,210	5.7
Total	453,789,813	95,123,743	65,581,303	358,460,709	972,955,568	100.0	921,160,974	100.0
% per maturity term	46.7	9.8	6.7	36.8	100.0
Total – 06/30/2017	411,976,401	104,245,267	86,193,668	318,745,638	921,160,974
% per maturity term	44.7	11.3	9.4	34.6	100.0

b)	Deposits

	06/30/2018						06/30/2017
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Demand deposits	70,645,868	-	-	-	70,645,868	16.6	63,988,668	18.2
Savings accounts	127,341,701	-	-	-	127,341,701	29.9	109,517,027	31.1
Interbank	1,158,164	871,973	760,429	52,454	2,843,020	0.7	2,686,391	0.7
Time deposits	27,765,945	34,811,283	20,467,605	142,717,355	225,762,188	52.8	176,133,186	50.0
Other deposits	2,648	-	-	-	2,648	0.0	2,120	0.0
Total	226,914,326	35,683,256	21,228,034	142,769,809	426,595,425	100.0	352,327,392	100.0
% per maturity term	53.1	8.4	5.0	33.5	100.0
Total – 06/30/2017	199,129,508	32,134,298	19,464,378	101,599,208	352,327,392
% per maturity term	56.5	9.1	5.5	28.9	100.0

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Interbank Deposits with maturity within 31 to 180 days amouting to R$ 5,853,095 (R$ 8,292,948 at 06/30/2017), and over 365 days amounting to R$ 7,509,763 (R$ 4,974,201 at 06/30/2017), totaling R$ 13,362,858 (R$ 13,267,149 at 06/30/2017) and Demand deposits with maturity within 0 to 30 days amouting to R$ 13,510,406.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	112

c)	Deposits received under securities repurchase agreements

	06/30/2018						06/30/2017
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Own portfolio	52,481,222	10,232,051	11,843,604	12,728,076	87,284,953	27.7	99,935,182	29.4
Government securities	44,617,147	453,512	9,519	4,315	45,084,493	14.3	4,843,631	1.4
Corporate Securities	6,448,583	-	-	-	6,448,583	2.0	4,835,162	1.4
Own issue	1,406,567	9,753,423	11,673,920	12,557,883	35,391,793	11.2	89,814,295	26.5
Foreign	8,925	25,116	160,165	165,878	360,084	0.2	442,094	0.1
Third-party portfolio	155,245,579	37,333	-	-	155,282,912	49.2	182,994,666	54.0
Free portfolio	7,553,507	1,069,628	3,009,882	61,353,020	72,986,037	23.1	56,193,138	16.6
Total	215,280,308	11,339,012	14,853,486	74,081,096	315,553,902	100.0	339,122,986	100.0
% per maturity term	68.2	3.6	4.7	23.5	100.0
Total – 06/30/2017	201,409,981	18,883,793	30,137,781	88,691,431	339,122,986
% per maturity term	59.3	5.6	8.9	26.2	100.0

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	113

d)	Funds from acceptance and issuance of securities

	06/30/2018						06/30/2017
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Funds from bills:	5,017,138	19,735,183	9,761,170	32,633,622	67,147,113	58.4	62,168,274	57.5
Financial	1,935,011	7,024,259	5,194,206	20,702,109	34,855,585	30.3	27,157,017	25.1
Real estate	1,678,509	8,067,833	1,647,217	3,436,770	14,830,329	12.9	18,871,894	17.5
Bills of credit related to agribusiness	1,403,618	4,643,091	2,919,747	8,494,743	17,461,199	15.2	16,139,363	14.9
Foreign securities	851,794	2,448,338	3,136,351	37,031,786	43,468,269	37.8	41,689,128	38.6
Non-trade related – issued abroad	851,794	2,448,338	3,136,351	37,031,786	43,468,269	37.8	41,689,128	38.6
Brazil risk note programme	14,248	343,707	274,987	2,064,917	2,697,859	2.3	6,264,289	5.9
Structure note issued	74,512	910,367	722,902	4,125,359	5,833,140	5.1	5,346,421	4.9
Bonds	635,831	383,672	559,115	25,327,562	26,906,180	23.4	24,358,680	22.5
Fixed rate notes	92,184	516,698	1,446,636	2,867,739	4,923,257	4.3	3,091,975	2.9
Eurobonds	-	399	-	11,364	11,763	0.0	16,699	0.0
Mortgage notes	14,515	17,397	30,692	275,871	338,475	0.3	361,870	0.3
Other	20,504	276,098	102,019	2,358,974	2,757,595	2.4	2,249,194	2.1
Structured Operations Certificates (*)	56,608	1,537,788	1,841,009	957,644	4,393,049	3.8	4,218,725	3.9
Total	5,925,540	23,721,309	14,738,530	70,623,052	115,008,431	100.0	108,076,127	100.0
% per maturity term	6.3	21.6	17.1	55.0	100.0
06/30/2017	5,474,292	23,731,381	18,467,922	60,402,532	108,076,127
% per maturity term	5.1	22.0	17.0	55.9	100.0

(*) As of 06/30/2018, the market value of the funding from Structured Operations Certificates issued is R$ 4,546,092 (R$ 4,418,309 of 06/30/2017) according to BACEN Circular Letter nº. 3,623.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Brazil Risk Note Programme with maturities of 31 days to 180 days amount of R$ 31,420 (R$ 50,822 at 06/30/2017) with maturities of 181 to 365 days amount of R$ (R$ 3,480,174 at 06/30/2017) and over 365 days amounting to R$ 77,070, totaling R$ 108,490 (R$ 3,530,996 at 06/30/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	114

e)	Borrowing and onlending

	06/30/2018						06/30/2017
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Borrowing	4,645,926	16,931,752	11,434,406	8,639,624	41,651,708	67.3	42,337,032	60.9
Domestic	1,157,883	-	-	1,664	1,159,547	1.9	1,677,360	2.4
Foreign (*)	3,488,043	16,931,752	11,434,406	8,637,960	40,492,161	65.4	40,659,672	58.5
Onlending	806,537	2,910,505	3,009,718	13,494,012	20,220,772	32.7	27,193,227	39.1
Domestic – official institutions	806,537	2,910,505	3,009,718	13,494,012	20,220,772	32.7	27,193,227	39.1
BNDES	370,331	1,246,311	1,276,586	6,511,920	9,405,148	15.2	12,513,627	18.0
FINAME	435,186	1,634,517	1,700,993	6,498,891	10,269,587	16.6	14,036,943	20.2
Other	1,020	29,677	32,139	483,201	546,037	0.9	642,657	0.9
Total	5,452,463	19,842,257	14,444,124	22,133,636	61,872,480	100.0	69,530,259	100.0
% per maturity term	8.8	32.1	23.3	35.8	100.0
Total – 06/30/2017	4,958,866	21,219,920	15,554,575	27,796,898	69,530,259
% per maturity term	7.1	30.5	22.4	40.0	100.0

(*) Foreign borrowing are basically represented by foreign exchange transactions related to export pre-financing and import financing.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	115

f)	Subordinated debt, including perpetual ones

	06/30/2018						06/30/2017
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Financial treasury bills	217,176	4,537,909	186,540	4,491,675	9,433,300	17.5	20,579,884	39.5
Euronotes	-	-	-	30,565,142	30,565,142	56.7	26,148,134	50.2
Bonds	-	-	130,589	6,147,168	6,277,757	11.6	5,423,939	10.4
Debt instruments eligible as capital	-	-	-	7,663,805	7,663,805	14.2	-	0.0
(-) Transaction costs incurred (Note 4b)	-	-	-	(14,674)	(14,674)	(0.0)	(47,747)	(0.1)
Grand total (*)	217,176	4,537,909	317,129	48,853,116	53,925,330	100.0	52,104,210	100.0
% per maturity term	0.4	8.4	0.6	90.6	100.0
Total – 06/30/2017	1,003,754	8,275,875	2,569,012	40,255,569	52,104,210
% per maturity term	1.9	15.9	4.9	77.3	100.0

(*) According to current legislation, the accounting balance of subordinated debt as of June 2018 was used for the calculation of reference equity as of December, 2012, totaling R$ 39,580,813.

Perpetual subordinate notes / Supplementary Capital (AT1), issued on December 12, 2017 and March 19, 2018, were approved by BACEN, increasing by 0.9 p.p. the Tier I Capital index of Itaú Unibanco.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	116

Description

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated financial bills - BRL
	2,939,227	2012	2018	108% to 113% of CDI	3,400,833
	34,645			IPCA + 4.4% to 6.58%	64,454
	1,254,700			100% of CDI + 1.01% to 1.05%	1,271,667
	10,000			10.56%	18,130
	2,000	2011	2019	109% to 109.7% of CDI	4,120
	1,000	2012	2019	110% of CDI	2,025
	12,000			11.96%	24,752
	100,500			IPCA + 4.7% to 6.3%	177,913
	1,000	2012	2020	111% of CDI	2,039
	20,000			IPCA + 6% to 6.17%	42,256
	6,000	2011	2021	109.25% to 110.5% of CDI	12,713
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	4,384,168
	20,000			IGPM + 4.63%	28,230
				Total	9,433,300
Subordinated euronotes - USD
	1,000,000	2010	2020	6.2%	3,898,606
	1,000,000		2021	5.75%	3,965,858
	750,000	2011	2021	5.75% to 6.2%	2,903,349
	550,000	2012	2021	6.2%	2,120,690
	2,625,000		2022	5.5% to 5.65%	10,301,739
	1,870,000		2023	5.13%	7,243,593
	20,000	2017		6.12%	77,365
	10,000	2018		6.5%	39,268
Subordinated bonds - CLP				Total	30,550,468
	11,048,394	2008	2022	7.4% to 7.99%	121,111
	32,720,912		2033	3.5% to 4.5%	237,558
	110,390,929		2033	4.8%	953,749
	98,151,772	2009	2035	4.8%	867,783
	2,000		2019	10.8%	2,713
	94,500		2019	IPC + 2%	127,876
	11,311,860	2010	2032	4.4%	83,920
	24,928,312		2035	3.9%	193,059
	125,191,110		2036	4.4%	918,458
	87,087,720		2038	3.9%	668,953
	68,060,124		2040	4.1%	515,043
	33,935,580		2042	4.4%	251,128
	104,000	2013	2023	IPC + 2%	138,726
	146,000		2028	IPC + 2%	194,781
	510,107	2014	2024	LIB	675,791
	47,307,480		2034	3.8%	327,108
Debt instruments eligible as capital - USD				Total	6,277,757

	1,230,000	2017		6.12%	4,757,965
	740,000	2018		6.5%	2,905,840
				Total	7,663,805

Total					53,925,330

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Subordinated Euronotes with maturities over 365 days amounting to R$ 30,551,819 (R$ 26,100,387 at 06/30/2017) and Debt Instruments Eligible as Capital over 365 days amounting to R$ 7,663,805.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	117

Note 11 - Insurance, pension plan and capitalization operations

a)	Composition of the technical provisions

	Insurance		Pension plan		Capitalization		Total
	06/30/2018	06/30/2017	06/30/2018	06/30/2017	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Unearned premiums	1,993,421	1,951,410	13,885	16,396	-	-	2,007,306	1,967,806
Mathematical provision of benefits to be granted and benefits granted	189,427	74,968	184,036,424	161,679,285	-	-	184,225,851	161,754,253
Redemptions and other unsettled amounts	11,791	11,014	300,084	230,862	-	-	311,875	241,876
Financial surplus	1,877	1,838	588,854	611,225	-	-	590,731	613,063
Unsettled claims	545,894	542,564	43,820	28,436	-	-	589,714	571,000
Claims / events incurred but not reported	352,322	359,469	25,759	27,558	-	-	378,081	387,027
Administrative and related expenses	27,742	28,989	99,408	77,619	9,397	13,175	136,547	119,783
Mathematical provision for capitalization and redemptions	-	-	-	-	3,309,479	3,179,220	3,309,479	3,179,220
Raffles payable and to be held	-	-	-	-	16,665	21,941	16,665	21,941
Other provisions(1)	133,804	553,432	64,286	337,759	202	255	198,292	891,446
Total (2)	3,256,278	3,523,684	185,172,520	163,009,140	3,335,743	3,214,591	191,764,541	169,747,415

(1)	It considers mostly the Supplemental Coverage Provision, regulated by SUSEP Circular nº. 517, of July 30, 2015;

(2)	This table covers the amendments established by SUSEP Circular nº. 517, of July 30, 2015, also for comparison purposes.

The total of Technical Provisions represents the amount of obligations after the Liability Adequacy Test is carried out.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	118

b)	Assets guaranteeing technical provisions - SUSEP

	Insurance		Pension plan		Capitalization		Total
	06/30/2018	06/30/2017	06/30/2018	06/30/2017	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Interbank investments – money market	837,561	698,786	806,111	905,642	1,827,637	1,378,648	3,471,309	2,983,076
Securities and derivative financial instruments	1,420,328	1,879,326	185,448,482	163,166,889	1,672,349	2,002,014	188,541,159	167,048,229
PGBL / VGBL fund quotas (1)	-	-	176,994,586	155,598,087	-	-	176,994,586	155,598,087
Government securities - domestic	-	-	155,027,584	131,940,190	-	-	155,027,584	131,940,190
National treasury bills	-	-	41,164,945	43,487,052	-	-	41,164,945	43,487,052
National treasury notes	-	-	54,036,730	37,886,532	-	-	54,036,730	37,886,532
Financial treasury bills	-	-	45,866,191	33,109,824	-	-	45,866,191	33,109,824
Repurchase agreements	-	-	13,959,718	17,456,782	-	-	13,959,718	17,456,782
Financial Treasury Bills	-	-	635,682	162,332	-	-	635,682	162,332
National Treasury Bills	-	-	8,536,405	16,566,779	-	-	8,536,405	16,566,779
National Treasury Notes	-	-	4,787,631	727,671	-	-	4,787,631	727,671
Corporate securities	-	-	22,038,600	23,280,901	-	-	22,038,600	23,280,901
Bank deposit certificates	-	-	806,945	1,510,560	-	-	806,945	1,510,560
Debentures	-	-	1,442,858	968,423	-	-	1,442,858	968,423
Shares	-	-	2,050,234	1,030,856	-	-	2,050,234	1,030,856
Promissory notes	-	-	233,359	25,635	-	-	233,359	25,635
Financial treasury bills	-	-	17,475,913	18,102,988	-	-	17,475,913	18,102,988
Others	-	-	-	75,175	-	-	-	75,175
Repurchase agreements - Debentures	-	-	29,291	1,567,264	-	-	29,291	1,567,264
PGBL / VGBL fund quotas	-	-	436,513	1,057,336	-	-	436,513	1,057,336
Derivative financial instruments	-	-	(655,812)	(398,831)	-	-	(655,812)	(398,831)
Loans for shares	-	-	59,563	(1,037)	-	-	59,563	(1,037)
Accounts receivable / (payable)	-	-	88,138	(280,472)	-	-	88,138	(280,472)
Other assets	1,420,328	1,879,326	8,453,896	7,568,802	1,672,349	2,002,014	11,546,573	11,450,142
Government	711,826	872,031	8,265,013	7,505,529	399,183	291,576	9,376,022	8,669,136
Private	708,502	1,007,295	188,883	63,273	1,273,166	1,710,438	2,170,551	2,781,006
Receivables from insurance and reinsurance operations (2)	1,072,508	1,089,255	-	-	-	-	1,072,508	1,089,255
Credit rights	940,719	905,409	-	-	-	-	940,719	905,409
Commercial – extended guarantee	88,866	139,992	-	-	-	-	88,866	139,992
Reinsurance	42,923	43,854	-	-	-	-	42,923	43,854
Total	3,330,397	3,667,367	186,254,593	164,072,531	3,499,986	3,380,662	193,084,976	171,120,560

(1)	The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a counter-entry to lliabilities in Pension plan technical provision accounts (Note 11a);
(2)	Recorded under Other receivables and Other assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	119

c)	Financial and operating income

	Insurance						Pension plan						Capitalization		Total
	01/01 to 06/30/2018			01/01 to 06/30/2017			01/01 to 06/30/2018			01/01 to 06/30/2017			01/01 to	01/01 to	01/01 to	01/01 to
	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Financial income related to insurance, pension plan and capitalization operations	49,471	-	49,471	114,231	-	114,231	218,981	-	218,981	125,346	-	125,346	15,269	97,325	283,721	336,902
Financial income	59,720	-	59,720	120,752	-	120,752	4,196,173	-	4,196,173	7,865,873	-	7,865,873	101,886	195,337	4,357,779	8,181,962
Financial expenses	(10,249)	-	(10,249)	(6,521)	-	(6,521)	(3,977,192)	-	(3,977,192)	(7,740,527)	-	(7,740,527)	(86,617)	(98,012)	(4,074,058)	(7,845,060)
Operating income related to insurance, pension plan and capitalization operations	1,302,545	17,178	1,319,723	1,428,602	987	1,429,589	307,035	(2,029)	305,006	(7,996)	(1,585)	(9,581)	247,408	295,791	1,872,137	1,715,799
Premiums and contributions	2,122,892	(3,470)	2,119,422	1,985,845	(24,536)	1,961,309	10,026,837	(2,029)	10,024,808	11,274,122	(1,585)	11,272,537	1,338,934	1,426,866	13,483,164	14,660,712
Changes in technical provisions	(122,537)	1,617	(120,920)	214,758	2,730	217,488	(9,689,086)	-	(9,689,086)	(11,240,361)	-	(11,240,361)	1,971	2,543	(9,808,035)	(11,020,330)
Expenses for claims, benefits, redemptions and raffles	(633,405)	18,988	(614,417)	(604,256)	22,743	(581,513)	(28,319)	-	(28,319)	(38,277)	-	(38,277)	(1,093,769)	(1,133,869)	(1,736,505)	(1,753,659)
Selling expenses	(32,249)	43	(32,206)	(146,035)	50	(145,985)	(1,841)	-	(1,841)	(2,116)	-	(2,116)	(2,255)	(2,394)	(36,302)	(150,495)
Other operating revenues and expenses	(32,156)	-	(32,156)	(21,710)	-	(21,710)	(556)	-	(556)	(1,364)	-	(1,364)	2,527	2,645	(30,185)	(20,429)
Total income related to insurance, pension plan and capitalization operations	1,352,016	17,178	1,369,194	1,542,833	987	1,543,820	526,016	(2,029)	523,987	117,350	(1,585)	115,765	262,677	393,116	2,155,858	2,052,701

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	120

Note 12 – Contingent assets and liabilities and legal liabilities – tax and social security

ITAÚ UNIBANCO HOLDING, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent Assets: There are no contingent assets recorded.

b) Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions.

-	Civil lawsuits:

In general, contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows:

Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized.

Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss, which is estimated based on the characteristics of the lawsuit. The amounts considered as probable losses are recorded as provisions.

It should be mentioned that ITAÚ UNIBANCO HOLDING is a party to specific lawsuits related to the collection of understated inflation adjustments to savings accounts resulting from economic plans implemented in the 80’s and 90’s as a measure to combat inflation.

Although ITAÚ UNIBANCO HOLDING complied with the rules in effect at the time, the company is a defendant in lawsuits filed by individuals that address this topic, as well as in class actions filed by: (i) consumer protection associations; and (ii) the Public Prosecution Office on behalf of savings account holders. With respect to these lawsuits, ITAÚ UNIBANCO HOLDING records provisions when it is served and when the individuals apply to enforce the decision rendered by the Judicial Branch, using the same criteria adopted to determine provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision.

In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the Central Bank of Brazil (BCB), savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to economic plans, and Itaú has already adhered to its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and, savers may adhere to their terms for a 24-month period, counted as from May 5, 2018 with the subsequent conclusion of lawsuits.

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No amount is recorded as a provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 3,990,175 (R$ 3,730,816 at 06/30/2017), in this amount there are no values resulting from interests in joint ventures.

-	Labor claims

Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered relevant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. These contingencies are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss which, in turn, is estimated in accordance with the actual and legal characteristics related to that lawsuit.

No amount is recorded as a provision for labor claims for which the likelihood of loss is considered possible, and for which the total estimated risk is R$ 115,753 (R$ 53,716 at 06/30/2017).

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

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The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposit balances:

					01/01 to
	01/01 to 06/30/2018				06/30/2017
	Civil	Labor	Other	Total	Total
Opening balance	5,299,650	7,282,610	150,685	12,732,945	12,663,668
Effect of change in consolidation criteria	-	-	-	-	(1,392)
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	(243,221)	(997,546)	-	(1,240,767)	(1,321,770)
Subtotal	5,056,429	6,285,064	150,685	11,492,178	11,340,506
Monetary restatement/charges	60,543	252,818	-	313,361	375,881
Changes in the period reflected in results (Notes 13f and 13i)	137,184	741,624	260,641	1,139,449	1,669,843
Increase (*)	371,791	837,391	260,942	1,470,124	2,021,468
Reversal	(234,607)	(95,767)	(301)	(330,675)	(351,625)
Payment	(578,322)	(1,229,428)	-	(1,807,750)	(1,900,605)
Subtotal	4,675,834	6,050,078	411,326	11,137,238	11,485,625
(+) Contingencies guaranteed by indemnity clauses (Note 4n I)	208,538	983,065	-	1,191,603	1,315,571
Closing balance	4,884,372	7,033,143	411,326	12,328,841	12,801,196
Closing balance at 06/30/2017	5,224,787	7,330,715	245,694	12,801,196
Escrow deposits at 06/30/2018	1,538,500	2,250,278	-	3,788,778
Escrow deposits at 06/30/2017	1,528,605	2,288,401	-	3,817,006

(*) Civil provisions include the provision for economic plans amounting to R$ (176,116) (R$ 72,824 from 01/01 to 06/30/2017) (Note 22k).

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-	Tax and social security lawsuits

ITAÚ UNIBANCO HOLDING classify as legal liability the lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, which are the subject matter of a provision, regardless of the probability of loss.

Tax contingencies correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. A provision is recognized whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective balances of escrow deposits for Tax and Social Security lawsuits:

				01/01 to
	01/01 to 06/30/2018			06/30/2017
	Legal
Provisions	obligation	Contingencies	Total	Total
Opening balance	4,736,215	2,266,944	7,003,159	8,245,149
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	-	(66,190)	(66,190)	(68,734)
Subtotal	4,736,215	2,200,754	6,936,969	8,176,415
Monetary restatement / charges	67,582	124,597	192,179	385,718
Changes in the period reflected in results	(35,324)	(20,003)	(55,327)	49,226
Increase	91,161	153,761	244,922	254,020
Reversal	(126,485)	(173,764)	(300,249)	(204,794)
Payment	(262,563)	(14,973)	(277,536)	(12,569)
Subtotal	4,505,910	2,290,375	6,796,285	8,598,790
(+) Contingencies guaranteed by indemnity clauses (Note 4n I)	-	66,692	66,692	70,597
Closing balance (Note 14c)	4,505,910	2,357,067	6,862,977	8,669,387
Closing balance at 06/30/2017 (Note 14c)	4,816,589	3,852,798	8,669,387

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				01/01 to
	01/01 to 06/30/2018			06/30/2017
	Legal
Escrow deposits	obligation	Contingencies	Total	Total
Opening balance	4,549,151	621,058	5,170,209	4,846,526
Appropriation of income	75,582	7,257	82,839	174,206
Changes in the period	(139,425)	(13,099)	(152,524)	18,253
Deposited	76,949	6,261	83,210	136,328
Withdrawals	(33,102)	(7,786)	(40,888)	(117,191)
Reversals to income	(183,272)	(11,574)	(194,846)	(884)
Closing balance	4,485,308	615,216	5,100,524	5,038,985
Relocated to assets pledged in guarantee of contingencies (Note 12d)	-	(937)	(937)	-
Closing balance after relocated	4,485,308	614,279	5,099,587	5,038,985
Closing balance at 06/30/2017	4,499,576	539,409	5,038,985

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The main discussions related to the provisions recognized for Tax and Social Security Lawsuits are as follows:

•	CSLL – Isonomy – R$ 1,314,858: discussing the lack of constitutional support for the increase, established by law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,298,333;

•	PIS and COFINS – Calculation basis – R$ 627,616: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposit in court totals R$ 605,831;

•	INSS – Non-compensatory amounts – R$ 651,866: the non-levy of social security contribution on amounts paid as profit sharing is defended.

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Off-balance sheet contingencies

The amounts involved in tax and social security lawsuits for which the likelihood of loss is possible are not recognized as a provision. The estimated amounts at risk in the principal tax and social security lawsuits with a likelihood of loss deemed possible, which total R$ 21,606,115 are described below:

•	INSS – Non-compensatory amounts – R$ 5,115,082: defends the non-levy of this contribution on these amounts, among which are profit sharing, stock options, transportation vouchers and sole bonuses;

•	PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,570,283: discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 2,630,442: the deductibility of goodwill with future expected profitability on the acquisition of investments;

•	IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,670,569: cases in which the liquidity and the ability of offset credits are discussed;

•	IRPJ and CSLL – Interest on capital – R$ 1,485,623: defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years;

•	ISS – Banking Institutions – R$ 1,122,338: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law nº. 116/03 or Decree Law nº. 406/68;

•	IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 748,582: assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits.

c)	Receivables - reimbursement of contingencies

The receivables balance arising from reimbursements of contingencies totals R$ 1,038,359 (R$ 1,151,904 at 06/30/2017) (Note 13a). This value is derived basically from the guarantee in the privatization process of the Banco Banerj S.A., which occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee civil, labor and tax contingencies.

d)	Assets pledged as contingencies

Assets pledged as collateral for contingencies refer to lawsuits involving contingent liabilities and are restricted or in escrow deposits, as shown in the table below:

	06/30/2018	06/30/2017
Securities (basically financial treasury bills – Note 7b)	769,318	939,565
Deposits in guarantee	4,582,197	4,646,118

ITAÚ UNIBANCO HOLDING’s litigation provisions are long-term, considering the time required to conclude legal cases through the court system in Brazil, which prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations.

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Note 13 - Breakdown of accounts

a)	Other sundry receivables

	06/30/2018	06/30/2017
Social contribution for offsetting (Note 14b I)	604,699	633,001
Taxes and contributions for offsetting	8,138,366	7,049,657
Escrow deposits for foreign fundraising program	846,060	528,916
Receivables from reimbursement of contingent liabilities (Note 12c)	1,038,359	1,151,904
Receivables from reimbursement of contingent liabilities	2,220,241	2,274,334
(Allowance for loan losses)	(1,181,882)	(1,122,430)
Sundry domestic debtors	2,555,701	1,440,440
Premiums from loan operations	155,470	568,291
Sundry foreign debtors	1,006,575	2,374,784
Retirement plan assets (Note 19)	1,073,261	1,090,253
Recoverable payments	38,043	33,124
Salary advances	361,858	293,074
Operations without credit granting characteristics	2,161,819	2,509,751
Securities and credits receivable	3,675,054	3,119,759
(Allowance for loan losses)	(1,513,235)	(610,008)
Other	909,345	496,885
Total	18,889,556	18,170,080

In ITAÚ UNIBANCO HOLDING, Other Sundry Receivables is mainly composed of Taxes and Contributions for Offset R$ 1,923,194 (R$ 1,590,613 at 06/30/2017) (Note 14b I).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	128

b)	Prepaid expenses

	06/30/2018	06/30/2017
Commissions (*)	355,852	809,431
Related to vehicle financing	23,218	66,809
Related to insurance and pension plan	29,534	131,205
Restricted to commissions / partnership agreements	2,796	16,012
Related to Payroll Loans	143,921	437,779
Other	156,383	157,627
Advertising	527,858	334,075
Other	1,096,804	1,082,920
Total	1,980,514	2,226,426

(*)	In the second quarter of 2018, the impact on income related to commission from local correspondents, as described in Note 4g, was R$ 202.266 (R$ 192,496 at 06/30/2017).

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c)	Other sundry liabilities

	06/30/2018	06/30/2017
Liabilities from Payment Transactions (Note 4e)	33,712,064	30,036,236
Liabilities from transactions related to credit assignments (Note 8f)	4,538,558	5,339,686
Provisions for sundry payments	3,553,536	2,410,755
Sundry creditors - foreign	3,889,259	4,003,962
Sundry creditors - local	2,448,739	2,685,856
Provision financial guarantees provided (Note 8c)	1,810,014	1,884,402
Personnel provision	1,894,602	1,722,571
Creditors of funds to be released	1,202,459	757,374
Liabilities for official agreements and rendering of payment services	899,101	816,584
Provision for health insurance (*)	849,034	752,173
Provision for retirement plan benefits (Note 19)	769,111	780,791
Provision for Citibank integration expenditures	504,300	-
Liabilities for purchase of assets and rights	155,671	171,926
Related to insurance operations	147,883	166,656
Funds from consortia participants	139,931	110,594
Liabilities from sales operations or transfer of financial assets	35,635	37,443
Other	1,133,421	1,224,952
Total	57,683,318	52,901,961

(*)	Provision set up to cover possible future deficits up to the total discontinuation of the portfolio, arising from the difference between monthly installments adjustments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 13i).

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d)	Banking service fees

	01/01 to	01/01 to
	06/30/2018	06/30/2017
Asset management	3,135,181	2,627,120
Funds management fees	2,815,401	2,316,710
Consortia management fees	319,780	310,410
Current account services	348,889	397,161
Credit cards	5,293,208	5,079,965
Relationship with stores	5,293,155	5,079,913
Credit card processing	53	52
Sureties and credits granted	1,327,607	1,272,719
Loan operations	566,879	520,034
Guarantees provided	760,728	752,685
Receipt services	883,297	800,304
Collection fees	748,174	670,413
Collection services	135,123	129,891
Other	1,613,159	1,374,753
Custody services and management of portfolio	211,495	197,710
Economic and financial advisory	372,369	311,202
Foreign exchange services	74,974	57,666
Other services	954,321	808,175
Total	12,601,341	11,552,022

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e)	Income related to bank charges

	01/01 to	01/01 to
	06/30/2018	06/30/2017
Loan operations / registration	436,742	445,613
Credit cards – annual fees and other services	1,877,391	1,740,554
Deposit account	103,115	96,429
Transfer of funds	189,962	139,163
Income related to securities brokerage	393,846	298,566
Service package fees	3,238,028	3,024,186
Total	6,239,084	5,744,511

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f)	Personnel expenses

	01/01 to	01/01 to
	06/30/2018	06/30/2017
Compensation	(4,903,934)	(4,594,997)
Charges	(1,489,734)	(1,398,109)
Welfare benefits (Note 19)	(1,827,015)	(1,667,006)
Training	(107,350)	(99,695)
Labor claims and termination of employees (Note 12b)	(956,035)	(1,313,242)
Stock Option Plan	(108,430)	(100,428)
Total	(9,392,498)	(9,173,477)
Employees’ profit sharing	(1,938,754)	(1,608,217)
Total including employees’ profit sharing	(11,331,252)	(10,781,694)

g)	Other administrative expenses

	01/01 to	01/01 to
	06/30/2018	06/30/2017
Data processing and telecommunications	(2,063,418)	(2,012,074)
Depreciation and amortization	(1,276,260)	(1,096,681)
Installations	(1,612,942)	(1,528,349)
Third-party services	(2,115,733)	(2,056,554)
Financial system services	(368,514)	(378,328)
Advertising, promotions and publication	(653,483)	(507,839)
Transportation	(167,430)	(166,626)
Materials	(155,929)	(155,800)
Security	(380,232)	(363,730)
Travel expenses	(107,217)	(97,228)
Other	(660,317)	(565,396)
Total	(9,561,475)	(8,928,605)

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h)	Other operating revenue

	01/01 to	01/01 to
	06/30/2018	06/30/2017
Reversal of operating provisions	22,532	38,050
Recovery of charges and expenses	90,985	66,362
Other	340,231	442,176
Total	453,748	546,588

i)	Other operating expenses

	01/01 to	01/01 to
	06/30/2018	06/30/2017
Provision for contingencies (Note 12b)	(406,386)	(563,897)
Civil lawsuits	(137,184)	(606,384)
Tax and social security contributions	(8,561)	29,043
Other	(260,641)	13,444
Selling - credit cards	(1,820,501)	(1,667,337)
Claims	(159,815)	(149,642)
Impairment – Operations with no Credit Granting Characteristics	(573,441)	(183,583)
Impairment – Other receivables Sundry	(167,363)	-
Provision for health insurance (Note 13c)	(6,831)	(10,126)
Refund of interbank costs	(140,830)	(152,161)
Amortization of investments/goodwill	(607,365)	(547,275)
Other	(930,620)	(904,948)
Total	(4,813,152)	(4,178,969)

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Note 14 - Taxes

a)	Composition of expenses for taxes and contributions

I - Statement of calculation of income tax and social contribution:

	01/01 to	01/01 to
Due on operations for the period	06/30/2018	06/30/2017
Income before income tax and social contribution	12,950,583	16,853,726
Charges (income tax and social contribution) at the rates in effect (Note 4p)	(5,827,762)	(7,584,177)
Increase / decrease in income tax and social contribution charges arising from:
Investments in affiliates and jointly controlled entities	7,941	91,296
Foreign exchange variations on investments abroad	4,224,720	398,984
Interest on capital	1,817,829	1,905,392
Corporate reorganizations (Note 4r)	313,869	313,924
Dividends and interest on external debt bonds	262,457	219,930
Other nondeductible expenses net of non taxable income (*)	(5,103,859)	1,333,231
Income tax and social contribution expenses	(4,304,805)	(3,321,420)
Related to temporary differences
Increase (reversal) for the period	4,112,836	(1,633,251)
Increase (reversal) of prior periods	18,169	425,289
(Expenses)/Income related to deferred taxes	4,131,005	(1,207,962)
Total income tax and social contribution expenses	(173,800)	(4,529,382)

(*)	Includes temporary (additions) and exclusions.

II - Composition of tax expenses:

	01/01 to	01/01 to
	06/30/2018	06/30/2017
PIS and COFINS	(1,926,372)	(2,584,799)
ISS	(662,050)	(537,909)
Other	(387,605)	(309,620)
Total (Note 4p)	(2,976,027)	(3,432,328)

The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ 145,436 (R$ 186,799 at 06/30/2017) and are mainly composed of PIS and COFINS.

III- Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedges), as mentioned in Note 22b.

The results of these transactions are considered in the calculation base of income tax and social contribution, in accordance with their nature, while the foreign exchange variations on investments abroad are not included therein, pursuant to the tax legislation in force:

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b)	Deferred taxes

I -	The Deferred Tax Asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Provisions		Deferred Tax Assets
	06/30/2017	06/30/2018	12/31/2017	Realization / Reversal	Increase	06/30/2018	06/30/2017
Reflected in income and expense accounts			49,076,207	(13,768,795)	8,428,256	43,735,668	50,613,690
Allowance for loan losses	68,384,811	59,310,042	28,446,922	(4,979,179)	859,356	24,327,099	29,291,759
Related to income tax and social contribution loss carryforwards			6,284,551	(2,291,258)	1,698,787	5,692,080	7,167,588
Provision for profit sharing	2,655,526	3,037,279	1,821,801	(1,821,801)	1,283,073	1,283,073	1,120,350
Provision for devaluation of securities with permanent impairment	2,900,280	4,072,855	1,293,652	(500,070)	832,288	1,625,870	1,166,091
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	533,240	1,075,333	210,561	(210,561)	478,010	478,010	222,762
Adjustments of operations carried out on the futures settlement market	1,282,467	473,990	299,754	(299,754)	228,851	228,851	540,354
Goodwill on purchase of investments	1,289,679	1,336,906	652,897	(87,457)	142,430	707,870	491,527
Provision for contingent liabilities	14,249,223	12,163,447	5,192,543	(847,681)	608,592	4,953,454	5,952,096
Civil lawsuits	4,835,663	4,407,044	1,974,092	(262,652)	87,351	1,798,791	1,968,703
Labor claims	5,560,762	5,399,336	2,198,326	(500,097)	395,754	2,093,983	2,249,633
Tax and social security contributions	3,852,798	2,357,067	1,020,125	(84,932)	125,487	1,060,680	1,733,760
Legal obligation - tax and social security contributions	2,429,888	1,203,490	488,790	(41,710)	77,365	524,445	392,727
Provision related to health insurance operations	752,173	849,034	340,591	(436)	2,502	342,657	300,522
Other non-deductible provisions	10,186,857	9,269,821	4,044,145	(2,688,888)	2,217,002	3,572,259	3,967,914
Reflected in stockholders’ equity accounts			1,895,172	(314,754)	839,637	2,420,055	2,542,040
Corporate reorganizations (Note 4r)	2,769,599	923,147	627,739	(313,869)	-	313,870	941,664
Adjustment to market value of available-for-sale securities	872,262	2,269,539	167,397	(42)	833,256	1,000,611	392,521
Cash flow hedge	3,147,867	2,433,638	1,099,305	(843)	5,684	1,104,146	1,200,273
Provision for retirement plan benefits	18,780	3,504	731	-	697	1,428	7,582
Total (*)	111,472,652	98,422,025	50,971,379	(14,083,549)	9,267,893	46,155,723	53,155,730
Social contribution for offsetting arising from Option established in article 8º of Provisional Measure nº. 2,158-35 of August 24, 2001			611,694	(6,995)	-	604,699	633,001

(*) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. For subsidiaries, Itaú Unibanco S.A e Banco Itaucard S.A, a requirement has been sent to Central Bank of Brazil, in compliance with paragraph 7 of article 1 of Resolution no. 4,441/15 and Circular no. 3,776/15.

For ITAÚ UNIBANCO HOLDING, Tax Credits totaled R$ 2,108,300 (R$ 1,607,783 at 06/30/2017) and are mainly represented by Tax Loss Carryforwards of R$ 1,395,888 (R$ 1,283,902 at 06/30/2017), Provisions for Escrow Accounts of R$ 117,064 (R$ 117,108 at 06/30/2017), Administrative Provisions of R$ 37,668 (R$ 46,242 at 06/30/2017), Provisions for Legal, Tax and Social Security Risks of R$ 70,366 (R$ 70,972 at 06/30/2017), the realization of which is contingent upon the outcome of the respective lawsuits and Adjustment to Market Value of Trading Securities and Derivative Financial Instruments of R$ 368,184 (R$ 1,449 at 06/30/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	136

II -	Provision for Deferred Income Tax and Social Contribution balance and the changes therein changes are shown as follows:

	12/31/2017	Realization / Reversal	Increase	06/30/2018	06/30/2017
Reflected in income and expense accounts	13,364,175	(10,898,833)	2,840,401	5,305,743	13,262,751
Depreciation in excess – leasing	613,348	(78,209)	-	535,139	844,624
Restatement of escrow deposits and contingent liabilities	1,279,719	(9,706)	65,074	1,335,087	1,232,772
Provision for pension plan benefits	304,032	(12,920)	9,667	300,779	304,808
Adjustments to market value of securities and derivative financial instruments	8,498,725	(8,498,725)	1,185,839	1,185,839	8,263,977
Adjustments of operations carried out on the future settlement market	1,575,716	(1,575,716)	1,567,064	1,567,064	1,589,395
Taxation of results abroad – capital gains	2,316	-	970	3,286	1,829
Other	1,090,319	(723,557)	11,787	378,549	1,025,346
Reflected in stockholders’ equity accounts	233,603	(93,379)	30,556	170,780	172,598
Adjustments to market value of available-for-sale securities	224,342	(93,379)	19,819	150,782	163,442
Provision for pension plan benefits (*)	9,261	-	10,737	19,998	9,156
Total	13,597,778	(10,992,212)	2,870,957	5,476,523	13,435,349

(*) Reflected in stockholders' equity, pursuant to CVM Resolution n° 4,424/15 (Note 19).

At ITAÚ UNIBANCO HOLDING, the Provisions for Deferred Taxes and Contributions total R$ 10,814 (R$ 135,440 at 06/30/2017) and are basically comprised of Monetary Restatement of Escrow Deposits for Legal Obligations and Contingent Liabilities of R$ 3,919 (R$ 5,217 at 06/30/2017) and Adjustments to Market Value of Trading Securities and Financial Derivative Instruments of R$ 122,738 at 06/30/2017.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	137

III -	The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing at June 30, 2018, are:

									Provision for
	Deferred tax assets								deferred
			Tax loss/social				Social		income tax
	Temporary		contribution loss				contribution for		and social		Net deferred
Year of realization	differences	%	carryforwards	%	Total	%	offsetting	%	contribution	%	taxes	%
2018	14,092,044	35%	67,571	1%	14,159,615	31%	6,137	1%	(479,007)	9%	13,686,745	33%
2019	12,311,923	30%	152,014	3%	12,463,937	27%	63,939	11%	(1,284,129)	23%	11,243,747	27%
2020	3,174,813	8%	1,687,485	30%	4,862,298	10%	485,768	80%	(226,330)	4%	5,121,736	13%
2021	3,803,877	9%	2,048,725	36%	5,852,602	13%	-	0%	(1,700,761)	31%	4,151,841	10%
2022	1,833,957	5%	1,709,390	30%	3,543,347	8%	48,855	8%	(267,702)	5%	3,324,500	8%
after 2022	5,247,029	13%	26,895	0%	5,273,924	11%	-	0%	(1,518,594)	28%	3,755,330	9%
Total	40,463,643	100%	5,692,080	100%	46,155,723	100%	604,699	100%	(5,476,523)	100%	41,283,899	100%
Present value (*)	37,101,320		4,912,610		42,013,930		548,665		(4,744,103)		37,818,492

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and service fees and others, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, we recommend that the trends for the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carry forwards are not used as an indication of future net income.

IV-	Considering the temporary effects introduced by Law nº. 13,169/15, which increased the social contribution rate to 20% through December 31, 2018, tax credits were recognized based on their likelihood of realization. As at 06/30/2018 and 06/30/2017, there are no unrecognized tax credits.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	138

c)	Tax and social security contributions

	06/30/2018	06/30/2017
Taxes and contributions on income payable	2,735,129	2,164,947
Taxes and contributions payable	1,882,308	1,860,012
Provision for deferred income tax and social contribution (Note 14b II)	5,476,523	13,435,349
Legal liabilities – tax and social security (Note 12b)	4,505,910	4,816,589
Total	14,599,870	22,276,897

At ITAÚ UNIBANCO HOLDING, the balance of tax and social security contributions totals R$ 561,085 (R$ 308,500 at 06/30/2017) and is mainly comprised of taxes and contributions on income payable of R$ 535,343 (R$ 158,807 at 06/30/2017) and provision for deferred income tax and social contribution R$ 10,814 (R$ 135,440 at 06/30/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	139

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for mainly arises from those levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the company takes into consideration the interest on capital and on the provision of service, in addition to that levied on financial operation.

	06/30/2018	06/30/2017
Taxes paid or provided for	10,044,435	9,146,657
Taxes withheld and collected from third parties	8,418,701	8,590,411
Total	18,463,136	17,737,068

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	140

Note 15 – Permanent Assets

a) Investment

I - Change of investments - ITAÚ UNIBANCO HOLDING

		Balance at 12/31/2017						Changes 06/30/2018
														Exchange	Adjustments
		Book value							Dividends/	Equity in earnings of subisidiaries				Variation–	in				Equity in
			Changes in						interest					Functional	marketable				earnings of
Companies	Functional currency	Stockholders' equity	exchange rates- Functional currency	Adjustments under investor criteria (1)	Unrealized results	Goodwill	Balance at 12/31/2017	Amortization of goodwill	on capital paid/ provided for (2)	Earnings/ (Losses)	Adjustments under investor criteria (1)	Unrealized results	Total	currency other than the Real	securities of subsidiaries and other	Corporate Events (3)	Balance at 06/30/2018	Balance at 06/30/2017	subsidiaries from 01/01 to 06/30/2017
Domestic		74,937,305	287,331	436,488	(231,258)	5,279	75,435,145	(3,168)	-	7,331,428	96,645	53,063	7,481,136	962,100	(1,449,271)	14,499,995	96,925,937	85,281,244	8,248,483
Itaú Unibanco S.A.		60,966,756	288,493	384,266	(155,558)	5,279	61,489,236	(3,168)	-	6,039,092	88,501	46,292	6,173,885	961,433	(1,382,301)	14,500,000	81,739,085	71,908,836	6,986,252
Banco Itaucard S.A.		8,546,636	(287)	3,034	(53,498)	-	8,495,885	-	-	761,052	876	(4,094)	757,834	340	(44,182)	-	9,209,877	8,249,530	737,504
Banco Itaú BBA S.A.		2,173,988	(1,047)	41,556	(22,202)	-	2,192,295	-	-	270,337	6,089	10,865	287,291	(558)	(22,656)	-	2,456,372	2,013,756	274,991
Itaú BBA Participações S.A.		2,069,612	172	-	-	-	2,069,784	-	-	117,821	-	-	117,821	885	983	-	2,189,473	1,935,580	137,182
Itaú Corretora de Valores S.A.		1,180,299	-	7,632	-	-	1,187,931	-	-	143,125	1,179	-	144,304	-	(1,115)	-	1,331,120	1,173,530	112,553
Itaú Seguros S.A.		14	-	-	-	-	14	-	-	1	-	-	1	-	-	(5)	10	12	1
Foreign		6,374,733	562,231	-	(11,533)	372,551	7,297,982	(22,579)	(97,566)	434,934	-	(395)	434,539	643,823	(16,021)	-	8,240,178	7,101,614	123,740
Itaú Corpbanca	Chilean peso	3,217,382	351,329	-	-	372,551	3,941,262	(22,579)	(28,003)	13,189	-	(1)	13,188	349,422	(8,546)	-	4,244,744	3,833,383	11,724
BICSA Holdings, LTD.	Chilean peso	1,606,414	169,140	-	(11,533)	-	1,764,021	-	-	81,838	-	(394)	81,444	179,089	18	-	2,024,572	1,724,588	(20,300)
Banco Itaú Uruguay S.A.	Uruguayan peso	1,288,710	35,140	-	-	-	1,323,850	-	-	254,442	-	-	254,442	96,674	(7,512)	-	1,667,454	1,297,211	84,566
OCA S.A.	Uruguayan peso	262,227	6,622	-	-	-	268,849	-	(69,563)	85,465	-	-	85,465	18,638	19	-	303,408	242,105	47,682
ACO Ltda. (4)	Uruguayan peso	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	4,327	68
Grand total		81,312,038	849,562	436,488	(242,791)	377,830	82,733,127	(25,747)	(97,566)	7,766,362	96,645	52,668	7,915,675	1,605,923	(1,465,292)	14,499,995	105,166,115	92,382,858	8,372,223
(1)	Adjustment arising from the standardization of the investee’s financial statements according to the investor’s accounting policies;
(2)	Dividends approved and not paid are recorded as Dividends receivable;
(3)	Corporate events arising from acquisitions, spin-offs, merges, takeovers, and increases or decreases of capital;
(4)	Company incorporated on December 1st, 2017.

							Equity share
				Number of shares/quotas owned by			in	Equity share
		Stockholders’	Net income	ITAÚ UNIBANCO HOLDING			voting capital	in
Companies	Capital	equity	for the period	Common	Preferred	Quotas	(%)	capital (%)
Domestic
Itaú Unibanco S.A.	61,925,426	81,845,892	6,039,092	2,932,936,995	2,840,549,071	-	100.00	100.00
Banco Itaucard S.A.	4,252,600	9,267,468	761,052	237,962,639,781	1,277,933,118	-	99.99	99.99
Banco Itaú BBA S.A.	1,490,000	2,467,710	270,337	4,474,435	4,474,436	-	99.99	99.99
Itaú BBA Participações S.A.	1,328,562	2,189,473	117,821	548,954	1,097,907	-	100.00	100.00
Itaú Corretora de Valores S.A.	802,482	1,331,120	143,125	27,482,523	811,503	-	99.99	99.99
Itaú Seguros S.A.	1,756,139	4,017,441	551,619	450	1	-	0.01	0.01
Foreign
Itaú CorpBanca	11,016,754	17,348,007	58,745	115,039,610,411	-	-	22.45	22.45
BICSA Holdings, LTD.	1,275,733	2,036,502	81,838	-	-	330,860,746	99.99	99.99
Banco Itaú Uruguay S.A.	547,872	1,667,453	254,442	4,465,133,954	-	-	100.00	100.00
OCA S.A.	18,448	303,408	85,465	1,503,496,740	-	-	100.00	100.00

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	141

II - Composition of investments

a) The table below shows the major investments of ITAÚ UNIBANCO HOLDING CONSOLIDATED:

	% participation at 06/30/2018		06/30/2018
			Stockholders’			Equity in
	Total	Voting	equity	Net income	Investment	earnings
Domestic					5,053,138	253,590
BSF Holding S.A (1a)	49.00%	49.00%	2,184,957	198,888	1,171,478	97,455
Conectcar Soluções de Mobilidade Eletrônica S.A. (1b)	50.00%	50.00%	137,839	(16,612)	172,548	(8,306)
IRB-Brasil Resseguros S.A. (2) (3)	11.20%	11.20%	3,342,280	423,467	386,390	47,370
Porto Seguro Itaú Unibanco Participações S.A.(2) (4)	42.93%	42.93%	4,552,992	352,501	1,954,754	151,363
Outras (5a) (6)					1,367,968	(34,292)
Foreign - Other (7)					4,199	1,629
Total					5,057,337	255,219

	% participation at 06/30/2017		06/30/2017
			Stockholders’			Equity in
	Total	Voting	equity	Net income	Investment	earnings
Domestic					4,496,078	281,154
BSF Holding S.A (1a)	49.00%	49.00%	1,978,969	116,230	1,149,815	52,429
Conectcar Soluções de Mobilidade Eletrônica S.A. (1b)	50.00%	50.00%	114,590	(17,840)	173,115	(8,920)
IRB-Brasil Resseguros S.A. (2)	15.01%	15.01%	3,170,771	458,087	478,070	72,033
Porto Seguro Itaú Unibanco Participações S.A.(2)	42.93%	42.93%	4,485,669	380,219	1,925,850	163,660
Outras (5b) (6)					769,228	1,952
Foreign - Other (7)					2,859	985
Total					4,498,937	282,139

(1)	Includes goodwill in the amount of a) R$ 100,849 (R$ 180,120 at 06/30/2017); b) R$ 103,629 (R$ 115,820 at 06/30/2017);
(2)	For the purpose of accounting for participation in earnings, the position at 05/31/2018 and 05/31/2017, as provided for in Circular Letter nº 1,963 of August 23, 1991, from BACEN;
(3)	Investments partially sold on 07/28/2017 and 08/28/2017;
(4)	Includes adjustments resulting from standardization of the financial statements of the investee to the financial policies to the investor’s;
(5)	a) Includes companies Gestora de Inteligência de Crédito S.A, Kinea Private Equity, Olimpia Promoção e Serviços S.A., Tecnologia Bancária S.A which are started under the equity accounting and companies Gipar S.A, Intercement Brasil S.A. and Companhia Brasileira de Securitização, which are not started under the equity accounting. b) Includes companies Kinea Private Equity, Olimpia Promoção e Serviços S.A., Tecnologia Bancária S.A and Gestora de Inteligência de Crédito S.A which are started under the equity accounting and Intercement Brasil S.A.and Gipar S.A which are not started under the equity accounting;
(6)	Includes equity in earnings not arising from net income;
(7)	Includes Compãnia Uruguaya de Medios de Processamiento and Rias Redbanc S.A.

III)	Other investments

	06/30/2018	06/30/2017
Other investments	524,635	735,065
Shares and quotas	18,910	53,285
Investments through tax incentives	201,675	201,675
Equity securities	12,369	12,369
Other	291,681	467,736
(Allowance for loan losses)	(208,848)	(208,850)
Total	315,787	526,215
Equity - Other investments	24,593	6,307

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	142

b)	Fixed assets, goodwill and intangible assets

I) Fixed assets

		Real estate in use (2) (3)		Other fixed assets (2) (3)
Real estate in use (1)	Fixed assets under construction	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP Systems	Other (communication, security and transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2017	365,704	975,333	3,106,582	2,203,443	1,955,671	1,151,278	6,447,547	1,149,215	17,354,773
Acquisitions	168,968	-	-	15,712	973	30,156	246,966	53,997	516,772
Disposals	-	(2,851)	(46,700)	(32,894)	(3,471)	(14,116)	(86,722)	(6,506)	(193,260)
Exchange variation	7,199	10,474	464	84,357	13,822	27,598	39,463	4,615	187,992
Transfers	(95,610)	-	49,887	31,557	14,166	-	-	-	-
Other	-	(326)	(1,198)	90,878	(5,519)	3,029	(4,836)	921	82,949
Balance at 06/30/2018	446,261	982,630	3,109,035	2,393,053	1,975,642	1,197,945	6,642,418	1,202,242	17,949,226

Depreciation
Balance at 12/31/2017	-	-	(1,893,035)	(1,374,580)	(1,151,012)	(713,682)	(5,074,132)	(753,384)	(10,959,825)
Depreciation expenses	-	-	(40,072)	(95,873)	(77,044)	(47,599)	(309,065)	(58,229)	(627,882)
Disposals	-	-	12,671	21,658	1,991	10,083	78,513	5,331	130,247
Exchange variation	-	-	(837)	(47,821)	1,392	(15,789)	(46,552)	(4,418)	(114,025)
Other	-	-	1,088	(83,785)	(482)	(8,125)	7,623	(13,687)	(97,368)
Balance at 06/30/2018	-	-	(1,920,185)	(1,580,401)	(1,225,155)	(775,112)	(5,343,613)	(824,387)	(11,668,853)
Impairment
Balance at 12/31/2017	-	-	-	-	-	-	-	-	-
Additions / assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 06/30/2018	-	-	-	-	-	-	-	-	-
Book value
Balance at 06/30/2018	446,261	982,630	1,188,850	812,652	750,487	422,833	1,298,805	377,855	6,280,373
Balance at 06/30/2017	201,657	973,305	1,414,972	753,663	852,413	503,510	1,399,431	413,680	6,512,631

(1)	The contractual commitments for the purchase of the fixed assets totaled R$ 138,807 achievable by 2019;
(2)	Includes amounts pledged in guarantee of voluntary deposits (Note 12d);
(3)	Includes the amount of R$ 3,040 (R$ 3,548 at 06/30/2017) related to attached real estate.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	143

II) Goodwill

			Changes
	Amortization period	Balance at 12/31/2017	Acquisitions	Amortization expenses	Exchange variation	Other	Balance at 06/30/2018	Balance at 06/30/2017

Goodwill (Notes 2b and 4j)	10 years	1,451,809	-	(98,222)	15,969	-	1,369,556	1,296,024

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	144

III) Intangible assets

		Other intangible assets
Intangible (1)	Rights for acquisition of payroll (2)	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Goodwill on acquisition (Note 4k)	Other intangible assets	Total

Annual amortization rates	20%	8%	20%	20%	20%	10% to 20%

Cost
Balance at 12/31/2017	1,059,890	2,452,107	4,502,310	4,352,576	8,984,696	1,047,868	22,399,447
Acquisitions	153,290	1,000	340,959	147,323	-	-	642,572
Disposals	(90,719)	(19,626)	(310,348)	(1,412)	-	-	(422,105)
Exchange variation	-	124,593	343,710	-	661,040	13,694	1,143,037
Other	10,300	74,288	14,861	46,897	10,513	(5,287)	151,572
Balance at 06/30/2018	1,132,761	2,632,362	4,891,492	4,545,384	9,656,249	1,056,275	23,914,523

Amortization
Balance at 12/31/2017	(471,372)	(646,902)	(1,995,175)	(1,267,239)	(2,136,815)	(504,318)	(7,021,821)
Amortization expenses (3)	(108,827)	(110,204)	(286,672)	(320,027)	(490,367)	(14,723)	(1,330,820)
Disposals	90,719	19,626	310,302	-	-	-	420,647
Exchange variation	-	(110,524)	(218,271)	-	(136,558)	13,553	(451,800)
Other	(1,070)	73,528	4,764	(46,897)	(10,513)	-	19,812
Balance at 06/30/2018	(490,550)	(774,476)	(2,185,052)	(1,634,163)	(2,774,253)	(505,488)	(8,363,982)

Impairment (4)
Balance at 12/31/2017	-	-	(54,286)	(342,475)	-	-	(396,761)
Additions / assumptions	-	-	(167,003)	(360)	-	-	(167,363)
Disposals	-	-	(10,250)	-	-	-	(10,250)
Balance at 06/30/2018	-	-	(231,539)	(342,835)	-	-	(574,374)

Book value
Balance at 06/30/2018	642,211	1,857,886	2,474,901	2,568,386	6,881,996	550,787	14,976,167
Balance at 06/30/2017	495,221	1,319,123	2,121,356	2,528,441	6,494,283	537,659	13,496,083

(1)	The contractual commitments for the purchase of the new intangible assets totaled R$ 813,131 achievable by 2020;
(2)	Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits;
(3)	Amortization expenses related to the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations;
(4)	Pursuant to BACEN Resolution nº. 3,566, of May 29, 2001 (Note 13i).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	145

Note 16 – Stockholders' equity

a)	Shares

At the Meeting of the Board of Directors held on December 15, 2017 and February 22, 2018, the cancellation of 31,793,105 and 14,424,206, respectively, common shares of own issue and held in treasury was approved, with no change in capital, upon capitation of the amounts recorded in Revenue Reserves – Statutory Reserve.

As a result of this last cancellation, capital is represented by 6,536,090,232 book-entry shares with no par value, of which 3,305,526,906 are common and 3,230,563,326 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eight per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital amounts to R$ 97,148,000 (R$ 97,148,000 at June 30, 2017), of which R$ 65,426,797 (R$ 66,257,941 at June 30, 2017) refers to stockholders domiciled in the country and R$ 31,721,203 (R$ 30,890,059 at June 30, 2017) refers to stockholders domiciled abroad. The consequent statutory change in the number of shares will be resolved in the next Annual Stockholders’ Meeting.

The table below shows the change in shares of capital stock and treasury shares during the period:

	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2017	3,299,073,506	1,116,291,341	4,415,364,847
Residents abroad at 12/31/2017	20,877,606	2,114,271,985	2,135,149,591
Shares of capital stock at 12/31/2017	3,319,951,112	3,230,563,326	6,550,514,438
(-) Cancellation of Shares – Meeting of the Board of Directors at February 22, 2018	(14,424,206)	-	(14,424,206)
Shares of capital stock at 06/30/2018	3,305,526,906	3,230,563,326	6,536,090,232
Residents in Brazil at 06/30/2018	3,282,781,277	1,119,115,278	4,401,896,555
Residents abroad at 06/30/2018	22,745,629	2,111,448,048	2,134,193,677
Treasury shares at 12/31/2017 (1)	14,424,206	71,459,714	85,883,920	(2,742,767)
Purchase of treasury shares	-	13,100,000	13,100,000	(510,308)
Exercised – granting of stock options	-	(22,988,198)	(22,988,198)	690,495
Disposals – stock option plan	-	(987,221)	(987,221)	50,427
(-) Cancellation of Shares – Meeting of the Board of Directors at February 22, 2018	(14,424,206)	-	(14,424,206)	534,421
Treasury shares at 06/30/2018 (1)	-	60,584,295	60,584,295	(1,977,732)
Outstanding shares at 06/30/2018	3,305,526,906	3,169,979,031	6,475,505,937
Outstanding shares at 06/30/2017	3,351,741,143	3,146,902,006	6,498,643,149

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian reais per share) at 06/30/2018:

Cost / Market value	Common	Preferred
Minimum	-	37.45
Weighted average	-	38.95
Maximum	-	40.06
Treasury shares
Average cost	-	32.64
Market value	35.90	40.34

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	146

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in the Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share (non-cumulative) to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share.

I - Calculation

Net income - ITAÚ UNIBANCO HOLDING	9,945,840
Adjustments:
(-) Legal reserve	(497,292)
Dividend calculation basis	9,448,548
Mandatory dividend	2,362,137
Dividends and Interest on Capital Paid/Provided for/Identified	5,313,130

II – Stockholders' compensation

	Gross	WTS	Net
Paid / Prepaid	485,716	-	485,716
Dividends - 5 monthly installments of R$ 0.015 per share paid in February to June 2018	485,716	-	485,716

Provided for (recorded in Other liabilities – Social and statutory)	1,998,002	(121,581)	1,876,421
Dividends - 1 monthly installment of R$ 0.015 per share paid on 07/02/2018	97,329	-	97,329
Dividends declared - R$ 0.1683 per share	1,090,131	-	1,090,131
Interest on capital - R$ 0.1252 per share.	810,542	(121,581)	688,961

Identified in Revenue Reserve In Stockholders’ Equity - R$ 0.4557 per share	2,950,993	-	2,950,993
Total from 01/01 to 06/30/2018	5,434,711	(121,581)	5,313,130
Total from 01/01 to 06/30/2017	5,466,640	(529,039)	4,937,601

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	147

c)	Capital and revenue reserves - ITAÚ UNIBANCO HOLDING

	06/30/2018	06/30/2017
Capital reserves	1,586,364	1,352,881
Premium on subscription of shares	283,512	283,512
Granted options recognized – law nº. 11,638, Share-based instruments and Share-based payment	1,301,747	1,068,264
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
Revenue reserves	27,063,438	27,263,502
Legal	9,390,215	8,374,656
Statutory	14,722,230	16,320,518
Unrealized profits (*)	2,950,993	2,568,328

(*)	Refers to Interest on capital and dividends provided for up to June 30 for each period, in compliance with BACEN Circular Letter nº 3,516, of July 21, 2011.

d)	Reconciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to	01/01 to
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
ITAÚ UNIBANCO HOLDING	9,945,840	10,743,116	122,621,644	120,679,258
Amortization of goodwill	109,948	113,077	(254,657)	(471,867)
Corporate reorganizations (Note 4r)	923,146	923,306	(609,276)	(1,827,935)
Conversion adjustments of foreign investments (Note 4t)	1,545,474	286,956	-	-
Foreign exchange variations of investments	(238)	(5,775)	-	-
Hedge of net investments in foreign operations	2,701,499	511,694	-	-
Tax effects – hedge of net investments in foreign operations	(1,155,787)	(218,963)	-	-
ITAÚ UNIBANCO HOLDING CONSOLIDATED	12,524,408	12,066,455	121,757,711	118,379,456

e)	Asset valuation adjustments - ITAÚ UNIBANCO HOLDING CONSOLIDATED

	06/30/2018	06/30/2017
Available-for-sale securities	(1,348,728)	(441,958)
Hedge cash flow	(1,459,619)	(1,593,153)
Remeasurements in liabilities of post-employment benefits	(838,665)	(890,989)
Foreign exchange variation on investments / Net Investment Hedge in Foreign Operations	(244,875)	(237,751)
Asset valuation adjustments (*)	(3,891,887)	(3,163,851)

(*) net of tax effects.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	148

f)	Non-controlling interests

	Stockholders’ equity		Net Income
			01/01 to	01/01 to
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Itaú CorpBanca (Note 2c)	11,092,904	9,846,394	(37,576)	(33,562)
Itaú CorpBanca Colombia S.A. (Note 2c)	1,332,145	1,118,495	(6,532)	(21,637)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	376,164	453,956	(42,836)	(56,204)
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento	344,684	306,196	(42,604)	(37,361)
Other	94,425	78,510	(18,574)	(11,240)
Total	13,240,322	11,803,551	(148,122)	(160,004)

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	149

g)	Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment programs aimed at involving its management members and employees in the medium and long term corporate development process.

These payments are only made in years where there are sufficient profits to enable the distribution of mandatory dividends, in order to limit the maximum dilutive effect to which stockholders are subject, and at a quantity that does not exceed the limit of 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date.

These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

From 01/01 to 06/30/2018, the accounting effect of the Share-based payment in income was R$ (313,883) (R$ (253,910) from 01/01 to 06/30/2017).

I – Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”) aimed at involving management members and employees in the medium and long term corporate development program of ITAÚ UNIBANCO HOLDING and its subsidiaries, offering them the opportunity to benefit from the appreciation that their work and dedication bring to the shares.

In addition to the awards provided under the Plan, ITAÚ UNIBANCO HOLDING also maintains control over the rights and obligations in connection with the options granted under the plans approved at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco – União de Bancos Brasileiros S.A., Unibanco Holdings S.A. and Redecard S.A. stock option plans, respectively. Accordingly, the exchange of shares for ITUB4 did not have a relevant financial impact.

Simple options have the following characteristics:

a)	Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be inflation-adjusted to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on B3.

b)	Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years.

c)	Fair value and economic assumptions for cost recognition: the fair value of Simple Options is calculated on the grant date based on the Binominal model. Economic assumptions used are as follows:

(i)	Exercise price: exercise price previously agreed upon the option issue, adjusted by the IGP-M variation;

(ii)	Price of the underlying asset (ITUB4 shares): closing price on B3 on the calculation base date;

(iii)	Expected dividends: the average annual return rate for the last three years of dividends paid plus interest on capital of the ITUB4 share;

(iv)	Risk-free interest rate: IGP-M coupon rate at the expiration date of the Simple Option;

(v)	Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the ITUB4 share closing prices, disclosed by B3, adjusted by the IGP-M variation.

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	Simple options
		Weighted	Weighted
		average	average
	Quantity	exercise price	market value
Opening balance at 12/31/2017	16,342,906	37.81
Options exercisable at the end of the period	16,342,906	37.81
Options outstanding but not exercisable	-	-
Options:
Granted	-	-
Canceled / Forfeited (*)	(7,020)	32.10
Exercised	(9,289,940)	38.79	50.09
Closing balance at 06/30/2018	7,045,946	38.79
Options exercisable at the end of the period	7,045,946	38.79
Options outstanding but not exercisable
Range of exercise prices
Granting 2010-2011		21.71 - 42.92
Granting 2012		32.10
Weighted average of the remaining contractual life (in years)	0.89

(*) Refers to non-exercise based on the beneficiary’s decision.

	Simple options
		Weighted	Weighted
		average	average
	Quantity	exercise price	market value
Opening balance at 12/31/2016	38,033,506	36.94
Options exercisable at the end of the period	23,440,177	40.98
Options outstanding but not exercisable	14,593,329	30.45
Options:
Granted	-	-
Canceled / Forfeited (*)	(19,667)	38.90
Exercised	(5,684,306)	30.58	40.03
Closing balance at 06/30/2017	32,329,533	37.56
Options exercisable at the end of the period	32,329,533	37.56
Options outstanding but not exercisable
Range of exercise prices
Granting 2010-2011		21.71 - 41.09
Granting 2012		30.01
Weighted average of the remaining contractual life (in years)	1.48

(*) Refers to non-exercise based on the beneficiary’s decision.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	151

ll – Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING and its subsidiaries may be selected to participate in the program investing a percentage of their bonus to acquire ITUB4 shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive ITUB4 as consideration, in accordance with the numbers of shares provided for in the program regulation.

The acquisition prices of own shares and Share-Based Instruments are established every six months and are equivalent to the average of the ITUB4 quotation in the 30 days prior to the determination of the acquisition price.

The fair value of the ITUB4 as consideration is the market price at the grant date, less expected dividends.

The weighted average of the fair value of the ITUB4 shares as consideration was estimated at R$ 39.33 per share at 06/30/2018 (R$ 32.33 per share at 06/30/2017).

Law nº. 12,973/14, which adjusted the tax legislation to the international accounting standards and terminated the Transitional Tax Regime (RTT), set up a new legal framework for payments made in shares. We made changes to the Partner Plan, and adjusted its tax effects, with conform with this new legislation.

Changes in the Partner Program

Quantity
Closing balance at 12/31/2017	34,049,627
New granted	6,608,237
Cancelled	(310,243)
Exercised	(7,731,613)
Balance at 06/30/2018	32,616,008
Weighted average of remaining contractual life (years)	2.74

Quantity
Balance at 12/31/2016	35,462,379
New granted	7,041,957
Cancelled	(439,424)
Exercised	(7,523,051)
Balance at 06/30/2017	34,541,861
Weighted average of remaining contractual life (years)	2.86

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	152

III-	Variable Compensation

The policy established in compliance with CMN Resolution nº. 3,921/10 sets forth that fifty percent (50%) of the management’s variable compensation should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

The fair value of the ITUB4 share is the market price at its grant date.

The weighted average of the fair value of ITUB4 shares was estimated at R$ 51.07 per share at 06/30/2018 (R$ 38.25 per share at 06/30/2017).

Change in variable compensation in shares	2018
Quantity
Balance at 12/31/2017	20,819,982
New	6,827,114
Delivered	(11,074,347)
Cancelled	(83,373)
Balance at 06/30/2018	16,489,376

Change in variable compensation in shares	2017
Quantity
Balance at 12/31/2016	24,539,406
New	8,501,063
Delivered	(12,048,631)
Cancelled	(139,157)
Balance at 06/30/2017	20,852,681

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	153

Note 17 – Related parties

a)	Transactions between related parties are disclosed in compliance with CVM Deliberation n° 642, of October 7, 2010, and CMN Resolution n° 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and the lack of risk is taken into consideration.

The unconsolidated related parties are as follows:

•	Itaú Unibanco Participações S.A. (IUPAR), the Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries and joint-controlled entities of ITAÚSA, specially: Itautec S.A., Duratex S.A., Itaúsa Empreendimentos S.A. and Alpargatas S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Unibanco de Cinema, Associação Itaú Viver Mais and Associação Cubo Coworking Itaú, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j; and

•	Investments in Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	154

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING					ITAÚ UNIBANCO HOLDING CONSOLIDATED
		Assets / (liabilities)		Revenue / (expense)			Assets / (liabilities)		Revenue / (expense)
				01/01 to	01/01 to				01/01 to	01/01 to
	Annual rate	06/30/2018	06/30/2017	06/30/2018	06/30/2017	Annual rate	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Interbank investments		70,116,822	69,800,541	2,428,660	2,944,467		-	-	-	-
Itaú Unibanco S.A.	6.4% to 8.96% prefixed / 100% Selic	31,959,824	40,265,370	1,446,721	2,190,082		-	-	-	-
Agência Grand Cayman	5.83% to 6.3633% prefixed	10,680,820	9,162,681	286,871	266,230		-	-	-	-
Itaú Unibanco S.A. Nassau Branch	5.125% to 6.5% prefixed	27,476,178	20,372,490	695,068	488,155		-	-	-	-
							-	-	-	-
Loan operations		-	-	-	-		69,209	-	5,617	-
Alpargatas S.A.		-	-	-	-		69,209	-	5,617	-
Derivative financial instruments - assets		1,993,510	-	2,996,291	-		-	-	-	-
Fundo de Investimento Multimercado		1,993,510	-	2,996,291	-		-	-	-	-
Deposits		(13,361,740)	(13,266,111)	(207,226)	(183,425)		-	-	-	-
Itaú Unibanco S.A. Nassau Branch	2.89 % to 3.4% prefixed	(13,361,740)	(13,266,111)	(207,226)	(183,425)		-	-	-	-
Derivative financial instruments - liabilities		(2,008,975)	-	-	-		-	-	-	-
Fundo de Investimento Multimercado		(2,008,975)		-	-		-	-	-	-
Securities sold under repurchase agreements		-	-	(2,105)	-		(37,728)	(63,239)	(1,404)	(2,853)
Itaú Unibanco S.A.		-	-	(2,105)	-		-	-	-	-
Itaúsa Investimentos Itaú S.A.		-	-	-	-		-	(12,406)	-	-
Duratex S.A.		-	-	-	-	95,5% a 98% do CDI	(19,161)	(22,256)	(628)	(1,064)
Elekeiroz S.A.		-	-	-	-		-	(3,168)	-	(151)
Itautec S.A.		-	-	-	-		-	(10)	-	(6)
Olimpia Promoção e Serviços S.A.		-	-	-	-	100% Selic	(1,801)	(11,172)	(521)	(734)
Alpargatas S.A.		-	-	-	-	97,5% do CDI	(4,528)	-	(28)	-
Other		-	-	-	-	60% a 100,15% do CDI	(12,238)	(14,227)	(227)	(898)
Debentures		-	(46,412)	-	-		-	-	-	-
Itaú Unibanco S.A. Nassau Branch		-	(46,412)	-	-		-	-	-	-
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		(1,733)	(344)	(2,511)	(2,244)		(110,847)	(117,445)	4,549	18,260
Itaú Unibanco S.A.		(2)	-	-	-		-	-	-	-
Itaú Corretora de Valores S. A.		(381)	(344)	(2,511)	(2,244)		-	-	-	-
Itaúsa Investimentos Itaú S.A.		-	-	-	-		388	(105)	2,249	1,585
Itaúsa Empreendimentos S.A.		-	-	-	-		(3,431)	(25)	(16,163)	130
Olimpia Promoção e Serviços S.A.		-	-	-	-		(1,708)	(1,775)	(12,294)	(11,770)
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		(106,146)	(115,607)	24,640	23,156
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		324	313	3,121	2,993
Other		(1,350)	-	-	-		(274)	(246)	2,996	2,166
Rent revenues (expenses)		-	-	(196)	(192)		-	-	(26,243)	(28,644)
Itaúsa Investimentos Itaú S.A.		-	-	(14)	(14)		-	-	(1,252)	(1,548)
Itaú Seguros S.A.		-	-	(139)	(136)		-	-	-	-
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		-	-	(21,149)	(23,702)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		-	-	(3,757)	(5,681)
Other		-	-	(43)	(42)		-	-	(85)	2,287
Donation expenses		-	-	-	-		-	-	(83,270)	(58,477)
Instituto Itaú Cultural		-	-	-	-		-	-	(63,000)	(48,057)
Associação Cubo Coworking Itaú		-	-	-	-		-	-	(19,350)	(9,500)
Associação Itaú Viver Mais		-	-	-	-		-	-	(920)	(920)

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (5,042) (R$ (3,701) from 01/01 to 06/30/2017) in view of the use of the common structure.

In accordance with the rules in effect, the financial institutions cannot grant loans or advances to the following:

a)	any individual or company that control the Institution or any entity under common control with the institution, or any officer, director, fiscal council member or direct relative of such individuals;
b)	any entity controlled by the Institution; or
c)	any entity of which the bank directly or indirectly holds at least 10% of the capital stock.

Therefore, no loans or advances are made to any subsidiaries, executive officers, Board of Directors members or their relatives.

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b)	Compensation of management key personnel

Compensation for the period paid to Management Members and members of the Audit Committee of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of:

	01/01 to	01/01 to
	06/30/2018	06/30/2017
Compensation	257,829	210,332
Board of Directors	20,440	20,018
Management members	237,389	190,313
Profit sharing	104,381	97,885
Board of Directors	3,300	565
Management members	101,081	97,320
Contributions to pension plans	5,011	6,512
Board of Directors	60	114
Management members	4,951	6,397
Stock option plan – Management members	102,407	90,659
Total	469,628	405,387

Information related to the granting of the share-based payment, benefits to employees and post-employment benefits is detailed in Notes 16g II and 19, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	156

Note 18 - Market value

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such a market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Effects (1)
	Book value		Market		Results		Stockholders’ equity
	06/30/2018	06/30/2017	06/30/2018	06/30/2017	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Interbank deposits	23,728,714	28,713,146	23,783,483	28,775,872	54,769	62,726	54,769	62,726
Securities and derivative financial instruments	449,461,966	389,593,169	450,279,779	390,861,093	(1,433,950)	525,440	817,813	1,267,924
Adjustment of available-for-sale securities					(1,858,574)	(286,923)	-	-
Adjustment of held-to-maturity securities					424,624	812,363	817,813	1,267,924
Loan, lease and other credit operations	482,391,382	442,457,562	487,285,859	449,450,312	4,894,477	6,992,750	4,894,477	6,992,750
Investments
B3	9,743	14,610	149,487	216,493	139,744	201,883	139,744	201,883
Porto Seguro Itaú Unibanco Participações S.A. (2)	1,954,754	1,925,850	3,998,540	3,008,734	2,043,786	1,082,884	2,043,786	1,082,884
Funding and borrowing (3)	385,265,347	329,232,736	385,741,810	329,936,787	(476,463)	(704,051)	(476,463)	(704,051)
Subordinated debt (Note 10f)	53,925,330	52,104,210	53,887,701	53,144,832	37,629	(1,040,622)	37,629	(1,040,622)
Treasury shares	1,977,732	2,571,065	2,443,970	3,074,654	-	-	466,238	503,589

(1)	This does not consider the corresponding tax effects;
(2)	Parent company of Porto Seguro S.A;
(3)	Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowing.

Fair value is a measurement based, whenever possible, on information observable in the market. It is the price estimated at which a non-mandatory transaction to sell an asset or to transfer a liability would occur between market players, on the measurement date, under current market conditions. It does not represent unrealized results of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

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To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated as at their maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved up to the closing of B3 at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars nº. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by BACEN, are recorded at their market values, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans with maturities over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date;

•	Investments - in companies B3 and Porto Seguro at the share value quoted on stock exchanges.

•	Time and interbank deposits and funds from the acceptance and issuance of securities and foreign borrowing through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of B3 on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	158

Note 19 – Post-Employments Benefits

The accounting policies and procedures adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED for employee benefits are summarized below.

The total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment were as follows:

Total amounts recognized in Income for the period

	Defined benefit		Defined contribution (*)		Other benefits		Total
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2018	06/30/2017	06/30/2018	06/30/2017	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Cost of current service	(33,735)	(34,496)	-	-	-	-	(33,735)	(34,496)
Net interest	(5,249)	(6,136)	33,762	37,937	(12,437)	(10,976)	16,076	20,825
Contribution	-	-	(39,815)	(42,431)	-	-	(39,815)	(42,431)
Benefits paid		-	-	-	8,217	7,701	8,217	7,701
Total Amounts Recognized	(38,984)	(40,632)	(6,053)	(4,494)	(4,220)	(3,275)	(49,257)	(48,401)

(*) In the period, contributions to the defined contributions plan, including PGBL, totaled R$ 157,094 (R$ 157,736 from January 1 to June 30, 2017), of which R$ 39,815 (R$ 42,431 from January 1 to June 30, 2017) arising from social security funds.

Total amounts recognized in Stockholders’ Equity – Asset valuation adjustment

	Defined benefit		Defined contribution		Other benefits		Total
	06/30/2018	06/30/2017	06/30/2018	06/30/2017	06/30/2018	06/30/2017	06/30/2018	06/30/2017
At the beginning of the period	39,863	(69,512)	(1,369,678)	(1,323,234)	(76,583)	(48,400)	(1,406,398)	(1,441,146)
Effects on asset ceiling	11,431	3,897	8,317	(3,191)	-	-	19,748	706
Remeasurements	(31,157)	(15,300)	(11,410)	(17,517)	-	-	(42,567)	(32,817)
Balance arising from the acquisition of Citibank operations	(579)	-	-	-	-	-	(579)	-
Total Amounts Recognized	19,558	(80,915)	(1,372,771)	(1,343,942)	(76,583)	(48,400)	(1,429,796)	(1,473,257)

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	159

a) Retirement plans

ITAÚ UNIBANCO HOLDING CONSOLIDATED and certain subsidiaries sponsor defined benefit and variable contribution plans, whose basic purpose is to grant benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulations. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulations, which does not require actuarial calculation, except as described in Note 19c.

Employees hired prior to July 31, 2002, for those who came from Itaú, and prior to February 27, 2009 for those who came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

Supplementary plans are managed by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaú Unibanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Prebeg benefit plan (1)
UBB PREV defined benefit plan (1)
Benefit Plan II (1)
Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2)
REDECARD Pension Plan (3)
ITAUCARD Retirement Defined Benefit Plan (1)
ITAUCARD Supplementary Retirement Plan (2)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)

(1)	Defined benefit plan;
(2)	Variable contribution plan;
(3)	Defined contribution plan.

b)	Governance

The closed-end private pension entities (EFPC) and benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulations, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING CONSOLIDATED.

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c)	Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	06/30/2018	06/30/2017
Discount rate (1)	9.98% p.a.	10.24% p.a.
Mortality table (2)	AT-2000	AT-2000
	Itaú Experience	Itaú Experience
Turnover (3)	2008/2010	2008/2010
Future salary growth	5.04% to 7.12 % p.a.	5.04% to 7.12 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED. At 12/31/2017 assumption were adopted consistently with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted;

(2) The mortality tables adopted correspond to those disclosed by Society of Actuaries (SOA), the North-American Entity which corresponds to Brazilian Institute of Actuarial Science (IBA), which reflects a 10% increase in the probabilities of survival compared to the respective basic tables. The life expectancy in years per the AT-2000 mortality table for participants aged 55 years is 27 and 31 years for men and women, respectively;

(3) The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, resulting in the average of 2.4% p.a. based on the 2008/2010 experience;

(4) Using the Projected Unit Credit, the mathematical reserve is determined based on the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

In case of benefits sponsored by foreign subsidiaries, actuarial assumptions adequate to the group of participants and the country's economic scenario are adopted.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

The main differences between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for the purposes of recording in the balance sheet of the closed-end private pension entities (EFPCs) that manage them, are the discount rate and the actuarial method. Regarding the discount rate assumption, EFPCs adopt a rate consistent with the flow of receipts/payments, in accordance with the study conducted by an independent external consulting company. Regarding the actuarial method, the aggregate method is adopted, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II - Risk Exposure

Due to its defined benefit plans, ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed to a number of risks, the most significant ones are:

- Volatility of assets

The actuarial liability is calculated by adopting a discount rate defined based on the income related to securities issued by the Brazilian treasury (government securities). If the actual income related to plan investments is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aimed at minimizing volatility and short and medium term risk.

- Changes in investment income

A decrease in income related to public securities will imply a decrease in the discount rate and, therefore, will increase the plan’s actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation risk

Most of the plan benefits are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated at the inflation rate.

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- Life expectancy

Most of the plan obligations are to provide life benefits, and therefore an increase in life expectancy will result in increased plan liabilities.

III – Management of defined benefit plan assets

The general purpose of managing EFPC funds is to search for a long term balance between assets and obligations to pay of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long term by avoiding the risk of mismatching assets and liabilities in each pension plan.

At 06/30/2018 and 06/30/2017 the allocation of plan assets and the allocation target for 2018, by type of asset, are as follows:

	Fair value		% Allocation
Types	06/30/2018	06/30/2017	06/30/2018	06/30/2017	2018 Target
Fixed income securities	17,213,219	15,960,720	95.97%	94.65%	53% to 100%
Variable income securities	18,669	199,754	0.10%	1.18%	0% to 20%
Structured investments	42,753	15,664	0.24%	0.09%	0% to 10%
Real estate	580,870	617,857	3.24%	3.66%	0% to 7%
Loans to participants	81,152	70,740	0.45%	0.42%	0% to 5%
Total	17,936,663	16,864,735	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING CONSOLIDATED, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 10,723 (R$ 192,800 at 06/30/2017), and real estate rented to Group companies, with a fair value of R$ 498,826 (R$ 592,484 at 06/30/2017).

Fair value - the fair value of the plan assets is adjusted up to the base date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, taken to be understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value based on reappraisals made in 2017, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the base date, in compliance with the respective agreements.

Fund Allocation Target - the fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	06/30/2018	06/30/2017
1 - Net assets of the plans	17,936,663	16,864,735
2 - Actuarial liabilities	(14,717,695)	(13,931,675)
3- Surplus (1-2)	3,218,968	2,933,060
4- Asset restriction (*)	(3,366,490)	(3,157,451)
5 - Net amount recognized in the balance sheet (3-4)	(147,522)	(224,391)
Amount recognized in Assets (Note 13a)	360,646	332,000
Amount recognized in Liabilities (Note 13c)	(508,168)	(556,391)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with Bacen Resolution nº 4,424/15.

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V - Changes in the net amount recognized in the balance sheet:

	06/30/2018
		Actuarial			Recognized
	Plan net assets	liabilities	Surplus	Asset Ceiling	amount
Value at the beginning of the period	17,588,377	(14,490,542)	3,097,835	(3,217,361)	(119,526)
Cost of current service	-	(33,735)	(33,735)	-	(33,735)
Net interest (1)	850,018	(694,707)	155,311	(160,560)	(5,249)
Benefits paid	(546,060)	546,060	-	-	-
Contributions of sponsor	34,533	-	34,533	-	34,533
Contributions of participants	5,441	-	5,441	-	5,441
Effects on asset ceiling	-	-	-	11,431	11,431
Exchange variation	4,354	(8,173)	(3,819)	-	(3,819)
Remeasurements (2) (3)	-	(36,598)	(36,598)	-	(36,598)
Value at end of the period	17,936,663	(14,717,695)	3,218,968	(3,366,490)	(147,522)

	06/30/2017
		Actuarial			Recognized
	Plan net assets	liabilities	Surplus	Asset Ceiling	amount
Value at the beginning of the period	16,520,045	(13,722,927)	2,797,118	(3,008,536)	(211,418)
Cost of current service	-	(34,496)	(34,496)	-	(34,496)
Net interest (1)	819,366	(671,786)	147,580	(153,716)	(6,136)
Benefits paid	(516,003)	516,003	-	-	-
Contributions of sponsor	35,106	-	35,106	-	35,106
Contributions of participants	6,438	-	6,438	-	6,438
Effects on asset ceiling	-	-	-	3,897	3,897
Exchange variation	634	3,322	3,956	-	3,956
Remeasurements (2) (3)	(851)	(21,791)	(22,642)	904	(21,738)
Value at end of the period	16,864,735	(13,931,675)	2,933,060	(3,157,451)	(224,391)

(1) Corresponds to the amount calculated on 01/01/2018 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.98% p.a.(On 01/01/2017 the rate used was 10.24% p.a.);

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate;

(3) The actual return on assets amounted to R$ 850,018 (R$ 818,515 at 06/30/2017).

During the period, contributions made totaled R$ 34,533 (R$ 35,106 from 01/01 to 06/30/2017). The contribution rate increases based on the beneficiary’s salary.

In 2018, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED is R$ 55,682.

The estimate for payment of benefits for the next 10 years is as follows:

Estimated
Period	payment
2018	1,103,020
2019	1,125,737
2020	1,156,848
2021	1,189,665
2022	1,220,291
2023 to 2027	6,562,643

VI - Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Asset valuation adjustment of the sponsor (before taxes) would amount to:

			Effect which would be
	Effects on actuarial liabilities		recognized in Stockholders’
Change in Assumption	of the plans		Equity (*)
		Percentage of
		actuarial
	Value	liabilities	Value
- Decrease by 0.5%	740,200	5.11%	(268,981)
- Increase by 0.5%	(677,029)	(4.67%)	153,064

 (*) Net of effects of asset ceiling.

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d)	Defined contribution plans

The defined contribution plans have pension funds set up using the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the balance sheet:

	06/30/2018			06/30/2017
	Pension Plan Fund	Asset Ceiling	Recognized Amount	Pension Plan Fund	Asset Ceiling	Recognized Amount
Amount - beginning of the period	1,633,690	(911,929)	721,761	1,287,213	(490,932)	796,281
Net interest	78,607	(44,845)	33,762	62,996	(25,059)	37,937
Contribution	(39,815)	-	(39,815)	(42,431)	-	(42,431)
Receivables – allocation of funds (*)	-	-	-	(12,826)	-	(12,826)
Effects on asset ceiling	-	8,317	8,317	(14,980)	11,789	(3,191)
Remeasurements	(11,410)	-	(11,410)	(17,517)	-	(17,517)
Amount - end of the period (Note 13a)	1,661,072	(948,457)	712,615	1,262,455	(504,202)	758,253

(*) Refers to the allocation of the surplus of Plano Itaubanco CD’s social security fund.

e)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING CONSOLIDATED, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING CONSOLIDATED are as follows:

I - Change in the net amount recognized in the balance sheet:

	06/30/2018	06/30/2017
At the beginning of the period	(256,723)	(221,125)
Cost of interest	(12,437)	(10,976)
Benefits paid	8,217	7,701
At the end of the period (Note 13c)	(260,943)	(224,400)

The estimate for payment of benefits for the next 10 years is as follows:

Estimated
Period	payment
2018	14,986
2019	16,029
2020	17,060
2021	18,154
2022	19,271
2023 to 2027	114,593

II - Sensitivity Analyses - Cost of Healthcare

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 19c l), the 8.16% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the following effects:

	Recognition	1% increase	1% decrease
Service cost and cost of interest	Income	3,162	(3,000)
Present value of obligation	Asset valuation adjustment	31,686	(26,453)

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	164

Note 20 – Information on foreign subsidiaries

	Foreign branches (1)		Latin America consolidated (2)		Other foreign companies (3)		Foreign consolidated (4)
	06/30/2018	06/30/2017	06/30/2018	06/30/2017	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Assets
Current assets and long term receivables
Cash and cash equivalents	3,413,049	5,336,414	6,577,803	7,749,026	22,213,628	38,437,077	13,805,591	13,985,200
Interbank investments	13,121,313	16,517,804	12,966,215	14,535,718	2,383,867	6,936,189	18,354,407	23,419,675
Securities	109,660,641	75,891,711	31,155,183	21,559,501	11,325,292	14,256,708	146,404,900	109,195,719
Loan, lease and other credit operations	53,299,662	81,944,099	136,640,897	114,541,354	19,646,259	14,733,744	208,944,403	210,405,690
Foreign exchange portfolio	52,829,107	48,694,740	8,771,350	6,998,206	4,982,843	3,303,849	64,910,638	58,671,271
Other assets	8,353,922	6,072,412	6,625,826	6,085,980	932,205	614,108	15,410,232	12,831,139
Permanent assets	11,609	11,037	9,992,585	8,634,020	126,780	110,221	9,566,376	8,333,982
Total	240,689,303	234,468,217	212,729,859	180,103,805	61,610,874	78,391,896	477,396,547	436,842,676
Liabilities
Current and long term liabilities
Deposits	56,444,794	76,053,265	109,018,128	93,853,914	16,678,982	12,211,061	153,935,039	136,446,975
Deposits received under securities repurchase agreements	24,727,448	17,639,573	5,968,516	3,012,140	5,826,804	9,439,162	29,926,182	20,256,737
Funds from acceptance and issuance of securities	2,768,090	6,252,417	29,759,871	26,833,264	5,908,560	5,460,649	38,436,521	38,546,331
Borrowing	27,417,811	30,971,340	11,736,430	8,430,758	1,162,035	1,132,331	39,733,525	40,035,591
Derivative financial instruments	9,390,698	4,121,798	6,306,355	4,530,057	1,216,530	705,517	14,400,857	8,349,978
Foreign exchange portfolio	52,760,606	48,780,371	8,809,997	7,030,382	4,977,678	3,287,173	64,875,619	58,772,402
Other liabilities	43,109,631	30,950,803	15,577,189	14,148,136	843,926	833,189	61,878,761	47,507,124
Deferred income	45,494	65,478	427,802	275,875	49,812	42,652	523,107	398,730
Non-controlling interests	-	-	12,426,297	10,965,961	-	-	12,426,297	10,965,961
Stockholders’ equity	24,024,731	19,633,172	12,699,274	11,023,318	24,946,547	45,280,162	61,260,639	75,562,847
Total	240,689,303	234,468,217	212,729,859	180,103,805	61,610,874	78,391,896	477,396,547	436,842,676
Statement of Income
Income related to financial operations	3,164,393	3,497,220	8,650,903	5,757,751	591,696	589,772	12,807,235	9,061,001
Expenses related to financial operations	(2,267,175)	(2,122,350)	(4,590,046)	(2,740,381)	(248,336)	(257,157)	(7,368,328)	(4,209,081)
Result of loan losses	(438,636)	(375,660)	(899,810)	(788,331)	(37,501)	(40,145)	(1,375,947)	(1,204,136)
Gross income related to financial operations	458,582	999,210	3,161,047	2,229,039	305,859	292,470	4,062,960	3,647,784
Other operating revenues (expenses)	(189,047)	(186,830)	(2,118,962)	(1,669,611)	109,304	100,327	(2,298,418)	(1,866,426)
Operating income	269,535	812,380	1,042,085	559,428	415,163	392,797	1,764,542	1,781,358
Non-operating income	-	-	(18,686)	(15,561)	1,302	2,496	(18,699)	(14,383)
Income before taxes on income and profit sharing	269,535	812,380	1,023,399	543,867	416,465	395,293	1,745,843	1,766,975
Income tax	(56,506)	37,124	(216,618)	(92,498)	(54,089)	(52,997)	(327,167)	(108,342)
Statutory participation in income	-	-	(6,767)	(5,784)	(12,430)	(15,134)	(19,196)	(20,917)
Non-controlling interests	-	-	(44,157)	(55,435)	-	-	(44,157)	(55,435)
Net income (loss)	213,029	849,504	755,857	390,150	349,946	327,162	1,355,323	1,582,281
(1)	Itaú Unibanco S.A. – Agências Grand Cayman, New York, Tokyo, Nassau Branch, Itaú Unibanco Holding S.A – Agência Cayman and CorpBanca New York Branch;
(2)	Basically composed of subsidiaries Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., Itaú CorpBanca and Itaú CorpBanca Colômbia S.A.; only at only at 06/30/2017, ACO Ltda, Recuperadora de créditos Ltda, Corpbanca Administradora General de Fondos S.A. and Corpbanca Securities Inc; only at 06/30/2018, CGB II SPA and CGB III SPA;
(3)	Basically composed of subsidiaries Itau Bank, Ltd., ITB Holding Ltd. and Itaú BBA International plc, only at 06/30/2017, Afinco Americas Madeira, SGPS, Sociedade Unipessoal LTDA, Itaú International Investment LLC, Itaú Global Asset Management and Itaú Japan Asset Management Limited.
(4)	Foreign consolidated information presents balances net of consolidation eliminations.

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Note 21 – Risk and capital management

On February 23, 2017, BACEN published CMN Resolution 4,557, which was in force on August 21, 2017, and revokes CMN Resolutions 3,380, 3,464, 3,721, 3,988, and 4,090, which provide for the implementation of management structure of operating, market, credit, capital and liquidity risk, respectively.

Assuming and managing risks is one of the activities carried out by Itaú Unibanco and, accordingly, the institution should have established objectives for risk management. Accordingly, the risk appetite defines the nature and level of risks acceptable for the institution and the risk culture guides the attitudes required to manage them. Itaú Unibanco seeks robust process for risk management, which permeate the whole institution and that are the basis for strategic decisions to assure the sustainability of business

These processes are aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the Itaú Unibanco’s management by monitoring and analyzing risk and capital.

The principles providing the foundations for management of risk, risk appetite and guidelines on how Itaú Unibanco’s employees should behave on the day-to-day for decision-making purposes are as follows:

•	Sustainability and Client Satisfaction: Itaú Unibanco’s vision is to be the leading bank in sustainable performance and client satisfaction and, therefore, it is committed to creating shared value to employees, clients, stockholders, and society, ensuring the continuity of business. Itaú Unibanco is committed to do business that is good both for the client and the institution itself.

•	Risk Culture: The institution’s risk culture goes beyond policies, procedures or processes, as it strengthens the individual and collective responsibility of all employees so they do the right thing at the right moment and on the proper way, by respecting the ethical way of doing business. The Risk Culture is described below.

•	Risk Pricing: ITAÚ Itaú Unibanco acts and assumes risks in business it knows and understands, avoiding risks that are unknown to the institution or that do not have a competitive edge, therefore carefully assessing the risk-return ratio.

•	Diversification: the institution’s appetite is low with respect to volatility in results and, therefore, it operates with a diversified base of clients, products and business, seeking to diversify risks and giving priority to lower risk business.

•	Operational Excellence: It is the wish of Itaú Unibanco to be an agile bank, with a robust and stable infrastructure to offer top services.

•	Ethics and Respect for Regulation: for Itaú Unibanco, ethics is non-negotiable; therefore, the institute promotes an institutional environment that has integrity, guiding employees to cultivate ethics in relationships and business, and the respect for rules, as it cultivates the care for the institution’s reputation.

On August 21, 2017, CMN Resolution 4,557, which provides for the capital and risk management structure, came into force. In the resolution, noteworthy are the implementation of continuous and integrated risk management structure, requirements for definition of the “Risk Appetite Statement” (RAS) and the stress test program, the organization of the Risk Committee and nomination, before BACEN, of the Chief Risk Officer (CRO), with assignment of roles, responsibilities and independence requirements.

Itaú Unibanco complies with the best risk and capital management practices set forth in CMN Resolution 4,557, so that there are no negative impacts resulting from its adoption.

Aiming to strengthen these values and align ITAÚ UNIBANCO HOLDING CONSOLIDATED’s employees’ behavior with its risk management guidelines, the institution adopts a number of initiatives to disseminate the risk culture. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture is based on four basic principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone to manage risks.

These principles lay down the basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines by helping employees to consciously understand, identify, measure, manage and mitigate risks.

In addition to policies, procedures and processes, the risk culture strengthens the individual and collective responsibility of employees in the management of risks inherent in the activities performed individually, respecting the ethical way of managing business.

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ITAÚ UNIBANCO HOLDING CONSOLIDATED promotes the risk culture, emphasizing the behavior that will help people in any level of the institution to assume and manage risk on a responsible way. With these principles disseminated by the institution, there is an incentive for the risk to be understood and discussed frankly, maintained within the limits established for risk appetite, and so that each employee, regardless of their position, area or function, also assumes responsibility for managing risks of their business.

ITAÚ UNIBANCO HOLDING CONSOLIDATED also provides channels for reporting operational failures, internal or external frauds, and conflicts in the work environment or situations that might cause disruptions and/or losses to the institution or adversely affect clients. Every employee and third party is responsible for reporting any issues on a promptly basis, as soon as they become aware of the fact.

The Board of Directors is the primary body in the establishment of guidelines, policies, and approval level for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in the performance of its roles related to capital and risk management. In the executive level, panels, presided over by the Chief Executive Officer (CEO) of Itaú Unibanco, are responsible for capital and risk management and which decisions are monitored in the scope of CGRC.

Additionally, the institution has panels, which exercise the responsibilities delegated in capital and risk management, presided over by the Executive Vice-President of the Risk and Finance Department (ARF).

Additionally, to support this structure, ARF is structured by specialized officers. The purpose is to ensure, on an independent and centralized basis, that risks and capital of the institution are management in compliance with established the policies and procedures.

A detailed description of this structure may be found in the Consolidated Annual Report, in the section our Risk Management. The Consolidated Annual Report is available on the website www.itau.com.br/investors-relations in the section Financial Information.

The risk management organizational structure of Itaú Unibanco is in compliance with the regulations in force in Brazil and abroad, and in line with the best practices of the market. The responsibilities for risk management at Itaú Unibanco are structured in accordance with three defense lines, to wit:

•	in the first defense line, business areas and back-office corporate areas manage risks originated by them, through their identification, assessment, control and report thereof;

•	in the second defense line, an independent unit controls risks on a centralized basis, aiming at assuring that the risks of Itaú Unibanco are managed in accordance with the appetite for risk, and the policies and procedures established. Thus, the centralized control provides the Board of Directors and the executives with a global vision of exposures of Itaú Unibanco so as to optimize and expedite corporate decisions;

•	in the third defense line, internal audit performs the independent assessment of the activities carried out in the institution, enabling top management to measure the adequacy of controls, effectiveness of risk management and compliance with internal rules and regulatory requirements.

Itaú Unibanco uses automated and robust systems to fully meet capital regulations and to measure risks following regulatory requirements and models in effect. It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the regulatory bodies for compliance with the minimum mandatory capital requirement and risk monitoring.

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I – Market risk

Market risk is the possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices.

Market Risk Management Policy is in line with the principles of Resolution nº. 3,464, issued by the National Monetary Council (CMN) and posterior amendments, being a set of principles that drive strategy towards control and management of market risk of all institution.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;

•	Portfolio profile of ITAÚ UNIBANCO HOLDING CONSOLIDATED;

•	Expertise within the group to support operations in specific markets.

The purpose of market risk control of ITAÚ UNIBANCO HOLDING CONSOLIDATED structure is:

•	Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING CONSOLIDATED risk-return objective;
•	Promoting a disciplined and informed discussion on the global risk profile and its evolution over time;

•	Increasing transparency on the way the business seeks to optimize results;

•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and
•	Monitoring and avoiding risk concentration.

The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security.

The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment given to other risk indicators.

The structure of limits and warnings is in line with the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aiming at improving the risk monitoring and understanding process, and at avoiding concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, market complexity and volatility, as well as the institution’s appetite for risk.

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In order to set up operations within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, and can be characterized as accounting or economic hedge, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

For a detailed vision of the accounting hedge topic, see Note 7 – Securities and Derivative Financial Instruments.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution nº. 3,464 and BACEN Circular nº. 3,354. The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading. The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium and long term time horizons as general guidelines.

Market risk management analyses is conducted based on the following metrics:

•	Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;

•	Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios);

•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;

•	Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and

•	Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the trading portfolio, considering returns that can be seen in historical scenarios of extreme volatility.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

At June 30, 2018, ITAÚ UNIBANCO HOLDING CONSOLIDATED posted a Total VaR of R$ 491.1 million (R$ 460.8 million at June 30, 2017). Increase in Total VaR Total verified in relation to the previous year was mainly due to the increase of volatility in the Interest Rate market.

The document “Public Access Report – Market Risk“, which includes the guidelines established by the institutional credit risk control policy, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies.

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II – Credit risk

ITAÚ UNIBANCO HOLDING CONSOLIDATED understands credit risk as the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

There is a credit risk control and management structure, centralized and independent from the business units, that provides for operational limits and risk mitigating mechanisms, in addition for establishing processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and the impacts from potential changes in the economic environment.

ITAÚ UNIBANCO HOLDING CONSOLIDATED establishes its credit policy based on internal factors, such as client rating criteria, performance of and changes in portfolio, default levels, return rates, and allocated economic capital, among others, also considering external factors, such as interest rates, market default indicators, inflation, changes in consumption, among others.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers all aspects that determine the client’s credit risk to define a provision level that is adequate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined.

In compliance with CMN Resolution 3,721, the document “Public Access Report – Credit Risk“, which includes the guidelines established by the institutional credit risk control policy can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies.

III – Operational risk

Operational risk is defined as the possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution.

The managers of executive areas adopt corporate methodologies developed and made available by the internal controls, compliance and operational risk area.

As part of governance of risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives.

In line with the principles of CMN Resolution No. 4,557, the document entitled “Public Access Report – Integrated Management of Operational Risk/ Internal Controls/ Compliance“, a summarized version of the institutional operational risk management policy, which is not an integral part of the financial statements, may be accessed on the website www.itau.com.br/investor-relations, section “Corporate Governance”, Rules and Policies.

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IV – Liquidity risk

Liquidity risk is defined as the institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses.

The control over liquidity risk is carried out by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different horizons of time, and monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by the independent validation, internal control and audit areas.

In compliance with Circular Letter n° 3,775 of BACEN, bank holding total assets over R$ 100 billion are required to report a standardized Liquidity Coverage Ratio (LCR) to the Central Bank of Brazil on a monthly basis as of October 2015. This ratio is calculated based on a methodology defined by the Central Bank of Brazil itself, and is in line with international guidelines of Basel.

The summarized index calculation is presented in the table below. In 2018, the index minimum requirement is 90%. Further details on the LCR for the period may be accessed at www.itau.com.br/investor-relations, section Corporate Governance/ Capital and Risk Management - Pillar 3.

Information on the Liquidity Coverage Ratio (LCR)	Second quarter of 2018
Total Adjusted Amount(1)
Total high-quality liquid assets (2)	172,177,693
Total potential cash outflows (3)	101,584,392
Liquidity Coverage Ratio (%)	169.5%

(1) Corresponds to the amount calculated after the application of weighting factors and limits established by BACEN Circular nº. 3,749.

(2) HQLA - High quality liquid assets: balance in the stock, which in certain cases weighted by a discount factor, of assets that remain liquid in the markets during a stress period, which can be easily converted into cash and that pose low risk.

(3) Potential cash outflows calculated in standardized stress, determined by Circular nº. 3,749 (outflows), subtracted from (i) potential cash inflows calculated under standardized stress, set forth by Circular nº. 3,749 and (ii) 75% x Outflows, whichever is lower.

The document Public Access Report - Liquidity Risk, that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance, Rules and Policies.

V - Insurance, Pension Plan and Capitalization Risks

The products that make up the portfolios of Insurance companies belonging to ITAÚ UNIBANCO HOLDING CONSOLIDATED are related to life and all risks insurances, private pension plans and capitalization. The main risks inherent in these products are described below and their definitions are presented in their respective chapters.

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•	Underwriting risk: possibility of losses arising from insurance, pension plan and capitalization operations contrary to the institution’s expectations, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions;
•	Market risk;
•	Credit risk;
•	Operational risk;
•	Liquidity risk.

The management process of insurance, pension plan and capitalization risks is independent and focused on the specifics of each risk.

VI - Social and Environmental Risk

ITAÚ UNIBANCO HOLDING CONSOLIDATED understands social and environmental risk as the risk of potential losses due to exposure to social and environmental damages arising from the performance of its activities.

Mitigation actions concerning the social and environmental risk are carried out by mapping processes, risks and controls, monitoring new regulations on the subject, and recording any occurrences in internal databases. In addition to identification, the phases of prioritization, response, monitoring and reporting of assessed risks supplement this risk monitoring at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The Social and environmental risk management is carried out by the first line of defense in its daily operations, with the technical assessment of the legal and risk areas, which have a technical dedicated team. Business units also have governance for approval of new products, which includes the assessment of the social and environmental risk, therefore ensuring compliance with this requirement for all new products approved by the institution. Governance still has the Social and Environmental Risk Committee, which main duty is to guide the institutional understanding related to exposure to social and environmental risk for the institution’s activities.

ITAÚ UNIBANCO HOLDING CONSOLIDATED consistently seeks to evolve in the social and environmental risk governance, always attentive to any challenges to keep pace with the changes in and demands of society. Therefore, among other actions, Itaú Unibanco has assumed and incorporated into its internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into business. Highlights go to the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Compact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, and the Brazilian Pact for Eradicating Slave Labor, among others. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s efforts to spread knowledge on the assessment of social and environmental criteria have been recognized in Brazil and overseas, as shown by our recurring presence in top sustainability indexes, both abroad, with the Dow Jones Sustainability Index, and more recently, with the Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil, with the Corporate Sustainability Index, in addition to other numerous prizes with which ITAÚ UNIBANCO HOLDING CONSOLIDATED has been awarded.

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Note 22 – Supplementary information

a)	Insurance policy - ITAÚ UNIBANCO HOLDING CONSOLIDATED despite the low risk exposure due to the physical non-concentration of their assets, it has a policy of guaranteeing their valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – The balances in Reais linked to the foreign currencies were as follows:

	06/30/2018	06/30/2017
Permanent foreign investments	61,279,040	75,571,531
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(104,885,601)	(132,770,212)
Net foreign exchange position	(43,606,561)	(57,198,681)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c)	Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares,investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (1)		Number of funds
	06/30/2018	06/30/2017	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Investment funds	873,997,732	744,126,220	873,997,732	744,126,220	5,852	5,457
Fixed income	812,158,322	697,800,209	812,158,322	697,800,209	5,460	5,092
Shares	61,839,410	46,326,011	61,839,410	46,326,011	392	365
Managed portfolios	276,045,790	251,106,446	176,222,229	156,416,916	19,630	17,932
Customers	213,891,208	189,748,713	156,754,283	135,361,058	19,556	17,850
Itaú Group (2)	62,154,582	61,357,733	19,467,946	21,055,858	74	82
Total	1,150,043,522	995,232,666	1,050,219,961	900,543,136	25,482	23,389

(1)	Refers to the total amounts after elimination of double counting related to investments in investment fund portfolios.

(2)	Changes were made in balances at June 30, 2017 for comparison purposes.

d)	Consortia funds

	06/30/2018	06/30/2017
Monthly estimate of installments receivable from participants	170,669	170,205
Group liabilities by installments	11,439,779	10,926,164
Participants – assets to be delivered	9,648,059	9,194,682
Funds available for participants	1,836,361	1,695,177
(In units)
Number of managed groups	566	576
Number of current participants	398,490	384,808
Number of assets to be delivered to participants	132,313	137,993

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e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor of Fundação Itaú Social, the objectives of which are managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas and supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program).

During the period from 01/01 to 06/30/2018 and 01/01 to 06/30/2017, the subsidiaries did not make donations and the foundation´s net assets totaled R$ 4,315,708 (R$ 3,334,814 at 06/30/2017). The funds to finance the objectives of the foundation and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

f)	Instituto Itaú Cultural – ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor of Instituto Itaú Cultural, an entity set up to promote and disseminate Brazilian culture across the country and abroad.

During the period from 01/01 to 06/30/2018 and 01/01 to 06/30/2017, the subsidiaries made donations in the amount of R$ 63,000 (R$ 48,057 from 01/01 to 06/30/2017) and the institute’s net assets totaled R$ 33,462 (R$ 30,649 at 06/30/2017). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsors Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementary, through the civil society’s institutions.

During the period from 01/01 to 06/30/2018 and 01/01 to 06/30/2017, the subsidiaries did not make donations and the institute’s net assets totaled R$ 1,837,589 (R$ 1,655,380 at 06/30/2017). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

h)	Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsors Instituto Unibanco de Cinema, an entity whose objectives are the fostering of culture in general, and providing the low-income population with access to cinematography, videography and similar productions, for which it shall own and manage movie theaters, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of importance, especially those produced in Brazil.

During the period from 01/01 to 06/30/2018 and 01/01 to 06/30/2017, the subsidiaries did not make donations and the institute’s net assets totaled R$ 19,980 (R$ 21,058 at 06/30/2017). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

i)	Associação Itaú Viver Mais - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor Associação Itaú Viver Mais, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and healthcare activities.

During the period from 01/01 to 06/30/2018 and 01/01 to 06/30/2017, the subsidiaries made donations in the amount of R$ 920 (R$ 920 from 01/01 to 06/30/2017) and the association’s net assets totaled R$ 837 (R$ 586 at 06/30/2017). The funds to finance the objectives of the association and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

j)	Associação Cubo Coworking - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor of Associação Cubo Coworking, an entity set up to encourage and promote: discussions, the development of alternative and innovative technologies, business models and solutions; the production and dissemination of the resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups.

During the period from 01/01 to 06/30/2018 and 01/01 to 06/30/2017, the subsidiaries made donations in the amount of R$ 19,350 (R$ 9,500 from 01/01 to 06/30/2017) and the association’s net assets totaled R$ 3,416 (R$ 1,236 at 06/30/2017). The funds to finance the objectives of the association and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

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k)	Exclusions of non recurring effects net of tax effects – ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED

	01/01 to	01/01 to
	06/30/2018	06/30/2017
Goodwill on acquisition (Note 15b ll)	(296,029)	(248,464)
Realization of Assets and Impairment	(101,399)	(7,472)
Provision for contingencies	91,481	(72,731)
Civil Lawsuits - Economic Plans	96,865	(40,053)
Social security fund (Note 12b)	(5,384)	(32,678)
Others	29,223	50,577
Total	(276,724)	(278,090)

l)	Agreements for offsetting and settlement of liabilities within the scope of the National Financial System – Offset agreements were entered into within the scope of derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution nº. 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits maintained with the same counterparty, and where the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in the case of bankruptcy of the debtor.

m)	Acquisition of minority interest in XP Investimentos S.A.

On May 11, 2017, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for the purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), by means of capital contribution of R$ 600 million and acquisition of shares issued by XP HOLDING and held by the SELLERS in the amount of R$ 5,700 million. Such amounts are subject to contractual adjustments (FIRST ACQUISITION). A portion of this amount will be withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term.

In addition to the FIRST ACQUISITION, ITAÚ UNIBANCO undertook to acquire (i) in 2020, and additional percentage of 12.5%, that will ensure it 62.4% of total capital of XP HOLDING (40.0% of common shares), based on a multiple (19 times) applied to XP HOLDING’s earnings, and (ii) in 2022, the additional percentage of 12.5%, which will ensure it 74.9% of total capital of XP HOLDING (49.9% of common shares), based on the fair market value of XP HOLDING at that time, being clear that the control of XP Group will continue with the shareholders of XP CONTROLE, that will hold the majority of voting shares.

ITAÚ UNIBANCO will act as a minority partner and will not influence commercial and operating policies of XP HOLDING or of any other company belonging to XP Group.

Effective acquisitions and financial settlements will occur after compliance with certain contractual conditions and obtainment of required regulatory authorizations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	175

n)	Reclassifications for comparison purposes – In compliance with BACEN circular letter 3,828, of 06/19/2017, which came into force as from the base date July 2017, the Company carried out reclassifications in the balances of June 30, 2017, for financial statements comparison purposes, in view of the regrouping of the following headings.

			Adjusted
ASSETS	Prior disclosure	Reclassification	balances
Current assets and Long term receivables	1,422,005,333	-	1,422,005,333
Interbank accounts	92,887,416	24,918,815	117,806,231
Pending settlement	4,087,303	24,918,815	29,006,118
Other receivables	181,261,174	(24,918,815)	156,342,359
Transactions with credit card issuers	24,918,815	(24,918,815)	-
Total assets	1,448,335,223	-	1,448,335,223

LIABILITIES

Current and Long term liabilities	1,315,971,300	-	1,315,971,300
Pending settlement	3,414,056	24,868,524	28,282,580
Other liabilities	245,182,938	(24,868,524)	220,314,414
Credit card operations	54,904,760	(54,904,760)	-
Sundry	24,311,170	28,590,791	52,901,961
Total liabilities	1,448,335,223	-	1,448,335,223

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	176

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	A Listed Company	NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

FIRST SEMESTER OF 2018

The Audit Committee (Committee) is a statutory advisory body of the Board of Directors (Board), which operates in accordance with the provisions set forth in its Charter (available on website http://www.itau.com.br/investor- relations).

The Committee serves as the sole vehicle for all institutions authorized to operate by the Central Bank of Brazil (local acronym BACEN) and for the companies overseen by the Superintendence of Private Insurance (SUSEP) that are part of the Itaú Unibanco Financial Conglomerate, which comprises Itaú Unibanco and all its direct and indirect subsidiaries (Conglomerate), and is responsible for the oversight of the internal control and risk management processes, the technical internal audit activities and the activities of the Conglomerate’s independent audit companies.

This oversight process carried out by the Committee are based on information received from Management and on the presentations carried out by the many business and support areas officers, as well as on the results of the work performed by the independent auditors, internal audit, and those responsible for risk management, capital management, internal controls and compliance, and on its own analysis resulting from direct observation.

Management is responsible for preparing the financial statements of the Conglomerate and for establishing the procedures required to ensure the quality of the processes that generate the information used for preparation of financial statements and financial reports. Management is also responsible for risk control and monitoring, supervising the company’s internal controls and compliance activities, and for overseeing the compliance with legal and regulatory requirements.

The Internal Audit mission is to assess the quality and conformity of the internal control and risk management systems, as well as the compliance with defined policies and procedures, including those adopted for preparation of financial and accounting reports.

PricewaterhouseCoopers Auditores Independentes (PwC) is responsible for the independent audit of the individual and consolidated financial statements and for attesting whether those statements present fairly, in all material respects, the individual and consolidated financial position of the Conglomerate, and the individual and consolidated performance of its operations, in accordance with Brazilian accounting practices and the international accounting standards issued by the International Accounting Standards Board (IASB).

Activities of the Committee

In compliance with its duties, the Committee carried out, among others, the following activities in the period:

Risk Management and Business Continuity, Internal Controls and Compliance - In meetings held with the responsible areas, the Committee monitored issues related to the quality and effectiveness of the internal control and risk management systems of the Conglomerate, the processes to check the management’s compliance with the legal and regulatory provisions and internal standards, as well as the evolution of the risk appetite governance and of the risk culture.

Independent Audit – A regular communication channel is opened with the independent auditors to discuss the scope, planning and outcome of their work and significant accounting matters, allowing members to support their opinion on the integrity of financial statements and financial reports.

Issues related to the assessment of the quality and adequacy of the internal controls system and of the compliance with legal and regulatory provisions by the entities of the Conglomerate were submitted to and discussed with the Committee at its meetings.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	177

Internal Audit – Monthly meetings are held with the internal audit officers responsible for the wholesale, retail, technology, operations and other supporting departments to discuss issues such as planning follow-up, the outcome of the work performed, reports issued, conclusions and recommendations.

Financial Statements – The major criteria adopted in the preparation of the financial statements, as well as the notes to the financial statements and Management reports were submitted to the Committee by the Management and the independent auditors. Meetings were held with the officers responsible for monitoring the accounting processing back office control environment and the presentation of significant accounting issues.

The Committee has also monitored the preparation and disclosure of the consolidated financial statements prepared in accordance with the International Financial Reporting Standards (IFRS), including the assessment of the impacts arising from the implementation of IFRS 9 – Financial Instruments.

Consumer matter– The Committee has an agenda of meetings with the business and support areas officers to monitor the control environment and the evolution of topics impacting clients. As part of these activities, the Committee was informed of the performance of the Ombudsman.

Regulators – The Committee took notice of the reports on inspections and of comments made by regulators, monitored the respective actions carried out by Management. In this period, the Committee held meetings with supervisors of the Central Bank of Brazil.

Information Security, Anti-Money Laundering and Fraud Prevention – Meetings were held with the areas responsible for monitoring the three risks indicators and how the major events occurred were addressed.

Foreign Units – Focused on strengthening the governance by improving the internal policy that addresses the governance on the performance of the Internal Committees of these foreign units, including paying visits to the units to hold meetings with the business and support areas, local audit committees, internal audit and the internal control areas. Members of the Committee work as effective members and monitor activities or operate as observers or guests in audit committees of foreign units.

Other activities carried out in the period - In addition to the activities described above, in the period meetings with the many business and support areas officers were held to monitor the internal control and risk management environment, including digital business. The Committee submitted monthly reports on its activities to the Board of Directors and held quarterly meetings with the Co-chairmen of the Board of Directors and the CEO of Itaú Unibanco Holding S.A. to discuss significant topics arising from performing their duties. The Committee also held meeting with the Fiscal Council.

Conclusions

Having duly considered its responsibilities and the natural limitations resulting from the scope of its activities, and based on the activities carried out in the period, the Committee concludes as follows:

•	The internal control systems, the compliance policy and the risk management and capital management frameworks are adequate to the Conglomerate’s size and complexity and the approved risk appetite;
•	The coverage and quality of the Internal Audit work are satisfactory;
•	The significant accounting practices adopted by the Conglomerate are in line with those adopted in Brazil, including those required by the Central Bank of Brazil, and with international accounting standards issued by the International Accounting Standards Board (IASB); and
•	The volume and quality of information provided by PricewaterhouseCoopers Auditores Independentes (PwC), which supports the Committee’s recommendation on the financial statements, are satisfactory, and no situation was identified that could impair the objectivity and independence of the independent auditors.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	178

Based on the work and assessments carried out and taking into account the context and limitation of its duties, the Committee recommends to the Board of Directors the approval of the consolidated financial statements of Itaú Unibanco Holding S.A. for the half year ended June 30, 2018.

São Paulo, July 30, 2018.

The Audit Committee

Gustavo Jorge Laboissière Loyola – Chairman

Antonio Carlos Barbosa de Oliveira

Antonio Francisco de Lima Neto

Diego Fresco Gutierrez

Maria Helena dos Santos Fernandes de Santana

Rogério Paulo Calderón Peres

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	179

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	Listed Company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the period from January to June 2018 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders.

São Paulo (SP), July 30, 2018.

JOSÉ CARUSO CRUZ HENRIQUES

 President

ALKIMAR RIBEIRO MOURA	CARLOS ROBERTO DE ALBUQUERQUE SÁ
Member	Member

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2018	180

www.pwc.com.br

(A free translation of the original in Portuguese)

Itaú Unibanco

Holding S.A.

Parent company and consolidated

financial statements at

June 30, 2018

and independent auditor's report

(A free translation of the original in Portuguese)

Independent auditor's report

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Opinion

We have audited the accompanying parent company financial statements of Itaú Unibanco Holding S.A. ("Bank"), which comprise the balance sheet as at June 30, 2018 and the statements of income, changes in stockholders' equity and cash flows for the six-month period, as well as the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at June 30, 2018 and the consolidated statements of income and cash flows for the six-month period, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at June 30, 2018, and the individual financial performance and cash flows, as well as the consolidated financial performance and cash flows, for the six-month period then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Parent Company and Consolidated Financial Statements" section of our report. We are independent of the Bank and of its subsidiaries in accordance with the ethical requirements established in the Accountant's Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the current period. These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 61005, T: +55 (11) 3674 2000, www.pwc.com.br

Itaú Unibanco Holding S.A.

Our audit for the six-month period ended on June 30, 2018 was planned and executed considering that the operations of the Bank and the Consolidated did not present significant modifications in relation to the previous year. In this context, the Key Audit Matters, as well as our audit approach, have remained substantially in line with those of the previous year.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Allowance for loan and lease losses (Notes 4(f) and 8)

The calculation of the allowance for loan and lease losses is subject to management's judgment. The identification of situations relating to the recoverable value of receivables and the determination of the allowance for loan and lease losses is a process that involves a number of assumptions and factors, including the counterparty's financial condition, the expected future cash flows, the estimated amounts of recovery and realization of guarantees.

The utilization of different modeling techniques and assumptions could result in a materially different estimate of recoverable amounts. Furthermore, managing the credit risk is complex and depends on the completeness and integrity of the related database, as well as managing credit risk, including guarantees and renegotiations, are important aspects on determining the allowance for loan and lease losses.

Considering the matters mentioned above, this area continued to be an area of focus during the audit.

Our audit procedures consider, among others:

•     Tests of the design and effectiveness of the main controls used to calculate the allowance for loan and lease losses, including: (i) totality and integrity of the database; (ii) models and assumptions adopted by management to determine the recoverable value of the credit portfolio; (iii) monitoring and valuation of guarantees; (iv) identification, approval, and monitoring of renegotiated transactions; and (v) processes established by management to meet the assumptions and the standards of the Brazilian Central Bank (BACEN) and National Monetary Council (CMN) as well as the disclosures in notes to the financial statements.

•     For the individually calculated allowance for loan and lease losses, we tested the relevant assumptions adopted to identify the impairment and the resulting rating of the debtors, as well as the expected future cash flows, underlying guarantees, and the estimates of recovery of overdue receivables.

•     For the allowance for loan losses calculated on a collective basis (retail segment), we tested the underlying models, including the model approval process and the validation of the assumptions used to determine the loss and recovery estimates, as well as the consistency of the models with those applied in previous periods.

•     We tested the adequacy of the inputs for these models, and, when available, compared the data and assumptions used with market information.

We believe that the criteria and assumptions adopted by Management in determining and recording the allowance for loan losses are

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

appropriate and consistent, in all material respects, in the context of the financial statements.

Measurement of the fair value of financial instruments and derivatives with little liquidity and without active market-(Notes 4(c), 4(d) and 7)

The fair value measurement of financial instruments with little liquidity and without an active market requires subjectivity, considering that it depends on valuation techniques based on internal models that involve management's assumptions for their valuation. In addition, management of market risk is complex, especially during periods of high volatility and when observable market prices or parameters are not available. These financial instruments are substantially comprised of investments in securities issued by companies and derivative contracts.

This continues as an area of focus of our audit since the utilization of different valuation techniques and assumptions could lead to materially different fair value estimates.

Our audit procedures consider, among others:

•     Testes of the design and the effectiveness of the main controls established for the fair valuation of these financial instruments, as well as the approval of models and related disclosures.

•     We analyzed the methodology used to fair value these financial instruments and the assumptions adopted by management by comparing them with independent methodologies and assumptions. We reperformed, on a sampling basis, the fair valuation of certain operations and compared the assumptions and methodologies used by management with our knowledge about fair valuation practices, which are commonly adopted as well as evaluated the consistency of these methodologies with the ones applied in prior periods.

We considered that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the information disclosed in the financial statements.

Information technology environment

Itaú Unibanco Holding S.A. and its subsidiaries rely on their technology structure to process their operations and prepare their financial statements. Technology represents a fundamental aspect on the Bank's business evolution and, over the last years, significant short and long-term investments have been made in the information technology systems and processes.

The technology structure, due to the history of acquisitions and size of the related operations, is comprised of more than one technology

As part of our audit procedures, with the support of our specialists, we assessed the information technology environment, including the automated controls of the application systems that are significant for the preparation of the financial statements.

The procedures we performed comprised the combination of relevant control tests and, when necessary, the tests of compensating controls, as well as the performance of tests related to the information security, including the access

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

environment with different processes and segregated controls.

The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit.

management control and the segregation of duties.

The audit procedures applied resulted in appropriate evidence that was considered in determining the nature, timing and extent of other audit procedures, and we believe that the processes and controls of the information technology environment have provided a satisfactory basis to be used in the outcome of our audit of the financial statements.

Deferred tax assets (Note 14(b))

The deferred tax assets arising from temporary differences, tax losses carryforward and negative basis of social contribution are recorded to the extent management considers probable that Itaú Unibanco Holding S.A. and its subsidiaries will generate future taxable profits. The projection of the future taxable profits takes into account a number of subjective assumptions established by management.

We continue to consider that this area requires audit focus, taking into account that using different assumptions in the projection of the future taxable profits could materially modify the expected periods for realization of deferred tax assets, thus affecting the accounting records.

We tested the design and the effectiveness of the main controls established by management to calculate the deferred tax assets and the recording of such credits in accordance with the accounting standards and specific requirements of BACEN and CMN, including the necessity of analysis of the perspectives for the realization of these assets, via projections of future taxable profits, for each of the institutions which comprise the Consolidated.

We tested the design and the effectiveness of the main controls over the respective disclosures, as well as we compared the critical assumptions used to the projection of the future results with macroeconomic information disclosed by the market and with the historical data, in order to support the consistency of these estimates.

With the support of our specialists in the tax area, we performed tests on the nature and amounts of the temporary differences, fiscal losses and negative bases of social contribution, subject to future tax deduction.

We believe that the assumptions adopted by Management in the determination and recording of tax credits are appropriate and consistent with the disclosures in the notes to the financial statements.

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Realization of amounts recorded on intangible assets (Notes 4(k) and 15(b))

The balances of intangible assets are tested semiannually for impairment. These tests involve estimates and significant judgment, including the identification of cash-generation units. The determination of expected cash flows and the risk-adjusted interest rate for each cash-generating unit or group of cash-generating units requires the application of judgment as well as estimates by management.

We continue to consider this as an area of audit focus due to: (i) projection of future results, in which the use of different assumptions can significantly modify the perspective of realization of these assets and the possible need to record impairment with consequent impact on the financial statements and (ii) the relevance of intangible assets arising from the acquisition of Itaú Corpbanca.

We have tested the design and effectiveness of the main controls established, including the analysis of the assumptions and critical judgments used by Management.

With the support of our specialists, we tested the projections for the determination of impairment of intangible assets as prepared by management, focusing on the most representative cases, such as intangible assets arising from the acquisition of Itaú Corpbanca, in order to corroborate the reasonableness of these realization estimates.

We believe that the assumptions adopted by Management to evaluate the realization of intangible assets are appropriate and the disclosures in the notes to the financial statements are consistent with the information obtained.

Provision for contingent liabilities (Notes 4(n) and 12)

Itaú Unibanco Holding S.A. and its subsidiaries have contingent liabilities mainly arising from judicial and administrative proceedings, inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters.

In general, the settlement of these proceedings takes a long time and involve not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation.

In certain situations, the legislation allows taxpayers to settle certain tax proceedings in advance by decreasing or eliminating related interest rates and fines. Civil and labor legislation also permits that agreements are made to settle proceedings in advance.

In addition, in 2017, a labor reform was approved and an agreement instrument for the termination of civil legal proceedings related to economic plans was signed.

As part of our audit procedures, we tested the design and the effectiveness of the main controls used to identify, assess, monitor, measure, record, and disclose the provision for contingent liabilities, including the totality and the integrity of the database.

Civil and labor proceedings are divided on a group basis and on an individualized basis. Proceedings considered under a group basis are quantified based on internal models and are revalued considering the judicial decisions on the related matters. Regarding the individualized proceedings, the calculation is made periodically based on the determination of the amount of the request and on the likelihood of a loss, which is estimated according to the characteristics, in fact or in law, related to each sentence in particular.

We tested the models used to quantify judicial proceedings of civil and labor natures considered on a group basis. We were supported by our specialists in the labor, legal, and fiscal areas, according to the nature of each proceeding.

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Among other things, the aspects used to establish the likelihood of a loss attributed to each proceeding are subjective and the evolution of the jurisprudence is not always uniform.

In this context, we consider that this subject requires audit focus.

Also, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings.

We considered that the criteria and assumptions adopted by Management for determining the provision for contingent liabilities, as well as the information disclosed in the financial statements, are appropriate.

Others matters

Statements of value added

The parent company and consolidated statements of value added for the six-month period ended on June 30, 2018, prepared under the responsibility of the Bank's management, which presentation is required by the Brazilian Corporate Law for listed companies and treated as supplementary information for purposes of BACEN, were submitted to audit procedures performed in conjunction with the audit of the financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09, "Statement of Value Added". In our opinion, these statements of value added have been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and are consistent with the parent company and consolidated financial statements taken as a whole.

Other information accompanying the parent company and consolidated financial statements and the auditor's report

The Bank's management is responsible for the other information which comprise the Management Report and the Management Discussion and Analysis Report.

Our opinion on the parent company and consolidated financial statements does not cover the Management Report or the Management Discussion and Analysis Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and the Management Discussion and Analysis Report and, in doing so, consider whether these reports are materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report or in the Management Discussion and Analysis Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the parent company and consolidated financial statements

Management is responsible for the preparation and fair presentation of the parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by BACEN, and for such internal control as management

Itaú Unibanco Holding S.A.

determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company and consolidated financial statements, management is responsible for assessing the Bank's ability to continue as going concerns, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance in the Bank and its subsidiaries are responsible for overseeing the financial reporting process.

Auditor's responsibilities for the audit of the parent company and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the parent company or the consolidated financial statements, as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that the audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as going concerns. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries to cease to continue as going concerns.

•	Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Itaú Unibanco Holding S.A.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Consolidated to express an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance (Audit Committee and Management) regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and that we communicated to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company and consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, July 30, 2018

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti

Contador CRC 1SP172940/O-6